As filed with the Securities and Exchange Commission on September 26, 2006
                                                  1933 Act File No. 333-128848

                                                   1940 Act File No. 811-09373

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   FORM N-2
                       (Check appropriate box or boxes)

[X] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
            [   ] Pre-Effective Amendment No. __
            [   ] Post-Effective Amendment No. __
                                    and/or

[X] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
            [X] Amendment No. 19

                    OPPENHEIMER SENIOR FLOATING RATE FUND
               (Exact Name of Registrant Specified in Charter)

                 6803 South Tucson Way, Centennial, CO 80112
  (Address of Principal Executive Offices) (Number, Street, City, State, Zip
                                    Code)

                                1.800.525.9310
             (Registrant's Telephone Number, Including Area Code)

                                Robert G. Zack
                            OppenheimerFunds, Inc.
  Two World Financial Center, 225 Liberty Street, 11th Floor, New York, New
                               York 10281-1008
  (Name and Address (Number, Street, State, Zip Code) of Agent for Service)

Approximate Date of Proposed Public Offering:  November 21, 2005

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box [X]

It is proposed that this filing will become effective (check applicable box):
[   ] when declared effective pursuant to section 8(c), or as follows:
The following boxes are included on the basis that the Registrant makes repurchase offers under Rule 23c-3 under the Investment Company Act of 1940 and is making this filing in accordance with Rule 486 under the Securities
Act of 1933.
[   ] immediately upon filing pursuant to paragraph (b)
[X ] on September 27, 2006 pursuant to paragraph (b)
[   ] 60 days after filing pursuant to paragraph (a)
[   ] on ______________ pursuant to paragraph (a) of Rule 486.

[ ] This  post-effective  amendment  designates  a new  effective  date  for a previously-filed registration statement.

[ ] This  form is filed to  register  additional  securities  for an  offering pursuant  to Rule  462(b)  under the  Securities  Act and the  Securities  Act registration  statement number of the earlier effective registration statement for the same offering is ________.

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The Registrant hereby amends the Registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration
Statement shall thereafter become effective in accordance with section 8(a)
of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section
8(a), shall determine.

This Registration  Statement includes a combined  Prospectus  pursuant to Rule
429 of the  Securities  Act of 1933  which  relates to the  following  earlier
Registration Statements filed by the Registrant:
(1)   July 9, 1999, which registered  100,000 Class A shares,  6,000,000 Class
    B shares and  3,900,000  Class C shares,  each being shares of  beneficial interest having a par value of $0.001 per share;
(2)   December 6, 1999,  which registered  10,000,000  shares each of Class A,
    Class B, and Class C, each being shares of  beneficial  interest  having a par value of $0.001 per share;
(3)   May 18, 2000, which  registered  10,000,000 Class C shares of beneficial interest having a par value of $0.001 per share;
(4)   August  21,  2000,  which  registered   10,000,000  Class  C  shares  of
    beneficial interest having a par value of $0.001 per share;
(5)   November  30,  2000,   which   registered   5,000,000  Class  A  Shares,
    10,000,000  Class B Shares  and  20,000,000  Class C  Shares,  each  being shares of beneficial interest having a par value of $0.001 per share;
(6)   June 4, 2000, which registered  10,000,000 Class B Shares, of beneficial interest having a par value of $0.001 per share; and
(7)   November  17,  2003,  which  registered  10,000,000  Class A  Shares  of beneficial interest having a par value of $0.001 per share;
(8)   June 3, 2004,  which registered  50,000,000  Class A shares,  10,000,000
    Class B shares  and  25,000,000  Class C  shares,  each  being  shares  of beneficial interest having a par value of $0.001 per shares.
(9)   March 2, 2005, which registered  100,000,000 Class A shares,  50,000,000
    Class B shares  and  100,000,000  Class C  shares,  each  being  shares of beneficial interest having a par value of $0.001 per shares.
(10)  May  16,  2005,   which   registered   50,000,000  Class  A  shares  and
    100,000,000  Class C shares,  each  being  shares of  beneficial  interest having a par value of $0.001 per shares.
(11)  May 18, 2005, which registered  12,674,506 Class A shares and 40,941,078
    Class C shares,  each  being  share of  beneficial  interest  having a par value of $0.001 per shares.

(12)  October 5, 2005, which registered  50,000,000 Class Y shares, each being shares of beneficial interest having a par value of $0.001 per share.
(13)  July  14,  2006,  which  registered   100,000,000  Class  A  shares  and
    100,000,000  Class C shares,  each  being  shares of  beneficial  interest having a par value of $0.001 per shares.

         CALCULATION OF REGISTRATION FEE UNDER SECURITIES ACT OF 1933

---------------------------------------------------------------------------------
----------------                 Proposed        Proposed
                 Amount Being    Maximum Price   Maximum         Amount of
Title         of Registered      Per Unit        Aggregate       Registration
Securities                                       Offering Price  Fee
Being Registered
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Not Applicable

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
..

This Registration Statement carries  forward

the  337,774,506 Class A  shares,

96,000,000

Class B shares,  419,841,078  Class C shares  and  50,000,000  Class Y shares of beneficial  interest,  par value  $0.001 per  share,  of  Registrant  previously registered, for which an aggregate of $393,206.51,  $162,039.80, $548,907.87 and
$56,319.45 of  registration  fees were paid to register shares of the respective classes.

The  Registrant's  Prospectus  dated  September  27,  2006  as  filed  with  the
Securities and Exchange Commission on Form N-2 on September 25, 2006, (File Nos.
333-82579 and 811-09373), is hereby incorporated herein by reference.

                                                (OppenheimerFunds logo)
Oppenheimer
Senior Floating Rate Fund

------------------------------------------------------------------------------

Prospectus dated September 27, 2006

------------------------------------------------------------------------------

Oppenheimer Senior Floating Rate Fund seeks as high a level of current income and preservation of capital as is consistent with investing primarily in senior floating rate loans and other debt securities.  The
Fund seeks to achieve its goal primarily by investing at least 80% of its net assets (plus the amount of borrowings for investment purposes) in floating or adjustable rate senior loans that are made to U.S. and foreign borrowers. Under normal market conditions the Fund can invest the remainder of its net assets in other securities.  The Fund is a diversified closed-end management investment company that continuously offers its shares.

The Fund can invest up to 100% of its assets in Senior Loans and other debt securities that are high risk securities rated below investment grade or in unrated securities deemed to be below investment grade.  These investments may be considered speculative and have greater risks than investment grade securities, including the possible loss of income and principal. Many of the
Fund's investments are illiquid. Please refer to "Main Risks of Investing in the Fund."

This Prospectus sets forth concisely the information about the Fund that a prospective investor ought to know before investing. It also contains important information about how to buy shares of the Fund and other account features.  Please read this Prospectus carefully before you invest and keep it for future reference about your account.

The Fund's Statement of Additional Information dated September 27, 2006, which the Fund may amend from time to time, has been filed with the
Securities and Exchange Commission ("SEC") and is incorporated by reference into this Prospectus. The Table of Contents of the Statement of Additional
Information appears on page 68 of this Prospectus.  For a free copy of the
Statement of Additional Information, call your investment representative or call the Fund's Distributor at 1.800.CALL OPP (225.5677), visit our website at www.oppenheimerfunds.com or write to the Distributor at the address on the back cover.

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved the Fund's securities nor has it determined that this
Prospectus is accurate or complete.  It is a criminal offense to represent otherwise.

      The Fund has four classes of shares: Class A shares, Class B shares, Class C and Class Y shares.  Please refer to "How to Buy
Shares."  As a business trust, the Fund is authorized to issue an unlimited number of shares of each Class and to date has registered
337,774,506 Class A shares, 96,000,000 Class B shares, 419,841,078 Class C shares and 50,000,000 Class Y shares.

      Class A shares are sold at their offering price, which is normally net asset value plus an initial sales charge.  Class A shares are subject to an annual service fee and an Early Withdrawal Charge may apply. Class
B and Class C shares are offered without any initial sales charge, but those shares are subject to an annual service fee, an annual asset-based distribution fee, and an Early Withdrawal Charge.  Certain waivers of the
Early Withdrawal Charges may apply. Class Y shares are offered only to certain institutional investors that have a special agreement with the
Distributor. The price of the Fund's shares of each class will fluctuate, depending on the respective net asset values per share. The Distributor will pay sales concessions to participating dealers from its own assets at the time of sale.

      The Fund intends to invest the net proceeds of the sale of its shares in portfolio securities as soon as is practicable after receipt of the proceeds.

No trading market currently exists for the Fund's shares and shares are not redeemable daily.  The Fund does not currently anticipate that a secondary market will develop for its shares. As a result, you should consider the
Fund's shares to be an illiquid investment.  This means that you may not be able to readily sell your shares. See "Illiquidity of the Fund's Shares" and
"Periodic Repurchase Offers."

      To provide shareholders with liquidity, the Fund will make quarterly
Repurchase Offers for a percentage (between 5% and 25%) of the Fund's shares at net asset value each January, April, July and October. There is no guarantee that the Fund will be able to repurchase all shares that are tendered in a Repurchase Offer.  See "Periodic Repurchase Offers."

      The Fund has received an exemptive order from the SEC with respect to the Fund's distribution fee arrangements, Early Withdrawal Charges and multi-class structure.  As a condition of that order, the Fund is required to comply with certain regulations that would not otherwise apply to the Fund.

------------------------------------------------------------------------------

An investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

CONTENTS

A B O U T  T H E  F U ND

Fees and Expenses of the Fund
A Brief Overview of the Fund
Financial Highlights
Main Risks of Investing in the Fund
Use of Proceeds of the Fund's Offering
The Fund and Its Investments
Performance Information
How the Fund is Managed

A B O U T  Y O U R  A C C O U N T

How to Buy Shares
Special Investor Services
      AccountLink
      PhoneLink
      OppenheimerFunds Internet Website
      Retirement Plans
Periodic Repurchase Offers
How to Exchange Shares
Shareholder Account Rules and Policies
Dividends, Capital Gains and Taxes
Additional Information About the Fund
Table of Contents of the Statement of Additional Information
Appendix A - Ratings Definitions

A B O U T  T H E  F U N D

Fees and Expenses of the Fund

The Fund pays a variety of expenses directly for management of its assets, administration, distribution of its shares and other services. Those expenses are subtracted from the Fund's assets to calculate the Fund's net asset values per share. All shareholders therefore pay those expenses indirectly.
Shareholders pay other expenses directly, such as Early Withdrawal Charges and account transaction charges.

These tables are provided to help you understand the fees and expenses you may bear directly (shareholder transaction expenses) or indirectly (annual expenses) if you buy and hold shares of the Fund.  The numbers shown are based on the Fund's expenses during its fiscal year ended July 31, 2006.

Shareholder Transaction Expenses

-----------------------------------------------------------------------------------
                             Class A       Class B       Class C    Class Y shares
                             shares        shares        shares
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
Sales Charge (Load) on        3.50%         None          None           None
purchases
-------------------------
(as % of offering
price)(1)
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
Dividend Reinvestment         None          None          None           None
Fees
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
Early Withdrawal
Charges (Load) (as % of      None(2)        3%(3)         1%(4)          None
the lower of the
original purchase price
or repurchase price)
-----------------------------------------------------------------------------------
Annual Expenses
(as a % of average annual net assets attributable to shares)

----------------------------------------------------------------------------------
                            Class A       Class B       Class C    Class Y shares
                             shares       shares        shares
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

Management Fees(5)           0.63%         0.63%         0.63%         0.63%

----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

Distribution and/or          0.25%       0.75%(6)      0.75%(6)         None
Service Fees

----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

Other Expenses(7)            0.23%         0.30%         0.23%         0.33%

----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

Total Annual Expenses        1.11%         1.68%         1.61%         0.96%

----------------------------------------------------------------------------------
Expenses may vary in future years.
1.    If a securities dealer handles your purchase transaction, it may charge you a fee.
2.    An Early Withdrawal Charge may apply to redemptions of investments of
   $1 million or more ($500,000 for certain retirement plan accounts) of
   Class A shares.  See "How to Buy Shares" for details.
3.    The 3% Early Withdrawal Charge applies to shares repurchased in the first year after you bought them. The Early Withdrawal Charge is 2.0% for shares repurchased during the second year after purchase, 1.5% during the third and fourth years, and 1% during the fifth year.  There is no Early
   Withdrawal Charge after the fifth anniversary of purchase.  Class B shares automatically convert to Class A shares 72 months after purchase. See "How to Buy Shares" for details.
4. The Early Withdrawal Charge applies to shares repurchased within 12 months after you bought them. See "How to Buy Shares" for details.

5. The management fee is based on a percentage of the Fund's average annual net assets and is shown without giving effect to a voluntary reduction by the Manager of 0.10% of the management fee annually, which may be withdrawn or amended at any time. Prior to January 1, 2006, the voluntary reduction by the Manager was 0.20% of the management fee annually.  After that waiver, the management fee was 0.49% for Class A, Class B and Class C and 0.52% for Class Y shares and the Total Annual Expenses were 0.97% for
   Class A, 1.54% for Class B, 1.47% for Class C and 0.85% for Class Y.

6  Under the Fund's Distribution Plans, Class B shares and Class C shares pay an annual asset-based sales charge of 0.50% of average daily net assets
   (the Board of Trustees can increase the fee to 0.75%). Class A shares are not subject to any asset-based sales charges.  Each class of shares is subject to an annual service fee of up to 0.25% of average annual net assets.  Because of the asset-based sales charge, long-term shareholders of Class C may pay more than the economic equivalent of the maximum front-end sales charges permitted by the National Association of
   Securities Dealers, Inc.

7. "Other Expenses" include transfer agent fees, custodial expenses, and accounting and legal expenses the Fund pays.  The Transfer Agent has voluntarily undertaken to the Fund to limit the transfer agent fees to
   0.35% per annum of all classes.  That undertaking may be amended or withdrawn at any time. For the Fund's fiscal year ended July 31, 2006, the transfer agent fees did not exceed the expense limitation described above.

EXAMPLES.  These examples are intended to help you understand the cost of investing in the Fund. The examples assume that you invest $1,000 in a class of shares of the Fund for the time periods indicated and reinvest your dividends and distributions.

      The  first  example  assumes  that  you keep  your  shares.  The  second example  assumes  that your shares are  repurchased  by the Fund at the end of those  periods.  Both  examples  also  assume  that your  investment  has a 5%
return each year and that a class's operating  expenses remain the same as the expenses in the Annual Expense table above.  Based on these  assumptions  your expenses would be as follows:

--------------------------------------------------------------------------------
Assuming you do not
tender shares for           1 Year        3 Years       5 Years      10 Years
repurchase by the Fund:
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Class A shares               $46            $69           $94          $165

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Class B shares               $17            $53           $91         $170*

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Class C shares               $26            $51           $88          $191

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Class Y shares               $10            $31           $54          $124

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Assuming you tender
your shares for
repurchase by the Fund      1 Year        3 Years       5 Years      10 Years
on the last day of the
period and an Early
Withdrawal Charge
applies:
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Class A shares               $46            $69           $94          $165

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Class B shares               $47            $68          $101         $170*

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Class C shares               $26            $51           $88          $191

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Class Y shares               $10            $31           $54          $124

--------------------------------------------------------------------------------

In the first example, the expenses include the initial sales charge for Class
A, but the expenses of Class B and Class C do not include the Early
Withdrawal Charges.  In the second example, expenses include the initial sales charge for Class A and the applicable Class B or Class C Early
Withdrawal Charges.
*Class B expenses for years 7 through 10 are based on Class A expenses, since
Class B shares automatically convert to Class A shares 72 months after repurchase.

------------------------------------------------------------------------------
The examples should not be considered a representation of future expenses, and actual expenses may be greater or less than those shown.
------------------------------------------------------------------------------

A Brief Overview of the Fund

------------------------------------------------------------------------------

This section summarizes  information that is discussed in more detail later in this  Prospectus.  You should  carefully  read the more detailed  information.
For a detailed  discussion of risks of investing in the Fund,  please refer to
"Main Risks of Investing in the Fund," on page 14.

------------------------------------------------------------------------------

What is the Fund?  The Fund is a diversified closed-end, management investment company, organized as a Massachusetts business trust on June 2,
1999.

What is the Fund's Investment Objective?  The Fund seeks as high a level of current income and preservation of capital as is consistent with investing primarily in senior floating rate loans and other debt securities.

What does the Fund Invest In? Under normal circumstances, the Fund will invest at least 80% of its net assets plus the amount of any Fund borrowings for investment purposes in floating (sometimes referred to as "adjustable")
rate loans made to U.S. and foreign borrowers that are corporations, partnerships or other business entities. Although this is not a fundamental policy, the amount so invested will not be changed by the Fund's Board of
Trustees without providing shareholders at least 60 days prior notice of the change. While most of these loans will be collateralized, the Fund can also under normal circumstances invest up to 10% of its net assets (plus the amount of borrowings for investment purposes) in uncollateralized floating rate loans. Collectively, these investments are referred to as "Senior Loans"
in this Prospectus.  These Senior Loans pay interest at rates that float above (or are adjusted periodically based on) a benchmark that reflects current interest rates, such as the prime rate offered by one or more major
U.S. banks (referred to as the "Prime Rate"), the certificate of deposit
("CD") rate or the London Inter-Bank Offered Rate (referred to as "LIBOR").

      The Fund can invest the remainder of its net assets in cash and other securities, such as unsecured floating rate loans, secured or unsecured fixed-rate loans, collateralized loan obligations, floating rate notes or bonds, investment-grade short-term debt obligations and repurchase agreements, under normal circumstances.  The Fund can use derivative instruments, including options, futures contracts, asset-backed securities, interest rate swaps, credit default swaps and total return swaps, to hedge its portfolio.  The Fund can borrow money and use other techniques to manage its cash flow, to finance repurchase offers, or to purchase assets, a technique referred to as "leverage."

      The Fund will principally invest in debt obligations, including Senior
Loans, that are rated "B" or higher by one or more of the ratings organizations or, if unrated, determined by the Manager to be of comparable quality, although, the Fund can invest up to 15% of its net assets in investments rated below "B."  See "Does The Fund Have Credit Quality
Standards for Senior Loans?" below. Many of the Fund's investments are below investment grade and involve high risk, as described in "Special Risks of
Lower-Grade Securities," below.

What are the Main Risks of Investing in the Fund? The Fund is subject to a number of investment risks, described in "Main Risks of Investing in the
Fund," below. In summary, the Fund's investments in debt securities are subject to credit risks, including the risk that the borrower will not pay interest and will not repay the principal amount of the obligation in a timely manner. Most, but not all, of the Fund's investments in Senior Loans must be collateralized, however, the Fund's other investments need not be collateralized.  The risk of default is greater in the case of the obligations below investment grade in which the Fund can invest without limit. In the event of a default, the Fund would not have the ability to collect on any collateral for an uncollateralized loan.  Many Senior Loans and many of the Fund's other investments are illiquid, which may make it difficult for the Fund to value them or dispose of them at an acceptable price when it wants to.

      There are other risks of investing in the Fund.  The Fund's investments, to some degree, may be subject to interest rate risk, the risk of fluctuation in price from changes in prevailing interest rates, although investments in floating rate loans are expected to be less affected by changes in short-term interest rates than fixed-rate debt securities. The
Fund can borrow for investment leverage, which can subject it to greater expenses, and greater volatility in its share prices, than funds that do not borrow.

Unlike an open-end mutual fund, the Fund does not offer to redeem its shares daily.  No market currently exists for the Fund's shares and the Fund does not anticipate that a secondary market will develop for its shares.  The Fund does not intend to list its shares on any national securities exchange or arrange for the quotation of the prices of its shares on any over-the-counter market. Even though the Fund will make quarterly tender offers to repurchase a portion of its shares to try to provide liquidity to shareholders, you should consider an investment in the Fund to be illiquid.

Who is the Fund Designed For?  The Fund is designed for investors seeking high current income and relative stability of principal from a fund that will invest primarily in senior loan obligations that may have higher risks than conventional debt securities. The Fund's investment strategy allows investors to participate in the corporate loan market, which may be difficult for individuals to invest in directly because Senior Loans have very large minimum investments, typically $1 million or more. Since the Fund's income level will fluctuate, it is not designed for investors needing an assured level of current income.  The Fund does not seek capital appreciation.

      The Fund is designed as a long-term investment and not as a short-term trading vehicle.  It may be appropriate for a portion of an investor's overall investment portfolio. However, the Fund is not a complete investment program.  Because of the limited liquidity of Fund shares through Repurchase
Offers, the Fund may not be an appropriate investment for retirement plans whose owners need to make periodic distributions at a fixed level.  The Fund is not an appropriate investment for investors needing ready access to their money, since Fund shares are not redeemable daily and are not traded in a secondary market.

How Can You Buy Shares?  The Fund's Distributor, OppenheimerFunds
Distributor, Inc., offers the Fund's shares in a continuous public offering through securities dealers. The offering price for shares will be equal to the net asset value per share of the respective class plus the applicable sales charge calculated each regular business day. The minimum initial investment is $1,000 ($500 for retirement accounts).  Minimum subsequent investments are $50.

      The Distributor reserves the right to waive any minimum investment requirements and to refuse any order for the purchase of shares.  The
Distributor may suspend the continuous offering of shares at any time.

How Do the Fund's Repurchase Offers Provide Liquidity?  The Fund intends to make quarterly offers to repurchase a portion of its shares from shareholders. Each quarter the Fund will offer to repurchase between 5% and
25% of its outstanding shares.  In response to each Repurchase Offer, shareholders may choose to tender some or all of their shares to the Fund for repurchase.  Shares accepted for repurchase will be repurchased at a price equal to the net asset value per share. If more shares are tendered than the amount of the Repurchase Offer, the repurchases will be pro-rated.  There can be no assurance that the Fund will be able to repurchase all shares that you tender. Please refer to "Periodic Repurchase Offers" below for details. The
Fund does not currently charge a repurchase fee, but the Board of Trustees could impose that type of fee in the future, to help cover Fund expenses.

Are There Any Sales Charges for Investing in the Fund? If you buy Class A
shares, you pay an initial sales charge (on investments up to $1 million for regular accounts or lesser amounts for certain retirement plans). The amount of that sales charge will vary depending on the amount you invest. The sales charge rates are listed in "How Can You Buy Class A Shares?" below.

How Early Withdrawal Charges Affect Repurchases.  If you tender shares for repurchase and if your shares are repurchased by the Fund during the applicable holding period for the class of shares, in some cases you may be subject to Early Withdrawal Charges that apply to Class A, Class B and Class
C shares:
o     If you acquire Class A shares of the Fund that are subject to Class A share's Early Withdrawal Charge or by exchanging Class A shares of another Oppenheimer fund that were still subject to that other fund's Class A contingent deferred sales charge at the time you exchanged them, they will become subject to the Fund's Class A Early
         Withdrawal Charge.  If any of those Class A shares of the Fund are repurchased within 18 months of the original purchase date of the shares of the fund from which they were exchanged, the Fund's Class
         A Early Withdrawal Charge of 1.0% will apply (explained in "How Can
         You Buy Class A Shares?" below).
o     If your Class B shares are repurchased by the Fund within five years of the beginning of the month in which you originally purchased them, the Early Withdrawal Charge is 3% for repurchases during the first year; 2% during the second year; 1.5% during the third and fourth years; and 1.0% during the fifth year.  There is no Early Withdrawal
         Charge for repurchases after five years.
o     If your Class C shares are repurchased by the Fund within 12 months of the beginning of the month in which you originally purchased them, you will pay a 1.0% Early Withdrawal Charge.

      The Early Withdrawal Charge is based on the lesser of the then current net asset value or the original purchase price of the repurchased shares.
The Early Withdrawal Charge does not apply to shares purchased by reinvesting dividends or capital gains distributions. Please refer to "How to Buy Shares"
and "Periodic Repurchase Offers."  The Fund may waive the Early Withdrawal
Charge in specified transactions and for certain classes of investors described in Appendix B to the Statement of Additional Information.

Who Manages the Fund?  OppenheimerFunds, Inc. is the Fund's investment advisor (and is referred to as the "Manager" in this Prospectus). The Fund's portfolio managers are employed by the Manager.

Financial Highlights

OPPENHEIMER SENIOR FLOATING RATE FUND

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

CLASS A         YEAR ENDED JULY 31,                     2006            2005            2004           2003             2002
-----------------------------------------------------------------------------------------------------------------------------
PER SHARE OPERATING DATA
-----------------------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period              $     9.54      $     9.56      $     9.24     $     9.03       $     9.51
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) from investment operations:
Net investment income                                    .66 1           .53 1           .49            .55              .54
Net realized and unrealized gain (loss)                   --            (.02)            .30            .14             (.50)
                                                  ---------------------------------------------------------------------------
Total from investment operations                         .66             .51             .79            .69              .04
-----------------------------------------------------------------------------------------------------------------------------
Dividends and/or distributions to shareholders:
Dividends from net investment income                    (.66)           (.53)           (.47)          (.48)            (.52)
-----------------------------------------------------------------------------------------------------------------------------
Net asset value, end of period                    $     9.54      $     9.54      $     9.56     $     9.24       $     9.03
                                                  ===========================================================================

-----------------------------------------------------------------------------------------------------------------------------
TOTAL RETURN, AT NET ASSET VALUE 2                      7.10%           5.45%           8.78%          7.91%            0.44%
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA
-----------------------------------------------------------------------------------------------------------------------------
Net assets, end of period (in thousands)          $1,513,036      $1,038,746      $  376,001     $   44,028       $   33,905
-----------------------------------------------------------------------------------------------------------------------------
Average net assets (in thousands)                 $1,292,028      $  776,029      $  146,224     $   35,298       $   41,195
-----------------------------------------------------------------------------------------------------------------------------
Ratios to average net assets: 3
Net investment income                                   6.88%           5.63%           5.56%          6.23%            5.84%
Total expenses                                          1.11%           1.09%           1.19%          1.39%            1.42%
Expenses after payments and waivers and
reduction to custodian expenses                         0.97%           0.89%           0.99%          1.19%            1.22%
-----------------------------------------------------------------------------------------------------------------------------
Portfolio turnover rate                                  104%            114%            155%           121% 4            92%

1.    Per share amounts calculated based on the average shares outstanding during the period.

2.    Assumes an investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and repurchase at the net asset value calculated on the last business day of the fiscal period.
      Total returns are not annualized for periods of less than one full year.
      Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

3.    Annualized for periods of less than one full year.

4.    The previously reported portfolio turnover rate of 9% has been restated
      based upon a calculation methodology that is consistent with the other periods presented herein. This methodology includes certain loans that were previously considered short-term, and therefore excluded from the calculation, due to an interest rate reset feature.

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                   37 | OPPENHEIMER SENIOR FLOATING RATE FUND

FINANCIAL HIGHLIGHTS  Continued
--------------------------------------------------------------------------------
CLASS B         YEAR ENDED JULY 31,                   2006          2005          2004         2003           2002
-------------------------------------------------------------------------------------------------------------------
PER SHARE OPERATING DATA
-------------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period              $   9.54      $   9.56      $   9.24     $   9.04       $   9.51
-------------------------------------------------------------------------------------------------------------------
Income (loss) from investment operations:
Net investment income                                  .60 1         .48 1         .46          .52            .49
Net realized and unrealized gain (loss)                 --          (.02)          .28          .11           (.49)
                                                  ------------------------------------------------------------------
Total from investment operations                       .60           .46           .74          .63             --
-------------------------------------------------------------------------------------------------------------------
Dividends and/or distributions to shareholders:
Dividends from net investment income                  (.60)         (.48)         (.42)        (.43)          (.47)
-------------------------------------------------------------------------------------------------------------------
Net asset value, end of period                    $   9.54      $   9.54      $   9.56     $   9.24       $   9.04
                                                  =================================================================

-------------------------------------------------------------------------------------------------------------------
TOTAL RETURN, AT NET ASSET VALUE 2                    6.49%         4.86%         8.18%        7.21%          0.05%
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA
-------------------------------------------------------------------------------------------------------------------
Net assets, end of period (in thousands)          $318,312      $344,337      $277,043     $157,057       $176,760
-------------------------------------------------------------------------------------------------------------------
Average net assets (in thousands)                 $334,997      $327,996      $201,260     $163,238       $206,869
-------------------------------------------------------------------------------------------------------------------
Ratios to average net assets: 3
Net investment income                                 6.27%         5.06%         5.04%        5.70%          5.33%
Total expenses                                        1.68%         1.66%         1.76%        1.93%          1.92%
Expenses after payments and waivers and
reduction to custodian expenses                       1.54%         1.46%         1.56%        1.73%          1.72%
-------------------------------------------------------------------------------------------------------------------
Portfolio turnover rate                                104%          114%          155%         121% 4          92%

1.    Per share amounts calculated based on the average shares outstanding during the period.

2.    Assumes an investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and repurchase at the net asset value calculated on the last business day of the fiscal period.
      Total returns are not annualized for periods of less than one full year.
      Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

3.    Annualized for periods of less than one full year.

4.    The previously reported portfolio turnover rate of 9% has been restated
      based upon a calculation methodology that is consistent with the other periods presented herein. This methodology includes certain loans that were previously considered short-term, and therefore excluded from the calculation, due to an interest rate reset feature.

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                   38 | OPPENHEIMER SENIOR FLOATING RATE FUND

CLASS C         YEAR ENDED JULY 31,                     2006            2005            2004           2003             2002
-----------------------------------------------------------------------------------------------------------------------------
PER SHARE OPERATING DATA
-----------------------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period              $     9.55      $     9.57      $     9.25     $     9.04       $     9.51
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) from investment operations:
Net investment income                                    .61 1           .48 1           .45            .52              .50
Net realized and unrealized gain (loss)                   --            (.02)            .29            .12             (.50)
                                                  ---------------------------------------------------------------------------
Total from investment operations                         .61             .46             .74            .64               --
-----------------------------------------------------------------------------------------------------------------------------
Dividends and/or distributions to shareholders:
Dividends from net investment income                    (.61)           (.48)           (.42)          (.43)            (.47)
-----------------------------------------------------------------------------------------------------------------------------
Net asset value, end of period                    $     9.55      $     9.55      $     9.57     $     9.25       $     9.04
                                                  ===========================================================================

-----------------------------------------------------------------------------------------------------------------------------
TOTAL RETURN, AT NET ASSET VALUE 2                      6.56%           4.92%           8.21%          7.35%            0.05%
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA
-----------------------------------------------------------------------------------------------------------------------------
Net assets, end of period (in thousands)          $1,686,272      $1,350,656      $  615,744     $  207,433       $  236,111
-----------------------------------------------------------------------------------------------------------------------------
Average net assets (in thousands)                 $1,542,199      $1,065,783      $  346,347     $  210,987       $  303,123
-----------------------------------------------------------------------------------------------------------------------------
Ratios to average net assets: 3
Net investment income                                   6.36%           5.11%           5.05%          5.73%            5.37%
Total expenses                                          1.61%           1.60%           1.71%          1.91%            1.92%
Expenses after payments and waivers and
reduction to custodian expenses                         1.47%           1.40%           1.51%          1.71%            1.72%
-----------------------------------------------------------------------------------------------------------------------------
Portfolio turnover rate                                  104%            114%            155%           121% 4            92%

1.    Per share amounts calculated based on the average shares outstanding during the period.

2.    Assumes an investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and repurchase at the net asset value calculated on the last business day of the fiscal period.
      Total returns are not annualized for periods of less than one full year.
      Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

3.    Annualized for periods of less than one full year.

4.    The previously reported portfolio turnover rate of 9% has been restated
      based upon a calculation methodology that is consistent with the other periods presented herein. This methodology includes certain loans that were previously considered short-term, and therefore excluded from the calculation, due to an interest rate reset feature.

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                   39 | OPPENHEIMER SENIOR FLOATING RATE FUND

FINANCIAL HIGHLIGHTS Continued
--------------------------------------------------------------------------------

CLASS Y         PERIOD ENDED JULY 31,                                    2006 1
--------------------------------------------------------------------------------
PER SHARE OPERATING DATA
--------------------------------------------------------------------------------
Net asset value, beginning of period                                      $9.54
--------------------------------------------------------------------------------
Income from investment operations:
Net investment income 2                                                     .47
Net realized and unrealized gain                                             --
                                                                          ------
Total from investment operations                                            .47
--------------------------------------------------------------------------------
Dividends and/or distributions to shareholders:
Dividends from net investment income                                       (.47)
--------------------------------------------------------------------------------
Net asset value, end of period                                            $9.54
                                                                          ======

--------------------------------------------------------------------------------
TOTAL RETURN, AT NET ASSET VALUE 3                                         5.04%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA
--------------------------------------------------------------------------------
Net assets, end of period (in thousands)                                  $   1
--------------------------------------------------------------------------------
Average net assets (in thousands)                                         $   1
--------------------------------------------------------------------------------
Ratios to average net assets: 4
Net investment income                                                      7.33%
Total expenses                                                             0.96%
Expenses after payments and waivers and
reduction to custodian expenses                                            0.85%
--------------------------------------------------------------------------------
Portfolio turnover rate                                                     104%

1.    For the period from November 28, 2005 (inception of offering) to July 31,
      2006.

2.    Per share amounts calculated based on the average shares outstanding during the period.

3.    Assumes an investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and repurchase at the net asset value calculated on the last business day of the fiscal period.
      Total returns are not annualized for periods of less than one full year.
      Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

4.    Annualized for periods of less than one full year.

Main Risks of Investing in the Fund

All investments carry risks to some degree.  The Fund's investments in Senior
Loans and other debt securities are subject to changes in their value from a number of factors, described below. There is also the risk that poor security selection by the Manager will cause the Fund to underperform other funds having a similar objective.

Credit Risk.  Debt securities are subject to credit risk.  Credit risk relates to the ability of the borrower under a Senior Loan or the issuer of a debt security to make interest and principal payments on the loan or security as they become due.  If the borrower or issuer fails to pay interest, the
Fund's income might be reduced.  If the borrower or issuer fails to repay principal, the value of that security and the net asset values of the Fund's shares might be reduced.  A downgrade in an issuer's credit rating or other adverse news about an issuer can reduce the value of that issuer's securities. The Fund's investments in Senior Loans and other debt securities, particularly those below investment grade, are subject to risks of default.

      For the Fund's collateralized investments, lenders may have difficulty liquidating the collateral or enforcing their rights under the terms of the loans if a borrower defaults. Collateral may be insufficient or set aside by a court. Also, the Fund can invest part of its assets in loans and other debt obligations that are not collateralized.  See "What Are the Risks of Default on Senior Loans?" below.

Interest Rate Risk.  In general, the value of a debt security changes as prevailing interest rates change. For fixed-rate debt securities, when prevailing interest rates fall, the values of already-issued debt securities generally rise.  When prevailing interest rates rise, the values of already-issued debt securities generally fall, and they may sell at a discount from their face amount.

      The Senior Loans in which the Fund invests have floating or adjustable interest rates.  For that reason, the Manager expects that when interest rates change, the values of Senior Loans will fluctuate less than the values of fixed-rate debt securities, and that the net asset values of the Fund's shares will fluctuate less than the shares of funds that invest mainly in fixed-rate debt obligations.  However, the interest rates of some Senior
Loans adjust only periodically.  Between the times that interest rates on
Senior Loans adjust, the interest rates on those Senior Loans may not correlate to prevailing interest rates.  That will affect the value of the loans and may cause the net asset values of the Fund's shares to fluctuate.

Borrowing.  The Fund can borrow money in an amount up to 33 1/3% of its total assets (after counting the assets purchased with the amount borrowed).  The
Fund may borrow if necessary to obtain short-term credit to allow it to repurchase shares during Repurchase Offers, to manage cash flows, and to fund additional purchase commitments under Senior Loans. The Fund may also borrow to acquire additional investments (a technique known as "leverage").  To the extent that the costs of borrowing exceed the return on the investments purchased with borrowed amounts, the Fund's returns will be adversely affected.  Borrowing for leverage also increases the risk of volatility in the net asset values of the Fund's shares.

      Borrowing may entail other risks. Lenders to the Fund will have preference over the Fund's shareholders as to payments of interest and repayments of principal on amounts that the Fund borrows and preference to the Fund's assets in the event of its liquidation.  Lending terms may limit the Fund's ability to pay dividends to shareholders.  Lending agreements may also grant the lenders certain voting rights if the Fund defaults in the payment of interest or principal on the loan.

Limited Secondary Market for Senior Loans. Due to restrictions on transfers in loan agreements and the nature of the private syndication of Senior Loans, many Senior Loans are not as easily purchased or sold as publicly-traded securities.  While the secondary market for Senior Loans is growing among institutional investors, many Senior Loans are illiquid, which means that the
Fund may be limited in its ability to sell those Senior Loans at an acceptable price when it wants to in order to generate cash, avoid losses or to meet repurchase requests.

      Highly leveraged Senior Loans and Senior Loans in default also may be less liquid than other Senior Loans.  If the Fund voluntarily or involuntarily sold those types of Senior Loans, it might not receive the full value it expected. The market for illiquid securities is more volatile than the market for liquid securities and it may be more difficult to obtain accurate valuations for the Fund's investments. The inability to dispose of assets may make it difficult for the Fund to raise the money needed to repurchase shares in a Repurchase Offer, causing it to resort to borrowing to meet its commitments.  The Board of Trustees will consider the liquidity of the Fund's portfolio securities to determine whether to suspend or postpone a
Repurchase Offer.

Possible Limited Availability of Senior Loans. Direct investments in Senior
Loans and, to a lesser degree, investments in participation interests in or assignments of Senior Loans may be limited.  There is a risk that the Fund may not be able to invest a sufficient amount in Senior Loans at all times to meet its 80% asset investment requirement.  The limited availability may be due to a number of factors.  There may be more willing purchasers of direct loans than there are willing purchasers of participation interests or assignments.  Direct lenders may allocate only a small number of Senior Loans to new investors, including the Fund.  There may be fewer loans available for investment that meet the Fund's credit standards, particularly in times of economic downturns.  Also, lenders or Agents may have an incentive to market the less desirable Senior Loans to investors such as the Fund while retaining attractive loans for themselves.  This would reduce the amount of attractive investments for the Fund.  If market demand for Senior Loans increases, the interest paid by Senior Loans that the Fund holds may decrease.

Special Risks of Lower-Grade Securities. The Fund can invest up to 100% of its total assets in Senior Loans and other securities that are below investment grade. Those are loans or securities rated below BBB- by Standard
& Poor's Rating Services ("S&P") or Baa3 by Moody's Investors Service, Inc.,
("Moody's") or that have comparable ratings by another rating organization, or, if unrated, that are considered by the Manager to be of comparable quality. Additionally, the Fund can invest up to 15% of the Fund's net assets in debt obligations, including Senior Loans, rated below "B" (at the time the
Fund buys them) by a rating organization such as S&P or Moody's, or, if unrated, determined by the Manager to be of comparable quality. Some of these securities may be in default at the time the Fund buys them which means that the credit risks of these securities is higher. The Fund may invest in obligations of borrowers in connection with a restructuring under Chapter 11 of the U.S. Bankruptcy Code if the obligations meet the credit standards of the Manager. Debt securities and loans below investment grade tend to offer higher yields than investment-grade securities and loans to compensate investors for the higher risk of default, and are commonly referred to as
"high risk securities" or, in the case of bonds, "junk bonds."

      To the extent that the Fund holds lower-grade securities, its net asset values are likely to fluctuate more, especially in response to economic downturns.  A projection of an economic downturn or a period of rising interest rates, for example, could cause a decline in the prices of lower-grade securities. In addition, the secondary market for lower-grade securities generally is less liquid than the market for investment-grade bonds.  The lack of liquidity could adversely affect the price at which the
Fund could sell a lower-grade security.  See "Does The Fund Have Credit
Quality Standards for Senior Loans?" below.

Illiquidity of Fund Shares. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle.  The
Fund does not intend to list its shares on any national securities exchange or arrange for their quotation on any over-the-counter market.  The Fund's shares are not readily marketable, and you should consider them to be illiquid.  For these reasons, the Fund has adopted a policy to offer each quarter to repurchase between 5% and 25% of the shares outstanding. There is no guarantee that you will be able to sell all the shares that you want to sell during a Repurchase Offer. See "Periodic Repurchase Offers" and "How to
Buy Shares," below.

Concentration.  Although the Fund cannot invest 25% or more of its total assets in securities or obligations of borrowers in a single industry, the
Fund may look to the creditworthiness of the agent bank and other intermediate participants in a Senior Loan, in addition to the borrower.
That is because it may be necessary to assert through the agent bank or intermediate participant any rights that may exist under the loan against the borrower if the borrower defaults. Those parties typically are commercial banks, thrift institutions, insurance companies and finance companies (and their holding companies).  Because the Fund regards the "issuer" of a Senior
Loan as including the borrower under the loan agreement, the agent bank and any intermediate participant, the Fund may invest 25% or more of its total assets in securities of issuers in the group of industries in the financial services sector, including banks, bank holding companies, commercial finance, consumer finance, diversified financial, insurance, savings and loans and special purpose financial.  The Fund will be subject to the risks associated with financial institutions in those industries.

      Companies in the financial services industries may be more susceptible to particular economic and regulatory events such as fluctuations in interest rates, changes in the monetary policy of the Board of Governors of the
Federal Reserve System, governmental regulations concerning those industries and affecting capital raising activities and fluctuations in the financial markets.

Risks of Foreign Investing.   The Fund can invest up to 20% of its total
assets in Senior Loans and unsecured loans that are made to foreign borrowers, or other debt securities issued by them.  The Fund's foreign
Senior Loans must be dollar-denominated, and interest and principal payments must be payable in U.S. dollars, which may reduce risks of currency fluctuations on the values of those Senior Loans.  However, foreign obligations have risks not typically involved in domestic investments.

      Foreign investing can result in higher transaction and operating costs for the Fund.  Foreign issuers are not subject to the same accounting and disclosure requirements that U.S. issuers are subject to.  The value of foreign investments may be affected by exchange control regulations, expropriation or nationalization of a company's assets, foreign taxes, delays in settlement of transactions, changes in governmental economic or monetary policies in the U.S. or abroad, or other political and economic factors.
Other risks are described in "Foreign Securities," below.

How Risky is the Fund Overall?      The risks summarized above collectively
form the overall risk profile of the Fund and can affect the value of the
Fund's investments, its investment performance and its net asset values per share.  Particular investments and investment strategies also have risks.
These risks mean that you can lose money by investing in the Fund.  When you sell your shares, they may be worth more or less than what you paid for them.
There is no assurance that the Fund will achieve its investment objective.

      Investing in a closed-end fund like the Fund presents the risk that you may not be able to dispose of your investment readily when you want to, even though the Fund will make quarterly Repurchase Offers for a portion of its shares.  The Fund's investment risks mean that the Fund's share prices can go up or down, despite the expectation that investments in adjustable rate
Senior Loans may reduce short-term price volatility. The Fund's other fixed income investments are also subject to short-term price volatility.  The
Fund's emphasis on investments in loans of issuers that are below investment grade exposes the Fund to the credit risks of the borrowers who might not meet their debt service requirement in a timely fashion, which could reduce the Fund's income and subject it to losses of principal value as well, even though most of the Fund's investments are collateralized.  The illiquidity of the loan market poses greater risks than are present in funds that invest in more liquid securities.

      The Fund seeks to maintain relatively stable net asset values, but has significantly more risks than investment grade bond funds or money market funds.  The Fund is expected to have less share price volatility than bond funds emphasizing investments in fixed-rate debt investments.  The Fund is designed for long-term investors.

Use of Proceeds of the Fund's Offering

The Fund will use the proceeds of the offering of its shares to invest in accordance with its investment objective and policies. The investment of the proceeds it receives from the sale of its shares in Senior Loans and other debt securities will depend upon the amount and timing of proceeds available to the Fund as well as the availability of Senior Loans and other debt securities.  At times, the Fund may invest a substantial portion of its assets in short-term money market obligations and other high-quality short-term debt securities.  That may occur to a greater extent during repurchase periods, to maintain sufficient liquidity to meet repurchase requests, if the Fund chooses not to sell investments or borrow money to meet its obligations. This may result in a lower level of income for the Fund during those periods and possibly more volatility in the Fund's share prices.

The Fund and Its Investments

What is the Fund's Investment Objective?  The Fund seeks as high a level of current income and preservation of capital as is consistent with investing primarily in senior floating rate loans and other debt obligations.

What Are the Fund's Principal Investment Policies?  The allocation of the
Fund's portfolio among the different types of permitted investments will vary over time based upon the evaluation of economic and market trends by the Manager. Under normal market conditions:
o     The Fund will invest at least 80% of its net assets plus the amount of any Fund borrowings for investment purpose in Senior Loans.
o     While most of those loans will be collateralized, the Fund can also under normal market circumstances invest up to 10% of its net assets
         (plus the amount of any borrowings for investment purposes) in uncollateralized floating rate loans.
o     The Fund can invest up to 15% of the Fund's net assets in debt obligations, including Senior Loans, rated below "B" (at the time the Fund buys them) by a rating organization such as S&P or Moody's, or, if unrated, determined by the Manager to be of comparable quality.
o     The Fund may invest the remainder of its assets in other investments, including:
o     unsecured floating rate loans
o     fixed or floating rate bonds or notes
o     secured or unsecured short-term investment-grade debt obligations
o     debt obligations (other than senior loans) of foreign issuers and foreign governments (but not in emerging markets)
o     secured or unsecured fixed-rate loans and other debt obligations
o     equity securities, including stocks and warrants
o     repurchase agreements
o     asset-backed securities, such as collateralized loan obligations
o     cash and cash equivalents
o     credit default swaps
o     other derivative instruments, such as options, currency and interest rate swap agreements, futures and structured investments, to hedge the Fund's portfolio.

      These investments and strategies are described in detail below.

How Do the Portfolio Managers Decide What Investments to Buy or Sell?  In
selecting investments for the Fund, the Fund's portfolio managers evaluate overall investment opportunities and risks among the types of investments the
Fund can hold.  They analyze the credit standing and risks of borrowers whose loans or debt securities they are considering for the Fund's portfolio.  They evaluate information about borrowers from their own research or research supplied by agent banks or other sources. They select only those Senior Loans made to borrowers and debt securities issued by borrowers that they believe are likely to pay the interest and repay the principal on their indebtedness when it becomes due.  The portfolio managers consider many factors, including among others,
o     the borrower's past and expected future financial performance
o     the experience and depth of the borrower's management
o     the collateral for the loan or other debt security in which the Fund proposes to invest
o     the borrower's tangible assets and cash flows
o     the credit quality of the debt obligations of the agent bank servicing the loan and other intermediaries imposed between the borrower and the Fund, to assure the indebtedness of those agents and
         intermediaries is investment grade.

Can the Fund's Investment Objective and Policies Change?  The Fund's
Board of Trustees can change non-fundamental investment policies without shareholder approval, although significant changes will be described in amendments to this Prospectus.  Fundamental policies cannot be changed without the approval of a "majority" (as defined in the Investment
Company Act of 1940) of the Fund's outstanding voting shares. The Fund's investment objective is not a fundamental policy.  However, the objective will not be changed without prior notice to shareholders. Some of the
Fund's investment restrictions that are fundamental policies are listed in the Statement of Additional Information.  An investment policy is not fundamental unless this Prospectus or the Statement of Additional
Information says that it is.

Senior Loans.  The Senior Loans the Fund invests in are loans made to U.S. or foreign corporations, partnerships or other business entities (referred to as
"borrowers"). Senior Loans are often issued in connection with recapitalizations, acquisitions, leveraged buyouts, and refinancings of borrowers. Most, but not all, of the Fund's investments in Senior Loans must be collateralized, and the Fund's other investments need not be collateralized, as discussed below.

      What Are Floating or Adjustable Interest Rates? Senior loans are debt obligations on which interest is payable at rates that adjust periodically, using a base rate plus a premium or spread above the base rate.  The base rate usually is a benchmark that "floats" or changes to reflect current interest rates, such as:
o     the prime rate offered by one or more major U.S. banks (referred to as the "Prime Rate"), or
o     the London Inter-Bank Offered Rate ("LIBOR"), or
o     the certificate of deposit ("CD") rate or other base rate used by commercial lenders.

      The applicable rate is defined in the loan agreement. Borrowers tend to select the base lending rate that results in the lowest interest cost, and the rate selected may change from time to time. If the benchmark interest rate on a Senior Loan changes, the rate payable to lenders under the Senior
Loan will, in turn, change at the next scheduled adjustment date.  If the benchmark rate increases, the Fund would earn interest at a higher rate on that Senior Loan, but after the adjustment date.  If the benchmark rate decreases, the Fund would earn interest at a lower rate on that Senior Loan after the adjustment date.

      Interest rates may adjust daily, monthly, quarterly, semi-annually or annually.  The Fund does not intend to invest more than 5% of its total assets in Senior Loans with interest rates that adjust less often than semi-annually. The Fund may use interest rate swap agreements and other hedging practices to shorten the effective interest rate adjustment period of a Senior Loan.  Because investments in Senior Loans with longer interest rate adjustment periods may increase fluctuations in the Fund's net asset values as a result of interest rate changes, the Fund will attempt to maintain a dollar-weighted average time until the next interest rate adjustment of 90 days or less for its portfolio of Senior Loans.

      How Are Senior Loans Created? Senior Loans typically are negotiated between a borrower and one or more commercial banks or other financial institutions as lenders.  The lenders are represented by one or more lenders acting as agent of all of the lenders.  The Senior Loans then are syndicated among a group of commercial banks and financial institutions.

      The agent is responsible for negotiating the terms and conditions of the Senior Loan and the rights of the borrower and the lenders. The agent typically administers and enforces the loan on behalf of the other lenders in the syndicate. The agent normally is responsible to collect principal and interest payments from the borrower and to apportion those payments among the lenders that are parties to the agreement. The borrower compensates the agent for its services. That compensation may include fees for funding and structuring the loan as well as fees on a continuing basis for other services. A purchaser of a Senior Loan may receive syndication or participation fees in connection with its purchase. Other fees payable with respect to a Senior Loan, which are separate from interest payments, may include facility, commitment, amendment and prepayment fees.

      The Fund will generally rely on the agent under a particular Senior
Loan to collect the Fund's portion of the loan payments and to use any appropriate remedies against the borrower if necessary. In addition, an institution (which may or may not be the agent) holds any collateral under the loan on behalf of the lenders. If the agent under a Senior Loan became insolvent or was declared as bankrupt or had a receiver appointed, the agent's appointment under the Senior Loan could be terminated and a successor would be appointed. While in that case the assets held under the loan should remain available to the lenders, if those assets were determined by a court or regulatory authority to be subject to the claims of the agent's creditors, the Fund might incur delays and costs in realizing payment on the loan, or it might suffer a loss of principal and/or interest.

      Senior Loans often have restrictive covenants designed to limit the activities of the borrower in an effort to protect the right of Lenders to receive timely payments of interest on and repayment of principal of the Senior Loans.  Senior loans include debt obligations of foreign borrowers that are in the form of dollar-denominated notes rather than loan agreements.

      How Does the Fund Invest in Senior Loans? The Fund may act as one of
the original lenders originating a Senior Loan, or it may purchase assignments of interests in Senior Loans, or it may invest in participation interests in Senior Loans.

      The Fund may be required to pay and may receive various fees and commissions in connection with buying, selling and holding interests in
Senior Loans. Borrowers typically pay a variety of fees to lenders when a
Senior Loan is originated. The Fund may receive those fees directly if it acts as an original lender or if it acquires an assignment of a Senior Loan.
When the Fund buys an assignment, it may be required to pay a fee to the assigning lender or forgo a portion of the interest or fees payable to it.
The seller of a participation interest may deduct a portion of the interest and any fees payable to the Fund as an administrative fee. Similarly, the
Fund might be required to pass along to a buyer of a Senior Loan from the
Fund a portion of the fees that the Fund is entitled to.

      The Fund may have obligations under a Senior Loan, including the obligation to make additional loans in certain circumstances. In that case, the Fund will reserve against that contingency by identifying on its books cash or other liquid securities in an amount equal to the obligation. The amounts identified in that manner may reduce the Fund's income. The Fund will not purchase a Senior Loan that would require the Fund to make additional loans, if as a result of that purchase, all of the Fund's additional loan commitments would exceed 20% of the Fund's total assets or would cause the
Fund to fail to meet the diversification requirements imposed under the
Internal Revenue Code to qualify as a regulated investment company.

o     Acting as an Original Lender. When the Fund acts as an original lender, it participates in structuring the Senior Loan. As an original lender it will have a direct contractual relationship with the borrower and may enforce the borrower's compliance with the terms of the loan agreement. The Fund may also have rights with respect to any funds acquired by other lenders under the Loan Agreement as a set-off against the borrower.  Lenders have full voting and consent rights as to the provisions under loan agreements. Action by lender votes or consent may require approval of a specified percentage of lenders, or, in some cases, unanimous consent. The Fund will not act as the agent or collateral holder for a Senior Loan, nor as a guarantor or sole negotiator with respect to a Senior Loan.

o     Buying Assignments of Loans.  If the Fund purchases an assignment from a lender, the Fund typically will succeed to all of the rights and obligations under the loan agreement of the assigning lender and will generally become a "lender" for the purposes of the particular loan agreement. In that case, the Fund will have direct contractual rights under the loan agreement and any related collateral security documents in favor of the lenders under that loan agreement. In some cases the rights and obligations acquired by a purchaser of an assignment may differ from, and be more limited than, those held by the assigning lender.

o     Buying Participation Interests.  Participation interests may be acquired from a lender or from other holders of participation interests. If the Fund buys a participation interest from a lender or other participant, the Fund will not have a direct contractual relationship with the borrower. It will be required to rely on the lender or participant that sold the participation interest to enforce the Fund's rights against the borrower, to collect payments due under the Senior Loan and to foreclose on collateral in the event of the borrower's default. In that case, the Fund is subject to the credit risk of both the borrower and the selling lender or participant interposed between the borrower and the Fund under the loan (these are referred to as intermediate participants).

               In the case of participation interests, the Fund might have to assert any rights it may have against the borrower through an intermediate participant if the borrower fails to pay interest and principal when due. In that case, the Fund might be subject to greater delays, risks and expenses than if the Fund could assert its rights directly against the borrower. The Fund may not have any right to vote on whether to waive enforcement of restrictive covenants breached by a borrower and might not benefit directly from collateral supporting the Senior Loan in which it has purchased a participation interest.

               Also, under a participation interest the Fund might be deemed to be a creditor of the intermediate participant rather than the borrower, so that the Fund will be exposed to the credit risks of the intermediate participant. The Fund will principally invest in loans through the purchase of participation interests that are rated
         "B" or higher by one or more of the ratings organizations or, if unrated, determined by the Manager to be of comparable quality, although, the Fund can invest up to 15% of its net assets in investments, including participation interests, rated below "B."

      What is the Priority of a Senior Loan?  Senior Loans generally hold a senior position in the capital structure of the borrower.  They may include loans that hold the most senior position, loans that hold an equal ranking with other senior debt, or loans that are, in the judgment of the Manager, in the category of senior debt of the borrower.  That senior position in the borrower's capital structure generally gives the holders of Senior Loans a claim on some or all of the borrower's assets that is senior to that of subordinated debt, preferred stock and common stock of the borrower in the event that the borrower defaults or becomes bankrupt.

      Does the Fund Have Collateral Requirements for Senior Loans?  Most, but
not all, of the Senior Loans in which the Fund invests must be fully collateralized with one or more of (1) working capital assets, such as accounts receivable and inventory, (2) tangible fixed assets, such as real property, buildings and equipment, (3) intangible assets such as trademarks or patents, or (4) security interests in shares of stock of the borrower or its subsidiaries or affiliates.  A loan agreement may or may not require the borrower to pledge additional collateral to secure a Senior Loan if the value of the initial collateral declines.

      Collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of those assets would satisfy a borrower's obligations under a Senior Loan. In the case of loans to a non-public company, the company's shareholders or owners may provide collateral in the form of secured guarantees and/or security interests in assets that they own.

      The Fund may invest in corporate loans that are not secured by specific collateral, as described below in "Other Investments."  Unsecured loans involve a greater risk of loss.

      Does the Fund Have Credit Quality Standards for Senior Loans?  Rating
organizations, such as S&P or Moody's, rate debt obligations by rating the issuer, after evaluating the issuer's financial soundness. Generally, the lower the investment rating, the more risky the investment. Debt securities rated below "BBB-" by S&P or "Baa3" by Moody's are commonly referred to as
"high risk" securities or "junk bonds." The Fund will principally invest in collateralized Senior Loans that are rated "B" or higher or in uncollateralized Senior Loans that are rated "B" or higher by one or more of the ratings organizations or, if unrated, determined by the Manager to be of comparable quality, although, the Fund can invest up to 15% of its net assets in investments, including Senior Loans, rated below "B."  Senior Loans rated
"B" are below investment grade and are regarded by rating organizations as predominantly speculative with respect to the borrower's ability to repay interest and principal when due over a long period.  While securities rated
Baa by Moody's or BBB by S&P are considered to be "investment grade," they have some speculative characteristics.

      The Fund may invest in Senior Loans that are rated both investment grade and below investment grade by different rating organizations. The Fund can invest up to 100% of its assets in Senior Loans that are below investment grade.  Additionally, the Fund can invest up to 15% of its net assets in debt obligations, including Senior Loans, rated below B (at the time the Fund buys them).  Some of these securities may be in default at the time the Fund buys them.  The Fund is not obligated to dispose of its investment in a Senior
Loan if its rating drops below "B," but the Manager will monitor the loan to determine if any action is warranted or desirable. Many Senior Loans are not rated by rating organizations.  The lack of a rating does not necessarily imply that a loan is of lesser investment quality.  There is no limit on the
Fund's investment in unrated Senior Loans if the limitations set forth above are met. Appendix A to this Prospectus includes the definitions of the rating categories of the principal rating organizations.

      How Does the Manager Analyze Senior Loans?  The Manager performs its own credit analysis of Senior Loans.  The Manager obtains information from the agents that originate or administer the loans, other lenders and other sources.  If a Senior Loan is rated, the Manager will also evaluate the rating organization's information about the borrower. The Manager will continue to monitor the credit quality of a Senior Loan while the Fund owns that Senior Loan.

      In its analysis, the Manager may consider many factors, including the borrower's past and future projected financial performance; the quality and depth of management; the quality of the collateral; the borrower's cash flow;
factors affecting the borrower's industry; the borrower's position in the market and its tangible assets.  Typically, the borrowers use the proceeds of
Senior Loans to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings, and, to a lesser extent, other purposes.  Those may be highly leveraged transactions that pose special risks.

      The Manager will consider a Senior Loan for the Fund's portfolio only if the Manager believes that a borrower under a Senior Loan is likely to repay its obligations.  For example, the Manager may determine that a borrower can meet debt service requirements from cash flow or other sources, including the sale of assets, despite the borrower's low credit rating.  The
Manager may determine that Senior Loans of borrowers that are experiencing financial distress, but that appear able to pay their interest, present attractive investment opportunities. There can be no assurance that the
Manager's analysis will disclose factors that may impair the value of a
Senior Loan.

      Does the Fund Have Maturity Limits for Senior Loans?  The Fund has no
limits as to the maturity of Senior Loans it may purchase. Senior Loans in general have a stated term of between five and nine years.  However, because
Senior Loans typically amortize principal over their stated life and frequently are prepaid, their average credit exposure is expected to be two to three years.

      Senior Loans usually have mandatory and optional prepayment provisions.
If a borrower prepays a Senior Loan, the Fund will have to reinvest the proceeds in other Senior Loans or securities that may pay lower interest rates.  However, prepayment and facility fees the Fund receives may help reduce any adverse impact on the Fund's yield.  Because the interest rates on
Senior Loans adjust periodically, the Manager believes that the Fund should generally be able to reinvest prepayments in Senior Loans that have yields similar to those that have been prepaid.

      What are the Risks of Default on Senior Loans? Generally, Senior Loans
involve less risk from default than other debt obligations, because in most instances they take preference over subordinated debt obligations and common stock with respect to payment of interest and principal.  However, the Fund is subject to the risk that the borrower under a Senior Loan will default on scheduled interest or principal payments.  The risk of default will increase in the event of an economic downturn or a substantial increase in interest rates (which will increase the cost of the borrower's debt service as the interest rate on its Senior Loan is upwardly adjusted).  The Fund may own a debt obligation of a borrower that is about to become insolvent.  The Fund can also purchase debt obligations that are issued in connection with a restructuring of the borrower under bankruptcy laws.

o     Collateral.  Most, but not all, of the Senior Loans that the Fund will purchase must be backed by collateral, as discussed in "Does the
         Fund Have Collateral Requirements for Senior Loans?" above.
         However, the value of the collateral may decline after the Fund buys the Senior Loan, particularly if the collateral consists of equity securities of the borrower or its affiliates.  If a borrower defaults, insolvency laws may limit the Fund's access to the collateral, or the lenders may be unable to liquidate the
         collateral.  If the collateral becomes illiquid or loses some or all of its value, the collateral may not be sufficient to protect the
         Fund in the event of a default of scheduled interest or principal payments.

            If a borrower defaults on a collateralized Senior Loan, the Fund may receive assets other than cash or securities in full or partial satisfaction of the borrower's obligation under the Senior Loan.
         Those assets may be illiquid, and the Fund might not be able to realize the benefit of the assets for legal, practical or other reasons.  The Fund might hold those assets until the Manager determined it was appropriate to dispose of them.

o     Highly Leveraged Transactions.  The Fund can invest a significant portion of its assets in Senior Loans made in connection with highly leveraged transactions.  These transactions may include operating loans, leveraged buyout loans, leveraged capitalization loans and other types of acquisition financing.  The Fund can also invest in
         Senior Loans of borrowers that are experiencing, or are likely to experience, financial difficulty.  In addition, the Fund can invest in Senior Loans of borrowers that have filed for bankruptcy protection or that have had involuntary bankruptcy petitions filed against them by creditors.  Those Senior Loans are subject to greater credit and liquidity risks than other Senior Loans.

o     Restrictive Loan Covenants.  Borrowers must comply with various restrictive covenants typically contained in loan agreements.  They may include restrictions on dividend payments and other
         distributions to stockholders, provisions requiring the borrower to maintain specific financial ratios, and limits on total debt.  They may include requirements that the borrower prepay the loan with any free cash flow.  A break of a covenant that is not waived by the agent bank (or the lenders) is normally an event of default that provides the agent bank or the lenders the right to call the outstanding amount on the loan. If a lender accelerates the repayment of a Senior Loan because of the borrower's violation of a restrictive covenant under the loan agreement, the borrower might default in payment of the loan.

o     Insolvency of Borrowers.  Various laws enacted for the protection of debtors may apply to Senior Loans. A bankruptcy proceeding against a borrower could delay or limit the ability of the Fund to collect the principal and interest payments on that borrower's Senior Loans.  If a lawsuit is brought by creditors of a borrower under a Senior Loan, a court or a trustee in bankruptcy could take certain actions that would be adverse to the Fund.  For example:
o     Other creditors might convince the court to set aside a Senior Loan or the collateralization of the loan as a "fraudulent conveyance"
               or "preferential transfer."  In that event, the court could recover from the Fund the interest and principal payments that the borrower made before becoming insolvent. There can be no assurance that the Fund would be able to prevent that
               recapture.
o     A bankruptcy court may restructure the payment obligations under the
               Senior Loan so as to reduce the amount to which the Fund would be entitled.
o     The court might discharge the amount of the Senior Loan that exceeds the value of the collateral.
o     The court could subordinate the Fund's rights to the rights of other creditors of the borrower under applicable law.

            A bankruptcy court might find that the collateral securing the
         Senior Loan is invalid or require the borrower to use the collateral to pay other outstanding obligations.  If the collateral consists of stock of the borrower or its subsidiaries, the stock may lose all of its value in the event of a bankruptcy, which would leave the Fund exposed to greater potential loss.

o     Decline in Fund Share Prices.  If a borrower defaults on a scheduled interest or principal payment on a Senior Loan, the Fund may experience a reduction of its income.  In addition, the value of the
         Senior Loan would decline, which may, in turn, cause the Fund's net asset values to fall.

Other Investments.  Under normal circumstances, the Fund can invest the balance of its assets in investments other than Senior Loans. Those other investments are described below. More information can be found about them in the Statement of Additional Information.

      Subordinated Debt Obligations. The Fund can purchase fixed-rate and adjustable-rate subordinated debt obligations.  The Fund will principally invest in subordinated debt obligations that are rated "B" or higher by one or more of the ratings organizations or, if unrated, determined by the
Manager to be of comparable quality, although, the Fund can invest up to 15%
of its net assets in investments, including subordinated debt obligations, rated below "B."  Subordinated debt obligations do not have the same level of priority as Senior Loans and accordingly involve more risk than Senior
Loans.  If a borrower becomes insolvent, the borrower's assets may be insufficient to meet its obligations to the holders of its subordinated debt.

      Short-Term, Investment-Grade Debt Obligations.  The Fund can hold cash and invest in cash equivalents such as highly-rated commercial paper, bank obligations, repurchase agreements, Treasury bills and short-term U.S.
government securities that are investment grade.

      Repurchase Agreements.  The Fund can acquire securities subject to repurchase agreements.  It might do so for liquidity purposes to meet anticipated repurchases of Fund shares, or pending the investment of the proceeds from sales of Fund shares, or pending the settlement of portfolio securities transactions or for temporary defensive purposes, as described below.

      In a repurchase transaction, the Fund buys a security from, and simultaneously resells it to, an approved vendor for delivery on an agreed-upon future date.  The resale price exceeds the purchase price by an amount that reflects an agreed-upon interest rate effective for the period during which the repurchase agreement is in effect.  Approved vendors include
U.S. commercial banks, U.S. branches of foreign banks or broker-dealers that have been designated as primary dealers in government securities. They must meet credit requirements set by the Manager from time to time.

      Unsecured Loans.  The Fund can invest in floating rate Senior Loans that are not secured by any specific collateral of the borrower. If the borrower is unable to pay interest or defaults in the payment of principal, there will be no collateral on which the Fund can foreclose. Therefore, these loans present greater risks than collateralized Senior Loans.  The Fund applies the same investment and credit standards to unsecured Senior Loans as to secured Senior Loans, except for collateral requirements.

      U.S. Government Securities.  The Fund can invest in securities issued or guaranteed by the U.S. Treasury or other U.S. government agencies or federally-chartered corporate entities referred to as "instrumentalities."
These are referred to as "U.S. government securities" in this Prospectus.

o     U.S. Treasury Obligations.  These include Treasury bills (which have maturities of one year or less when issued), Treasury notes (which have maturities greater than one year and up to ten years when issued), and Treasury bonds (which have maturities of more than ten years when issued). Treasury securities are backed by the full faith and credit of the United States as to timely payments of interest and repayments of principal.  The Fund can also buy U.S. Treasury securities that have been "stripped" of their coupons by a Federal
         Reserve Bank, zero-coupon U.S. Treasury securities described below and Treasury Inflation-Protection Securities ("TIPS").

o     Obligations Issued or Guaranteed by U.S. Government Agencies or
         Instrumentalities. These include direct obligations and
         mortgage-related securities that have different levels of credit support from the U.S. government.  Some are supported by the full faith and credit of the U.S. government, such as Government National
         Mortgage Association pass-through mortgage certificates (called
         "Ginnie Maes").  Some are supported by the right of the issuer to borrow from the U.S. Treasury under certain circumstances, such as
         Federal National Mortgage Association bonds ("Fannie Maes").  Others are supported only by the credit of the entity that issued them, such as Federal Home Loan Mortgage Corporation obligations ("Freddie
         Macs").

      Asset-Backed Securities.  The Fund can buy asset-backed securities, which are fractional interests in pools of receivables or loans that are collateralized by the loans, other assets or receivables.  They are issued by trusts and special purpose corporations that pass the income from the underlying pool to the buyer of the interest.  These securities are subject to the risk of default by the issuer as well as by the borrowers of the underlying loans in the pool.

      Neither the Fund nor the Manager selects the borrowers whose loans are included in the pools or the collateral backing those loans. Collateralized loan obligations are subject to the credit risk of the borrower and the institution that creates the pool, as well as prepayment risks.

      Equity Securities and Warrants.  The Fund can acquire warrants and other equity securities as part of a unit combining the Senior Loan and equity securities of a borrower or its affiliates.  The acquisition of equity securities will be incidental to the Fund's purchase of a loan. The Fund may also acquire equity securities and warrants issued in exchange for a Senior
Loan or in connection with the restructuring of a Senior Loan, subordinated and unsecured loans and high-yield securities.  Equity securities include common stocks, preferred stocks and securities convertible into common stock.
Equity securities are subject to market risks and the risks of changes to the financial condition of the issuer, and fluctuations in value.

      Investments in Other Investment Companies.  The Fund can purchase shares of other investment companies to the extent permitted by the
Investment Company Act.  Investment companies typically pay management, custodian and other transaction costs.  Therefore, the Fund would be subject to duplicate expenses to the extent that it purchases shares of other investment companies.

Other Investment Strategies.  In seeking its objective, the Fund can also use the investment techniques and strategies described below.  The Manager might not always use all of the different types of techniques and investments described below.  These techniques have risks, although some are designed to help reduce overall investment or market risks.

      High-Yield, Lower-Grade Debt Securities of U.S. Issuers.  The Fund can
purchase a variety of lower-grade, high-yield debt securities of U.S.
issuers, including bonds, debentures, notes, preferred stocks, loan participation interests, structured investments, and asset-backed securities, among others, to seek high current income. The Fund has no requirements as to the maturity of the debt securities it can buy, or as to the market capitalization range of the issuers of those securities.  There are no restrictions on the amount that the Fund may invest in debt securities below investment grade. The Fund will principally invest in investments that are rated "B" or higher by one or more of the ratings organizations or, if unrated, determined by the Manager to be of comparable quality, although, the
Fund can invest up to 15% of its net assets in investments rated below "B."
While securities rated Baa by Moody's or BBB by S&P are considered
"investment grade," they have some speculative characteristics.

      Although investment-grade securities are subject to risks of non-payment of interest and principal, lower-grade debt securities, whether rated or unrated, have greater risks than investment-grade securities.  They may be subject to greater market fluctuations and risk of loss of income and principal than investment-grade securities.  There may be less of a market for them and therefore they may be harder to sell at an acceptable price.
There is a relatively greater possibility that the issuer's earnings may be insufficient to make the payments of interest and principal due on the bonds.  These risks mean that the Fund may not achieve the expected income from lower-grade securities, and that the Fund's net asset values per share may be affected by declines in value of these securities.

      Foreign Securities.  The Fund can invest in U.S. dollar-denominated
Senior Loans and can buy debt securities of governments and companies in countries that the Manager deems to be developed countries. Not more than 20%
of the Fund's total assets may be invested in foreign securities, including
Senior Loans.  While foreign securities offer special investment opportunities, there are also special risks that can reduce the Fund's share prices and returns.

      The change in value of a foreign currency against the U.S. dollar will result in a change in the U.S. dollar value of securities denominated in that foreign currency.  Currency rate changes can also affect the distributions the Fund makes from the income it receives from foreign securities as foreign currency values change against the U.S. dollar.  Foreign investing can result in higher transaction and operating costs for the Fund.  Foreign issuers are not subject to the same accounting and disclosure requirements that U.S.
companies are subject to.  The differences in foreign laws affecting creditors' rights may pose special risks in the case of Senior Loans and other loans to foreign borrowers.

      The value of foreign investments may be affected by exchange control regulations, expropriation or nationalization of a company's assets, foreign taxes, delays in settlement of transactions, changes in governmental economic or monetary policies in the U.S. or abroad, or other political and economic factors. The Fund may experience difficulty in repatriating foreign assets to the U.S.  The Fund will not invest in securities of issuers in developing or emerging market countries.

      Zero-Coupon and "Stripped" Securities.  Some of the government and corporate debt securities the Fund can buy are zero-coupon obligations that pay no interest.  These securities are issued at a substantial discount from their face value. "Stripped" securities are the separate income or principal components of a debt security.  Some collateralized loan obligations may be stripped, with each component having a different proportion of principal or interest payments.  One class might receive all the interest and the other all the principal payments.

      Zero-coupon and stripped securities are subject to greater fluctuations in price from interest rate changes than interest-bearing securities.  The
Fund may have to pay out the imputed income on zero-coupon securities without receiving the actual cash currently.  Interest-only and principal-only securities are particularly sensitive to changes in interest rates.

      The values of interest-only securities are also very sensitive to prepayments of underlying obligations. When prepayments tend to fall, the timing of the cash flows to principal-only securities increases, making them more sensitive to changes in interest rates. The market for some of these securities may be limited, making it difficult for the Fund to value them or to dispose of its holdings at an acceptable price. The Fund can invest up to
20% of its total assets in zero-coupon securities issued by either the U.S.
government or U.S. companies.

      Derivative Investments.  The Fund can invest in a variety of
"derivative" investments, including futures contracts, put and call options, forward contracts, options on futures and broadly-based securities indices, interest rate swaps, credit default swaps, currency swaps, total return swaps and structured investments. In general terms, a derivative investment is an investment contract whose value depends on (or is derived from) the value of an underlying asset, interest rate or index.  The Fund may use strategies with derivative instruments to hedge the Fund's portfolio against price fluctuations. The Fund may also use derivative investments because they offer the potential for a reduction of interest rate risk (by reducing the effective maturity of an obligation).  The Fund will not use derivative instruments for speculative purposes. The Fund has established limits on its use of derivative instruments.  The Fund is not required to use them in seeking its goal, and currently does not use them to a significant degree.

o     Options, Futures and Options on Futures.  The Fund can buy and sell options, futures contracts and options on futures contracts for a number of purposes. It might do so to try to manage its exposure to the possibility that the prices of its portfolio securities may decline, or to establish a position in the securities market as a temporary substitute for purchasing individual securities.  It might do so to try to manage its exposure to changing interest rates. The
         Fund will use them only as a means to hedge or manage the risks associated with the assets it holds, or in anticipation of buying or selling assets. Writing covered call options could be used to provide income to the Fund for liquidity purposes or to raise cash to distribute to shareholders.

o     Forward Contracts.  Forward contracts can be used to try to manage foreign currency risks on the Fund's foreign investments.  Foreign currency options may be used to try to protect against declines in the dollar value of foreign securities the Fund owns, or to protect against an increase in the dollar cost of buying foreign securities.

o     Interest Rate Swaps, Currency Swaps and Total Return Swaps.  Interest
         rate swaps involve the exchange by the Fund with another party of their respective commitments or rights to pay or receive interest, such as an exchange of fixed rate payments for adjustable rate payments on Senior Loans.  For example, if the Fund holds a Senior
         Loan with an interest rate that is adjusted only twice a year, it might swap the right to receive interest at that adjustable rate for the right to receive interest at a rate that is adjusted every week.  In that case, if interest rates rise, the increased interest received by the Fund would help offset a decline in the value of the
         Senior Loan.  On the other hand, if interest rates fall, the Fund's benefit from falling interest rates would decrease.

            Foreign currency swaps involve the exchange by the Fund and a counterparty of the right to receive foreign currency for the right to receive U.S. dollars.  The relative amounts of the currencies to be received by each party are fixed at the time the swap is entered into.  This locks in the right of the parties to receive a predetermined amount of a particular currency. The Fund may use these swaps to try to protect against fluctuations in exchange rates as to the currencies in which its foreign investments are
         denominated.

            In addition, the Fund can invest in total return swaps with appropriate counterparties. Total return swaps involve the payment by the Fund of a floating rate of interest in exchange for the total rate of return on a Senior Loan.  For example, instead of investing in a particular Senior Loan, the Fund could instead enter into a total return swap and receive the total return of the Senior Loan, in return for a floating rate payment to the counterparty.

            Under a swap, the Fund typically pays a fee determined by
         multiplying the face value of the swap agreement by an agreed-upon interest rate.  If the value of the underlying asset declines over the term of the swap, the Fund would be required to pay the dollar value of that decline to the counterparty in addition to the swap fees. The Fund intends to invest in swap transactions only if they are exempt from regulation by the Commodity Futures Trading
         Commission under the Commodity Exchange Act.

            The risk of loss with respect to interest rate swaps and total return swaps is limited to the current market value of the hedge at the time of its expiration or termination.  If the other party to a swap defaults, then the Fund's risk of loss consists of the market value of the cost of replacement. The Manager will evaluate the creditworthiness of interest rate swap counterparties.

            There is no central exchange or market for swap transactions and therefore they are less liquid investments than exchange-traded instruments.  If the Fund were to sell a swap it owned to a third party, the Fund would still remain primarily liable for the obligations under the swap contract.

o     "Structured"  Investments.  The Fund can buy  "structured"  investments, which  are  specially-designed  derivative  debt  investments.  Their principal  repayments or interest payments are linked to the value of one or more loans,  other  security,  an index (such as a currency or securities  index) or commodity.  The terms of the  instrument may be
         "structured"  by the  purchaser  (the Fund) and the borrower  issuing the note.

            The principal and/or interest payments depend on the performance of one or more other securities or indices, and the values of these investments will therefore fall or rise in response to the changes in the values of the underlying loan, security or index. These investments are subject to both credit and interest rate risks and therefore the Fund could receive more or less than it originally invested when the investments mature, or it might receive less interest than the stated coupon payment if the underlying investment or index does not perform as anticipated. Structured investments may have volatile values and they may have a limited trading market, making it difficult for the Fund to value or to sell its investment at an acceptable price.

o     Risks of Derivative Instruments.  Markets underlying securities and indices may move in a direction not anticipated by the Manager.
         Interest rate and stock market changes in the U.S. and abroad may also influence the performance of derivatives.  As a result of these risks, the Fund could realize less principal or income from the investment than expected.  The Fund may hold derivative investments that are illiquid.

            Options trading involves the payment of premiums and has special tax effects on the Fund.  There are also special risks in particular hedging strategies.  For example, if a covered call written by the
         Fund is exercised on an investment that has increased in value, the
         Fund will be required to sell the investment at the call price and will not be able to realize any profit if the investment has increased in value above the call price.  In writing a put, there is a risk that the Fund may be required to buy the underlying security at a disadvantageous price.

            If the Manager used a hedging instrument at the wrong time or judged market conditions incorrectly, the strategy could reduce the
         Fund's return and share prices.  The Fund could also experience losses if the prices of its futures and options positions were not correlated with its other investments or if it could not close out a position because of an illiquid market.

      "When-Issued" and "Delayed Delivery" Transactions. The Fund can
purchase securities on a "when-issued" basis and can purchase or sell such securities on a "delayed-delivery" basis. Between the purchase and settlement, no payment is made for the security and no interest accrues to the buyer from the investment. There is a risk of loss to the Fund if the value of the security declines prior to the settlement date.

      Borrowing.  The Fund can borrow money in amounts up to 33 1/3% of the value of its total assets at the time of the borrowings.  The Fund may borrow money to finance share repurchases during Repurchase Offers and to finance the purchase of additional investments (a technique referred to as
"leverage").  The Fund might borrow for leverage to attempt to maintain the desired level of investment in Senior Loans after accounting for anticipated cash flow from prepayments of Senior Loans, the sale of Fund shares, cash outflows to fulfill settlement obligations (including obligations under revolving Senior Loans  to fund additional commitments) and repurchase of
Fund shares.

      The Fund might borrow to acquire additional investments when the
Manager believes that the interest payments and costs associated with borrowing will not exceed the total return on the investments acquired with those borrowings.  However, the success of that type of leverage strategy depends on the Manager's ability to predict correctly interest rate and market movements, and there is no assurance that a leveraging strategy will be successful. Unless the income and appreciation, if any, on assets acquired with borrowed funds exceed the costs of borrowing, the use of leverage will reduce the Fund's investment performance compared to what it would have been without leveraging. The Fund can also borrow money in anticipation of cash flows in and out of the Fund.  The Fund currently borrows for both purposes and has obtained a line of credit from a financial institution to facilitate this borrowing.  That line of credit bears interest at a floating rate.

      The Fund will not purchase additional portfolio securities at any time that borrowings exceed 5% of the Fund's total assets (excluding the amount borrowed). Borrowing money involves transaction and interest costs.  The Fund may pay a commitment fee or other fee to maintain a line of credit, and will pay interest on amounts it borrows.  These costs can reduce the income the
Fund has available for distribution to investors.

      Under the Investment Company Act, the Fund may not incur indebtedness unless immediately after it incurs debt it has "asset coverage" of at least
300% of the aggregate outstanding principal amount of the indebtedness.  If the Fund fails to meet that test, it may be restricted from declaring or paying dividends.  Failure to pay certain dividends could cause the Fund to fail to qualify as a regulated investment company, which could make the Fund liable for income and excise taxes.  The Fund may be required to dispose of portfolio investments on unfavorable terms if market fluctuations reduce its asset coverage to less than 300%.

      Lending Portfolio Securities.  To raise cash for liquidity purposes or income, the Fund can lend its portfolio securities to brokers, dealers and other types of financial institutions under procedures approved by the Fund's
Board of Trustees and administered by the Manager.  These loans are limited to not more than 25% of the value of the Fund's total assets.  The Fund currently does not intend to lend securities, but if it does so, such loans will not likely exceed 5% of the Fund's total assets.

      There are some risks in connection with securities lending. The Fund might experience a delay in receiving additional collateral to secure a loan, or a delay in recovery of the loaned securities if the borrower defaults. The
Fund must receive collateral for a loan. Under current applicable regulatory requirements (which are subject to change), on each business day the value of the loan collateral must be at least equal to the value of the loaned securities. It must consist of cash, bank letters of credit, securities of the U.S. government or its agencies or instrumentalities, or other cash equivalents in which the Fund is permitted to invest. To be acceptable as collateral, letters of credit must obligate a bank to pay amounts demanded by the Fund if the demand meets the terms of the letter.  The terms of the letter of credit and the issuing bank both must be satisfactory to the Fund.

Portfolio Turnover. A change in the securities held by the Fund is known as
"portfolio turnover." The Fund may engage in active and frequent trading to try to achieve its objective, and may have a high portfolio turnover rate
(for example, over 100%). While increased portfolio turnover may create higher brokerage and transaction costs (and may reduce performance), in most cases the Fund does not pay brokerage commissions on debt securities it buys.
The Financial Highlights table on page 10-13 of this Prospectus shows the
Fund's portfolio turnover rates during recent fiscal years. For the Fund's fiscal year-ended July 31, 2003, the Manager revised the methodology for the calculation of the portfolio turnover rates by removing any loans that had coupon rates that re-set more often than annually from the calculation because these loans were considered short term securities.  Upon further consideration, the Manager determined that it would be more appropriate to include those loans in determining the portfolio turnover rates for the
Fund.  Therefore those loans were included in determining the portfolio turnover rates for the fiscal years ended July 31, 2004, 2005 and 2006.

         Temporary Defensive and Interim Investments. In times of unstable market or economic conditions, the Fund can invest up to 100% of its assets in temporary defensive investments that are inconsistent with the Fund's principal investment strategies.  Generally these would be short-term U.S.
government securities, highly-rated commercial paper, bank obligations or repurchase agreements.  The Fund may also hold these types of securities pending the investment of proceeds from the repurchase of Fund shares for the sale of portfolio securities or to meet anticipated repurchase requests of
Fund shares.  To the extent the Fund invests defensively in these securities, it might not achieve the primary aspect of its investment objective, high current income.

PORTFOLIO HOLDINGS.  The Fund's portfolio holdings are included in semi-annual and annual reports that are distributed to shareholders of the Fund within 60 days after the close of the period for which such report is being made. The Fund also discloses its portfolio holdings in its Statements of Investments on Form N-Q, which are filed with the SEC no later than 60 days after the close of its first and third fiscal quarters. These required filings are publicly available at the SEC.
      Therefore, portfolio holdings of the Fund are made publicly available no later than 60 days after the close of each of the Fund's fiscal quarters.

            A description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available in the Fund's Statement of Additional Information

Performance Information

Explanation of Performance Terminology.  The Fund uses a variety of terms to illustrate its performance. These terms include "dividend yield," "average annual total return," and "cumulative total return."  The Statement of
Additional Information contains an explanation of how yields and total returns are calculated. You can obtain current performance information for the Fund by calling the Fund's Transfer Agent at 1.800.225.5677 or by visiting the OppenheimerFunds Internet website at www.oppenheimerfunds.com.

How the Fund Is Managed

The Board of Trustees.  The Fund is governed by a Board of Trustees, which is responsible for protecting the interests of shareholders under Massachusetts law.  The Board is elected by shareholders and meets periodically throughout the year to oversee the Fund's business, review its performance, and review the actions of the Manager.  "Trustees and Officers of the Fund" in the
Statement of Additional Information identifies the Trustees and officers of the Fund (who are elected by the Trustees) and provides more information about them.

The Manager.  The Fund's Manager, OppenheimerFunds, Inc., chooses the Fund's investments and handles its day-to-day business.  The Manager selects the
Fund's portfolio securities and the brokers through which the Fund executes its portfolio transactions, furnishes offices, facilities, and equipment, and provides the services of its employees to carry out the Fund's business and regulatory filings.  The Manager performs its duties, subject to certain policies established by the Fund's Board of Trustees, under an investment advisory agreement that states the Manager's responsibilities.  The agreement sets the fees paid by the Fund to the Manager and describes the expenses that the Fund is responsible to pay to conduct its business.  For example, the
Fund pays for its own brokerage costs, and custodian, transfer agent, accounting and legal fees.  The agreement permits the Manager to employ broker-dealers that are affiliates of the Fund or the Manager in executing the Fund's portfolio transactions.  However, it is expected that most of the
Fund's portfolio transactions will be principal trades at net prices, for which no broker-dealer is used.

The Manager has been an investment advisor since January 1960.  The Manager and its subsidiaries and controlled affiliates managed more than $215 billion in assets as of June 30, 2006, including other Oppenheimer funds with more than 6 million shareholder accounts.  The Manager is located at Two World
Financial Center, 225 Liberty Street,11th Floor, New York, New York
10281-1008.  The Manager is wholly-owned by Oppenheimer Acquisition Corp., a holding company ultimately controlled by Massachusetts Mutual Life Insurance
Company.

Advisory Fees.  Under the investment advisory agreement, the Fund pays the
Manager an advisory fee at an annual rate that declines as the Fund's assets grow: 0.75% of the first $200 million of average annual net assets of the
Fund, 0.72% of the next $200 million, 0.69% of the next $200 million, 0.66%
of the next $200 million, and 0.60% of average annual net assets in excess of
$800 million.  The Manager has voluntarily agreed to reduce its management fee. Prior to January 1, 2006, that reduction was 0.20% of average net assets. Effective January 1, 2006, the Manager reduced that waiver to 0.10%
of average annual net assets.  It can amend or terminate that voluntary waiver at any time. That fee reduction has the effect of reducing the Fund's overall expenses, thereby increasing its yield.  The Fund's management fee for its last fiscal year ended July 31, 2006, was 0.49% of the Fund's average annual net assets after taking into account the voluntary waiver.  Without giving effect to the voluntary waiver, the management fee would have been
0.63%.

      A discussion regarding the basis for the Board of Trustees approval of the Fund's investment advisory agreement is available in the Fund's semi-annual report to shareholders for the period ended January 31, 2006.

Portfolio Managers.  The Fund's portfolio is managed by Arthur Zimmer, Joseph
Welsh and Margaret Hui who are primarily responsible for the day-to-day management of the Fund's investments.

Mr. Zimmer has been a Vice President and portfolio manager of the Fund's portfolio since September 1999.  Mr. Zimmer has been a Senior Vice President of the Manager since June 1997 and of HarbourView Asset Management
Corporation since April 1999.  He was formerly Vice President of the Manager from October 1990 to June 1997 and Vice President of Centennial Asset
Management Corporation from June 1997 to November 2001.

Mr. Welsh has been a Vice President and portfolio manager of the Fund's portfolio since September 1999.  Mr. Welsh has been a Vice President of the
Manager since December 2000, a high yield bond analyst since January 1995, an
Assistant Vice President of the Manager from December 1996 to November 2000 and a Vice President of HarbourView Asset Management Corporation since
September 2002.

Ms. Hui has been an Assistant Vice President and associate portfolio manager of the Fund since October 1999.  Ms. Hui has been an Assistant Vice President of the Manager since October 1999.

The Statement of Additional Information provides additional information about the portfolio management team's compensation, other accounts they manage and their ownership of Fund shares.

Pending Litigation. A consolidated amended complaint was filed as a putative class action against the Manager and the Transfer Agent (and other defendants) in the U.S. District Court for the Southern District of New York
on January 10, 2005 and was amended on March 4, 2005. The complaint alleged, among other things, that the Manager charged excessive fees for distribution and other costs, and that by permitting and/or participating in those actions, the Directors/Trustees and the Officers of the funds breached their fiduciary duties to fund shareholders under the Investment Company Act of
1940 and at common law.  The plaintiffs sought unspecified damages, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses.

      In response to the defendants' motions to dismiss the suit, seven of the eight counts in the complaint, including the claims against certain of the Oppenheimer funds, as nominal defendants, and against certain present and former Directors, Trustees and officers of the funds, and the Distributor, as defendants, were dismissed with prejudice, by court order dated March 10,
2006, and the remaining count against the Manager and the Transfer Agent was dismissed with prejudice by court order dated April 5, 2006. The plaintiffs filed an appeal of those dismissals on May 11, 2006.

The Manager believes that it is premature to render any opinion as to the likelihood of an outcome unfavorable to it, the funds, the Directors/Trustees or the officers on the appeal of the decisions of the district court, and that no estimate can yet be made with any degree of certainty as to the amount or range of any potential loss. However, the Manager believes that the allegations contained in the complaint are without merit and that there are substantial grounds to sustain the district court's rulings.

A b o u t   Y o u r   A c c o u n t

How to Buy Shares

How Do You Buy Shares? The Fund offers its Class A, Class B, Class C and
Class Y shares continuously at the respective offering price for each class of shares.  The Fund's shares are sold through the Fund's general distributor, OppenheimerFunds Distributor, Inc., a wholly-owned subsidiary of the Manager (the "Distributor") on a "best-efforts" basis.  That means the
Distributor is not required to sell a specific number of shares, and it does not make a market in the Fund's shares.

      You can buy shares several ways, as described below. The Distributor may appoint servicing agents to accept purchase orders.  The Distributor, in its sole discretion, may reject any purchase order for the Fund's shares.
Investors considering purchase of shares of the Fund for retirement plan accounts from which required minimum distributions must be taken starting at age 701/2should consider the limitations on repurchases of shares described below.

o     Buying  Shares  Through  Your  Dealer.  You can buy shares  through  any dealer,  broker or financial  institution  that has a sales agreement with the  Distributor.  Your  dealer  will  place your order with the
         Distributor  on your  behalf.  A broker or dealer may charge for that service.

o     Buying Shares Through the Distributor.  Complete an OppenheimerFunds
         new account application and return it with a check payable to
         "OppenheimerFunds Distributor, Inc."  Mail it to P.O. Box 5270,
         Denver, Colorado 80217.  If you do not list a dealer on the application, Class A shares are your only purchase option. The
         Distributor will act as your agent in buying Class A shares.
         However, we recommend that you discuss your investment with a financial advisor before you make a purchase to be sure that the
         Fund is appropriate for you. Class B or Class C shares may not be purchased by a new investor directly from the Distributor without the investor designating another registered broker-dealer.  If a current investor no longer has another broker-dealer of record for an existing Class B or Class C account, the Distributor is automatically designated as the broker-dealer of record, but solely for the purpose of acting as the investor's agent to purchase the shares.

o     Paying by Federal Funds Wire. Shares purchased through the Distributor may be paid for by Federal Funds wire.  The minimum investment is
         $2,500.  Before sending a wire, call the Distributor's Wire
         Department at 1.800.225.5677 to notify the Distributor of the wire, and to receive further instructions.

o     Buying Shares Through OppenheimerFunds AccountLink. With AccountLink,
         you pay for shares by electronic funds transfers from your bank account.  Shares are purchased for your account by a transfer of money from your bank account through the Automated Clearing House
         (ACH) system. You can provide those instructions automatically, under an Asset Builder Plan, described below, or by telephone instructions using OppenheimerFunds PhoneLink, also described below.  Please refer to "AccountLink," below for more details.

o     Buying Shares Through Asset Builder Plans.  You may purchase shares of the Fund automatically from your account at a bank or other financial institution under an Asset Builder Plan with AccountLink.
         Details are in the Asset Builder application and the Statement of
         Additional Information.

How Much Must You Invest?  In most cases, you can buy Fund shares with a minimum initial investment of $1,000 and make additional investments at any time with as little as $50. There are reduced minimum investments under special investment plans:

o     By using an Asset Builder Plan or Automatic Exchange Plan (details are in the Statement of Additional Information), or government allotment plan, you can make an initial investment for as little as $500. The minimum subsequent investment is $50, except that for any account established under one of these plans prior to November 1, 2002, the minimum additional investment will remain $25.

o     If you establish one of the many types of retirement plan accounts that
         OppenheimerFunds offers, more fully described below under "Special
         Investor Services," you can start your account with as little as
         $500.
o     The minimum investment requirement does not apply to reinvesting dividends from the Fund or other Oppenheimer funds (a list of them appears in the Statement of Additional Information, or you can ask
         your dealer or call the Transfer Agent or visit
         www.oppenheimerfunds.com), or reinvesting distributions from unit investment trusts that have made arrangements with the Distributor.

At What Price Are Shares Sold?  Shares are sold at their offering price which is the net asset value per share plus any initial sales charge that applies.
The offering price that applies to a purchase order is the net asset value per share next calculated after the Distributor receives the purchase order at its offices in Colorado, or after any agent appointed by the Distributor receives the order. Your financial adviser can provide you with more information regarding the time you must submit your purchase order and whether the adviser is an authorized agent for the receipt of purchase orders.

Net Asset Value. The Fund calculates the net asset value of each class of shares as of the close of the NYSE on each day the NYSE is open for trading (referred to in this Prospectus as a "regular business day").
      The NYSE normally closes at 4:00 p.m., Eastern time, but may close earlier on some days.  All references to time in this Prospectus mean
      "Eastern time."

o     To buy shares at the offering price for a particular day, the
         Distributor or its designated agent must receive your order by the time of day the NYSE closes that day.  If your order is received on a day when the NYSE is closed or after it has closed, the order will receive the next offering price that is determined after your order is received.

o     If you buy shares through an authorized dealer, your dealer must receive the order by the close of the NYSE (normally 4:00 p.m.
         Eastern time). If your order is received on a day when the NYSE is closed or after it is closed, the order will receive the next offering price that the Fund determines.

      How the Fund Calculates its Net Asset Values. The Fund determines the net asset value per share of a class of shares by dividing the value of the
Fund's net assets attributable to that class by the number of shares of that class that are outstanding.  To determine net asset values, the Fund's Board of Trustees has established procedures to value the Fund's securities.  For debt securities traded in a recognized market, the valuations are, in general based on market value.  The Board has adopted special procedures for valuing illiquid and restricted securities and obligations for which market values cannot be readily obtained.

      The Manager values Senior Loans (and other loans) held by the Fund for which an active secondary market exists (in the opinion of the Manager) on the basis of market value, which may include valuations provided by a pricing service approved by the Board of Trustees.  The pricing service may use
"matrix" comparisons to the prices of comparable loans on the basis of quality, yield and maturity.  Loans for which no reliable market valuations are available will be valued by the Manager at fair value, following procedures established by the Fund's Board of Trustees.  In making such valuations, the Manager considers such factors and data as:
(1)    fundamental analytical data relating to the Senior Loan, including the cost, size, current interest rate and base lending rate of the
         Senior Loan, the terms and conditions of the loan agreement and any related agreements, and the position of the loan in the borrower's capital structure,
(2)    the creditworthiness of the borrower based upon an evaluation of its financial condition, financial statements and information about its business, cash flows, capital structure and future prospects,
(3)    the nature, adequacy and value of the loan collateral,
(4)    information relating to the market for the loan, including any price quotations from reliable dealers for trading in interests in similar loans,
(5)    the market environment and investor attitude toward the loan and similar loans,
(6)    the reputation and financial condition of the agent and any intermediate participants, and
(7)    general economic and market conditions that the Manager believes affect the fair value of the loan.

      Because some foreign securities trade in markets and on exchanges that operate on weekends and U. S. holidays, the value of some of the Fund's foreign investments might change on days when investors cannot buy shares.
If, after the close of the principal market on which a security held by the
Fund is traded, and before the time the Fund's securities are priced that day, an event occurs that the Manager deems likely to cause a material change in the value of such security, the Fund's Board of Trustees has authorized the Manager, subject to the Board's review, to ascertain a fair value for such security.  A security's valuation may differ depending on the method used for determining value.

What Classes of Shares Does the Fund Offer? The Fund has four different classes of shares. The different classes of shares represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices.  When you buy shares, be sure to specify the class of shares.  If you do not choose a class, your investment will be made in Class A shares.

o     Class A Shares.  If you buy Class A shares, you pay an initial sales charge (on investments up to $1 million for regular accounts or lesser amounts for certain retirement plans). The amount of that sales charge will vary depending on the amount you invest. The sales charge rates are listed in "How Can You Buy Class A Shares?" below.

o     Class B Shares.  If you buy Class B shares, you pay no sales charge at the time of purchase, but your shares will be subject to an annual asset-based sales charge.  If you tender your shares for repurchase and they are repurchased by the Fund within five years after you originally bought them, normally you will pay an Early Withdrawal
         Charge.  That Early Withdrawal Charge varies depending on how long you own your shares, as described in "How Can You Buy Class B
         Shares?" below.

o     Class C Shares.  If you buy Class C shares, you pay no sales charge at the time of purchase, but your shares will be subject to an annual asset-based sales charge.  If tender your shares for repurchase and they are repurchased within 12 months after your originally bought them, normally you will pay an Early Withdrawal Charge of 1.0%, as described in "How Can You Buy Class C Shares?" below.

o     Class Y Shares. Class Y shares are offered only to certain institutional investors that have a special agreement with the
         Distributor.

Which Class of Shares  Should You Choose?  Once you decide that the Fund is an appropriate  investment for you, deciding which class of shares is best suited to your  needs  depends on a number of factors  that you should  discuss  with your  financial  advisor.  Some  factors to consider  are how much you plan to invest  and how long you  plan to hold  your  investment.  If your  goals  and objectives change over time and you plan to purchase  additional  shares,  you should  re-evaluate  those factors to see if you should consider another class of shares.  The Fund's operating costs that apply to a class of shares and the effect  of  the  different  types  of  asset-based  sales  charges  and  Early
Withdrawal  Charges on your investment will vary your investment  results over time.

      The discussion below is not intended to be investment advice or a recommendation, because each investor's financial considerations are different. The discussion below assumes that you will purchase only one class of shares and not a combination of shares of different classes.  Of course, these examples are based on approximations of the effects of current sales charges, Early Withdrawal Charges and expenses projected over time, and do not detail all of the considerations in selecting a class of shares. You should analyze your options carefully with your financial advisor before making that choice.

      How Long Do You Expect to Hold Your Investment?  While future financial needs cannot be predicted with certainty, knowing how long you expect to hold your investment will assist you in selecting the appropriate class of shares.  Because of the effect of class-based expenses, your choice will also depend on how much you plan to invest.  For example, the reduced sales charges available for larger purchases of Class A shares may, over time, offset the effect of paying an initial sales charge on your investment, compared to the effect over time of higher class-based expenses on shares of
Class B or Class C.

o     Investing for the Shorter Term.  While the Fund is intended as a long-term investment, if you have a relatively short-term investment horizon (that is, you plan to hold your shares for less than six years), you should most likely invest in Class A or Class C shares rather than Class B shares.  That is because of the effect of the
         Class B Early Withdrawal Charge if you tender your shares for repurchase within five years of buying them, as well as the effect of the Class B asset-based sales charge on the investment return for that class in the short term.  Class C shares might be the appropriate choice (especially for investments of less than
         $100,000), because there is no initial sales charge on Class C shares, and the Early Withdrawal Charge does not apply to amounts you tender for repurchase after holding them one year.

         However, if you plan to invest more than $100,000 for the shorter term, then as your investment horizon increases toward six years,
         Class C shares might not be as advantageous as Class A shares. That is because the annual asset-based sales charge on Class C shares will have a greater impact on your account over the longer term than the reduced front-end sales charge available for larger purchases of
         Class A shares.

         If you invest $1 million or more, in most cases Class A shares will be the most advantageous choice, no matter how long you intend to hold your shares. For that reason, the Distributor normally will not accept purchase orders of more than $100,000 of Class B shares or $1 million or more of Class C shares from a single investor.  Dealers or other financial intermediaries purchasing shares for their customers in omnibus accounts are responsible for compliance with those limits.

o     Investing for the Longer Term.  If you are investing less than $100,000 for the longer-term, for example for retirement, and do not expect to need access to your money for five years or more, Class B shares may be appropriate.

Are There Differences in Account Features That Matter to You? Some account features may not be available to Class B and Class C shareholders. Other features may not be advisable (because of the effect of the Early Withdrawal
Charges) for Class B and Class C shareholders. Therefore, you should carefully review how you plan to use your investment account before deciding which class of shares to buy.

      Additionally,  the dividends payable to Class B and Class C shareholders will be reduced by the  additional  expenses  borne by those  classes that are not  borne by  Class A or  Class Y  shares,  such as the  Class B and  Class C asset-based  sales charge  described  below and in the Statement of Additional
Information.

How Do Share Classes Affect Payments to Your Broker?  A financial advisor may receive different compensation for selling one class of shares than for selling another class.  It is important to remember that Class B and Class C
Early Withdrawal Charges have the same purpose as the front-end sales charge on sales of Class A shares: to compensate the Distributor for concessions and expense reimbursements it pays to dealers and financial institutions for selling shares.  The Distributor may pay additional compensation from its own resources to securities dealers or financial institutions based upon the value of shares of the Fund owned by the dealer or financial institution for its own account or for its customers.

Are There Any Early Withdrawal Charge Waivers?  Appendix B to the Statement
of Additional Information details the conditions for the waiver of Early
Withdrawal Charges that apply in certain cases, or that apply to purchases of shares of the Fund by certain groups, or under specified retirement plan arrangements or in other special types of transactions.  The Class B and
Class C Early Withdrawal Charges are waived in the case of repurchases of shares owned by present and former officers, directors, trustees or employees
(and their "immediate families" as that term is defined in Appendix B to the
Statement of Additional Information) of the Fund, the Manager and its
affiliates, and retirement plans established by them for their employees.  To receive a waiver, you must advise the Distributor when buying shares or the
Transfer Agent when submitting a repurchase request that a special condition applies.

How Can You Buy Class A Shares?  Class A shares are sold at their offering price, which is normally net asset value plus an initial sales charge.
However, in some cases, described below, purchases are not subject to an initial sales charge, and the offering price will be the net asset value. In other cases, reduced sales charges may be available, as described below or in the Statement of Additional Information. Out of the amount you invest, the
Fund receives the net asset value to invest for your account.

      The sales charge varies depending on the amount of your purchase. A portion of the sales charge may be retained by the Distributor or allocated to your dealer as a concession. The Distributor reserves the right to reallow the entire concession to dealers. The current sales charge rates and concessions paid to dealers and brokers are as follows:

 ------------------------------------------------------------------------------
 Amount of Purchase       Front-End Sales   Front-End Sales   Concession As a
                                              Charge As a
                            Charge As a      Percentage of
                           Percentage of      Net Amount       Percentage of
                           Offering Price      Invested       Offering Price
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
 Less than $100,000            3.50%             3.63%             3.00%
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
 $100,000 or more but          3.00%             3.09%             2.50%
 less than $250,000
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
 $250,000 or more but          2.50%             2.56%             2.00%
 less than $500,000
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
 $500,000 or more but          2.00%             2.04%             1.50%
 less than $1 million
 ------------------------------------------------------------------------------
  Due to rounding, the actual sales charge for a particular transaction may be higher or lower than the rates listed above.

Can You Reduce Class A Sales Charges?  You and your spouse may be eligible to buy Class A shares of the Fund at reduced sales charge rates set forth in the table above under the Fund's "Right of Accumulation" or a "Letter of Intent."
The Fund reserves the right to modify or to cease offering these programs at any time.
o     Right of Accumulation. To qualify for the reduced Class A sales charge that would apply to a larger purchase than you are currently making (as shown in the table above), you can add the value of any Class A, Class B or Class C shares of the Fund or other
         Oppenheimer funds that you or your spouse currently own, or are currently purchasing, to the value of your Class A share purchase. Your Class A shares of Oppenheimer Money Market
         Fund, Inc. or Oppenheimer Cash Reserves on which you have not paid a sales charge will not be counted for this purpose. In totaling your holdings, you may count shares held in your
         individual accounts (including IRAs and 403(b) plans), your joint accounts with your spouse, or accounts you or your
         spouse hold as trustees or custodians on behalf of your
         children who are minors. A fiduciary can count all shares
         purchased for a trust, estate or other fiduciary account
         (including employee benefit plans for the same employer) that has multiple accounts. To qualify for this Right of
         Accumulation, if you are buying shares directly from the Fund you must inform the Fund's Distributor of your eligibility and holdings at the time of your purchase. If you are buying
         shares through your financial intermediary you must notify your intermediary of your eligibility for this Right of
         Accumulation at the time of your purchase.

               To count shares of eligible Oppenheimer funds held in
         accounts at other intermediaries under this Right of
         Accumulation, you may be requested to provide the Distributor or your current intermediary (depending on the way you are buying your shares) a copy of each account statement showing your current holdings of the Fund or other eligible
         Oppenheimer funds, including statements for accounts held by you and your spouse or in retirement plans or trust or
         custodial accounts for minor children as described above. The
         Distributor or intermediary through which you are buying
         shares will combine the value of all your eligible Oppenheimer fund accounts based on the current offering price per share to determine what Class A sales charge breakpoints you may
         qualify for on your current purchase.

o     Letters of Intent. You may also qualify for reduced Class A sales charges by submitting a Letter of Intent to the Distributor. A
         Letter of Intent is a written statement of your intention to purchase a specified value of Class A, Class B or Class C
         shares of the Fund or other Oppenheimer funds over a 13-month period. The total amount of your intended purchases of Class
         A, Class B and Class C shares will determine the reduced sales charge rate that will apply to your Class A share purchases of the Fund during that period. You can choose to include
         purchases made up to 90 days before the date that you submit a
         Letter. Your Class A shares of Oppenheimer Money Market Fund,
         Inc. or Oppenheimer Cash Reserves on which you have not paid a sales charge will not be counted for this purpose. Submitting a Letter of Intent does not obligate you to purchase the
         specified amount of shares.  You may also be able to apply the
         Right of Accumulation to these purchases.

            If you do not complete the Letter of Intent, the front-end sales charge you paid on your purchases will be recalculated to reflect the actual value of shares you purchased.  A
         certain portion of your shares will be held in escrow by the
         Fund's Transfer Agent for this purpose. Please refer to "How to Buy Shares - Letters of Intent" in the Fund's Statement of
         Additional Information for more complete information.

Other Special Sales Charge Arrangements and Waivers.  The Fund and the
Distributor offer other opportunities to purchase shares without front-end sales charge or early withdrawal charge under the programs described below. The Fund reserves the right to amend or discontinue these programs at any time without prior notice.

o     Dividend Reinvestment.  Dividends and/or capital gains distributions received by a shareholder from the Fund may be reinvested in shares of the Fund or any of the other Oppenheimer funds into which shares of the Fund may be exchagned without a sales
         charge, at the net asset value per share in effect on the
         payable date. You must notify the Transfer Agent in writing to elect this option and must have an existing account in the fund selected for reinvestment.
o     Exchanges of Shares. As part of a repurchase offer, shares of the Fund may be exchanged for shares of certain other Oppenheimer funds at net asset value per share at the time of exchange without sales charge, and shares of the Fund can be purchased by
         exchange of shares of certain other Oppenheimer funds on the same basis. Please refer to "How to Exchange Shares" in this
         Prospectus and in the Statement of Additional Information for
         more details, including a discussion of circumstances in which sales charges may apply on exchanges.

o     Reinvestment Privilege.  Within six months of a repurchase of certain
         Class A and Class B shares, the proceeds may be reinvested in
         Class A shares of the Fund, or any of the other Oppenheimer funds into which shares of the Fund may be exchanged without a sales charge. This privilege applies to repurchases of Class A shares that were subject to an initial sales charge or Class A or Class B shares that were subject to a contingent deferred sales charge or early withdrawal charge when redeemed. The investor must ask the Transfer Agent or financial intermediary for that privilege at the time of reinvestment and must
         identify the account from which the repurchase was made.

o     Other Special Reductions and Waivers. The Fund and the Distributor
         offer additional arrangements to reduce or eliminate front-end sales charges or to waive early withdrawal charges for certain types of transactions and for certain classes of investors (primarily retirement plans that purchase shares in special programs through the Distributor). These are described in greater detail in Appendix
         B to the Statement of Additional Information, which may be ordered by calling 1.800.225.5677 or through the OppenheimerFunds website, at www.oppenheimerfunds.com (follow the hyperlinks: "Access Accounts and Services" - "Forms & Literature" - "Order Literature" -
         "Statements of Additional Information"). A description of these waivers and special sales charge arrangements is also available for viewing on the OppenheimerFunds website (follow the hyperlinks:
         "Research Funds" - "Fund Documents" - "View a description . . .").
         To receive a waiver or special sales charge rate under these programs, the purchaser must notify the Distributor (or other financial intermediary through which shares are being purchased) at the time of purchase, or notify the Transfer Agent at the time of redeeming shares for those waivers that apply to early withdrawal charges.

o     Purchases by Certain Retirement Plans. There is no initial sales charge on purchases of Class A shares of the Fund by retirement plans that have $5 million or more in plan assets. In that case the
         Distributor may pay from its own resources, at the time of sale, concessions in an amount equal to 0.25% of the purchase price of Class A shares purchased within the first six months of account establishment by those retirement plans to dealers of record, subject to certain exceptions described in
         "Retirement Plans" in the Statement of Additional Information.
         No contingent deferred sales charge is charged upon the
         repurchase of such shares.

         There is also no initial sales charge on purchases of Class A shares of the Fund by certain retirement plans that are part of a retirement plan or platform offered by banks,
         broker-dealers, financial advisors, insurance companies or recordkeepers. No contingent deferred sales charge is charged upon the repurchase of such shares.

Class A Early Withdrawal Charge. There is no initial sales charge on purchases of Class A shares of any one or more of the Oppenheimer funds aggregating $1 million or more, or on purchases of Class A shares by certain retirement plans that satisfied certain requirements prior to
      March 1, 2001 ("grandfathered retirement accounts").  However, those
      Class A shares may be subject to a Class A early withdrawal charge, as described below.  Retirement plans holding shares of Oppenheimer funds in an omnibus account(s) for the benefit of plan participants in the name of a fiduciary or financial intermediary (other than
      OppenheimerFunds-sponsored Single DB Plus plans) are not permitted to make initial purchases of Class A shares subject to a contingent deferred sales charge.

      The Distributor pays dealers of record concessions in an amount equal to 0.50% of purchases of $1 million or more other than purchases by grandfathered retirement accounts.  For grandfathered retirement accounts, the concession is 0.75% of the first $2.5 million of purchases plus 0.25% of purchases in excess of $2.5 million.  In either case, the concession will not be paid on purchases of shares by exchange or that were previously subject to a front-end sales charge and dealer concession.

      If you tender for repurchase any of those shares within an 18-month
      "holding period" measured from the beginning of the calendar month of their purchase, an Early Withdrawal Charge (called the "Class A Early
      Withdrawal Charge") may be deducted from the redemption proceeds. That
      Early Withdrawal Charge will be equal to 1.0% of the lesser of:
o     the aggregate net asset value of the repurchased shares at the time of
          the tender for      repurchase (excluding shares purchased by
          reinvestment of dividends or capital  gain distributions), or
o     the original net asset value of the repurchased shares.

      The Class A Early Withdrawal Charge will not exceed the aggregate amount of the concessions the Distributor paid to your dealer on all purchases of Class A shares of all Oppenheimer funds you made that were subject to the Class A Early Withdrawal Charge.

How Can You Buy Class B Shares?  Class B shares are sold at their current net asset value per share without an initial sales charge.  However, if you tender your Class B shares for repurchase in a Repurchase Offer and they are accepted for repurchase within a holding period of five years from the beginning of the calendar month of their purchase, the Fund will deduct an
Early Withdrawal Charge from the repurchase proceeds.  The Class B Early
Withdrawal Charge is used to compensate the Distributor for its expenses in providing distribution-related services to the Fund in connection with the sale of Class B shares.

      The amount of the Early  Withdrawal  Charge will depend on the number of years  since  you  bought  the  shares  and the  dollar  amount  the  Fund has repurchased,  according  to the  following  schedule  for  the  Class  B Early
Withdrawal Charge holding period:

---------------------------------------------------------------------------------
Years Since the Date on Which the        Early Withdrawal Charge on Shares
Purchase Order was Accepted              Accepted for Repurchase in That Year
                                         (As % of Amount Subject to Charge)
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
                 0 - 1                                    3.0%
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
                 1 - 2                                    2.0%
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
                 2 - 3                                    1.5%
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
                 3 - 4                                    1.5%
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
                 4 - 5                                    1.0%
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
            5 and following                               None
---------------------------------------------------------------------------------
In the table, a "year" is a 12-month period.  In applying the Early
Withdrawal Charge, all purchases are considered to have been made on the first regular business day of the month during which the purchase was made.
If your Class B shares that are repurchased were acquired by exchange of
Class B shares of another Oppenheimer fund, they will be subject to the Class
B Early Withdrawal Charge rate of this Fund for a comparable holding period.

      Automatic Conversion of Class B Shares.  Class B shares automatically convert to Class A shares 72 months after the beginning of the month in which you purchase them.  This conversion feature relieves Class B shareholders of the asset-based sales charge that applies to Class B shares under the Class B
Distribution and Service Plan, described below.  The conversion is based on the relative net asset values of the two classes, and no Early Withdrawal
Charge or other charge is imposed.  When Class B shares convert, any other
Class B shares that were acquired by reinvesting dividends and distributions on the converted shares will also convert to Class A shares.  For further information on the conversion feature and its tax implications, see "Class B
Conversion" in the Statement of Additional Information.

How Can You Buy Class C Shares?  Class C shares are sold at net asset value per share without an initial sales charge.  However, if you tender your Class
C shares for purchase in a Repurchase Offer within a holding period of 12 months from the beginning of the calendar month of their purchase, the Fund will deduct an Early Withdrawal Charge of 1.0% from the repurchase proceeds.
The Class C Early Withdrawal Charge is used to compensate the Distributor for its expenses in providing distribution-related services to the Fund in connection with the sale of Class C shares.

WHO CAN BUY CLASS Y SHARES? Class Y shares are sold at net asset value per share without a sales charge directly to institutional investors that have special agreements with the Distributor for this purpose. They may include insurance companies, registered investment companies, employee benefit plans and Section 529 plans, among others. Individual investors cannot buy Class Y shares directly.

An institutional investor that buys Class Y shares for its customers'
accounts may impose charges on those accounts. The procedures for buying, selling, exchanging and transferring the Fund's other classes of shares
(other than the time those orders must be received by the Distributor or
Transfer Agent at their Colorado office) and the special account features available to investors buying those other classes of shares do not apply to
Class Y shares. Instructions for buying, selling, exchanging or transferring
Class Y shares must be submitted by the institutional investor, not by its customers for whose benefit the shares are held.

Distribution and Service Plans

      Service Plan for Class A Shares.  The Fund has adopted a Service Plan for Class A shares.  It reimburses the Distributor for a portion of its costs incurred for services provided to accounts that hold Class A shares.  The
Fund will generally pay this fee quarterly at an annual rate of up to 0.25%
of the average annual net assets of Class A shares of the Fund. The
Distributor may pay this fee monthly to certain dealers.  The Distributor currently uses all of those fees to pay dealers, brokers, banks and other financial institutions periodically for providing personal service and maintenance of accounts of their customers that hold Class A shares.  With respect to Class A shares subject to a Class A Early Withdrawal Charge purchased by grandfathered retirement accounts, the Distributor pays the
0.25% service fee to dealers in advance for the first year after the shares are sold by the dealer. The Distributor retains the first year's service fee paid by the Fund.  After the shares have been held by grandfathered retirement accounts for a year, the Distributor pays the service fee to dealers periodically.

      Distribution and Service Plans for Class B and Class C Shares.  The
Fund has adopted Distribution and Service Plans for Class B and Class C
shares to pay the Distributor for its services and costs in distributing
Class B and Class C shares and servicing accounts.  Under the plans, the Fund pays the Distributor a distribution fee (which is deemed to be an
"asset-based sales charge") of up to 0.75% of average annual net assets on
Class B shares and on Class C shares.  The Board of Trustees has currently set that fee rate at 0.50% of average annual net assets of the respective class per year under each plan but may increase it up to 0.75% in the future.
The Fund also pays the Distributor a service fee of 0.25% of average annual net assets under each plan.

      The distribution fee and service fees increase Class B and Class C expenses by 0.75% of the average annual net assets of the respective class.
Because these fees are paid out of the Fund's assets on an ongoing basis, over time these fees will increase the cost of your investment.

      The Distributor uses the service fees to compensate dealers for providing personal services for accounts that hold Class B or Class C shares.  The Distributor normally pays the 0.25% service fees to dealers in advance for the first year after the dealer sold the shares.  After the shares have been held for one year, the Distributor pays the service fees to dealers periodically.

      The Distributor currently pays a sales concession of 2.75% of the purchase price of Class B shares to dealers from its own resources at the time of sale.  Including the advance of the service fee, the total amount that the Distributor pays to the dealer at the time of sale of Class B shares is therefore 3.00% of the purchase price.  The Distributor normally retains the Class B distribution fee. See the Statement of Additional Information for
exceptions.

      The Distributor currently pays a sales concession of 0.75% of the purchase price of Class C shares to dealers from its own resources at the time of sale.  Including the advance of the service fee, the total amount that the Distributor pays to the dealer at the time of sale of Class C shares is therefore 1.00% of the purchase price.  The Distributor pays the distribution fee as an ongoing concession to the dealer on Class C shares that have been outstanding for a year or more. The Distributor normally retains the asset-based sales charge on Class C shares during the first year after the purchase of Class C shares.  See the Statement of Additional
Information for exceptions.

      Under certain circumstances, the Distributor will pay the full Class B or Class C asset-based sales charge and the full service fee to the dealer beginning the first year after the purchase of such shares in lieu of paying the dealer the sales concession and the advance of the first year's service fee at the time of purchase, if there is a special agreement between the dealer and the Distributor.  In those circumstances, the sales concession will not be paid to the dealer.

OTHER PAYMENTS TO FINANCIAL INTERMEDIARIES AND SERVICE PROVIDERS. The Manager
and the Distributor, in their discretion, also may pay dealers or other financial intermediaries and service providers for distribution and/or shareholder servicing activities. These payments are made out of the
Manager's and/or the Distributor's own resources, including from the profits derived from the advisory fees the Manager receives from the Fund. These cash payments, which may be substantial, are paid to many firms having business relationships with the Manager and Distributor. These payments are in addition to any distribution fees, servicing fees, or transfer agency fees paid directly or indirectly by the Fund to these financial intermediaries and any commissions the Distributor pays to these firms out of the sales charges paid by investors. These payments by the Manager or Distributor from their own resources are not reflected in the tables in the section called "Fees and
Expenses of the Fund" in this Prospectus because they are not paid by the
Fund.

     "Financial intermediaries" are firms that offer and sell Fund shares to their clients, or provide shareholder services to the Fund, or both, and receive compensation for doing so. Your securities dealer or financial adviser, for example, is a financial intermediary, and there are other types of financial intermediaries that receive payments relating to the sale or servicing of the Fund's shares. In addition to dealers, the financial intermediaries that may receive payments include sponsors of fund
"supermarkets," sponsors of fee-based advisory or wrap fee programs, sponsors of college and retirement savings programs, banks and trust companies offering products that hold Fund shares, and insurance companies that offer variable annuity or variable life insurance products.

     In general, these payments to financial intermediaries can be categorized as "distribution-related" or "servicing" payments. Payments for distribution-related expenses, such as marketing or promotional expenses, are often referred to as "revenue sharing." Revenue sharing payments may be made on the basis of the sales of shares attributable to that dealer, the average net assets of the Fund and other Oppenheimer funds attributable to the accounts of that dealer and its clients, negotiated lump sum payments for distribution services provided, or sales support fees. In some circumstances, revenue sharing payments may create an incentive for a dealer or financial intermediary or its representatives to recommend or offer shares of the Fund or other Oppenheimer funds to its customers. These payments also may give an intermediary an incentive to cooperate with the Distributor's marketing efforts. A revenue sharing payment may, for example, qualify the Fund for preferred status with the intermediary receiving the payment or provide representatives of the Distributor with access to representatives of the intermediary's sales force, in some cases on a preferential basis over funds of competitors. Additionally, as firm support, the Manager or Distributor may reimburse expenses related to educational seminars and "due diligence" or training meetings (to the extent permitted by applicable laws or the rules of the NASD) designed to increase sales representatives' awareness about
Oppenheimer funds, including travel and lodging expenditures. However, the
Manager does not consider a financial intermediary's sale of shares of the
Fund or other Oppenheimer funds when selecting brokers or dealers to effect portfolio transactions for the funds.

     Various factors are used to determine whether to make revenue sharing payments. Possible considerations include, without limitation, the types of services provided by the intermediary, sales of Fund shares, the redemption rates on accounts of clients of the intermediary or overall asset levels of
Oppenheimer funds held for or by clients of the intermediary, the willingness of the intermediary to allow the Distributor to provide educational and training support for the intermediary's sales personnel relating to the
Oppenheimer funds, the availability of the Oppenheimer funds on the intermediary's sales system, as well as the overall quality of the services provided by the intermediary and the Manager or Distributor's relationship with the intermediary. The Manager and Distributor have adopted guidelines for assessing and implementing each prospective revenue sharing arrangement.
To the extent that financial intermediaries receiving distribution-related payments from the Manager or Distributor sell more shares of the Oppenheimer funds or retain more shares of the funds in their client accounts, the
Manager and Distributor benefit from the incremental management and other fees they receive with respect to those assets.

     Payments may also be made by the Manager, the Distributor or the
Transfer Agent to financial intermediaries to compensate or reimburse them for administrative or other client services provided such as sub-transfer agency services for shareholders or retirement plan participants, omnibus accounting or sub-accounting, participation in networking arrangements, account set-up, recordkeeping and other shareholder services. Payments may also be made for administrative services related to the distribution of Fund shares through the intermediary. Firms that may receive servicing fees include retirement plan administrators, qualified tuition program sponsors, banks and trust companies, and others. These fees may be used by the service provider to offset or reduce fees that would otherwise be paid directly to them by certain account holders, such as retirement plans.

The Statement of Additional Information contains more information about revenue sharing and service payments made by the Manager or the Distributor.
Your dealer may charge you fees or commissions in addition to those disclosed in this Prospectus. You should ask your dealer or financial intermediary for details about any such payments it receives from the Manager or the
Distributor and their affiliates, or any other fees or expenses it charges.

Special Investor Services

AccountLink. You can use the OppenheimerFunds AccountLink feature to link your Fund account with an account at a U.S. bank or other financial institution.  It must be an Automated Clearing House (ACH) member.
AccountLink lets you:
o     transmit funds electronically to purchase shares by telephone (through a service representative or by PhoneLink) or automatically under
         Asset Builder Plans, or
o     have the Transfer Agent send repurchase proceeds or transmit dividends and distributions directly to your bank account.  Please call the
         Transfer Agent for more information.

      You may purchase shares by telephone only after your account has been established. To purchase shares in amounts up to $250,000 through a telephone representative, call the Distributor at 1.800.225.5677.  The purchase payment will be debited from your bank account.

      AccountLink privileges should be requested on your Application or your dealer's settlement instructions if you buy your shares through a dealer.
After your account is established, you can request AccountLink privileges by sending signature-guaranteed instructions and proper documentation to the
Transfer Agent. AccountLink privileges will apply to each shareholder listed in the registration on your account as well as to your dealer representative of record unless and until the Transfer Agent receives written instructions terminating or changing those privileges. After you establish AccountLink for your account, any change you make to the bank account information must be made by signature-guaranteed instructions to the Transfer Agent signed by all shareholders who own the account.

PhoneLink.  PhoneLink is the OppenheimerFunds automated telephone system that enables shareholders to perform a number of account transactions automatically using a touch-tone phone. PhoneLink may be used on already established Fund accounts after you obtain a Personal Identification Number
(PIN), by calling the PhoneLink number, 1.800.225.5677.

      Purchasing Shares.  You may purchase shares in amounts up to $100,000 by phone, by calling 1.800.225.5677.  You must have established AccountLink privileges to link your bank account with the Fund to pay for these purchases.

      Exchanging Shares.  With the OppenheimerFunds Exchange Privilege,
described below, you can request exchanges of your Fund shares by phone to another OppenheimerFunds account you have already established by calling the special PhoneLink number.  You can exchange shares only in connection with a repurchase through a Repurchase Offer, described below.

Can You Submit Transaction Requests by Fax?  You may send requests for certain types of account transactions to the Transfer Agent by fax
(telecopier).  Please call 1.800.225.5677 for information about which transactions may be handled this way.  Transaction requests submitted by fax are subject to the same rules and restrictions as written and telephone requests described in this Prospectus.

OppenheimerFunds Internet Website.  You can obtain information about the
Fund, as well as your account balance, on the OppenheimerFunds Internet website, at www.oppenheimerfunds.com.  Additionally, shareholders listed in the account registration (and the dealer of record) may request certain account transactions through a special section of that website.  To perform account transactions or obtain information online, you must first obtain a user I.D. and password on that website.  If you do not want to have Internet account transaction capability for your account, please call the Transfer
Agent at 1.800.225.5677.  At times, the website may be inaccessible or its transaction features may be unavailable.

Retirement Plans.  You may buy shares of the Fund for your retirement plan account.  If you participate in a plan sponsored by your employer, the plan trustee or administrator must buy the shares for your plan account. The
Distributor also offers a number of different retirement plans that individuals and employers can use:

Individual Retirement Accounts (IRAs). These include regular IRAs, Roth IRAs,
      SIMPLE IRAs, and rollover IRAs.
SEP-IRAs. These are Simplified Employee Pensions Plan IRAs for small business owners or self-employed individuals.
403(b)(7) Custodial Plans. These are tax-deferred plans for employees of eligible tax-exempt organizations, such as schools, hospitals and charitable organizations.

      The Fund's shares are not offered to 401(k) plans or other profit-sharing or pension plans. Please call the Distributor for
OppenheimerFunds retirement plan documents, which include applications and important plan information.

      Special Considerations for Retirement Plan Investors. Unlike shares of an open-end fund, the Fund's shares are not redeemable daily, and unlike traditional closed-end funds, the Fund has not registered its shares on an exchange.  Therefore there is no market on which the Fund's shares can be readily sold.  Although the Fund has adopted a policy of making quarterly
Repurchase Offers, they may not provide retirement plan investors with the degree of liquidity they may need to make mandatory retirement plan distributions after age 701/2.  Even during a Repurchase Offer, a retirement plan investor might not be able to have all of the shares repurchased that are necessary to meet minimum distribution requirements. Because of the limited liquidity of Fund shares, the Fund may not be appropriate for 401(k), pension, or profit-sharing plans and is normally not offered to those plans.
Other retirement plan investors may wish to consider limiting the amount of their retirement plan assets that are invested in the Fund.

Periodic Repurchase Offers

      The Fund has adopted repurchase policies, described below. Each quarter, the Fund intends to make a "Repurchase Offer," to repurchase a portion of the Fund's outstanding shares from shareholders. The Repurchase
Offers are designed to provide some liquidity for Fund investors who wish to sell some or all of their shares, because currently there is no secondary market for the Fund's shares, and it is not anticipated that a secondary market will develop.  A secondary market is a market, exchange facility or system for quoting bid and asked prices where investors can readily buy and sell securities after their initial distribution.  Without a secondary market, Fund shares are not liquid, which means that you may not be able to readily sell them.

      For purposes of Repurchase Offers, all of the Fund's classes of shares are considered to be a single class, and Repurchase Offers are not pro-rated among the classes of shares.  The Fund normally will repurchase shares that are tendered by the Repurchase Request Deadlines and accepted for repurchase at the net asset values per share determined as of the Fund's close of business (which is the close of business of the NYSE, normally 4:00 p.m.) on the Repurchase Pricing Date.  The Repurchase Pricing Date is normally expected to be the regular business day that is the Repurchase Request
Deadline.  That is the day the Repurchase Offer ends, and under SEC regulations may not be more than 14 days after the Repurchase Request
Deadline (or the next business day if the l4th day is not a business day), as described below.

Repurchase Offer Notices. The Fund will send shareholders a written notification of each Repurchase Offer. The Fund will send the notification to shareholders at least 21 days but not more than 42 days before the Repurchase
Request Deadline for a Repurchase Offer. The notification will include information about the Repurchase Offer, including:
o     the percentage of the Fund's shares to be repurchased (the "Repurchase
         Amount")
o     how you may request the Fund to repurchase your shares
o     the Repurchase Request Deadline, which is the date that the Repurchase
         Offer ends and the date by which the Transfer Agent must receive your repurchase request
o     the Repurchase Pricing Date, which is the day the Fund calculates the net asset values per share that apply to shares repurchased in a
         Repurchase Offer, and
o     the Repurchase Payment Deadline, which is the date by which the Fund will send the payment to shareholders for Fund shares accepted for repurchase.  That date will be not more than seven days after the
         Repurchase Pricing Date.

      A shareholder may tender all or some of his or her shares for repurchase.  There is no minimum number of shares that must be tendered. You may withdraw or change a Repurchase Request at any time up until the
Repurchase Request Deadline for a particular Repurchase Offer, but not after that date. The Repurchase Request Deadline will be strictly observed.

      Repurchase Request Deadline.  The Fund's Board of Trustees will establish the Repurchase Request Deadline for each Repurchase Offer based on factors such as market conditions, the level of the Fund's assets and shareholder servicing considerations. It is anticipated that the Repurchase
Request Deadline for each quarterly Repurchase Offer will be the close of business on the last regular business day of January, April, July and
October.

      Repurchase Pricing Date. The repurchase price of the Fund's shares for a particular Repurchase Offer will be the net asset value determined as of the close of the NYSE on the Repurchase Pricing Date for that Offer.  The
Fund anticipates that the Repurchase Pricing Date for an Offer normally will be the same date as the Repurchase Request Deadline for that Offer.  In that case, the Fund will set the Repurchase Request Deadline for a time no later than the close of the NYSE on that date.  The Fund, however, may choose to make the Repurchase Pricing Date for a Repurchase Offer as many as 14 days after the Repurchase Request Deadline for that Offer.  If that day is not a regular business day, then the Repurchase Pricing Date for that Offer will be the following regular business day.

      The Fund does not presently plan to deduct any special servicing or repurchase fees from the repurchase proceeds (other than any applicable Early
Withdrawal Charges.) However, in the future the Board of Trustees may determine to impose a repurchase fee payable to the Fund to help it defray its expenses of making Repurchase Offers.  If that fee is imposed, it may not exceed 2% of the repurchase proceeds.

      Repurchase Payment Deadline.  The Fund will pay repurchase proceeds in cash, usually within seven days after each Repurchase Pricing Date.  The payment date is referred to as the "Repurchase Payment Deadline."

      Repurchase Offer Amounts.  Each quarter, the Fund's Board, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the "Repurchase Offer Amount") for a particular Repurchase
Offer.  The Repurchase Offer Amount will be at least 5% but not more than 25%
of the total number of shares of all classes of the Fund (in the aggregate)
outstanding on the Repurchase Request Deadline.  If shareholders tender more than the Repurchase Offer Amount for a particular Repurchase Offer, the Fund may repurchase up to an additional 2% of the shares outstanding on the
Repurchase Request Deadline.

      Oversubscribed Repurchase Offers. The Fund may not be able to repurchase the entire amount of shares a shareholder has tendered in a
Repurchase Request for a particular Repurchase Offer if the aggregate tenders exceed the Repurchase Offer Amount. If shareholders tender more shares than the Fund has decided to repurchase, the Fund will repurchase the tendered shares on a pro-rata basis rounded down to the nearest full share. If you tender fewer than 100 shares, however, the Fund may decide to accept all of those shares before repurchasing shares tendered by other shareholders on a pro-rata basis.

      If a Repurchase Offer is oversubscribed, shareholders may be unable to liquidate some or all of their investment during that Repurchase Offer.  In that case, the shareholder may have to wait until a later Repurchase Offer to tender shares for repurchase and would be subject to the risk of share price fluctuations during that period. There is a risk that because of the potential for pro-ration, some investors might tender more shares than they wish to have repurchased to try to ensure the repurchase of at least some shares.

Fundamental Policies on Repurchases.  The following policies of the Fund concerning Repurchase Offers are fundamental, which means that the Board of
Trustees cannot change these policies without the vote of the holders of a
"majority of the Fund's outstanding voting securities," as that term is defined in the Investment Company Act:
o     Periodic Repurchase Offers.  The Fund will make periodic Repurchase
         Offers, pursuant to Rule 23c-3 under the Investment Company Act (as that Rule may be amended from time to time).
o     Repurchase Request Deadline.  Repurchase Offers shall be made at periodic intervals of three months between Repurchase Request
         Deadlines.  The Repurchase Request Deadlines will be at the time on a regular business day (normally the last regular business day) in the months of January, April, July and October to be determined by the Fund's Board of Trustees.
o     Repurchase Pricing Date.  The Repurchase Pricing Date for a particular
         Repurchase Offer shall be not more than 14 days after the Repurchase
         Request Deadline for that Repurchase Offer. If that day is not a regular business day, then the Repurchase Pricing Date will be the following regular business day.

Other Repurchase Policies. Other policies in this Prospectus describing
Repurchase Offers and related procedures are not fundamental, which means that the Board can change them without approval of shareholders.  The Fund's
Board of Trustees may establish other policies for repurchases of shares that are consistent with the Investment Company Act and other relevant laws and regulations.  For example, once every two years, the Board may, if it chooses, make an additional Repurchase Offer to repurchase shares in addition to regular quarterly Repurchase Offers.

Special Considerations and Risks of Repurchases.  In addition to the limitations and risks discussed elsewhere in this Prospectus, there are a number of other factors affecting Repurchase Offers that investors should consider, as summarized below:

o     Early Withdrawal Charges.  You may be subject to Early Withdrawal
         Charges if the Fund repurchases your Class B shares within five years after the beginning of the month in which you purchased them or repurchases your Class C shares within one year after the beginning of the month in which you purchased them.  You may be subject to an Early Withdrawal charge on Class A shares that are repurchased if any of those shares were acquired subject to an Early
         Withdrawal Charge or that were acquired by exchange of Class A shares of another Oppenheimer fund that were originally purchased subject to a Class A contingent deferred sales charge and are repurchased by the Fund within 18 months of the beginning of the calendar month in which the original purchase occurred (see "How
         Early Withdrawal Charges Affect Repurchases," below).

o     Borrowing.  The Fund intends to raise cash to repurchase shares by the sale of liquid portfolio securities or the use of cash on hand. The
         Fund may borrow money to finance the repurchase of shares in
         Repurchase Offers, subject to its investment restrictions on borrowing. Interest on the borrowings may increase the Fund's expenses and reduce the Fund's net investment income for
         shareholders who do not tender their shares for repurchase. See
         "Investment Restrictions" in the Statement of Additional Information.

o     Differences Between Market Value and Net Asset Value.  If a secondary market were to develop for the Fund's shares, the shares could, at times, trade in that market at a discount from the net asset value per share. A number of factors could cause those
         differences, including the relative demand for and supply of shares and the performance of the Fund.  The Fund's policy of making quarterly Repurchase Offers for shares at net asset value might not alleviate the discount of the market price from net asset value per share.

o     Decrease in Fund Assets.  Although the Board believes that the Fund's policy of making quarterly Repurchase Offers will generally benefit shareholders by providing liquidity, the repurchase of shares could cause the Fund's total assets to decrease unless offset by new sales of shares.  The Fund's expense ratio might therefore increase as a result of repurchases.  Repurchase Offers might also decrease the
         Fund's investment flexibility, in part because of the Fund's need to hold liquid assets to satisfy repurchase requests.  The impact may depend on the number of shares that the Fund repurchases and the ability of the Fund to sell additional shares.

o     Asset Coverage for Borrowings.  Repurchases of Fund shares may significantly reduce the asset coverage for any Fund borrowings.
         The Fund may not repurchase shares if the repurchase results in its asset coverage levels falling below the requirements of the
         Investment Company Act.  As a result, in order to be able to repurchase shares tendered, the Fund may be forced to repay all or a part of its outstanding borrowings to maintain the required asset coverage.

o     Forced Sale of Portfolio Securities.  During the period from notification to shareholders of a Repurchase Offer until the
         Repurchase Pricing Date, the Fund will maintain liquid assets or securities that mature prior to the repurchase date equal to 100% of the Repurchase Offer Amount. The Fund intends to finance Repurchase
         Offers with cash on hand, cash raised through borrowings, or the sale of portfolio securities.  To complete a Repurchase Offer, the
         Fund might be required to sell portfolio securities to raise cash.
         This might cause the Fund to realize gains or losses at a time when the Manager would otherwise not want the Fund to do so.  It might increase portfolio turnover and the Fund's portfolio transaction expenses, reducing the Fund's net income to distribute to
         shareholders.

o     Alternative Means to Provide Liquidity to Shareholders.  The Board may
         consider other means to provide liquidity for shareholders if
         Repurchase Offers do not consistently enable the Fund to repurchase the amount of shares tendered by shareholders measured over a number of quarterly periods.  Those actions might include evaluating any secondary market that may exist for shares and determining whether that market provides liquidity for shareholders. The Board might consider all available options to provide liquidity.  One
         possibility that the Board may consider is listing the shares on a major domestic stock exchange or arranging for the quotation of shares on an over-the-counter market.

o     Taxes.  The Fund's repurchase of shares is a taxable event to the tendering shareholder.  See "Dividends, Capital Gains and Taxes."

Suspension or Postponement of Repurchase Offers. The Fund may postpone or suspend Repurchase Offers, but only in accordance with certain regulatory requirements. A postponement or suspension may occur only if approved by a vote of a majority of the Board of Trustees, including a majority of the
Independent Trustees. The Fund will send shareholders a notice if there is a suspension or postponement of a Repurchase Offer and if it is renewed after a suspension or postponement. A suspension or postponement may be done only in limited circumstances. These circumstances include the following:
o     If the repurchase of shares would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal
        Revenue Code,
o     During an emergency that makes it impractical for the Fund to dispose of securities it owns or to determine the Net Asset Values of the
        Fund's shares,
o     During other periods that the SEC permits the suspension or postponement of offers by the Fund for the protection of its shareholders,
If the Fund's shares were to be listed on a stock exchange or are quoted on an inter-dealer quotation system of a national securities association (such as NASDAQ(R))
o     and the repurchase would cause the shares to lose that listing or quotation, or
o     During any period in which the NYSE or any other market on which the
        Fund's portfolio securities are traded is closed (other than customary weekend or holiday closings) or trading in those markets is restricted.

Repurchase Procedures. You can tender some or all of your Fund shares for repurchase after you receive Notification of a Repurchase Offer. You can tender shares by written instructions or by telephone.  Your Repurchase
Request must be received by the Fund's Transfer Agent by its close of business on the Repurchase Request Deadline. That deadline will be enforced strictly and if your request is not received by that time, you will have to wait until the next Repurchase Offer is made to tender your shares for repurchase.

      Your Repurchase Request must be in proper form (which means that it must comply with the procedures described below) and must first be accepted by the Fund, as described above. If you have questions about any of these procedures, and especially if you are tendering shares in a special situation, such as due to the death of the owner or from a retirement plan account, please call the Transfer Agent first at 1.800.225.5677 for assistance.

      If your repurchase request is for a dollar value rather than a specified number of shares, and if the Fund would be required to repurchase shares subject to an Early Withdrawal Charge to meet your request, the Fund will treat the request as a request to provide you with the net proceeds you have requested after payment of the Early Withdrawal Charge and will repurchase an additional number of shares to pay the Early Withdrawal Charge
(assuming that your request is accepted).

      Certain Requests Require a Signature Guarantee.  To protect you and the
Fund from fraud, the following repurchase requests must be in writing and must include a signature guarantee (although there may be other situations that also require a signature guarantee):

o     You wish to have the Fund  repurchase  shares  worth more than  $100,000 and send you a check.

o     The check for the repurchase is not payable to all shareholders listed on the account statement.
o     The repurchase check is not sent to the address of record on your account statement.

      Shares are being transferred to a Fund account with a different owner or name.

o     Shares are being tendered for repurchase by someone (such as an
        Executor) other than. the owners listed in the account registration.

      Where Can You Have Your Signature Guaranteed?  The Transfer Agent will accept a guarantee of your signature by a number of financial institutions, including:
o     a U.S. bank, trust company, credit union or savings association, or
o     a foreign bank that has a U.S. correspondent bank,
o     a U.S. registered dealer or broker in securities,  municipal  securities or government securities, or
o     a  U.S.   national   securities   exchange,   a  registered   securities
        association or a clearing agency.
If you are signing on behalf of a  corporation,  partnership or other business or as a fiduciary, you must also include your title in the signature.

      Retirement Plan Accounts.  There are special procedures to tender shares held in an OppenheimerFunds retirement plan account. Call the Transfer
Agent for a distribution request form. Special income tax withholding requirements apply to distributions from retirement plans. You must submit a withholding form with your repurchase request to avoid delay in getting your money and if you do not want tax withheld. If your employer holds your retirement plan account for you in the name of the plan, you must ask the plan trustee or administrator to request the repurchase of the Fund shares in your plan account.

      Receiving Repurchase Proceeds by Wire. While the Fund normally sends your money by check, you can arrange to have the proceeds of repurchased shares sent by Federal Funds wire to a bank account you designate. It must be at a commercial bank that is a member of the Federal Reserve wire system. The minimum amount you can have sent by wire is $2,500. There is a $10 fee for each request. To find out how to set up this feature on your account or to arrange a wire, call the Transfer Agent at 1.800.225.5677.

      How Do You Tender Shares for Repurchase by Mail?   You can use the
Fund's Repurchase Request Form or you can write a letter of instruction to the Transfer Agent that includes:

o     Your name,
o     The Fund's name,
o     Your Fund account number (from your account statement),
o     The dollar amount or number of shares you request to be repurchased,
o     Any special payment instructions,
o     The signatures of all registered owners exactly as listed in the
        account statement,    and
o     Any special documents requested by the Transfer Agent to assure proper authorization of the person asking the Fund to repurchase the shares.

---------------------------------------------------------------------------------
Use the following address for requests   Send courier or express  mail  requests
by mail:                                 to:
OppenheimerFunds Services
P.O. Box 5270                            OppenheimerFunds Services
Denver, Colorado 80217-5270              10200 E. Girard Avenue, Building D
                                         Denver, Colorado 80231
---------------------------------------------------------------------------------

      Can You Submit Repurchase Requests by Telephone?  You and your dealer representative of record may also submit Repurchase Requests by telephone.
You may not submit Repurchase Requests by telephone for Fund shares held in an OppenheimerFunds retirement plan account.
o     To request repurchase through a service representative or to request repurchase on PhoneLink, call 1.800.225.5677.

      Whichever method you use, you may have a check sent to the address on the account statement, or, if you have linked your Fund account to your bank account on AccountLink, you may have the proceeds sent to that bank account.

      Are There Limits on Repurchase Requests Submitted by Telephone?  If you
request payment by check, you may request repurchase of up to $100,000 by telephone in a single Repurchase Offer.  The check must be payable to all owners of record of the shares and must be sent to the address on the account statement.  This service is not available within 30 days of changing the address on an account.

      There are no dollar limits on repurchase requests submitted by telephone if you have the proceeds sent to a bank account designated when you establish AccountLink.  Normally the ACH transfer to your bank is initiated on the business day after the Repurchase Payment Deadline.  You do not receive dividends on the proceeds of the shares while they are waiting to be transferred.

How Early Withdrawal Charges Affect Repurchases.   If you purchase shares
subject to Class A, Class B or Class C Early Withdrawal Charges and those shares are accepted for repurchase during the applicable holding period for the class of shares, the Early Withdrawal Charge will be deducted from the repurchase proceeds, unless you are eligible for a waiver of that charge based on the categories listed in Appendix B to the Statement of Additional
Information and you advise the Transfer Agent of your eligibility for the waiver when you submit your repurchase request.

      The Early Withdrawal Charge will be based on the lesser of the net asset value of the repurchased shares at the time of repurchase or the original net asset value.  The Early Withdrawal Charge is not imposed on:
o     the amount of your share value  represented  by an increase in net asset value over the initial purchase price,
o     shares  purchased by the  reinvestment  of  dividends  or capital  gains distributions, or
o     shares repurchased in the special circumstances  described in Appendix B to the Statement of Additional Information.

      To determine whether an Early Withdrawal Charge applies to a repurchase, the Fund repurchases shares in the following order:
1.    shares acquired by reinvestment of dividends and capital gains distributions,
2.    shares held for the holding period that applies to that class, and
3.    shares held the longest during the holding period.

      Early Withdrawal Charges are not charged when you exchange shares of the Fund for shares of other Oppenheimer funds.  However, if you exchange them within the applicable Early Withdrawal Charge holding period, the holding period will carry over to the fund whose shares you acquire.
Similarly, if you acquire shares of this Fund by exchanging shares of another
Oppenheimer fund that are still subject to a contingent deferred sales charge holding period, that holding period will carry over to this Fund.

How to Exchange Shares

If you want to change all or part of your investment from one Oppenheimer fund to another, you can exchange your shares for shares of the same class of another Oppenheimer fund that offers the exchange privilege. For example, you can exchange Class A shares of the Fund only for Class A shares of another fund. You may exchange your shares of the Fund only in connection with a quarterly Repurchase Offer.  To exchange shares, you must meet several conditions:

o     Your request must comply with the terms of the Repurchase Offer.
o     Shares of the fund selected for exchange must be available for sale in your state of residence.

   o  The prospectus of the selected fund must offer the exchange privilege.
   o  When you establish an account, you must hold the shares you buy for at least seven days before Repurchase Request Deadline before you can exchange them in a Repurchase Offer. After your account is open for seven days, you can exchange shares in accordance with the Repurchase
      Procedures as described above, subject to the limitations described below.
   o  You must meet the minimum purchase requirements for the selected fund.
   o  Generally, exchanges may be made only between identically registered accounts, unless all account owners send written exchange instructions with a signature guarantee.
   o  Before exchanging into a fund, you must obtain its prospectus and should read it carefully.

      For tax purposes, an exchange of shares of the Fund is considered a sale of those shares and a purchase of the shares of the fund to which you are exchanging. An exchange may result in a capital gain or loss.

         You can find a list of the Oppenheimer funds that are currently available for exchanges in the Statement of Additional Information or you can obtain a list by calling a service representative at 1.800.225.5677.
   The funds available for exchange can change from time to time.

          There are a number of other special conditions and limitations that apply to certain types of exchanges. In some cases, Early Withdrawal
   Charges may be imposed on exchange transactions. In general, an Early
   Withdrawal Charge is not imposed on exchanges of shares that are subject to an Early Withdrawal Charge. However, if you exchange shares that are subject to an Early Withdrawal Charge, the Early Withdrawal Charge holding period will be carried over to the acquired shares and the contingent deferred sales charge applicable to that Fund may be imposed if those shares are redeemed before the end of that holding period. These conditions and circumstances are described in detail in the "How to
   Exchange Shares" section in the Statement of Additional Information.

HOW DO YOU SUBMIT EXCHANGE REQUESTS? When you receive notice of a Repurchase
Offer, you may submit your exchange request in writing or by telephone.

Written Exchange Requests. Send a request letter, signed by all owners of the account, to the Transfer Agent at the address on the back cover before the Repurchase Request Deadline. Exchanges of shares for which share certificates have been issued cannot be processed unless the Transfer
      Agent receives the certificates with the request letter.

Telephone Exchange Requests. Telephone exchange requests may be made either by calling a service representative or by using PhoneLink by calling
      1.800.225.5677.  Telephone exchanges may be made only during a
      Repurchase Offer and between accounts that are registered with the same name(s) and address. Shares for which share certificates have been issued may not be exchanged by telephone.

Please refer to "How to Exchange Shares" in the Statement of Additional
Information for more details.

ARE THERE LIMITATIONS ON FREQUENT PURCHASES, REPURCHASES AND EXCHANGES?

Risks from Excessive Purchase, Repurchase and Short-Term Exchange Activity.
The OppenheimerFunds exchange privilege affords investors the ability to switch their investments among Oppenheimer funds if their investment needs change. However, there are limits on that privilege. Frequent purchases, repurchases and exchanges of fund shares may interfere with the Manager's ability to manage the fund's investments efficiently, increase the fund's transaction and administrative costs and/or affect the fund's performance, depending on various factors, such as the size of the fund, the nature of its investments, the amount of fund assets the portfolio manager maintains in cash or cash equivalents, the aggregate dollar amount and the number and frequency of trades. If large dollar amounts are involved in exchange and/or repurchase transactions, the Fund might be required to sell portfolio securities at unfavorable times to meet repurchase or exchange requests, and the Fund's brokerage or administrative expenses might be increased.

Therefore, the Manager and the Fund's Board of Trustees have adopted the following policies and procedures to detect and prevent frequent and/or excessive exchanges, and/or purchase and repurchase activity, while balancing the needs of investors who seek liquidity from their investment and the ability to exchange shares as investment needs change. There is no guarantee that the policies and procedures described below will be sufficient to identify and deter excessive short-term trading.

o     Timing of Exchanges.  For the Fund, requests to exchange shares of the
         Fund for shares of another Fund may only be submitted during a
         Repurchase Offer and must be received by no later than the
         Repurchase Request Deadline. The Transfer Agent may delay the reinvestment of transmitting the proceeds from an exchange for up to seven days after the pricing date. The proceeds will be invested in the fund into which the exchange is being made at the next net asset value calculated after the proceeds are received.

o     Limits on Disruptive Activity. The Transfer Agent may, in its
         discretion, limit or terminate trading activity by any person, group or account that it believes would be disruptive, even if the activity has not exceeded the policy outlined in this Prospectus.
         The Transfer Agent may review and consider the history of frequent trading activity in all accounts in the Oppenheimer funds known to be under common ownership or control as part of the Transfer Agent's procedures to detect and deter excessive trading activity.

o     Exchanges of Client Accounts by Financial Advisers.  The Fund and the
      Transfer Agent permit dealers and financial intermediaries to submit exchange requests on behalf of their customers (unless the customer has revoked that authority). The Distributor and/or the Transfer Agent have agreements with a number of financial intermediaries that permit them to submit exchange orders in bulk on behalf of their clients. Those intermediaries are required to follow the exchange policies stated in this Prospectus and to comply with additional, more stringent restrictions. Those additional restrictions include limitations on the funds available for exchanges, the requirement to give advance notice of exchanges to the Transfer Agent, and limits on the amount of client assets that may be invested in a particular fund. A fund or the
      Transfer Agent may limit or refuse bulk exchange requests submitted by such financial intermediaries if, in the Transfer Agent's judgment, exercised in its discretion, the exchanges would be disruptive to any of the funds involved in the transaction.

o     Repurchases of Shares.  These exchange policy limits do not apply to repurchases of shares. Shareholders are permitted tender their shares for repurchase during a Repurchase Offer.

o     Right to Refuse Exchange and Purchase Orders.  The Distributor and/or
      the Transfer Agent may refuse any purchase or exchange order in their discretion and are not obligated to provide notice before rejecting an order. The Fund may amend, suspend or terminate the exchange privilege at any time. You will receive 60 days' notice of any material change in the exchange privilege unless applicable law allows otherwise.

o     Right to Terminate or Suspend Account Privileges.  The Transfer Agent
      may send a written warning to direct shareholders that the Transfer
      Agent believes may be engaging in excessive purchases, repurchases and/or exchange activity and reserves the right to suspend or terminate the ability to purchase shares and/or exchange privileges for any account that the Transfer Agent determines, in carrying out these policies and in the exercise of its discretion, has engaged in disruptive or excessive trading activity, with or without such warning.

o     Omnibus Accounts.  If you hold your shares of the Fund through a financial intermediary such as a broker-dealer, a bank, an insurance company separate account, an investment adviser, an administrator or trustee of a retirement plan or 529 plan, that holds your shares in an account under its name (these are sometimes referred to as "omnibus" or
      "street name" accounts), that financial intermediary may impose its own restrictions or limitations to discourage short-term or excessive trading. You should consult your financial intermediary to find out what trading restrictions, including limitations on exchanges, they may apply.

While the Fund, the Distributor, the Manager and the Transfer Agent encourage financial intermediaries to apply the Fund's policies to their customers who invest indirectly in the Fund, the Transfer Agent may not be able to detect excessive short term trading activity facilitated by, or in accounts maintained in, the "omnibus" or "street name" accounts of a financial intermediary. Therefore the Transfer Agent might not be able to apply this policy to accounts such as (a) accounts held in omnibus form in the name of a broker-dealer or other financial institution, or (b) omnibus accounts held in the name of a retirement plan or 529 plan trustee or administrator, or (c)
accounts held in the name of an insurance company for its separate account(s), or (d) other accounts having multiple underlying owners but registered in a manner such that the underlying beneficial owners are not identified to the Transfer Agent.

However, the Transfer Agent will attempt to monitor overall purchase and repurchase activity in those accounts to seek to identify patterns that may suggest excessive trading by the underlying owners.  If evidence of possible excessive trading activity is observed by the Transfer Agent, the financial intermediary that is the registered owner will be asked to review account activity, and to confirm to the Transfer Agent and the Fund that appropriate action has been taken to curtail any excessive trading activity. However, the
Transfer Agent's ability to monitor and deter excessive short-term trading in omnibus or street name accounts ultimately depends on the capability and cooperation of the financial intermediaries controlling those accounts.

Additional Policies and Procedures. The Fund's Board has adopted the following additional policies and procedures to detect and prevent frequent and/or excessive exchanges and purchase and repurchase activity:

o     30-Day Limit.  A direct shareholder may exchange some or all of the shares of the Fund held in his or her account to another eligible
         Oppenheimer fund once in a 30 calendar-day period and only during a
         Repurchase Offer. When shares are exchanged into a fund account, that account will be "blocked" from further exchanges into another fund for a period of 30 calendar days from the date of the exchange.
         The block will apply to the full account balance and not just to the amount exchanged into the account. For example, if a shareholder exchanged $1,000 from one fund into another fund in which the shareholder already owned shares worth $10,000, then, following the exchange, the full account balance ($11,000 in this example) would be blocked from further exchanges into another fund for a period of
         30 calendar days. A "direct shareholder" is one whose account is registered on the Fund's books showing the name, address and tax ID number of the beneficial owner.

o     Exchanges Into Money Market Funds.  A direct shareholder will be permitted to exchange shares of a stock or bond fund for shares of a money market fund at any time, even if the shareholder has exchanged shares into the stock or bond fund during the prior 30 days.
         However, all of the shares held in that money market fund would then be blocked from further exchanges into another fund for 30 calendar days. Please remember that shares of the Fund can only be exchanged for shares of another Fund during a Repurchase Offer.

o     Dividend Reinvestments/B Share Conversions.  Reinvestment of dividends or distributions from one fund to purchase shares of another fund and the conversion of Class B shares into Class A shares will not be considered exchanges for purposes of imposing the 30-day limit.

o     Asset Allocation.  Third-party asset allocation and rebalancing programs will be subject to the 30-day limit described above. Asset allocation firms that want to exchange shares held in accounts on behalf of their customers must identify themselves to the Transfer
         Agent and execute an acknowledgement and agreement to abide by these policies with respect to their customers' accounts. "On-demand"
         exchanges outside the parameters of portfolio rebalancing programs will be subject to the 30-day limit. However, investment programs by other Oppenheimer "funds-of-funds" that entail rebalancing of investments in underlying Oppenheimer funds will not be subject to these limits.

o     Automatic Exchange Plans.  Accounts that receive exchange proceeds through automatic or systematic exchange plans that are established through the Transfer Agent will not be subject to the 30-day block as a result of those automatic or systematic exchanges (but may be blocked from exchanges, under the 30-day limit, if they receive proceeds from other exchanges).

Shareholder Account Rules and Policies

More information about the Fund's policies and procedures for buying shares, tendering shares for repurchase, and exchanging shares is contained in the
Statement of Additional Information.

A $12 annual "Minimum Balance Fee" is assessed on each Fund account with a value of less than $500. The fee is automatically deducted from each applicable Fund account annually in September. See the Statement of
Additional Information to learn how you can avoid this fee and for circumstances under which this fee will not be assessed.

The offering of shares may be suspended during any period in which the determination of net asset value is suspended, and the offering may be suspended by the Board of Trustees at any time the Board believes it is in the Fund's best interest to do so.

Telephone Transaction Privileges.  The Fund may modify, suspend or terminate telephone transaction privileges at any time. The Fund will provide you notice whenever it is required to do so by applicable law.  If an account has more than one owner, the Fund and the Transfer Agent may rely on the instructions of any one owner. Telephone privileges apply to each owner of the account and the dealer representative of record for the account unless the Transfer Agent receives cancellation instructions from an owner of the account.

Recording of Calls.  The Transfer Agent will record telephone calls to verify data concerning transactions and has adopted other procedures to confirm that telephone instructions are genuine, by requiring callers to provide tax identification numbers and other account data or by using PINs, and by confirming such transactions in writing. The Transfer Agent and the Fund will not be liable for losses or expenses arising out of telephone instructions reasonably believed to be genuine.

Requests Must Be In Proper Form.  The Transfer Agent will not honor a request to repurchase or exchange shares in a Repurchase Offer unless it is received by the Repurchase Request Deadline in proper form and, if applicable, it includes all required documents.

Networking Arrangements.  Dealers that can perform account transactions for their clients by participating in Networking through the National Securities
Clearing Corporation are responsible for obtaining their clients' permission to perform those transactions, and are responsible to their clients who are shareholders of the Fund if the dealer performs any transaction erroneously or improperly.

The Fund's Net Asset Values Will Vary.  The net asset values for the Fund's different classes of shares will vary from day to day because the values of the securities in the Fund's portfolio fluctuate. The repurchase price, which is the applicable net asset value per share, will normally differ for each class of shares.  The repurchase value of your shares may be more or less than their original cost.

Payment for Repurchased Shares.  The Fund ordinarily makes payment for repurchased shares in cash.  It is forwarded by check, or through AccountLink or by Federal Funds wire (as elected by the shareholder) within seven days after the Repurchase Pricing Date for the relevant Repurchase Order (if the
Transfer Agent has received repurchase documentation in proper form by the
Regular Request Deadline). However, under unusual circumstances determined by the SEC, payment may be delayed or suspended.

Involuntary Repurchases of Small Accounts.  The Fund may involuntarily repurchase the shares in your account if the account value has fallen below
$200 for reasons other than the fact that the market value of the shares has dropped.  In some cases, the Fund may make involuntary repurchases to repay the Distributor for losses from the cancellation of share purchase orders.
The Fund will provide notice to shareholders prior to making an involuntary repurchase of shares, including information about how to avoid that repurchase by increasing the size of the account.

Federal regulations may require the Fund to obtain your name, your date of birth (for a natural person), your residential street address or principal place of business and your Social Security Number, Employer Identification
Number or other government issued identification when you open an account.
Additional information may be required in certain circumstances or to open corporate accounts.  The Fund or the Transfer Agent may use this information to attempt to verify your identity.  The Fund may not be able to establish an account if the necessary information is not received.  The Fund may also place limits on account transactions while it is in the process of attempting to verify your identity.  Additionally, if the Fund is unable to verify your identity after your account is established, the Fund may be required to close your account.

"Backup withholding" of federal income tax may be applied against taxable dividends, distributions and repurchase proceeds (including exchanges) if you fail to furnish the Fund your correct, certified Social Security or Employer
Identification Number when you sign your application, or if you under-report your income to the Internal Revenue Service.

To avoid sending supplicate copies of material to households, the Fund will mail only one copy of each prospectus, annual and semi-annual report and annual notice of the Fund's privacy policy to shareholders having the same last name and address on the Fund's records. The consolidation of these mailings, called householding, benefits the Fund through reduced mailing expense.

      If you want to receive multiple copies of these materials, you may call the Transfer Agent at 1.800.225.5677. You may also notify the Transfer Agent in writing. Individual copies of prospectuses, reports and privacy notices will be sent to you commencing within 30 days after the Transfer Agent receives your request to stop householding.

Dividends, Capital Gains and Taxes

Dividends. The Fund intends to declare dividends separately for each class of shares from net investment income on each regular business day and to pay those dividends to shareholders monthly on a date selected by the Board of
Trustees.  The Fund will not pay or declare daily dividends on newly-purchased shares until Federal Funds are available to the Fund from the purchase payment for the shares.

      The amount of any dividends the Fund pays may vary over time, depending on market conditions, the composition of the Fund's investment portfolio and the expenses borne by the particular class of shares.  Dividends and other distributions paid to Class A and Class Y shares will generally be higher than dividends for Class B and Class C shares, because they normally have higher expenses than Class A or Class Y shares. The Fund has no fixed dividend rate and cannot guarantee that it will pay any dividends or other distributions.

Capital Gains Distributions.  The Fund may realize capital gains on the sale of portfolio securities.  If it does, it may make distributions out of any net short-term or long-term capital gains annually.  The Fund may make supplemental distributions of dividends and capital gains following the end of its fiscal year. There can be no assurance that the Fund will pay any capital gains distributions in a particular year.

What Choices Do You Have for Receiving Distributions?  When you open your account, specify on your application how you want to receive your dividends and distributions.  If you do not select an option, all dividends and distributions will be reinvested in Fund shares for your account. You have four options:

      Reinvest All  Distributions  in the Fund.  You can elect to reinvest all dividends and capital gains distributions in additional shares of the Fund.

      Reinvest Certain Types of Distributions.  You can elect to reinvest some distributions (dividends, short-term capital gains or long-term capital gains) in the Fund while receiving your other distributions by check or having them sent to your bank account through AccountLink.

      Receive All Distributions in Cash.  You can elect to receive a check for all dividends and capital gains distributions or have them sent to your bank through AccountLink.

      Reinvest Your Distributions in Another OppenheimerFunds Account.  You
can reinvest all distributions in the same class of shares of another
OppenheimerFunds account you have established.

Taxes.  The Fund intends to qualify as a "regulated investment company" under the Internal Revenue Code.  That means that in each year it qualifies, it will pay no federal income tax on the earnings or capital gains it distributes to its shareholders. It qualified its last fiscal year.  The Fund reserves the right not to qualify.  If your Fund shares are not held in a tax-deferred retirement account, you should be aware of the following tax implications of investing in the Fund.

o     Whether you receive them in cash or reinvest them, dividends and capital gains distributions are subject to federal income tax and may be subject to state and local taxes.
o     Dividends paid from net investment income and short-term capital gains are taxable as ordinary income.  Distributions of the Fund's long-term capital gains are taxable as long-term capital gains.  It does not matter how long you have held your shares.
o     Every year the Fund will send you and the IRS a statement showing the amount of any taxable dividends and other distributions the Fund paid to you in the previous year.  The tax information the Fund sends you will separately identify any long-term capital gains distribution the Fund paid to you.
o     Because the Fund's share prices fluctuate, you may have a capital gain or loss when your shares are repurchased or you exchange them.  A capital gain or loss is the difference between the price you paid for the shares and the price you received when they were accepted for repurchase or exchange.  Generally, when shares of the Fund you have tendered are repurchased, you must recognize any capital gain or loss on those shares.
o     It is possible (although the Fund believes it is unlikely) that if a shareholder tenders less than all of his or her shares in a
         Repurchase Offer, the offer might not be treated as a sale or exchange for federal income tax purposes. In that case the payment of the repurchase proceeds may be subject to income tax as ordinary income, a return of capital or capital gain, depending on the Fund's earnings and profits and the shareholder's basis in the shares. If that occurs, there is a risk that non-tendering shareholders could be considered to have received a "deemed" distribution subject to tax in whole or in part as ordinary income. The income tax consequences of the repurchase of shares pursuant to Repurchase
         Offers will be disclosed in the related Repurchase Offer documents.
o     If you buy shares on the date or just before the date the Fund declares a capital gains distribution, a portion of the purchase price for the shares will be returned to you as a taxable distribution.
o     You should review the more detailed discussion of federal income tax considerations in the Statement of Additional Information.

Returns of Capital Can Occur.  In certain cases, distributions made by the
Fund may be considered a non-taxable return of capital to shareholders.  The
Fund will identify returns of capital in shareholder notices.

This information is only a summary of certain federal income tax information about your investment. You should consult with your tax advisor about the effect of an investment in the Fund on your particular tax situation.

Additional Information About the Fund

The Fund's Voting Shares.  Shares of the Fund are freely transferable, and each share of the Fund represents an interest in the Fund proportionately equal to the interests of each other share of the same class. Each class of shares of the Fund pays its own dividends and other distributions, and pays certain expenses which may be different from those of other classes.

      Each share of each class has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares of all classes are voted in the aggregate and not by class, except when voting by class is required by law or when matters affect a particular class or classes. Each class may have separate voting rights on matters in which the interests of that class are different from the interests of another class.

      The Fund's classes of shares do not have pre-emptive or conversion rights (other than the automatic conversion of Class B shares for Class A shares described above) or repurchase provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders of a class after all expenses and debts have been paid.

Anti-Takeover Provisions. The Fund has certain anti-takeover provisions in its Declaration of Trust. They are intended to limit the ability of entities or persons to acquire control of the Fund, to cause it to engage in certain transactions or to modify its structure.  The affirmative vote or consent of the holders of two-thirds of the outstanding shares of the Fund is required for the following transactions involving a "Principal Shareholder" (a person, corporation or other entity that owns 5% or more of the outstanding shares of the Fund):
o     Merger or consolidation of the Fund into any Principal Shareholder,
o     Conversion of the Fund from a closed-end to an open-end investment company (except that if the Board of Trustees recommends such conversion, the approval of a majority of the Fund's outstanding voting shares will be sufficient),
o     Issuance of any securities of the Fund to any Principal Shareholder
           (other than the Manager or Distributor) for cash,
o     Sale, lease, or exchange of all or any substantial part of the assets of the Fund to any Principal Shareholder  (except assets having an aggregate market value of less than $1 million),
o     Sale, lease or exchange to the Fund, in exchange for securities of the
           Fund, of any assets of any Principal Shareholder (except assets having an aggregate market value of less than $1 million).

      However, the affirmative vote or consent of two-thirds of the outstanding shares of the Fund will not be required for those transactions if the Board of Trustees under certain conditions approves the transaction.
Additionally, the provisions of the Fund's Declaration of Trust containing the above anti-takeover provisions cannot be amended without the affirmative vote of two-thirds of the outstanding voting shares of the Fund.

      These provisions may make it more difficult to convert the Fund to an open-end investment company or to consummate any of the other transactions without the approval of the Board of Trustees or approval by the owners of two-thirds of the Fund's outstanding voting shares. The anti-takeover provisions could also deprive shareholders of the Fund of the opportunity to sell their Fund shares at a premium over Net Asset Value in the event that a secondary market for the Fund's shares develops, by discouraging third parties from seeking to obtain control of the Fund by a tender offer or similar transaction.  The Board has considered these provisions and has concluded that they are in the best interests of the Fund and its shareholders because they will likely require persons seeking control of the
Fund to negotiate with its management regarding the price to be paid.

Table of Contents of the Statement of Additional Information dated September
27, 2006

This Statement of Additional Information is not a Prospectus.  This document contains additional information about the Fund and supplements information in the Prospectus dated September 27, 2006.  It should be read together with the
Prospectus. You can obtain the Prospectus by writing to the Fund's Transfer
Agent, OppenheimerFunds Services, at P.O. Box 5270, Denver, Colorado 80217,
or by calling the Transfer Agent at the toll-free number shown above, or by downloading it from the OppenheimerFunds Internet website at
www.oppenheimerfunds.com.

------------------------------------------------------------------------------
Contents
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                                                                        Page
About the Fund

Additional Information About the Fund's Investment Policies and Risks.. 2

    Disclosure of Portfolio Holdings                                    39

About Your Account

Financial Information About the Fund

                                     A-4
                                     A-1
                                  Appendix A

                             RATINGS DEFINITIONS

Below are summaries of the rating definitions used by the
nationally-recognized rating agencies listed below. Those ratings represent the opinion of the agency as to the credit quality of issues that they rate.
The summaries below are based upon publicly-available information provided by the rating organizations.

Moody's Investors Service, Inc. ("Moody's")

LONG-TERM (TAXABLE) BOND RATINGS

Aaa: Bonds rated "Aaa" are judged to be the best quality. They carry the smallest degree of investment risk.  Interest payments are protected by a large or by an exceptionally stable margin and principal is secure.  While the various protective elements are likely to change, the changes that can be expected are most unlikely to impair the fundamentally strong position of such issues.

Aa: Bonds rated "Aa" are judged to be of high quality by all standards.
Together with the "Aaa" group, they comprise what are generally known as high-grade bonds.  They are rated lower than the best bonds because margins of protection may not be as large as with "Aaa" securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than that of "Aaa" securities.

A: Bonds rated "A" possess many favorable investment attributes and are to be considered as upper-medium grade obligations.  Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa: Bonds rated "Baa" are considered medium-grade obligations; that is, they are neither highly protected nor poorly secured.  Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and have speculative characteristics as well.

Ba: Bonds rated "Ba" are judged to have speculative elements. Their future cannot be considered well-assured.  Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future.  Uncertainty of position characterizes bonds in this class.

B: Bonds rated "B" generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa: Bonds rated "Caa" are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca: Bonds rated "Ca" represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C:  Bonds rated "C" are the lowest class of rated bonds and can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Con. (...):  Bonds for which the security  depends on the completion of some act or the fulfillment of some condition are rated conditionally.  These bonds are secured by (a)  earnings  of  projects  under  construction,  (b)  earnings of projects  unseasoned  in  operating  experience,  (c) rentals  that begin when facilities  are  completed,  or (d)  payments  to which  some  other  limiting condition attaches.  The parenthetical  rating denotes probable credit stature upon completion of construction or elimination of the basis of the condition.

Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from "Aa" through "Caa." The modifier "1" indicates that the obligation ranks in the higher end of its generic rating category; the modifier "2" indicates a mid-range ranking; and the modifier "3" indicates a ranking in the lower end of that generic rating category. Advanced refunded issues that are secured by certain assets are identified with a # symbol.

Short-Term Ratings - Taxable Debt

These ratings apply to the ability of issuers to honor senior debt obligations having an original maturity not exceeding one year:

Prime-1: Issuer has a superior ability for repayment of senior short-term debt obligations.

Prime-2: Issuer has a strong ability for repayment of senior short-term debt obligations. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Prime-3: Issuer has an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

Not Prime: Issuer does not fall within any Prime rating category.

Standard & Poor's Ratings Services,  a division of The McGraw-Hill  Companies,
Inc. ("Standard & Poor's")

LONG-TERM CREDIT RATINGS

AAA: Bonds rated "AAA" have the highest rating  assigned by Standard & Poor's.
The obligor's  capacity to meet its financial  commitment on the obligation is extremely strong.

AA:  Bonds  rated  "AA"  differ  from the  highest  rated  bonds only in small degree.  The  obligor's  capacity  to meet  its  financial  commitment  on the obligation is very strong.

A: Bonds rated "A" are somewhat  more  susceptible  to the adverse  effects of
changes  in  circumstances   and  economic   conditions  than  obligations  in
higher-rated   categories.   However,  the  obligor's  capacity  to  meet  its
financial commitment on the obligation is still strong.

BBB:  Bonds rated  "BBB"  exhibit  adequate  protection  parameters.  However, adverse economic conditions or changing  circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial  commitment on the obligation.

BB, B, CCC, CC, and C

Obligations rated `BB', `B', `CCC', `CC', and `C' are regarded as having significant speculative characteristics. `BB' indicates the least degree of speculation and `C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB: Bonds rated "BB" are less vulnerable to nonpayment than other  speculative issues.  However, they face major ongoing uncertainties or exposure to adverse business,  financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B: Bonds rated "B" are more  vulnerable to  nonpayment  than bonds rated "BB", but the obligor  currently has the capacity to meet its  financial  commitment on the obligation.  Adverse business,  financial,  or economic conditions will likely  impair the  obligor's  capacity or  willingness  to meet its financial commitment on the obligation.

CCC:  Bonds  rated  "CCC" are  currently  vulnerable  to  nonpayment,  and are dependent upon favorable business,  financial, and economic conditions for the obligor to meet its financial  commitment on the  obligation.  In the event of adverse  business,  financial,  or  economic  conditions,  the  obligor is not likely  to  have  the  capacity  to  meet  its  financial  commitment  on  the obligation.

CC: Bonds rated "CC" are currently highly vulnerable to nonpayment.

C:  Subordinated  debt or preferred stock  obligations rated "C" are currently highly  vulnerable  to  nonpayment.  The "C"  rating  may be  used to  cover a situation where a bankruptcy  petition has been filed or similar action taken, but  payments  on this  obligation  are  being  continued.  A "C" also will be assigned to a preferred  stock issue in arrears on  dividends  or sinking fund payments, but that is currently paying.

D: Bonds  rated "D" are in payment  default.  The "D" rating  category is used when  payments  on an  obligation  are not  made on the  date  due even if the applicable  grace period has not expired,  unless  Standard & Poor's  believes that such payments will be made during such grace period.  The "D" rating also will be used  upon the  filing of a  bankruptcy  petition  or the  taking of a similar action if payments on an obligation are jeopardized.

The ratings from "AA" to "CCC" may be modified by the addition of a plus (+)
or minus (-) sign to show relative standing within the major rating categories. The "r" symbol is attached to the ratings of instruments with significant noncredit risks.

            SHORT-TERM ISSUE CREDIT RATINGS
------------------------------------------------------------------------------

A-1: A short-term bond rated "A-1" is rated in the highest category by
Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

A-2: A short-term bond rated "A-2" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

A-3: A short-term bond rated "A-3" exhibits adequate protection parameters.
However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B: A short-term bond rated "B" is regarded as having significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

C: A short-term bond rated "C" is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D: A short-term bond rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D"
rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Oppenheimer Senior Floating Rate Fund
6803 South Tucson Way
Centennial, Colorado  80112
1.800.225.5677

Manager
OppenheimerFunds, Inc.
Two World Financial Center,
225 Liberty Street, 11th Floor,
New York, New York 10281-1008

Distributor
OppenheimerFunds Distributor, Inc.
Two World Financial Center,
225 Liberty Street, 11th Floor,
New York, New York 10281-1008

Transfer Agent
OppenheimerFunds Services
P.O. Box 5270
Denver, Colorado  80217
1.800.225.5677

Custodian Bank
Deutsche Bank and Trust Company Americas
60 Wall Street, 17th floor
NYC60-1701
New York, New York 10005-2848

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
555 Seventeenth Street, Suite 3600
Denver, Colorado 80202-3942

Legal Counsel
Meyer, Swanson, Adams & Wolf, P.C.
1600 Broadway
Denver, Colorado 80202

Legal Counsel to the Independent Trustees
Bell, Boyd & Lloyd, LLC
Three First National Plaza
70 West Madison Street, Suite 3300
Chicago, Illinois 60602-42079

INFORMATION AND SERVICES
For More Information on Oppenheimer Senior Floating Rate Fund

The following additional information about the Fund is available without charge upon request:

Statement  of  Additional  Information.   This  document  includes  additional
information about the Fund's investment  policies,  risks, and operations.  It is incorporated  by reference into this Prospectus  (which means it is legally part of this Prospectus).

Annual  and  Semi-Annual  Reports.  Additional  information  about the  Fund's investments  and performance is available in the Fund's Annual and Semi-Annual
Reports to  shareholders.  The Annual  Report  includes a discussion of market conditions and investment  strategies that  significantly  affected the Fund's performance during its last fiscal year.

How to Get More Information
You can request the Statement of Additional Information, the Annual and
Semi-Annual Reports, the notice explaining the Fund's privacy policy and other information about the Fund or your account:

--------------------------------------------------------------------------------------
By Telephone:                  Call OppenheimerFunds Services toll-free:
                               --------------------------------------------------
                               1.800.CALL OPP (225.5677)
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
By Mail:                       Write to:
                               OppenheimerFunds Services
                               P.O. Box 5270
                               Denver, Colorado 80217-5270
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
On the Internet:               You can request these documents by e-mail through
                               the OppenheimerFunds website. You may also read
                               or download certain documents on the
                               OppenheimerFunds website at:
                               www.oppenheimerfunds.com
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Information  about the Fund including the Statement of Additional  Information can be reviewed and copied at the SEC's Public  Reference  Room in Washington,
D.C.  Information  on  the  operation  of the  Public  Reference  Room  may be obtained by calling the SEC at  1.202.942.8090.  Reports and other information about the Fund are  available  on the  EDGAR  database  on the SEC's  Internet website at www.sec.gov.  Copies may be obtained after payment of a duplicating fee by electronic request at the SEC's e-mail address:  publicinfo@sec.gov  or by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102.

No one has been  authorized  to provide any  information  about the Fund or to make any  representations  about the Fund other  than what is  contained in this  Prospectus.  This Prospectus is not an offer to sell shares of the
Fund,  nor a  solicitation  of an offer to buy  shares of the Fund,  to any person  in any state or other  jurisdiction  where it is  unlawful  to make such an offer.

The Fund's SEC File No.: 811-09373        The     Fund's     shares     are
distributed by:
PR0291.001.0906                           OppenheimerFunds     Distributor,
Inc.

Printed on recycled paper

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Oppenheimer Senior Floating Rate Fund
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6803 South Tucson Way, Centennial, Colorado 80112
1.800.CALL OPP (225.5677)
Statement of Additional Information dated September 27, 2006

This Statement of Additional Information ("SAI") is not a Prospectus.  This
document contains additional information about the Fund and supplements information in the Prospectus dated September 27, 2006.  It should be read together with the Prospectus. You can obtain the Prospectus by writing to the
Fund's Transfer Agent, OppenheimerFunds Services, at P.O. Box 5270, Denver,
Colorado 80217, or by calling the Transfer Agent at the toll-free number shown above, or by downloading it from the OppenheimerFunds Internet website at
www.oppenheimerfunds.com.

Contents
                                                                        Page
About the Fund
Additional Information About the Fund's Investment Policies and Risks..
    More Information About Senior Loans................................
            Main Risks of Debt Securities..............................
            Other Debt Securities the Fund Can Buy.....................
    Other Investment Techniques and Strategies.........................
    Portfolio Turnover.................................................
    Other Investment Restrictions......................................
Disclosure of Portfolio Holdings
How the Fund is Managed................................................
Organization and History...............................................
    Board of Trustees and Oversight Committees.........................
    Trustees and Officers of the Fund..................................
    The Manager........................................................

Brokerage Policies of the Fund.........................................
Distribution and Service Plans.........................................
Payments to Fund Intermediaries
Performance of the Fund................................................
About Your Account
How To Buy Shares......................................................
Periodic Offers to Repurchase Shares...................................
How To Exchange Shares.................................................
Dividends, Capital Gains and Taxes.....................................
Additional Information About the Fund..................................

Financial Information About the Fund
Report of Independent Registered Public Accounting Firm................
Financial Statements...................................................
Appendix A:  Industry Classifications.................................. A-1
Appendix B:  Special Sales Charge Arrangements and Waivers............. B-1
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ABOUT THE FUND
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Additional Information About the Fund's Investment Policies and Risks

      The investment objective, the principal investment policies and the main risks of the Fund are described in the Prospectus. This SAI contains supplemental information about those policies and risks and the types of securities that the Fund's investment advisor, OppenheimerFunds, Inc. (the
"Manager"), can select for the Fund. Additional information is also provided about the strategies that the Fund may use to try to achieve its objective.

      The composition of the Fund's portfolio and the techniques and strategies that the Manager may use in selecting portfolio securities will vary over time.  The Fund is not required to use all of the investment techniques and strategies described below in seeking its goal.  It may use some of the special investment techniques and strategies at some times or not at all.

      In general, the Fund engages in portfolio transactions when the Manager believes that the sale of a portfolio security, or the purchase of another security, can enhance the Fund's principal or increase its income.  The Manager may sell a security to avoid a potential decline in market value or the Manager may buy a security in anticipation of a market rise.  The Manager may buy and sell similar securities at the same time to take advantage of disparities in the normal yield and price relationship between the two securities.

      In selecting securities for the Fund's portfolio, the Manager evaluates the merits of particular securities primarily through the exercise of its own investment analysis. That process may include, among other things, evaluation of the issuer's historical operations, prospects for the industry of which the issuer is part, the issuer's financial condition, its pending product developments and business (and those of competitors), the effect of general market and economic conditions on the issuer's business, and legislative proposals that might affect the issuer.

      Additionally, in analyzing a particular issuer, the Manager may consider the trading activity in the issuer's securities, present and anticipated cash flow, estimated current value of its assets in relation to their historical cost, the issuer's experience and managerial expertise, responsiveness to changes in interest rates and business conditions, debt maturity schedules, current and future borrowing requirements, and any change in the financial condition of an issuer and the issuer's continuing ability to meet its future obligations.  The Manager also may consider anticipated changes in general business conditions, levels of interest rates on bonds compared to levels of cash dividends, industry and regional prospects, the availability of new investment opportunities and the general economic, legislative and monetary outlook for specific industries, the nation and the world.

More Information About Senior Loans. Senior Loans typically are arranged through private negotiations between a borrower and one or more financial institutions ("Lenders"). Usually the Lenders are represented by an agent
("Agent"), which usually is one of the Lenders.

      Senior Loans generally hold the most senior position in a borrower's capital structure. Borrowers generally are required contractually to pay the holders of Senior Loans before they pay the holders of unsecured bank loans, corporate bonds or subordinated debt, trade creditors, and preferred or common stockholders. Lenders obtain priority liens that typically provide the first right to cash flows or proceeds from the sale of a borrower's collateral, if any, if the borrower becomes insolvent. That right is subject to the limitations of bankruptcy law, which may provide higher priority to certain other claims such as, for example, employee salaries, employee pensions and taxes.

      Senior Loans have contractual terms designed to protect lenders.  Loan agreements often include restrictive covenants that limit the activities of the borrower. A restrictive covenant is a promise by the borrower to not take certain actions that might impair the rights of lenders.  Those covenants typically require the scheduled payment of interest and principal and may include restrictions on dividend payments and other distributions to the borrower's shareholders, provisions requiring the borrower to maintain specific financial ratios or relationships and limits on the borrower's total debt.  In addition, a covenant may require the borrower to prepay the Senior Loan or debt obligation with any excess cash flow.  Excess cash flow generally includes net cash flow after scheduled debt service payments and permitted capital expenditures, among other things, as well as the proceeds from asset dispositions or sales of securities.

      A breach of a covenant (after the expiration of any cure period) in a loan agreement that is not waived by the Agent and the lending syndicate normally is an event of acceleration.  This means that the Agent has the right to demand immediate repayment in full of the outstanding loan. Acceleration may cause the non-payment of the principal or interest on the loan, in whole or in part, which may result in a reduction in value of the loan (and possibly the
Fund's net asset values) if the loan is not paid. Acceleration may also occur in the case of the breach of a covenant in a debt obligation agreement.

      Lenders typically also have certain voting and consent rights under a
Senior Loan agreement.  Action subject to a Lender vote or consent generally requires the vote or consent of the holders of some specified percentage of the outstanding principal amount of a Senior Loan, and the Fund might not agree with the actions of the holders of that specified percentage of a particular
Senior Loan. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a Senior Loan, or releasing collateral for the Senior Loan, frequently require the unanimous vote or consent of all Lenders affected.

      |X|  Collateral.  Most, but not all, of the Senior Loans in which the
Fund invests are secured by the borrower's collateral.  Collateral may include tangible assets, such as cash, accounts receivable, inventory, real estate, buildings and equipment, common and/or preferred stock of subsidiaries, and intangible assets including trademarks, copyrights, patent rights and franchise value.  The Fund may also receive guarantees or other credit support as a form of collateral.  In some instances, the Fund may invest in Senior Loans that are secured only by stock of the borrower or its subsidiaries or affiliates.

Generally, as discussed below, the Agent for a particular Senior Loan is responsible for monitoring collateral and for exercising remedies available to the lenders such as foreclosure upon collateral in the event of the borrower's default. In certain circumstances, the loan agreement may authorize the Agent to liquidate the collateral and to distribute the liquidation proceeds pro rata among the lenders.  The Fund may invest in Senior Loans that are not secured by specific collateral.  Those loans may not constitute more than 10% of the
Fund's net assets (plus the amount of borrowings for investment purposes).
Unsecured senior loans involve additional risk.

      |X|  Interest Rate Benchmarks. Interest rates on Senior Loans adjust periodically.  The interest rates adjust based on a base rate plus a premium or spread over the base rate. The base rate usually is the London Inter-Bank
Offered Rate ("LIBOR"), the Federal Reserve federal funds rate, the Prime Rate or the certificate of deposit ("CD") rate or other base lending rates used by commercial lenders (each as defined in the applicable loan agreement). The interest rate on Prime Rate-based corporate loans and corporate debt securities floats daily as the Prime Rate changes, while the interest rate on LIBOR-based and CD-based Corporate Loans and Corporate Debt Securities is reset periodically, typically between 30 days and one year.

o     LIBOR usually is an average of the interest rates quoted by several designated banks as the rates at which they pay interest to major depositors in the London interbank market on U.S. dollar denominated deposits.  The market views changes in short-term LIBOR rates as closely related to changes in the Federal Reserve federal funds rate, although the two are not officially related.
o     The Federal Reserve federal funds rate is the rate that the Federal
         Reserve Bank charges member banks for borrowing money.
o     The Prime Rate quoted by a major U.S. bank is generally the interest rate at which that bank is willing to lend U.S. dollars to its most creditworthy borrowers, although it may not be the bank's lowest available rate.
o     The CD rate, as provided for in loan agreements, usually is the average rate paid on large certificates of deposit traded in the secondary market.

      Certain floating or variable rate Senior Loans may permit the borrower to select an interest rate reset period of up to one year.  A portion of the
Fund's investments may consist of Senior Loans with interest rates that are fixed for the term of the loan.  Investing in Senior Loans with longer interest rate reset periods or fixed interest rates may increase fluctuations in the
Fund's net asset value as a result of changes in interest rates.  However, the
Fund may attempt to hedge all of its fixed rate Senior Loans against interest rate fluctuations by entering into interest rate swaps or total return swap transactions.  The Fund also will attempt to maintain a dollar-weighted average time period to the next interest rate adjustment of 90 days or less for its portfolio of Senior Loans.

      Senior Loans are generally structured so that borrowers pay higher margins when they elect LIBOR and CD-based borrower options. This permits lenders to obtain generally consistent yields on Senior Loans, regardless of whether borrowers select the LIBOR or CD-based options, or the Prime-based option.  In recent years, however, the differential between the lower LIBOR and
CD base rates and the higher Prime Rate base rates prevailing in the commercial bank markets has widened to the point that the higher margins paid by borrowers for LIBOR and CD-based pricing options do not currently compensate for the differential between the Prime Rate and the LIBOR and CD base rates.
Consequently, borrowers have increasingly selected the LIBOR-based pricing option, resulting in a yield on Senior Loans that is consistently lower than the yield available from the Prime Rate-based pricing option.  If this trend continues, it will significantly limit the ability of the Fund to achieve a net return to shareholders that consistently approximates the average published
Prime Rate of leading U.S. banks. The Manager cannot predict whether this trend will continue.

      |X|  The Manager's Credit Analysis of Senior Loans.  The Manager performs its own credit analysis of Senior Loans.  The Manager obtains information from the agents that originate or administer the loans, other lenders and other sources.  The Manager will continue to monitor the credit of Senior Loans while the Fund owns them.

      In its analysis, the Manager may consider many factors, including the borrower's past and future projected financial performance; the quality of management; collateral; cash flow; industry; position in the market; and
tangible assets. When evaluating Senior Loans, the Manager may consider, and may rely in part, on analysis performed by Agents and other Lenders.  This analysis may include an evaluation of the value and sufficiency of any collateral securing Senior Loans.

      A borrower's capital structure may include Senior Loans, senior and junior unsubordinated debt, preferred stock and common stock.  Senior Loans typically have the most senior claim on the borrower's assets, while common stock has the lowest priority.  Typically, the borrowers use the proceeds of
Senior Loans to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings, and, to a lesser extent, other purposes.

      When the Manager determines that a borrower of a Senior Loan is likely to repay its obligations, it will consider that Senior Loan for investment in the
Fund.  For example, the Manager may determine that a borrower can meet debt service requirements from cash flow or other sources, including the sale of assets, despite the borrower's low credit rating.  The Manager may determine that Senior Loans of borrowers that are experiencing financial distress, but that appear able to pay their interest, may present investment opportunities.

      |X|  How Senior Loans Are Arranged. The Fund generally will acquire
Senior Loans from and sell Senior Loans to the following types of Lenders:
money center banks, selected regional banks and selected non-banks, investment banks, insurance companies, finance companies, other investment companies, private investment funds, and lending companies. The Fund may also acquire
Senior Loans from and sell Senior Loans to U.S. branches of foreign banks that are regulated by the Federal Reserve System or appropriate state regulatory authorities.

      The Fund may have obligations under a loan agreement, including the obligation to make additional loans in certain circumstances. The Fund intends to establish a reserve against such contingent obligations by identifying on its books cash, liquid securities and liquid Senior Loans. The Fund will not purchase a Senior Loan that would require the Fund to make additional loans if as a result of that purchase all of the Fund's additional loan commitments in the aggregate would exceed 20% of the Fund's total assets or would cause the
Fund to fail to meet the asset composition requirements set forth in
"Investment Restrictions," below in this SAI.

o     The Agent.  Agents that arrange Senior Loans typically are commercial or investment banks or other entities that originate Senior Loans and invite other parties to join the lending syndicate.  In larger transactions, it is common to have several Agents. However, usually only one Agent has primary responsibility for documentation and administration of the Senior Loan.  Agents are normally paid fees by the borrower for their services. While the Fund can serve as the
Agent or co-agent for a Senior Loan, the Fund currently does not intend to act as an Agent or co-Agent.

      Agents, acting on behalf of the Lenders, generally are primarily responsible for negotiating the loan agreement, which establishes the terms and conditions of the Senior Loan and the rights of the borrower and the Lenders.
Agents usually monitor the adequacy of assets that collateralize Senior Loans.
Agents may rely on independent appraisals of specific collateral.  In reliance upon the opinions of their legal counsel, Agents generally are also responsible for determining that the Lenders have obtained a perfected security interest in the collateral securing Senior Loans.

      The Fund will rely on Agents to collect payments of principal and interest on a Senior Loan.  The Fund also will rely in part on Agents to monitor compliance by the borrower with the restrictive covenants in the loan agreement and to notify the Fund (or the Lender from whom the Fund has purchased a participation) of any adverse change in the borrower's financial condition.

      Financial difficulties of Agents can pose a risk to the Fund. If an Agent for a particular Senior Loan becomes insolvent, the Fund could incur losses in connection with its investment in that Senior Loan. An Agent could declare bankruptcy, and a regulatory authority could appoint a receiver or conservator.  Should this occur, the assets that the Agent holds under the
Senior Loan should continue to be available to the holders of the Senior Loans, including the Fund.  A regulator or a court, however, might determine that the assets that the Agent holds for the benefit of the Fund are subject to the claims of the Agent's general or secured creditors.  If that occurs, the Fund might incur costs and delays in realizing final payment on a Senior Loan, or the Fund might suffer a loss of principal or interest.  The Fund may be subject to similar risks when it buys a Participation Interest or an Assignment from an intermediary.

      |X|  How the Fund Invests in Senior Loans.  The Fund may invest in Senior
Loans in one or more of three ways:

o     The Fund may invest directly in a Senior Loan by acting as an original
         Lender.
o     The Fund may purchase a Senior Loan by an assignment of the loan (an
         "Assignment") from the Agent or other Lender.
o     The Fund may purchase a participation interest in a Senior Loan
         ("Participation Interest") from an Agent or other Lender.

o     Direct Investments.  The Fund can invest in Senior Loans, generally "at par" (a price for the Senior Loan equal approximately to 100% of the funded principal amount of the loan).  When the Fund directly invests in a Senior
Loan, it may receive a return at the full interest rate for the Senior Loan.

      When the Fund is an original lender, it will have a direct contractual relationship with the borrower and will have direct recourse against the borrower in the event the borrower fails to pay scheduled principal or interest.  In all other cases, the Fund looks to the Agent to enforce appropriate remedies against the borrower.

o     Assignments.  When the Fund purchases a Senior Loan by Assignment, the
Fund typically succeeds to the rights of the assigning lender under the Senior
Loan agreement and becomes a "Lender" under the Senior Loan agreement.  Subject to the terms of the loan agreement, the Fund may enforce compliance by the borrower with the terms of the loan agreement and may have rights with respect to any funds acquired by other lenders through set-off.

      However, Assignments are arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an Assignment may be more limited than those held by the assigning lender. The Fund will purchase an Assignment or act as lender with respect to a syndicated Senior Loan only when the Manager determines that the Agent is creditworthy.

o     Participation Interests. A participation interest is an undivided interest in a loan made by the issuing financial institution in the proportion that the buyer's participation interest bears to the total principal amount of the loan. The issuing financial institution may have no obligation to the Fund other than to pay the Fund the proportionate amount of the principal and interest payments it receives. Holders of Participation Interests are referred to as "Participants."

      Participation Interests involve special risks for the Fund. Participation
Interests are primarily dependent upon the creditworthiness of the borrowing corporation, which is obligated to make payments of principal and interest on the loan. There is a risk that a borrower may have difficulty making payments.
If a borrower fails to pay scheduled interest or principal payments, the Fund could experience a reduction in its income. The value of that participation interest might also decline, which could affect the net asset value of the
Fund's shares. If the issuing financial institution fails to perform its obligations under the participation agreement, the Fund might incur costs and delays in realizing payment and suffer a loss of principal and/or interest.

      The Fund's rights under a Participation Interest with respect to a particular Senior Loan may be more limited than the rights of original Lenders or of investors who acquire an Assignment of that Loan. The Fund has the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation Interest and only when the
Lender receives the payments from the borrower.  In purchasing Participation
Interests, the Fund will usually have a contractual relationship only with the selling institution and not the underlying borrower.  The Fund generally will have no right directly to enforce compliance by the borrower with the terms of the related loan agreement, nor will the Fund generally have the right to object to certain changes to the loan agreement agreed to by the selling institution.  The Fund generally will have no right to compel the lender from whom it purchased the Participation Interest to enforce compliance by the borrower with the terms of the Senior Loan agreement.

      In buying a Participation Interest, the Fund might not directly benefit from the collateral supporting the related Senior Loan and may be subject to any rights of set off the borrower has against the selling institution.  As a result, the Fund may be subject to delays, expenses and risks that are greater than those that exist when the Fund is an original Lender.

      Due to restrictions and conditions on transfer in loan agreements and in the participation agreement negotiated by the Fund and the selling institution,
Participation Interests are not as easily purchased or sold as a publicly traded security.  Accordingly, investments in participation interests may be illiquid.

      In buying a Participation Interest, the Fund assumes the credit risk of both the borrower and the Lender selling the Participation Interest.  If a
Lender that sells the Fund a Participation Interest becomes insolvent, the Fund may be treated as a general creditor of the Lender.  As a general creditor, the
Fund may not benefit from a right of set off that the Lender has against the borrower.  In the event of bankruptcy or insolvency of the borrower, the obligation of the borrower to repay the Senior Loan may be subject to certain defenses that can be asserted by the borrower as a result of any improper conduct of the Lender selling the participation.  The Fund will acquire a
Participation Interest only if the Manager determines that the Lender (or other intermediary Participant) selling the Participation Interest is creditworthy.

      |X|  Fees.  The Fund may be required to pay and may receive various fees and commissions in connection with purchasing, selling and holding interests in
Senior Loans.  Borrowers typically pay three kinds of fees to Lenders:

o     facility fees when a Senior Loan is originated;
o     commitment fees on an ongoing basis based on the unused portion of a
         Senior Loan commitment; and
o     prepayment penalties when a borrower prepays a Senior Loan.

      The Fund receives these fees directly from the borrower if the Fund is an original Lender or, in the case of commitment fees and prepayment penalties, if the Fund acquires an Assignment. Whether the Fund receives a facility fee in the case of an assignment, or any fees in the case of a Participation Interest, depends on negotiations between the Fund and the Lender selling the interests.

      When the Fund buys an Assignment, it may be required to pay a fee, or forgo a portion of interest and fees payable to it, to the Lender selling the assignment.  Occasionally, the assignor pays a fee to the assignee.  In addition, the Fund may be required to pay a transfer fee to the Agent. The seller of a Participation Interest to the Fund may deduct a portion of the interest and any fees payable to the Fund, as an administrative fee. The Fund may be required to pass along to a buyer of a Senior Loan from the Fund a portion of any fees that the Fund is entitled to.  If the Fund sells a
Participation Interest, the Fund may be required to pay a transfer fee to the
Lender that holds the nominal interest in the Senior Loan.

Main Risks of Debt Securities.   In addition to Senior Loans, the Fund can
invest up to 20% of its net assets in a variety of debt securities to seek its objective.  Foreign debt securities are subject to the risks of foreign securities described below, and in general, all debt securities (including
Senior Loans) are subject to credit risk and interest rate risk.

      |X|  Interest Rate Risk.  Interest rate risk refers to the fluctuations in value of debt securities resulting from the inverse relationship between price and yield.  For example, an increase in prevailing interest rates will tend to reduce the market value of already-issued debt securities, and a decline in general interest rates will tend to increase their value. In addition, debt securities having longer maturities tend to have higher yields, but are subject to potentially greater fluctuations in value from changes in interest rates than obligations having shorter maturities.

      The Fund does not have investment policies establishing specific maturity ranges for its investments, and they may be within any maturity range (short, medium or long) depending on the Manager's evaluation of investment opportunities available within the debt securities markets. The Manager expects that the Senior Loans the Fund will invest in will have maturities ranging from
1 to ten years. However, Senior Loans typically have mandatory and optional prepayment provisions. Because of prepayments, the actual remaining maturity of a Senior Loan may be considerably less than its stated maturity. The reinvestment by the Fund of the proceeds of prepaid Senior Loans could result in a reduction of income to the Fund in falling interest rate environments.
Prepayment penalty fees that may be assessed in some cases may help offset the loss of income to the Fund in those cases.

      Because the interest rates on Senior Loans adjust periodically to reflect current market rates, falling short-term interest rates should tend to decrease the income payable to the Fund on its Senior Loan investments and rising rates should tend to increase that income. The Fund may also use interest rate swaps and other derivative investments to try to shorten the average maturity of its portfolio of debt securities.

      However, investments in floating rate and variable rate obligations should also mitigate the fluctuations in the Fund's net asset values during periods of changing interest rates, compared to changes in values of longer-term fixed-rate debt securities. Nevertheless, changes in interest rates can affect the value of the Fund's Senior Loans, especially if rates change sharply in a short period, because the resets of the interest rates on the underlying portfolio of Senior Loans occur periodically and will not all happen simultaneously with changes in prevailing rates. Having a shorter average reset period for its portfolio of Senior Loans may help mitigate that risk.

      The Fund's other investments in debt securities that have fixed interest rates will be subject to the general effects of changes in interest rates, described above. For those investments, the Fund may shift its focus for new investments to securities having longer maturities as interest rates decline and to securities having shorter maturities as interest rates rise.

      |X|  Credit Risk.  Credit risk relates to the ability of an issuer of a debt security to meet interest or principal payments (or both) as they become due.  In general, lower-grade, higher-yield debt securities are subject to credit risk to a greater extent than higher-quality investments.

      The Fund's investments in Senior Loans and other debt securities can include high-yield, non-investment-grade securities (commonly referred to as
"high risk" securities, or, in the case of bonds, "junk bonds"). It is expected that most of the Fund's Senior Loans will be below investment grade.
Investment-grade securities are securities rated at least "Baa" by Moody's
Investors Service, Inc., at least "BBB" by Standard & Poor's Ratings Service or
Fitch, Inc., or that have comparable ratings by another nationally-recognized statistical rating organization ("NRSRO"). If the debt securities the Fund buys are unrated, they are assigned a rating by the Manager of comparable quality to securities having similar yield and risk characteristics within a rating category of a rating organization.

      "Lower-grade" debt securities are those rated below "investment grade,"
which means they have a rating lower than "Baa" by Moody's or lower than "BBB"
by Standard & Poor's or Duff & Phelps, or similar ratings by other rating organizations.  If debt securities are unrated, and are determined by the
Manager to be of comparable quality to debt securities rated below investment grade, they are considered part of the Fund's portfolio of lower-grade securities. Although the Fund will normally invest in Senior Loans rated "B" or better (or that have, in the Manager's judgment, a comparable quality, if unrated), it can invest up to 15% of its net assets in investments rated below
"B."  A "B" rating is below investment grade.

      While securities rated "Baa" by Moody's or "BBB" by Standard & Poor's or
Fitch are investment grade and are not regarded as junk bonds, those securities may be subject to interest rate and credit risks, and have some speculative characteristics.

o     Special Credit Risks of Lower-Grade Securities.  The Fund can invest without limit in lower-grade Senior Loans and other debt securities, if the
Manager believes it is consistent with the Fund's objective of seeking high income and preservation of capital.  Because lower-quality securities tend to offer higher yields than investment-grade securities, the Fund may invest in lower-grade securities to try to achieve higher income.

      Senior Loans, like other debt obligations, are subject to the risk of the borrower's non-payment of scheduled interest and/or principal. While most of the Fund's investments in Senior Loans will be secured by collateral that the
Manager believes to be equal to or exceed the principal amount of the Senior
Loan at the time of investment, there can be no assurance that the liquidation of such collateral would satisfy the borrower's obligations in the event of non-payment of scheduled interest or principal payments, or that the collateral could be readily liquidated. In the event of a borrower's bankruptcy, the Fund could experience delays or limitations in its ability to realize the benefits of collateral securing a loan. A Senior Loan might be collateralized by the stock of the borrower or its subsidiaries, but that stock may lose all of its value in the event of the borrower's bankruptcy. Additionally, some Senior
Loans are subject to the risk that a court could subordinate the Senior Loan to presently existing or future indebtedness of the borrower under fraudulent conveyance or similar laws, or take other actions detrimental to the interests of holders of Senior Loans, including invalidating the loan. Nevertheless, in general, the Manager believes that below-investment-grade Senior Loans currently have more favorable loss recovery rates than other below-investment-grade debt securities.

      While Senior Loans are increasingly being rated by national rating organizations, it is possible that many of the Senior Loans in which the Fund will invest will not be rated by an independent rating agency. While the Fund expects to have access to financial and other information of the borrower that has been made available to the Lenders under a Senior Loan, it may not have such information in connection with Participation Interests and certain
Assignments. Additionally, the amount of public information available with respect to Senior Loans will generally be less extensive than what is available for exchange-listed or otherwise registered securities.

      Unlike collateralized Senior Loans, other debt securities the Fund can buy may have no collateral supporting the borrower's obligation to pay interest and repay principal. The Fund can invest in that type of debt securities that are below investment-grade (but they must be rated at least "B" or have a comparable rating assigned by the Manager if unrated).

      There is a greater risk that the issuer of a below-investment-grade debt security may default on its obligation to pay interest or to repay principal than in the case of investment grade securities. The issuer's low creditworthiness may increase the potential for its insolvency.  An overall decline in values in the high yield bond market is also more likely during a period of a general economic downturn.  An economic downturn or an increase in interest rates could severely disrupt the market for high yield bonds, adversely affecting the values of outstanding bonds as well as the ability of issuers to pay interest or repay principal.  In the case of foreign debt securities, these risks are in addition to the special risk of foreign investing discussed in the Prospectus and in this SAI.

      To the extent they can be converted into stock, convertible securities may be less subject to some of these risks than non-convertible high yield debt securities, since stock may be more liquid and less affected by some of these risk factors.

Other Debt Securities the Fund Can Buy. Under normal market circumstances and as part of its regular investment program, the Fund can invest up to 20% of its net assets in debt securities other than Senior Loans. Those types of securities are described below.

      |X|  U.S. Government Securities.  These are securities issued or guaranteed by the U.S. Treasury, other government agencies or federally-charted corporate entities referred to as "instrumentalities." The obligations of U.S.
government agencies or instrumentalities in which the Fund may invest may or may not be guaranteed or supported by the "full faith and credit" of the United
States.  "Full faith and credit" means generally that the taxing power of the
U.S. government is pledged to the payment of interest and repayment of principal on a security.  If a security is not backed by the full faith and credit of the United States, the owner of the security must look principally to the agency issuing the obligation for repayment.  The owner might not be able to assert a claim against the United States if the issuing agency or instrumentality does not meet its commitment.

o     U.S. Treasury Obligations.  These include Treasury bills (which have maturities of one year or less when issued), Treasury notes (which have maturities of one to ten years when issued), and Treasury bonds (which have maturities of more than ten years when issued).  Treasury securities are backed by the full faith and credit of the United States as to timely o  payments of interest and repayments of principal.  The Fund can also by U. S. Treasury securities whose interest coupons have been "stripped" by a Federal Reserve
Bank, zero-coupon U.S. Treasury securities described below, and Treasury
Inflation-Protection Securities ("TIPS").

            The U.S. Treasury securities called "TIPS" are designed to provide an investment vehicle that is not vulnerable to inflation.  The interest rate paid by TIPS is fixed.  The principal value rises or falls semi-annually based on changes in the published Consumer Price Index.  If inflation occurs, the principal and interest payments on TIPS are adjusted to protect investors from inflationary loss. If deflation occurs, the principal and interest payments will be adjusted downward, although the principal will not fall below its face amount at maturity.

o     Obligations Issued or Guaranteed by U.S. Government Agencies or
Instrumentalities. These include direct obligations and mortgage-related securities that have different levels of credit support from the government.
Some are supported by the full faith and credit of the U.S. government, such as
Government National Mortgage Association pass-through mortgage certificates
(called "Ginnie Maes"). Some are supported by the right of the issuer to borrow from the U.S. Treasury under certain circumstances, such as Federal National
Mortgage Association bonds ("Fannie Maes"). Others are supported only by the credit of the entity that issued them, such as Federal Home Loan Mortgage
Corporation obligations ("Freddie Macs").

o     Zero-Coupon U.S. Government Securities.  The Fund can buy zero-coupon
U.S. government securities. These will typically be U.S. Treasury Notes and
Bonds that have been stripped of their unmatured interest coupons, the coupons themselves, or certificates representing interests in those stripped debt obligations and coupons.

      Zero-coupon securities do not make periodic interest payments and are sold at a deep discount from their face value at maturity.  The buyer recognizes a rate of return determined by the gradual appreciation of the security, which is redeemed at face value on a specified maturity date. This discount depends on the time remaining until maturity, as well as prevailing interest rates, the liquidity of the security and the credit quality of the issuer.  The discount typically decreases as the maturity date approaches.

      Because zero-coupon securities pay no interest and compound semi-annually at the rate fixed at the time of their issuance, their value is generally more volatile than the value of other debt securities that pay interest.  Their value may fall more dramatically than the value of interest-bearing securities when interest rates rise.  When prevailing interest rates fall, zero-coupon securities tend to rise more rapidly in value because they have a fixed rate of return.

      The Fund's investment in zero-coupon securities may cause the Fund to recognize income and make distributions to shareholders before it receives any cash payments on the zero-coupon investment.  To generate cash to satisfy those distribution requirements, the Fund may have to sell portfolio securities that it otherwise might have continued to hold or to use cash flows from other sources such as the sale of Fund shares.

Other Investment Techniques and Strategies.  In seeking its objective, from time to time the Fund can use the types of investment strategies and investments described below.  It is not required to use all of these strategies at all times and at times the Fund might not use them.

      |X|  Foreign Securities.  The Fund can invest up to 20% of its total assets in foreign securities. "Foreign securities" include equity and debt securities (including Senior Loans) of companies organized under the laws of countries other than the United States and debt securities issued or guaranteed by governments other than the U.S. government or issued by foreign supra-national entities.

      Securities of foreign issuers that are represented by American Depository
Receipts or that are listed on a U.S. securities exchange or traded in the U.S.
over-the-counter markets are not considered "foreign securities" for the purpose of the Fund's investment allocations, because they are not subject to many of the special considerations and risks, discussed below, that apply to foreign securities traded and held abroad. Generally, the Fund will purchase
Senior Loans of foreign issuers or borrowers only if they are denominated and payable in U.S. dollars, to reduce the risks of currency fluctuations on the values of the loans.

      The Fund limits its investments in "foreign securities" to securities of companies and governments in "developed" markets, which the Manager currently defines to include the United Kingdom, Germany, France, Italy, Belgium, The
Netherlands, Luxembourg, Ireland, Sweden, Finland, Switzerland, Austria,
Denmark, Norway, Spain, Canada, Australia, New Zealand and Japan as well as securities issued by "supra-national" entities. Examples are the International
Bank for Reconstruction and Development (commonly called the "World Bank"), the
Asian Development Bank and the Inter-American Development Bank.

      The percentage of the Fund's assets that will be allocated to foreign securities will vary over time depending on a number of factors. Those factors may include the relative yields of foreign and U.S. securities, the economies of foreign countries, the condition of a country's financial markets, the interest rate climate of particular foreign countries and the relationship of particular foreign currencies to the U.S. dollar.  The Manager analyzes fundamental economic criteria (for example, relative inflation levels and trends, growth rate forecasts, balance of payments status, and economic policies) as well as technical and political data.

      Investing in foreign securities offers potential benefits not available from investing solely in securities of domestic issuers. They include the opportunity to invest in securities of foreign issuers that appear to offer high income potential, or in foreign countries with economic policies or business cycles different from those of the U.S., or to reduce fluctuations in portfolio value by taking advantage of foreign securities markets that do not move in a manner parallel to U.S. markets. The Fund will hold foreign currency only in connection with the purchase or sale of foreign securities.

o     Foreign Government Debt Obligations. The debt obligations of foreign governments and entities may or may not be supported by the full faith and credit of the foreign government. The Fund may buy securities issued by certain supra-national entities, which include entities designated or supported by governments to promote economic reconstruction or development, international banking organizations and related government agencies. The governmental members of these supra-national entities are "stockholders" that typically make capital contributions and may be committed to make additional capital contributions if the entity is unable to repay its borrowings.  A supra-national entity's lending activities may be limited to a percentage of its total capital, reserves and net income.  There can be no assurance that the constituent foreign governments will continue to be able or willing to honor their capitalization commitments for those entities.

o     Risks of Foreign Investing.  Investments in foreign securities may offer special opportunities for investing but also present special additional risks and considerations not typically associated with investments in domestic securities.  Some of these additional risks are:
o     reduction of income by foreign taxes;
o     fluctuation in value of foreign investments due to changes in currency rates or currency control regulations (for example, currency blockage);
o     transaction charges for currency exchange;
o     lack of public information about foreign issuers;
o     lack of uniform accounting, auditing and financial reporting standards in foreign countries comparable to those applicable to domestic issuers;
o     less volume on foreign exchanges than on U.S. exchanges;
o     greater volatility and less liquidity on foreign markets than in the
            U.S.;
o     less governmental regulation of foreign issuers, stock exchanges and brokers than in the U.S.;
o     greater difficulties in commencing lawsuits;
o     higher brokerage commission rates than in the U.S.;
o     increased risks of delays in settlement of portfolio transactions or loss of certificates for portfolio securities;
o     possibilities in some countries of expropriation, confiscatory taxation, political, financial or social instability or adverse diplomatic developments; and
o     unfavorable differences between the U.S. economy and foreign economies.

      In the past, U.S. government policies have discouraged certain investments abroad by U.S. investors, through taxation or other restrictions, and it is possible that such restrictions could be re-imposed.

      Because the Fund can purchase securities denominated in foreign currencies, a change in the value of a foreign currency against the U.S. dollar could result in a change in the amount of income the Fund has available for distribution.  Because a portion of the Fund's investment income may be received in foreign currencies, the Fund will be required to compute its income in U.S. dollars for distribution to shareholders, and therefore the Fund will absorb the cost of currency fluctuations. After the Fund has distributed income, subsequent foreign currency losses may result in the Fund's having distributed more income in a particular fiscal period than was available from investment income, which could result in a return of capital to shareholders.

      |X|  Other Zero-Coupon Securities.  The Fund may buy zero-coupon and delayed interest securities, and "stripped" securities of U.S. and foreign corporations and of foreign government issuers.  These are similar in structure to zero-coupon and "stripped" U.S. government securities, but in the case of foreign government securities may or may not be backed by the "full faith and credit" of the issuing foreign government.  Zero-coupon securities issued by foreign governments and by corporations will be subject to greater credit risks than U.S. government zero-coupon securities.

      |X|  Other "Stripped" Securities.  In addition to buying stripped
Treasury securities, the Fund can invest in stripped mortgage-related securities that are created by segregating the cash flows from underlying mortgage loans or mortgage securities to create two or more new securities.
Each has a specified percentage of the underlying security's principal or interest payments.  These are a form of derivative investment.

      Mortgage securities may be partially stripped so that each class receives some interest and some principal.  However, they may be completely stripped.
In that case all of the interest is distributed to holders of one type of security, known as an "interest-only" security, or "I/O," and all of the principal is distributed to holders of another type of security, known as a
"principal-only" security or "P/O." Strips can be created for pass-through certificates or collateralized mortgage obligations (CMOs).

      The yields to maturity of I/Os and P/Os are very sensitive to principal repayments (including prepayments) on the underlying mortgages. If the underlying mortgages experience greater than anticipated prepayments of principal, the Fund might not fully recoup its investment in an I/O based on those assets. If underlying mortgages experience less than anticipated prepayments of principal, the yield on the P/Os based on them could decline substantially.

|X|  Preferred Stocks.  Preferred stock, unlike common stock, has a stated
dividend rate payable from the corporation's earnings.  Preferred stock dividends may be cumulative or non-cumulative, participating, or auction rate.
"Cumulative" dividend provisions require all or a portion of prior unpaid dividends to be paid. Preferred stock may be "participating" stock, which means that it may be entitled to a dividend exceeding the stated dividend in certain cases.

If interest rates rise, the fixed dividend on preferred stocks may be less attractive, causing the price of preferred stocks to decline.  Preferred stock may have mandatory sinking fund provisions, as well as provisions allowing calls or redemption prior to maturity, which also can have a negative impact on prices when interest rates decline. The rights of preferred stock on distribution of a corporation's assets in the event of a liquidation are generally subordinate to the rights associated with a corporation's debt securities. Preferred stock generally has a preference over common stock on the distribution of a corporation's assets in the event of liquidation of the corporation.

      |X|  Other Floating Rate and Variable Rate Obligations.  The Fund can
invest in debt securities other than Senior Loans that have floating or variable interest rates. Those variable rate obligations may have a demand feature that allows the Fund to tender the obligation to the issuer or a third party prior to its maturity.  The tender may be at par value plus accrued interest, according to the terms of the obligations.

      The interest rate on a floating rate demand note is adjusted automatically according to a stated prevailing market rate, such as a bank's prime rate, the 91-day U.S. Treasury Bill rate, or some other standard.  The instrument's rate is adjusted automatically each time the base rate is adjusted.  The interest rate on a variable rate note is also based on a stated
prevailing market rate but is adjusted automatically at specified intervals.
Generally, the changes in the interest rate on such securities reduce the fluctuation in their market value.  As interest rates decrease or increase, the potential for capital appreciation or depreciation is less than that for fixed-rate obligations of the same maturity.  The Manager may determine that an unrated floating rate or variable rate demand obligation meets the Fund's quality standards by reason of being backed by a letter of credit or guarantee issued by a bank that meets those quality standards.

      Floating rate and variable rate demand notes that have a stated maturity in excess of one year may have features that permit the holder to recover the principal amount of the underlying security at specified intervals not exceeding one year and upon no more than 30 days' notice.  The issuer of that type of note normally has a corresponding right in its discretion, after a given period, to prepay the outstanding principal amount of the note plus accrued interest. Generally the issuer must provide a specified number of days'
notice to the holder. The Fund can also buy step-coupon bonds that have a coupon rate that changes periodically during the life of the security on pre-determined dates that are set when the security is issued.

      |X|  "When-Issued" and "Delayed-Delivery" Transactions.  The Fund may
invest in securities on a "when-issued" basis and may purchase or sell securities on a "delayed-delivery" (or "forward-commitment") basis.
"When-issued" and "delayed-delivery" are terms that refer to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery.

      When such transactions are negotiated, the price (which is generally expressed in yield terms) is fixed at the time the commitment is made.
Delivery and payment for the securities take place at a later date.  The securities are subject to change in value from market fluctuations during the period until settlement.  The value at delivery may be less than the purchase price.  For example, changes in interest rates in a direction other than that expected by the Manager before settlement will affect the value of such securities and may cause a loss to the Fund. During the period between purchase and settlement, the Fund makes no payment to the issuer and no interest accrues to the Fund from the investment until it receives the security at settlement.

      The Fund may engage in when-issued transactions to secure what the
Manager considers to be an advantageous price and yield at the time the obligation is entered into.  When the Fund enters into a when-issued or delayed-delivery transaction, it relies on the other party to complete the transaction.  Its failure to do so may cause the Fund to lose the opportunity to obtain the security at a price and yield the Manager considers to be advantageous.

      When the Fund engages in when-issued and delayed-delivery transactions, it does so for the purpose of acquiring or selling securities consistent with its investment objective and policies or for delivery pursuant to options contracts it has entered into, and not for the purpose of investment leverage.
Although the Fund's purpose in entering into delayed-delivery or when-issued purchase transactions is to acquire securities, it may dispose of a commitment prior to settlement.  If the Fund chooses to dispose of the right to acquire a when-issued security prior to its acquisition or to dispose of its right to delivery or receive against a forward commitment, it may incur a gain or loss.

      At the time the Fund makes the commitment to purchase or sell a security on a when-issued or delayed-delivery basis, it records the transaction on its books and reflects the value of the security purchased in determining the
Fund's net asset value.  In a sale transaction, it records the proceeds to be received.  The Fund will identify on its books liquid assets at least equal in value to the value of the Fund's purchase commitments until the Fund pays for the investment.

      When-issued and delayed-delivery transactions can be used by the Fund as a defensive technique to hedge against anticipated changes in interest rates and prices.  For instance, in periods of rising interest rates and falling prices, the Fund might sell securities in its portfolio on a forward commitment basis to attempt to limit its exposure to anticipated falling prices.  In periods of falling interest rates and rising prices, the Fund might sell portfolio securities and purchase the same or similar securities on a when-issued or delayed-delivery basis to obtain the benefit of currently higher cash yields.

      |X|  Repurchase Agreements. The Fund can acquire securities subject to repurchase agreements. It might do so:
o     for liquidity purposes to meet anticipated repurchases of Fund shares, or
o     pending the investment of the proceeds from sales of Fund shares, or
o     pending the settlement of portfolio securities transactions, or
o     for temporary defensive purposes, as described below.

      In a repurchase transaction, the Fund buys a security from, and simultaneously resells it to, an approved vendor for delivery on an agreed-upon future date.  The resale price exceeds the purchase price by an amount that reflects an agreed-upon interest rate effective for the period during which the repurchase agreement is in effect.  Approved vendors include U.S. commercial banks, U.S. branches of foreign banks, or broker-dealers that have been designated as primary dealers in government securities. They must meet credit requirements set by the Manager from time to time.

      The majority of these transactions run from day to day, and delivery pursuant to the resale typically occurs within one to five days of the purchase. Repurchase agreements having a maturity beyond seven days may be deemed to be illiquid investments. The Fund will not enter into a repurchase agreement that causes more than 15% of its net assets to be subject to repurchase agreements having a maturity beyond seven days. There is no limit on the amount of the Fund's net assets that may be subject to repurchase agreements having maturities of seven days or less.

      Repurchase agreements, considered "loans" under the Investment Company
Act of 1940 ("Investment Company Act"), are collateralized by the underlying security.  The Fund's repurchase agreements require that at all times while the repurchase agreement is in effect, the value of the collateral must equal or exceed the repurchase price to fully collateralize the repayment obligation.
However, if the vendor fails to pay the resale price on the delivery date, the
Fund may incur costs in disposing of the collateral and may experience losses if there is any delay in its ability to do so. The Manager will monitor the vendor's creditworthiness requirements to confirm that the vendor is financially sound and will continuously monitor the collateral's value.

      Pursuant to an Exemptive Order issued by the Securities and Exchange
Commission ("SEC"), the Fund, along with other affiliated entities managed by the Manager, may transfer uninvested cash balances into one or more joint repurchase accounts. These balances are invested in one or more repurchase agreements, secured by U.S. government securities. Securities that are pledged as collateral for repurchase agreements are held by a custodian bank until the agreements mature. Each joint repurchase arrangement requires that the market value of the collateral be sufficient to cover payments of interest and principal; however, in the event of default by the other party to the agreement, retention or sale of the collateral may be subject to legal proceedings.

      |X|  Reverse Repurchase Agreements. The Fund can use reverse repurchase agreements on debt obligations it owns, as a cash management tool, but not as a means of leveraging investments. Under a reverse repurchase agreement, the Fund sells an underlying debt obligation and simultaneously obtains the commitment of the purchaser to sell the security back to the Fund at an agreed-upon price at an agreed-upon date. The Fund will identify on its books liquid assets in an amount sufficient to cover its obligations under reverse repurchase agreements, including interest, until payment is made to the seller. Before the Fund enters into a reverse repurchase agreement, the Manager must be satisfied that the seller, typically a bank or broker-dealer, is creditworthy.

      These transactions involve the risk of default or insolvency by the seller, including possible delays in the Fund's ability to obtain and subsequently sell of the underlying collateral. An additional risk is that the market value of the securities sold by the Fund under a reverse repurchase agreement could decline below the price at which the Fund is obligated to repurchase them. These agreements will be considered borrowings by the Fund and will be subject to the asset coverage requirement under the Fund's policy on borrowing discussed elsewhere in this SAI.  The Fund will not hold more than 5%
of the value of its total assets in reverse repurchase agreements.

      |X|  Illiquid and Restricted Securities.  Under the policies and procedures established by the Fund's Board of Trustees, the Manager determines the liquidity of certain of the Fund's investments.  Because many Senior Loans are not actively traded in securities markets and are
not listed on exchanges, many of the Fund's holdings may be deemed to be
"illiquid."  Since the Fund has fundamental policies requiring it to make periodic offers to repurchase a portion of its shares, the Investment Company
Act imposes certain liquidity requirements on the Fund in connection with repurchases.  That liquidity requirement extends from the time the Fund sends out a notice to shareholders of the offer of repurchase until the repurchase pricing date.  During that period, a percentage of the Fund's assets equal to
100% of the repurchase offer amount must consist of:
o     assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the assets and which can be sold at that price within the period between the repurchase request deadline and the repurchase payment deadline, or
o     assets that mature by the next repurchase payment deadline.

      If at any time the Fund does not meet those liquidity requirements in connection with repurchases, the Board of Trustees is required to cause the
Fund to take appropriate action to assure compliance. That might include the requirement to sell securities or to terminate borrowings, which could cause losses or additional expenses to the Fund on its investment or loan.

      If the Fund buys a restricted security, one that is not registered under the Securities Act of 1933, the Fund may have to cause that security to be registered before it can dispose of its holdings.  The expenses of registering restricted securities may be negotiated by the Fund with the issuer at the time the Fund buys the securities. When the Fund must arrange registration because the Fund wishes to sell the security, a considerable period may elapse between the time the decision is made to sell the security and the time the security is registered so that the Fund could sell it.  The Fund would bear the risks of any downward price fluctuation during that period.

      The Fund may also acquire restricted securities through private placements.  Those securities have contractual restrictions on their public resale.  Those restrictions might limit the Fund's ability to dispose of the securities and might lower the amount the Fund could realize upon the sale.
Illiquid securities include repurchase agreements maturing in more than seven days and participation interests that do not have puts exercisable within seven days, as well as Rule 144A securities the Fund holds for which there is a lack of a trading market among institutional purchasers.

      |X|  Investments in Equity Securities. The Fund can invest in securities other than debt securities, including certain types of equity securities of both foreign and U.S. companies, if such investments are consistent with the
Fund's investment objective. The Fund does not anticipate investing significant amounts of its assets in these securities as part of its normal investment strategy.  The Fund's equity securities principally will be securities acquired in connection with purchasing, restructuring or disposing of Senior Loans.
Those equity securities include preferred stocks (described above), rights and warrants, and securities convertible into common stock.  Certain equity securities may be purchased because they may provide dividend income.

o     Risks of Investing in Stocks.  Stocks fluctuate in price, and their short-term volatility at times may be great.  To the extent that the Fund invests in equity securities, the value of the Fund's portfolio will be affected by changes in the stock markets. Market risk can affect the Fund's net asset value per share, which will fluctuate as the values of the Fund's portfolio securities change.  The prices of individual stocks do not all move in the same direction uniformly or at the same time.  Different stock markets may behave differently from each other.

      Other factors can affect a particular stock's price, such as poor earnings reports by the issuer, loss of major customers, major litigation against the issuer, or changes in government regulations affecting the issuer or its industry. The Fund can invest in securities of large companies and mid-size companies, but may also hold stocks of small companies, which may have more volatile stock prices than stocks of larger companies.

o     Convertible Securities.  While some convertible securities are a form of debt security, in certain cases their conversion feature (allowing conversion into equity securities) causes them to be regarded more as "equity equivalents."  As a result, the rating assigned to the security has less impact on the Manager's investment decision with respect to convertible securities than in the case of non-convertible fixed income securities.  Convertible securities are subject to the credit risks and interest rate risks of debt securities described above.

      The value of a convertible security is a function of its "investment value" and its "conversion value."  If the investment value exceeds the conversion value, the security will behave more like a debt security and the security's price will likely increase when interest rates
fall and decrease when interest rates rise.  If the conversion value exceeds the investment value, the security will behave more like an equity security.
In that case, it will likely sell at a premium over its conversion value and its price will tend to fluctuate directly with the price of the underlying security.

      To determine whether convertible securities should be regarded as "equity equivalents," the Manager examines the following factors:
(1)   whether, at the option of the investor, the convertible security can be exchanged for a fixed number of shares of common stock of the issuer,
(2)   whether the issuer of the convertible securities has restated its earnings per share of common stock on a fully diluted basis
            (considering the effect of conversion of the convertible
            securities), and
(3)   the extent to which the convertible security may be a defensive "equity substitute," providing the ability to participate in any
            appreciation in the price of the issuer's common stock.

o     Rights and Warrants.  The Fund can hold warrants or rights, however, the
Fund does not expect that it will have significant investments in warrants and rights. Warrants basically are options to purchase equity securities at specific prices valid for a specific period of time.  Their prices do not necessarily move parallel to the prices of the underlying securities.  Rights are similar to warrants, but normally have a short duration and are distributed directly by the issuer to its shareholders.  Rights and warrants have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

      |X|  Money Market Instruments. The Fund can invest in money market instruments, which are short-term debt obligations, to provide liquidity.
Following is a brief description of the types of the U.S. dollar-denominated money market securities the Fund can invest in. Money market securities are high-quality, short-term debt instruments that may be issued by the U.S.
government, corporations, banks or other entities. They may have fixed, variable or floating interest rates.

o     U.S. Government Securities. These include obligations issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, described above.

o     Bank Obligations. The Fund can buy time deposits, certificates of deposit and bankers' acceptances. They must be:
               o obligations issued or guaranteed by a domestic bank (including a foreign branch of a domestic bank) having total assets of at least U.S. $1 billion, or
o     obligations of a foreign bank with total assets of at least U.S. $1 billion.

      "Banks" include commercial banks, savings banks and savings and loan associations, which may or may not be members of the Federal Deposit Insurance
Corporation.

o     Commercial Paper. The Fund can invest in commercial paper if it is rated within the top three rating categories of Standard & Poor's and Moody's or other rating organizations. If the paper is not rated, it may be purchased if the Manager determines that it is comparable to rated commercial paper in the top three rating categories of national rating organizations.

The Fund can buy commercial paper, including U.S. dollar-denominated securities of foreign branches of U.S. banks, issued by other entities if the commercial paper is guaranteed as to principal and interest by a bank, government or corporation whose certificates of deposit or commercial paper may otherwise be purchased by the Fund.

o     Variable Amount Master Demand Notes. Master demand notes are corporate obligations that permit the investment of fluctuating amounts by the Fund at varying rates of interest under direct arrangements between the Fund, as lender, and the borrower. They permit daily changes in the amounts borrowed.
The Fund has the right to increase the amount under the note at any time up to the full amount provided by the note agreement, or to decrease the amount. The borrower may prepay up to the full amount of the note without penalty. These notes may or may not be backed by bank letters of credit.

      Because these notes are direct lending arrangements between the lender and borrower, it is not expected that there will be a trading market for them.
There is no secondary market for these notes, although they are redeemable (and thus are immediately repayable by the borrower) at principal amount, plus accrued interest, at any time. Accordingly, the Fund's right to redeem such notes is dependent upon the ability of the borrower to pay principal and interest on demand.

      The Fund has no limitations on the type of issuer from whom these notes will be purchased. However, in connection with such purchases and on an ongoing basis, the Manager will consider the earning power, cash flow and other liquidity ratios of the issuer, and its ability to pay principal and interest on demand, including a situation in which all holders of such notes made demand simultaneously. Investments in master demand notes are subject to the limitation on investments by the Fund in illiquid securities, described in the
Prospectus. Currently, the Fund does not intend that its investments in variable amount master demand notes will exceed 5% of its total assets.

      |X|  Loans of Portfolio Securities.  To raise cash for income or liquidity purposes, the Fund can lend its portfolio securities to brokers, dealers and other types of financial institutions approved by the Fund's Board of Trustees. When it lends securities, the Fund receives amounts equal to the dividends or interest on loaned securities. It also receives one or more of (a)
negotiated loan fees, (b) interest on securities used as collateral, and (c)
interest on any short-term debt securities purchased with such loan collateral.
Each type of interest may be shared with the borrower.  The Fund may also pay reasonable finders', custodian and administrative fees in connection with these loans.  The terms of the Fund's loans must meet applicable tests under the
Internal Revenue Code and must permit the Fund to reacquire loaned securities on five days' notice or in time to vote on any important matter.

      |X|  Borrowing.  The Fund has the ability to borrow from banks to raise cash in order to repurchase its shares in a Repurchase Offer, to fund additional commitments under Senior Loans and for temporary, emergency purposes.  The Fund can also borrow money on a long-term basis to acquire additional investments, which is a speculative technique known as "leverage."
The Fund may borrow only from banks, although the Fund may enter into reverse repurchase agreements, which are considered to be borrowings, with dealers and other financial institutions.

      In addition, pursuant to an exemptive order issued by the SEC to Citicorp
North America, Inc. ("Citicorp"), the Fund also has the ability to borrow, subject to the limits established by its investment policies, from commercial paper and medium-term note conduits administered by Citicorp that issue promissory notes to fund loans to investment companies such as the Fund. These loans may be secured by assets of the Fund, so long as the Fund's policies permit it to pledge its assets to secure a debt. Liquidity support for these loans will be provided by banks obligated to make loans to the Fund in the event the conduit or conduits are unable or unwilling to make such loans. The
Fund will have the right to prepay such loans and terminate its participation in the conduit loan facility at any time upon prior notice. As a borrower under a conduit loan facility, the Fund maintains rights and remedies under state and federal law comparable to those it would maintain with respect to a loan from a bank.

      Under current regulatory requirements, the Fund can borrow only to the extent that the value of the Fund's assets, less its liabilities other than borrowings, is equal to at least 300% of all borrowings (including the proposed borrowing). If the value of the Fund's assets fails to meet this 300% asset coverage requirement, the Fund will reduce its bank debt within three days to meet the requirement. To do so, the Fund might have to sell a portion of its investments at a disadvantageous time.

      The Fund expects to meet its commitments to repurchase shares in the amount set by the Board of Trustees by using cash from sales of additional shares of the Fund to the public, sales of portfolio securities, and income from loans or repayments on loans held in its portfolio.

      The Fund will pay interest on these loans, and that interest expense will raise the overall expenses of the Fund and reduce its returns. If it does borrow, its expenses will be greater than comparable funds that do not borrow for leverage. Additionally, the Fund's net asset value per share might fluctuate more than that of funds that do not borrow.

      |X|  Asset-Backed Securities.  Asset-backed securities are fractional interests in pools of assets, typically accounts receivable or loans. Asset backed securities that are collateralized loan obligations may include domestic and foreign senior secured loans, unsecured senior loans and subordinate corporate loans, all of which may be investment grade or below investment grade in quality. The Fund currently intends to limit its investments in these securities to not more than 10% of its total assets.

      These securities are issued by trusts or special-purpose corporations.
They are similar to mortgage-backed securities, described above, and are backed by a pool of assets that consist of obligations of individual borrowers. The income from the pool is passed through to the holders of participation interest in the pools. The pools may offer a credit enhancement, such as a bank letter of credit, to try to reduce the risks that the underlying debtors will not pay their obligations when due. However, the enhancement, if any, might not be for the full par value of the security. If the enhancement is exhausted and any required payments of interest or repayments of principal are not made, the Fund could suffer losses on its investment or delays in receiving payment.

      In general, asset backed securities are subject to prepayment risks, interest rate risks and the credit risks of both the borrowers and of the entity that issues the security. The value of an asset-backed security is affected by changes in the market's perception of the asset backing the security, the creditworthiness of the servicing agent for the loan pool, the originator of the loans, or the financial institution providing any credit enhancement, and is also affected if any credit enhancement has been exhausted.  The main risks of investing in asset-backed securities are ultimately related to payment of the underlying loans by the individual borrowers.

      The Fund does not select either the borrowers or the collateral under these arrangements. As a purchaser of an asset-backed security, the Fund would generally have no recourse to the entity that originated the loans in the event of default by a borrower.  The underlying loans are subject to prepayments, which may shorten the weighted average life of asset-backed securities and may lower their return, in the same manner as in the case of mortgage-backed securities and CMOs, described above. Some asset-backed securities do not have the benefit of a security interest in the underlying collateral. Even if the obligations are collateralized, there may be significant delays in collecting on the collateral in the case of a default on an underlying loan, and as an investor in the asset-backed security the Fund may have limited rights or no rights to enforce the terms of underlying loan agreements, to object to amendments to the lending agreement or to any set-off against the borrower.

      |X|  Derivatives.  The Fund can invest in a variety of derivative investments to seek income or for hedging purposes. Derivative investments the
Fund can use include the mortgage-backed and asset-backed securities described above, and the swaps, structured notes and other hedging instruments described below in this SAI.

      |X|  Hedging.  The Fund can use hedging instruments, although it is not obligated to use them in seeking its objective. The Fund may uses these techniques to try to preserve returns on a particular investment in its portfolio, or to try to protect against anticipated decreases in the interest rates on floating rate investments or for other risk-management purposes, such as managing the effective dollar-weighted average maturity of the Fund's portfolio. To attempt to protect against declines in the market value of the
Fund's portfolio holdings from changes in
interest rates or other market factors, to permit the Fund to retain unrealized gains in the value of portfolio securities that have appreciated, or to facilitate selling securities for investment reasons, the Fund could:  sell futures contracts, buy puts on such futures or on securities, or write covered calls on securities or futures.  Covered calls may also be used to increase the
Fund's income, but the Manager does not expect to engage extensively in that practice.

      The Fund can use hedging to establish a position in the securities market as a temporary substitute for purchasing particular securities. In that case, the Fund would normally seek to purchase the securities and then terminate that hedging position.  The Fund might also use this type of hedge to attempt to protect against the possibility that its portfolio securities would not be fully included in a rise in value of the market. To do so the Fund could:  buy futures, or buy calls on such futures or on securities.

      The Fund is not obligated to use hedging instruments, even though it is permitted to use them in the Manager's discretion, as described below.  The
Fund's strategy of hedging with futures and options on futures will be incidental to the Fund's activities in the underlying cash market.  Because these hedging transactions are entered into for risk management purposes, the
Manager does not believe that these obligations are "senior securities" subject to the Fund's asset-coverage requirements for senior securities. The particular hedging instruments the Fund can use are described below.  The Fund may employ new hedging instruments and strategies when they are developed, if those investment methods are consistent with the Fund's investment objective and are permissible under applicable regulations governing the Fund.

o     Futures.  The Fund can buy and sell futures contracts that relate to (1)
broadly-based securities indices (these are referred to as "financial futures"), (2) an individual stock ("single stock futures"), (3) commodities
(these are referred to as "commodity index futures"), (4) debt securities
(these are referred to as "interest rate futures"), and (5) foreign currencies
(these are referred to as "forward contracts").

      A broadly-based stock index is used as the basis for trading stock index futures. They may in some cases be based on stocks of issuers in a particular industry or group of industries. A stock index assigns relative values to the securities included in the index and its value fluctuates in response to the changes in value of the underlying securities.  A stock index cannot be purchased or sold directly.  Bond index futures are similar contracts based on the future value of the basket of securities that comprise the index.  These contracts obligate the seller to deliver, and the purchaser to take, cash to settle the futures transaction.  There is no delivery made of the underlying securities to settle the futures obligation.  Either party may also settle the transaction by entering into an offsetting contract.

      A single stock future obligates the seller to deliver (and the purchaser to take) cash or a specified equity security to settle the futures transaction.  Either party could also enter into an offsetting contract to close out the position.  Single stock futures trade on a very limited number of exchanges, with contracts typically not fungible among the exchanges.

      An interest rate future obligates the seller to deliver (and the purchaser to take) cash or a specified type of debt security to settle the futures transaction.  Either party could also enter into an offsetting contract to close out the position.

      The Fund can invest a portion of its assets in commodity futures contracts. Commodity futures may be based upon commodities within five main commodity groups: (1) energy, which includes crude oil, natural gas, gasoline and heating oil; (2) livestock, which includes cattle and hogs; (3)
agriculture, which includes wheat, corn, soybeans, cotton, coffee, sugar and cocoa; (4) industrial metals, which includes aluminum, copper, lead, nickel, tin and zinc; and (5) precious metals, which includes gold, platinum and silver.  The Fund may purchase and sell commodity futures contracts, options on futures contracts and options and futures on commodity indices with respect to these five main commodity groups and the individual commodities within each group, as well as other types of commodities.

      The Fund does not pay or receive money on the purchase or sale of a future.  Upon entering into a futures transaction, the Fund will be required to deposit an initial margin payment with the futures commission merchant (the
"futures broker").  Initial margin payments will be deposited with the Fund's custodian bank in an account registered in the futures broker's name. However, the futures broker can gain access to that account only under specified conditions.  As the future is marked to market (that is, its value on the
Fund's books is changed) to reflect changes in its market value, subsequent margin payments, called variation margin, will be paid to or by the futures broker daily.  Alternatively, the Fund may maintain accounts with futures brokers, provided that the Fund and the futures brokers comply with the requirements of the rules under the Investment Company Act.

      At any time prior to the expiration of a futures contract, the Fund may elect to close out its position by taking an opposite position, at which time a final determination of variation margin is made and any additional cash must be paid by or released to the Fund.  Any loss or gain on the future is then realized by the Fund for tax purposes.  All futures transactions (other than forward contracts) are effected through a clearinghouse associated with the exchange on which the contracts are traded.

o     Put and Call Options.  The Fund can buy and sell certain kinds of put options ("puts") and call options ("calls").  The Fund can buy and sell exchange-traded and over-the-counter put and call options, including index options, securities options, currency options, and options on the other types of futures described above.

o     Writing Covered Call Options.  The Fund can write (that is, sell) covered calls. If the Fund sells a call option, it must be covered.  That means the
Fund must own the security subject to the call while the call is outstanding, or, for certain types of calls, the call may be covered by segregating liquid assets to enable the Fund to satisfy its obligations if the call is exercised.
There is no limit on the amount of the Fund's total assets that may be subject to covered calls the Fund writes, although the Fund does not expect to engage in this practice extensively.

      When the Fund writes a call on a security, it receives cash (a premium).
The Fund agrees to sell the underlying security to a purchaser of a corresponding call on the same security during the call period at a fixed exercise price regardless of market price changes during the call period. The call period is usually not more than nine months. The exercise price may differ from the market price of the underlying security.  The Fund has the risk of loss that the price of the underlying security may decline during the call period. That risk may be offset to some extent by
the premium the Fund receives. If the value of the investment does not rise above the call price, it is likely that the call will lapse without being exercised. In that case the Fund would keep the cash premium and the investment.

      When the Fund writes a call on an index, it receives cash (a premium).
If the buyer of the call exercises it, the Fund will pay an amount of cash equal to the difference between the closing price of the call and the exercise price, multiplied by the specified multiple that determines the total value of the call for each point of difference.  If the value of the underlying investment does not rise above the call price, it is likely that the call will lapse without being exercised.  In that case the Fund would keep the cash premium.

      The Fund's custodian bank, or a securities depository acting for the custodian, will act as the Fund's escrow agent, through the facilities of the
Options Clearing Corporation ("OCC"), as to the investments on which the Fund has written calls traded on exchanges or as to other acceptable escrow securities. In that way, no margin will be required for such transactions.  OCC will release the securities on the expiration of the option or when the Fund enters into a closing transaction.

      When the Fund writes an over-the-counter ("OTC") option, it will enter into an arrangement with a primary U.S. government securities dealer which will establish a formula price at which the Fund will have the absolute right to repurchase that OTC option.  The formula price will generally be based on a multiple of the premium received for the option, plus the amount by which the option is exercisable below the market price of the underlying security (that is, the option is "in the money"). When the Fund writes an OTC option, it will treat as illiquid the mark-to-market value of any OTC option it holds, unless the option is subject to a buy-back agreement by the executing broker.

      To terminate its obligation on a call it has written, the Fund may purchase a corresponding call in a "closing purchase transaction."  The Fund will then realize a profit or loss, depending upon whether the net of the amount of the option transaction costs and the premium received on the call the
Fund wrote is more or less than the price of the call the Fund purchases to close out the transaction.  The Fund may realize a profit if the call expires unexercised, because the Fund will retain the underlying security and the premium it received when it wrote the call.  Any such profits are considered short-term capital gains for federal income tax purposes, as are the premiums on lapsed calls. When distributed by the Fund they are taxable as ordinary income.  If the Fund cannot effect a closing purchase transaction due to the lack of a market, it will have to hold the callable securities until the call expires or is exercised.

      The Fund may also write calls on a futures contract without owning the futures contract or securities deliverable under the contract. To do so, at the time the call is written, the Fund must cover the call by identifying on its books an equivalent dollar amount of liquid assets.  The Fund will identify additional liquid assets if the value of the segregated assets drops below 100%
of the current value of the future.  Because of this asset coverage requirement, in no circumstances would the Fund's receipt of an exercise notice as to that future require the Fund to deliver a futures contract. It would simply put the Fund in a short futures position, which is permitted by the
Fund's hedging policies.

o     Writing Put Options.  The Fund can sell put options on securities, broadly-based securities indices, foreign currencies and futures. A put option on securities gives the purchaser the right to sell, and the writer the obligation to buy, the underlying investment at the exercise price during the option period.  The Fund will not write puts if, as a result, more than 50% of the Fund's net assets would be required to be segregated to cover such put options.

      If the Fund writes a put, the put must be covered by liquid assets identified on the Fund's books. The premium the Fund receives from writing a put represents a profit, as long as the price of the underlying investment remains equal to or above the exercise price of the put.  However, the Fund also assumes the obligation during the option period to buy the underlying investment from the buyer of the put at the exercise price, even if the value of the investment falls below the exercise price.

      If a put the Fund has written expires unexercised, the Fund realizes a gain in the amount of the premium less the transaction costs incurred.  If the put is exercised, the Fund must fulfill its obligation to purchase the underlying investment at the exercise price. That price will usually exceed the market value of the investment at that time.  In that case, the Fund may incur a loss if it sells the underlying investment. That loss will be equal to the sum of the sale price of the underlying investment and the premium received minus the sum of the exercise price and any transaction costs the Fund incurred.

      When writing a put option on a security, to secure its obligation to pay for the underlying security the Fund will identify on its books liquid assets with a value equal to or greater than the exercise price of the underlying securities.  The Fund therefore forgoes the opportunity of investing the identified assets or writing calls against those assets.

      As long as the Fund's obligation as the put writer continues, it may be assigned an exercise notice by the broker-dealer through which the put was sold. That notice will require the Fund to take delivery of the underlying security and pay the exercise price.  The Fund has no control over when it may be required to purchase the underlying security, since it may be assigned an exercise notice at any time prior to the termination of its obligation as the writer of the put.  That obligation terminates upon expiration of the put. It may also terminate if, before it receives an exercise notice, the Fund effects a closing purchase transaction by purchasing a put of the same series as it sold.  Once the Fund has been assigned an exercise notice, it cannot effect a closing purchase transaction.

      The Fund may decide to effect a closing purchase transaction to realize a profit on an outstanding put option it has written or to prevent the underlying security from being put. Effecting a closing purchase transaction will also permit the Fund to write another put option on the security, or to sell the security and use the proceeds from the sale for other investments. The Fund will realize a profit or loss from a closing purchase transaction depending on whether the cost of the transaction is less or more than the premium received from writing the put option.  Any profits from writing puts are considered short-term capital gains for federal tax purposes, and when distributed by the
Fund, are taxable as ordinary income.

o     Purchasing Puts and Calls.  The Fund can purchase calls on securities, broadly-based securities indices, foreign currencies and futures. It may do so to protect against the possibility that the Fund's portfolio will not participate in an anticipated rise in the securities market. When the Fund buys a call (other than in a closing purchase transaction), it pays a premium. The
Fund then has the right to buy the underlying investment from a seller of a corresponding call on the same investment during the call period at a fixed exercise price.

      The Fund benefits only if it sells the call at a profit or if, during the call period, the market price of the underlying investment is above the sum of the call price plus the transaction costs and the premium paid for the call and the Fund exercises the call.  If the Fund does not exercise the call or sell it
(whether or not at a profit), the call will become worthless at its expiration date. In that case the Fund will have paid the premium but lost the right to purchase the underlying investment.

      The Fund can buy puts on securities, broadly-based securities indices, foreign currencies and futures, whether or not it owns the underlying investment. When the Fund purchases a put, it pays a premium and, except as to puts on indices, has the right to sell the underlying investment to a seller of a put on a corresponding investment during the put period at a fixed exercise price.

      Buying a put on an investment the Fund does not own (such as an index or future) permits the Fund either to resell the put or to buy the underlying investment and sell it at the exercise price.  The resale price will vary inversely to the price of the underlying investment.  If the market price of the underlying investment is above the exercise price and, as a result, the put is not exercised, the put will become worthless on its expiration date.

      Buying a put on securities or futures the Fund owns enables the Fund to attempt to protect itself during the put period against a decline in the value of the underlying investment below the exercise price by selling the underlying investment at the exercise price to a seller of a corresponding put. If the market price of the underlying investment is equal to or above the exercise price and, as a result, the put is not exercised or resold, the put will become worthless at its expiration date. In that case the Fund will have paid the premium but lost the right to sell the underlying investment. However, the Fund may sell the put prior to its expiration. That sale may or may not be at a profit.

      When the Fund purchases a call or put on an index or future, it pays a premium, but settlement is in cash rather than by delivery of the underlying investment to the Fund.  Gain or loss depends on changes in the index in question (and thus on price movements in the securities market generally)
rather than on price movements in individual securities or futures contracts.

      The Fund may also purchase calls and puts on spread options.  Spread options pay the difference between two interest rates, two exchange rates or two referenced assets.  Spread options are used to hedge the decline in the value of an interest rate, currency or asset compared to a reference or base interest rate, currency or asset.  The risks associated with spread options are similar to those of interest rate options, foreign exchange options and debt or equity options.

      The Fund may buy a call or put only if, after the purchase, the value of all call and put options held by the Fund will not exceed 5% of the Fund's total assets.

o     Buying and Selling Options on Foreign Currencies.  The Fund can buy and
sell calls and puts on foreign currencies.  They include puts and calls that trade on a securities or commodities exchange or in the over-the-counter markets or are quoted by major recognized dealers in such options.  The Fund could use these calls and puts to try to protect against declines in the dollar value of foreign securities and increases in the dollar cost of foreign securities the Fund wants to acquire.

      If the Manager anticipates a rise in the dollar value of a foreign currency in which securities to be acquired are denominated, the increased cost of those securities may be partially offset by purchasing calls or writing puts on that foreign currency.  If the Manager anticipates a decline in the dollar value of a foreign currency, the decline in the dollar value of portfolio securities denominated in that currency might be partially offset by writing calls or purchasing puts on that foreign currency. However, the currency rates could fluctuate in a direction adverse to the Fund's position. The Fund will then have incurred option premium payments and transaction costs without a corresponding benefit.

      A call the Fund writes on a foreign currency is "covered" if the Fund owns the underlying foreign currency covered by the call or has an absolute and immediate right to acquire that foreign currency without additional cash consideration (or it can do so for additional cash consideration held in a segregated account by its custodian bank) upon conversion or exchange of other foreign currency held in its portfolio.

      The Fund could write a call on a foreign currency to provide a hedge against a decline in the U.S. dollar value of a security which the Fund owns or has the right to acquire and which is denominated in the currency underlying the option. That decline might be one that occurs due to an expected adverse change in the exchange rate.  This is known as a "cross-hedging" strategy.  In those circumstances, the Fund covers the option by maintaining cash, U.S.
government securities or other liquid, high grade debt securities in an amount equal to the exercise price of the option, in a segregated account with the
Fund's custodian bank.

o     Risks of Hedging with Options and Futures.  The use of hedging instruments requires special skills and knowledge of investment techniques that are different than what is required for other portfolio management decisions.
If the Manager uses a hedging instrument at the wrong time or judges market conditions incorrectly, hedging strategies may reduce the Fund's return. The
Fund could also experience losses if the prices of its futures and options positions were not correlated with its other investments.

      The Fund's option activities could affect its portfolio turnover rate and brokerage commissions. The exercise of calls written by the Fund might cause the Fund to sell related portfolio securities, thus increasing its turnover rate.  The exercise by the Fund of puts on securities will cause the sale of underlying investments, increasing portfolio turnover.  Although the decision whether to exercise a put it holds is within the Fund's control, holding a put might cause the Fund to sell the related investments for reasons that would not exist in the absence of the put.

      The Fund could pay a brokerage commission each time it buys a call or put, sells a call or put, or buys or sells an underlying investment in connection with the exercise of a call or put.  Those commissions could be higher on a relative basis than the commissions for direct purchases or sales of the underlying investments.  Premiums paid for options are small in relation to the market value of the underlying investments. Consequently, put and call options offer large amounts of leverage. The leverage offered by trading in options could result in the Fund's net asset value being more sensitive to changes in the value of the underlying investment.

      If a covered call written by the Fund is exercised on an investment that has increased in value, the Fund will be required to sell the investment at the call price. It will not be able to realize any profit if the investment has increased in value above the call price.

      An option position may be closed out only on a market that provides secondary trading for options of the same series, and there is no assurance that a liquid secondary market will exist for any particular option.  The Fund might experience losses if it could not close out a position because of an illiquid market for the future or option.

      There is a risk in using short hedging by selling futures or purchasing puts on broadly-based indices or futures to attempt to protect against declines in the value of the Fund's portfolio securities. The risk is that the prices of the futures or the applicable index will correlate imperfectly with the behavior of the cash prices of the Fund's securities.  For example, it is possible that while the Fund has used hedging instruments in a short hedge, the market might advance and the value of the securities held in the Fund's portfolio might decline. If that occurred, the Fund would lose money on the hedging instruments and also experience a decline in the value of its portfolio securities.  However, while this could occur for a very brief period or to a very small degree, over time the value of a portfolio of securities will tend to move in the same direction as the indices upon which the hedging instruments are based.

      The risk of imperfect correlation increases as the composition of the
Fund's portfolio diverges from the securities included in the applicable index.
To compensate for the imperfect correlation of movements in the price of the portfolio securities being hedged and movements in the price of the hedging instruments, the Fund might use hedging instruments in a greater dollar amount than the dollar amount of portfolio securities being hedged. It might do so if the historical volatility of the prices of the portfolio securities being hedged is more than the historical volatility of the applicable index.

      The ordinary spreads between prices in the cash and futures markets are subject to distortions, due to differences in the nature of those markets.
First, all participants in the futures market are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions which could distort the normal relationship between the cash and futures markets.  Second, the liquidity of the futures market depends on participants entering into offsetting transactions rather than making or taking delivery.  To the extent participants decide to make or take delivery, liquidity in the futures market could be reduced, thus producing distortion.
Third, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities markets.  Therefore, increased participation by speculators in the futures market may cause temporary price distortions.

      The Fund can use hedging instruments to establish a position in the securities markets as a temporary substitute for the purchase of individual securities (long hedging) by buying futures and/or calls on such futures, broadly-based indices or on securities. It is possible that when the Fund does so the market might decline.  If the Fund then concludes not to invest in securities because of concerns that the market might decline further or for other reasons, the Fund will realize a loss on the hedging instruments that is not offset by a reduction in the price of the securities purchased.

o     Forward Contracts.  Forward contracts are foreign currency exchange contracts.  They are used to buy or sell foreign currency for future delivery at a fixed price.  The Fund can use them to "lock in" the U.S. dollar price of a security denominated in a foreign currency that the Fund has bought or sold or to protect against possible losses from changes in the relative values of the U.S. dollar and a foreign currency.  The Fund limits its exposure in foreign currency exchange contracts in a particular foreign currency to the amount of its assets denominated in that currency or a closely-correlated currency.  The Fund may also use "cross-hedging" where the Fund hedges against changes in currencies other than the currency in which a security it holds is denominated.

      Under a forward contract, one party agrees to purchase, and another party agrees to sell, a specific currency at a future date. That date may be any fixed number of days from the date of the contract agreed upon by the parties.
The transaction price is set at the time the contract is entered into.  These contracts are traded in the inter-bank market conducted directly among currency traders (usually large commercial banks) and their customers.

      The Fund may use forward contracts to protect against uncertainty in the level of future exchange rates.  The use of forward contracts does not eliminate the risk of fluctuations in the prices of the underlying securities the Fund owns or intends to acquire, but it does fix a rate of exchange in advance. Although forward contracts may reduce the risk of loss from a decline in the value of the hedged currency, at the same time they limit any potential gain if the value of the hedged currency increases.

      When the Fund enters into a contract for the purchase or sale of a security denominated in a foreign currency, or when it anticipates receiving dividend payments in a foreign currency, the Fund might desire to "lock-in" the
U.S. dollar price of the security or the U.S. dollar equivalent of the dividend payments.  To do so, the Fund could enter into a forward contract for the purchase or sale of the amount of foreign currency involved in the underlying transaction, in a fixed amount of U.S. dollars per unit of the foreign currency. This is called a "transaction hedge." The transaction hedge will protect the Fund against a loss from an adverse change in the currency exchange rates during the period between the date on which the security is purchased or sold or on which the payment is declared, and the date on which the payments are made or received.

      The Fund could also use forward contracts to lock in the U.S. dollar value of portfolio positions. This is called a "position hedge."  When the Fund believes that foreign currency might suffer a substantial decline against the
U.S. dollar, it could enter into a forward contract to sell an amount of that foreign currency approximating the value of some or all of the Fund's portfolio securities denominated in that foreign currency.  When the Fund believes that the U.S. dollar might suffer a substantial decline against a foreign currency, it could enter into a forward contract to buy that foreign currency for a fixed dollar amount.  Alternatively, the Fund could enter into a forward contract to sell a different foreign currency for a fixed U.S. dollar amount if the Fund believes that the U.S. dollar value of the foreign currency to be sold pursuant to its forward contract will fall whenever there is a decline in the U.S.
dollar value of the currency in which portfolio securities of the Fund are denominated. That is referred to as a "cross hedge."

      The Fund will identify on its books liquid assets in an amount sufficient to cover its obligations equal to the aggregate amount of the Fund's commitment under forward contracts.  The Fund will not enter into forward contracts or maintain a net exposure to such contracts if the consummation of the contracts would obligate the Fund to deliver an amount of foreign currency in excess of the value of the Fund's portfolio securities or other assets denominated in that currency or another currency that is the subject of the hedge.

      However, to avoid excess transactions and transaction costs, the Fund may maintain a net exposure to forward contracts in excess of the value of the
Fund's portfolio securities or other assets denominated in foreign currencies if the excess amount is "covered" by liquid securities denominated in any currency. The cover must be at least equal at all times to the amount of that excess.  As one alternative, the Fund may purchase a call option permitting the
Fund to purchase the amount of foreign currency being hedged by a forward sale contract at a price no higher than the forward contract price.  As another alternative, the Fund may purchase a put option permitting the Fund to sell the amount of foreign currency subject to a forward purchase contract at a price as high as or higher than the forward contract price.

      The precise matching of the amounts under forward contracts and the value of the securities involved generally will not be possible because the future value of securities denominated in foreign currencies will change as a consequence of market movements between the date the forward contract is entered into and the date it is sold.  In some cases the Manager might decide to sell the security and deliver foreign currency to settle the original purchase obligation. If the market value of the security is less than the amount of foreign currency the Fund is obligated to deliver, the Fund might have to purchase additional foreign currency on the "spot" (that is, cash)
market to settle the security trade. If the market value of the security instead exceeds the amount of foreign currency the Fund is obligated to deliver to settle the trade, the Fund might have to sell on the spot market some of the foreign currency received upon the sale of the security. There will be additional transaction costs on the spot market in those cases.

      The projection of short-term currency market movements is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain.  Forward contracts involve the risk that anticipated currency movements will not be accurately predicted, causing the Fund to sustain losses on these contracts and to pay additional transactions costs. The use of forward contracts in this manner might reduce the Fund's performance if there are unanticipated changes in currency prices to a greater degree than if the Fund had not entered into such contracts.

      At or before the maturity of a forward contract requiring the Fund to sell a currency, the Fund might sell a portfolio security and use the sale proceeds to make delivery of the currency. In the alternative the Fund might retain the security and offset its contractual obligation to deliver the currency by purchasing a second contract. Under that contract the Fund will obtain, on the same maturity date, the same amount of the currency that it is obligated to deliver.  Similarly, the Fund might close out a forward contract requiring it to purchase a specified currency by entering into a second contract entitling it to sell the same amount of the same currency on the maturity date of the first contract.  The Fund would realize a gain or loss as a result of entering into such an offsetting forward contract under either circumstance. The gain or loss will depend on the extent to which the exchange rate or rates between the currencies involved moved between the execution dates of the first contract and offsetting contract.

      The costs to the Fund of engaging in forward contracts varies with factors such as the currencies involved, the length of the contract period and the market conditions then prevailing. Because forward contracts are usually entered into on a principal basis, no brokerage fees or commissions are involved.  Because these contracts are not traded on an exchange, the Fund must evaluate the credit and performance risk of the counterparty under each forward contract.

      Although the Fund values its assets daily in terms of U.S. dollars, it does not intend to convert its holdings of foreign currencies into U.S. dollars on a daily basis.  The Fund may convert foreign currency from time to time, and will incur costs in doing so. Foreign exchange dealers do not charge a fee for conversion, but they do seek to realize a profit based on the difference between the prices at which they buy and sell various currencies.  Thus, a dealer might offer to sell a foreign currency to the Fund at one rate, while offering a lesser rate of exchange if the Fund desires to resell that currency to the dealer.

o     Interest Rate Swaps and Total Return Swaps.  In an interest rate swap, the Fund and another party exchange their right to receive or their obligation to pay interest on a security. For example, they might swap the right to receive fixed rate payments for floating rate payments.  If the Fund held a
Senior Loan with an interest rate that is reset only once a year, it might swap the right to receive interest at that rate for the right to receive interest at a rate that is reset every week. In that case, if interest rates were to rise, the increased interest received by the Fund would offset a decline in the value of the Senior Loan.  On the other hand, if interest rates were to fall, the
Fund's benefit from the effect of falling interest rates on the value of the
Senior Loan would decrease.

      In addition, the Fund may invest in total return swaps with appropriate counterparties.  In a total return swap, one party pays a rate of interest in exchange for the total rate of return on another investment.  For example, if the Fund wished to invest in a Senior Loan, it could instead enter into a total return swap and receive the total return of the Senior Loan, less the "funding cost," which would be a floating interest rate payment to the counterparty.

      Under a swap agreement, the Fund typically will pay a fee determined by multiplying the face value of the swap agreement by an agreed-upon interest rate.  If the underlying asset value declines over the term of the swap, the
Fund would be required to pay the dollar value of that decline to the counterparty in addition to its fee payments.

      The Fund intends to invest only in swap transactions that are exempt from regulation by the Commodity Futures Trading Commission under the Commodity
Exchange Act.

      Swap agreements entail both interest rate risk and credit risk.  There is a risk that, based on movements of interest rates in the future, the payments made by the Fund under a swap agreement will be greater than the payments it receives.  Credit risk arises from the possibility that the counterparty will default.  If the counterparty defaults, the Fund's loss will consist of the net amount of contractual interest payments that the Fund has not yet received.
The Manager
will monitor the creditworthiness of counterparties to the Fund's interest rate swap transactions on an ongoing basis.

      The Fund can enter into swap transactions with certain counterparties pursuant to master netting agreements.  A master netting agreement provides that all swaps done between the Fund and that counterparty shall be regarded as parts of an integral agreement.  If amounts are payable on a particular date in the same currency in respect of one or more swap transactions, the amount payable on that date in that currency shall be the net amount.  In addition, the master netting agreement may provide that if one party defaults generally or on one swap, the counterparty can terminate all of the swaps with that party.  Under these agreements, if a default results in a loss to one party, the measure of that party's damages is calculated by reference to the average cost of a replacement swap for each swap. It is measured by the mark-to-market value at the time of the termination of each swap.  The gains and losses on all swaps are then netted, and the result is the counterparty's gain or loss on termination.  The termination of all swaps and the netting of gains and losses on termination are generally referred to as "aggregation."

o     Swaption Transactions.  The Fund may enter into a swaption transaction, which is a contract that grants the holder, in return for payment of the purchase price (the "premium") of the option, the right, but not the obligation, to enter into an interest rate swap at a preset rate within a specified period of time, with the writer of the contract.  The writer of the contract receives the premium and bears the risk of unfavorable changes in the preset rate on the underlying interest rate swap.  Unrealized gains/losses on swaptions are reflected in investment assets and investment liabilities in the
Fund's statement of financial condition.

o     Credit Derivatives. The Fund may enter into credit default swaps, both funded and unfunded, to protect against the risk that a loan or security will default or to increase its exposure to a specific issuer.  Unfunded and funded credit default swaps may be on a single loan or security, or on a basket of loans or securities.  The Fund pays a fee to enter into the swap and receives a fixed payment during the life of the swap.  The Fund may take a short position in the credit default swap (also known as "buying credit protection"), or may take a long position in the credit default swap (also known as "selling credit protection").

      The Fund would take a short position in a credit default swap against a long portfolio position to decrease exposure to specific issuers.  If the short credit default swap is against a loan or security, the Fund must own that loan or security.

      If the Fund takes a short position in the credit default swap, and if there is a credit event (including bankruptcy or failure to timely pay interest or principal), the Fund will deliver the defaulted loan or security and the swap counterparty will pay the par amount of the loan or security.

     Taking a long position in a credit  default swap would  increase the Fund's exposure to specific  issuers.  If the Fund takes a long  position in the credit default swap,  and if there is a credit event,  the Fund will pay the par amount of the loan or  security  and the swap  counterparty  will  deliver  the loan or security.  The fund will  invest no more than 20% of its total  assets in credit default swaps.

      Other risks of credit default swaps include the cost of paying for credit protection if there are no credit events, pricing transparency when assessing the cost of a credit default swap, counterparty risk, and the need to fund the delivery obligation (either cash or the defaulted loan or security, depending on whether the Fund is long or short the swap, respectively).

o     Regulatory Aspects of Hedging Instruments.  The Commodities Futures
Trading Commission (the "CFTC") has eliminated limitations on futures trading by certain regulated entities including registered investment companies and consequently registered investment companies may engage in unlimited futures transactions and options thereon provided that the Fund claims an exclusion from regulation as a commodity pool operator. The Fund has claimed such an exclusion from registration as a commodity pool operator under the Commodity
Exchange Act ("CEA"). The Fund may use futures and options for hedging and non-hedging purposes to the extent consistent with its investment objective, internal risk management guidelines adopted by the Fund's investment advisor
(as they may be amended from time to time), and as otherwise set forth in the
Fund's Prospectus or this SAI.

      Transactions in options by the Fund are subject to limitations established by the option exchanges. The exchanges limit the maximum number of options that may be written or held by a single investor or group of investors acting in concert. Those limits apply regardless of whether the options were written or purchased on the same or different exchanges or are held in one or more accounts or through one or more different exchanges or through one or more brokers.  Thus, the number of options that the Fund may write or hold may be affected by options written or held by other entities, including other investment companies having the same advisor as the Fund (or an advisor that is an affiliate of the Fund's advisor).  The exchanges also impose position limits on futures transactions.  An exchange may order the liquidation of positions found to be in violation of those limits and may impose certain other sanctions.

      Under interpretations of the staff of the SEC regarding applicable provisions of the Investment Company Act, when the Fund purchases a future, it must identify liquid assets on its books in an amount equal to the purchase price of the future, less the margin deposit applicable to it.

o     Tax Aspects of Certain Hedging Instruments.  Certain foreign currency exchange contracts in which the Fund may invest are treated as "Section 1256 contracts" under the Internal Revenue Code.  In general, gains or losses relating to Section 1256 contracts are characterized as 60% long-term and 40%
short-term capital gains or losses under the Code.  However, foreign currency gains or losses arising from Section 1256 contracts that are forward contracts generally are treated as ordinary income or loss.  In addition, Section 1256 contracts held by the Fund at the end of each taxable year are
"marked-to-market," and unrealized gains or losses are treated as though they were realized.  These contracts also may be marked-to-market for purposes of determining the excise tax applicable to investment company distributions and for other purposes under rules prescribed pursuant to the Internal Revenue
Code.  An election can be made by the Fund to exempt those transactions from this mark-to-market treatment.

      Certain forward contracts the Fund enters into may result in "straddles"
for federal income tax purposes.  The straddle rules may affect the character and timing of gains (or losses) recognized by the Fund on straddle positions.
Generally, a loss sustained on the disposition of a
position making up a straddle is allowed only to the extent that the loss exceeds any unrecognized gain in the offsetting positions making up the straddle.  Disallowed loss is generally allowed at the point where there is no unrecognized gain in the offsetting positions making up the straddle, or the offsetting position is disposed of.

      Under the Internal Revenue Code, the following gains or losses are treated as ordinary income or loss:
1.    gains or losses attributable to fluctuations in exchange rates that occur between  the time the Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a
               foreign currency and the time the Fund actually collects such receivables or pays such liabilities, and
2.    gains or losses attributable to fluctuations in the value of a foreign currency between the date of acquisition of a debt security denominated in a foreign currency or foreign currency forward contracts and the date of disposition.

      Currency gains and losses are offset against market gains and losses on each trade before determining a net "Section 988" gain or loss under the
Internal Revenue Code for that trade, which may increase or decrease the amount of the Fund's investment income available for distribution to its shareholders.

|X|   Investment in Other Investment Companies. The Fund can also invest in the securities of other investment companies, which can include open-end funds, closed-end funds and unit investment trusts, subject to the limits set forth in the Investment Company Act that apply to those types of investments.  For example, the Fund can invest in Exchange-Traded Funds, which are typically open-end funds or unit investment trusts, listed on a stock exchange.  The Fund might do so as a way of gaining exposure to the segments of the equity or fixed-income markets represented by the Exchange-Traded Funds' portfolio, at times when the Fund may not be able to buy those portfolio securities directly.

      Investing in another investment company may involve the payment of substantial premiums above the value of such investment company's portfolio securities and is subject to limitations under the Investment Company Act.  The
Fund does not intend to invest in other investment companies unless the Manager believes that the potential benefits of the investment justify the payment of any premiums or sales charges.  As a shareholder of an investment company, the
Fund would be subject to its ratable share of that investment company's expenses, including its advisory and administration expenses.  The Fund does not anticipate investing a substantial amount of its net assets in shares of other investment companies.

|X|   Portfolio Turnover.  "Portfolio turnover" describes the rate at which the
Fund traded its portfolio securities during its last fiscal year.  For example, if a fund sold all of its securities during the year, its portfolio turnover rate would have been 100%. The Manager is not limited in the amount of portfolio trading it may conduct on behalf of the Fund and will buy and sell securities as it deems appropriate. The Fund's portfolio turnover rate will fluctuate from year to year, and the Fund could have a portfolio turnover rate of more than 100% annually.  The portfolio turnover rate may vary greatly from year to year.  The Fund can engage in short-term trading to try to achieve its objective. However, the Manager currently does not expect the Fund's annual portfolio turnover rate to exceed 100%.

      Increased portfolio turnover creates higher transaction costs for the
Fund, which may reduce its overall performance. Additionally, the realization of capital gains from selling portfolio securities may result in distributions of taxable long-term capital gains to shareholders, since the Fund will normally distribute all of its capital gains realized each year, to avoid excise taxes under the Internal Revenue Code. If the Fund repurchases large amounts of shares during Repurchase Offers, it may have to sell portions of its securities holdings to raise cash to pay for those repurchases.  That might may result in a higher than usual portfolio turnover rate.

      |X| Temporary Defensive Investments.  When market conditions are unstable, or the Manager believes it is otherwise appropriate to reduce holdings in stocks, the Fund can invest in a variety of debt securities for defensive purposes. The Fund can also purchase these securities for liquidity purposes to meet cash needs due to the redemption of Fund shares, or to hold while waiting to reinvest cash received from the sale of other portfolio securities. The Fund's temporary defensive investments can include the following short-term (maturing in one year or less) dollar-denominated debt obligations:
o     obligations issued or guaranteed by the U. S. government or its instrumentalities or agencies,
o     commercial paper (short-term, unsecured promissory notes) of domestic or foreign companies,
o     debt obligations of domestic or foreign corporate issuers,
o     certificates of deposit and bankers' acceptances of domestic and foreign banks  having total assets in excess of $1 billion, and
o     repurchase agreements.

      Short-term debt securities would normally be selected for defensive or cash management purposes because they can normally be disposed of quickly, are not generally subject to significant fluctuations in principal value and their value will be less subject to interest rate risk than longer-term debt securities.

Diversification. The Fund is a diversified fund which means the Fund cannot buy securities issued or guaranteed by any one issuer if more than 5% of its total assets would be invested in securities of that issuer or if it would then own more than 10% of that issuer's voting securities. That restriction applies to
75% of the Fund's total assets. The limit does not apply to securities issued by the U.S. government or any of its agencies or instrumentalities.

Other Investment Restrictions. In addition to having a number of investment policies and restrictions identified in the Prospectus or elsewhere as
"fundamental policies," the Fund has other investment restrictions that are fundamental policies, described below.

      |X|  What Are "Fundamental Policies?" Fundamental policies are those policies that the Fund has adopted to govern its investments that can be changed only by the vote of a "majority" of the Fund's outstanding voting securities.  Under the Investment Company Act, a "majority" vote is defined as the vote of the holders of the lesser of:
o     67% or more of the shares present or represented by proxy at a shareholder meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy, or
o     more than 50% of the outstanding shares.

      Policies described in the Prospectus or this SAI are "fundamental" only if they are identified as such. The Fund's Board of Trustees can change non-fundamental policies without shareholder approval. However, significant changes to investment policies will be described in supplements or updates to the Prospectus or this SAI, as appropriate. The Fund's most significant investment policies are described in the Prospectus.

      |X|  What Are the Fund's Additional Fundamental Policies?  The following investment restrictions are fundamental policies of the Fund:

o     The Fund cannot invest 25% or more of its total assets in securities of issuers having their principal business activities in the same industry. The Fund can invest 25% or more of its total assets and can invest up to 100% of its total assets in securities of issuers in the group of financial services industries, which under the Fund's currently-used industry classifications include the following industries (this group of industries and the Fund's industry classifications can be changed by the Fund without shareholder approval): banks, bank holding companies, commercial finance, consumer finance, diversified financial, insurance, savings and loans, and special purpose financial.  For the purpose of this investment restriction, the term "issuer" includes the borrower under a loan, the agent bank for a loan, and any intermediate participant in the loan interposed between the borrower and the Fund. The percentage limitation in this investment restriction does not apply to securities issued or guaranteed by the U.S. government or its agencies and instrumentalities. For the purposes of interpreting this investment restriction, each foreign national government is treated as an
         "industry" and utilities are divided according to the services they provide.

o     The Fund cannot borrow money in excess of 33 1/3% of the value of its total assets at the time of the borrowings. The Fund's borrowings must comply with the 300% asset coverage requirement under the Investment
         Company Act, as such requirement may be amended from time to time.

o     The Fund cannot make loans to other persons. However, the Fund can invest in loans (including by direct investments or purchasing assignments or participation interests) and other debt obligations in accordance with its investment objective and policies.

o     The Fund may also lend its portfolio securities and may purchase securities subject to repurchase agreements.

o     The Fund cannot buy or sell real estate. However, the Fund can purchase securities secured by real estate or interests in real estate, or issued by issuers (including real estate investment trusts) that invest in real estate or interests in real estate.  The Fund may hold and sell real estate as acquired as a result of the Fund's ownership of securities.

o     The Fund cannot buy or sell commodities or commodity contracts.  However, the Fund can buy and sell derivative instruments and other hedging instruments, such as futures contracts, options and swaps.

o     The Fund cannot underwrite securities of other companies.  A permitted exception is in case the Fund is deemed to be an underwriter under the
         Securities Act of 1933 when reselling any securities held in its own portfolio.

o     The Fund cannot buy securities on margin.  However, the Fund can make margin deposits in connection with its use of derivative instruments and hedging instruments.

o     The Fund cannot issue "senior securities," except as permitted under the
         Investment Company Act. This limitation does not prohibit certain investment activities for which assets of the Fund are designated as segregated, or margin, collateral or escrow arrangements are established, to cover the related obligations.  Examples of those activities include borrowing money, reverse repurchase agreements, delayed-delivery and when-issued arrangements for portfolio securities transactions, and contracts to buy or sell derivatives, hedging instruments, options or futures.

      Notwithstanding the Fund's investment policies and restrictions, the Fund may invest all or part of its investable assets in a management investment company with substantially the same investment objective, policies and restrictions as the Fund. This could allow creation of a "master/feeder"
structure in the future, although the Fund has no current intention to restructure in this manner.

      Unless the Prospectus or this SAI states that a percentage restriction applies on an ongoing basis, it applies only at the time the Fund makes an investment (except in the case of borrowing and investments in illiquid securities). The Fund need not sell securities to meet the percentage limits if the value of the investment increases in proportion to the size of the Fund.

      For purposes of the Fund's policy not to concentrate its investments, the
Fund has adopted the industry classifications set forth in Appendix A to this
SAI.  This is not a fundamental policy.

|X|   Additional Fundamental Policies Concerning Repurchase Offers. The
following policies concerning the Repurchase Offers are fundamental, which means that the Board of Trustees cannot change the policies without the vote of the holders of a "majority of the fund's outstanding voting securities," as that term is defined in the Investment Company Act:

o     The Fund will make periodic Repurchase Offers, pursuant to Rule 23c-3 under the Investment Company Act (as that Rule may be amended from time to time).
o     Repurchase Offers shall be made at periodic intervals of three months between Repurchase Request Deadlines.  The Repurchase Request
         Deadlines will be at the time on the regular business day (normally the last regular business day) in the months of January, April, July and October to be determined by the Fund's Board of Trustees.
o     The Repurchase Pricing Date for a particular Repurchase Offer shall be not more than 14 days after the Repurchase Request Deadline for that
         Repurchase Offer. If that day is not a regular business day, then the
         Repurchase Pricing Date will be the following  regular business day.

  Disclosure of Portfolio Holdings.  The Fund has adopted policies and procedures concerning the dissemination of information about its portfolio holdings by employees, officers and/or directors of the Manager,  Distributor and Transfer Agent. These policies are designed to assure that non-public information about portfolio securities is distributed only for a legitimate business purpose, and is done in a manner that (a) conforms to applicable laws and regulations and (b) is designed to prevent that information from being used in a way that could negatively affect the Fund's investment program or enable third parties to use that information in a manner that is harmful to the Fund.

o     Public Disclosure. The Fund's portfolio holdings are made publicly available no later than 60 days after the close of each of the
         Fund's fiscal quarters in semi-annual and annual reports to shareholders, or in its Statements of Investments on Form N-Q,
         which are publicly available at the SEC. In addition, the top 10 or more holdings are posted on the OppenheimerFunds' website at
         www.oppenheimerfunds.com in the "Fund Profiles" section. Other general information about the Fund's portfolio investments, such as portfolio composition by asset class, industry, country, currency, credit rating or maturity, may also be posted with a
         15-day lag.

      Until publicly disclosed, the Fund's portfolio holdings are proprietary, confidential business information. While recognizing the importance of providing Fund shareholders with information about their Fund's investments and providing portfolio information to a variety of third parties to assist with the management, distribution and administrative process, the need for transparency must be balanced against the risk that third parties who gain access to the Fund's portfolio holdings information could attempt to use that information to trade ahead of or against the Fund, which could negatively affect the prices the Fund is able to obtain in portfolio transactions or the availability of the securities that portfolio managers are trading on the
Fund's behalf.

      The Manager and its subsidiaries and affiliates, employees, officers, and directors, shall neither solicit nor accept any compensation or other consideration (including any agreement to maintain assets in the Fund or in other investment companies or accounts managed by the Manager or any affiliated person of the Manager) in connection with the disclosure of the Fund's non-public portfolio holdings. The receipt of investment advisory fees or other fees and compensation paid to the Manager and its subsidiaries pursuant to agreements approved by the Fund's Board shall not be deemed to be
"compensation" or "consideration" for these purposes. It is a violation of the
Code of Ethics for any covered person to release holdings in contravention of portfolio holdings disclosure policies and procedures adopted by the Fund.

      A list of the top 10 or more portfolio securities holdings (based on invested assets), listed by security or by issuer, as of the end of each month may be disclosed to third parties (subject to the procedures below) no sooner than 15 days after month-end.

      Except under special limited circumstances discussed below, month-end lists of the Fund's complete portfolio holdings may be disclosed no sooner than
30-days after the relevant month-end, subject to the procedures below. If the
Fund's complete portfolio holdings have not been disclosed publicly, they may be disclosed pursuant to special requests for legitimate business reasons, provided that:

o     The third-party recipient must first submit a request for release of Fund portfolio holdings, explaining the business reason for the request;
o     Senior officers (a Senior Vice President or above) in the Manager's
            Portfolio and Legal departments must approve the completed request for release of Fund portfolio holdings; and
o     The third-party recipient must sign the Manager's portfolio holdings non-disclosure agreement before receiving the data, agreeing to keep information that is not publicly available regarding the Fund's holdings confidential and agreeing not to trade directly or indirectly based on the information.

    The Fund's complete portfolio holdings positions may be released to the following categories of entities or individuals on an ongoing basis, provided that such entity or individual either (1) has signed an agreement to keep such information confidential and not trade on the basis of such information or (2)
is subject to fiduciary obligations, as a member of the Fund's Board, or as an employee, officer and/or director of the Manager, Distributor, or Transfer
Agent, or their respective legal counsel, not to disclose such information except in conformity with these policies and procedures and not to trade for his/her personal account on the basis of such information:

o     Employees of the Fund's Manager, Distributor and Transfer Agent who need to have access to such information (as determined by senior officers of such entity),
o     The Fund's independent registered public accounting firm,
o     Members of the Fund's Board and the Board's legal counsel,
o     The Fund's custodian bank,
o     A proxy voting service designated by the Fund and its Board,
o     Rating/ranking organizations (such as Lipper and Morningstar),
o     Portfolio pricing services retained by the Manager to provide portfolio security prices, and
o     Dealers, to obtain bids (price quotations if securities are not priced by the Fund's regular pricing services).

Portfolio holdings information of the Fund may be provided, under limited circumstances, to brokers and/or dealers with whom the Fund trades and/or entities that provide investment coverage and/or analytical information regarding the Fund's portfolio, provided that there is a legitimate investment reason for providing the information to the broker, dealer or other entity.
Month-end portfolio holdings information may, under this procedure, be provided to vendors providing research information and/or analytics to the fund, with at least a 15-day delay after the month end, but in certain cases may be provided to a broker or analytical vendor with a 1-2 day lag to facilitate the provision of requested investment information to the manager to facilitate a particular trade or the portfolio manager's investment process for the Fund. Any third party receiving such information must first sign the Manager's portfolio holdings non-disclosure agreement as a pre-condition to receiving this information.

Portfolio holdings information (which may include information on individual securities positions or multiple securities) may be provided to the entities listed below (1) by portfolio traders employed by the Manager in connection with portfolio trading, and (2) by the members of the Manager's Security
Valuation Group and Accounting Departments in connection with portfolio pricing or other portfolio evaluation purposes:

o     Brokers and dealers in connection with portfolio transactions (purchases and sales)
o     Brokers and dealers to obtain bids or bid and asked prices (if securities held by the Fund are not priced by the fund's regular pricing services)

o     Dealers to obtain price quotations where the fund is not identified as the owner.

Portfolio holdings information (which may include information on the Fund's entire portfolio or individual securities therein) may be provided by senior officers of the Manager or attorneys on the legal staff of the Manager,
Distributor, or Transfer Agent, in the following circumstances:

o     Response to legal process in litigation matters, such as responses to subpoenas or in class action matters where the Fund may be part of the plaintiff class (and seeks recovery for losses on a security)
            or a defendant,
o     Response to regulatory requests for information (the SEC, NASD, state securities regulators, and/or foreign securities authorities, including without limitation requests for information in
            inspections or for position reporting purposes),

o     To potential sub-advisers of portfolios (pursuant to confidentiality agreements),

o     To consultants for retirement plans for plan sponsors/discussions at due diligence meetings (pursuant to confidentiality agreements),

o     Investment bankers in connection with merger discussions (pursuant to confidentiality agreements).

      Portfolio managers and analysts may, subject to the Manager's policies on communications with the press and other media, discuss portfolio information in interviews with members of the media, or in due diligence or similar meetings with clients or prospective purchasers of Fund shares or their financial intermediary representatives.

      The Fund's shareholders may, under unusual circumstances (such as a lack of liquidity in the Fund's portfolio to meet redemptions), receive redemption proceeds of their Fund shares paid as pro rata shares of securities held in the
Fund's portfolio. In such circumstances, disclosure of the Fund's portfolio holdings may be made to such shareholders.

      The Chief Compliance Officer (the "CCO") of the Fund and the Manager,
Distributor, and Transfer Agent shall oversee the compliance by the Manager,
Distributor, Transfer Agent, and their personnel with these policies and procedures. At least annually, the CCO shall report to the Fund's Board on such compliance oversight and on the categories of entities and individuals to which disclosure of portfolio holdings of the Funds has been made during the preceding year pursuant to these policies. The CCO shall report to the Fund's
Board any material violation of these policies and procedures during the previous calendar quarter and shall make recommendations to the Board as to any amendments that the CCO believes are necessary and desirable to carry out or improve these policies and procedures.

      The Manager and/or the Fund have entered into ongoing arrangements to make available information about the Fund's portfolio holdings. One or more of the Oppenheimer funds may currently disclose portfolio holdings information based on ongoing arrangements to the following parties:

          ---------------------------------------------------------
          A.G. Edwards & Sons           Keijser Securities
          ---------------------------------------------------------
          ---------------------------------------------------------
          ABG Securities                Kempen & Co. USA Inc.
          ---------------------------------------------------------
          ---------------------------------------------------------
          ABN AMRO                      Kepler Equities/Julius
                                        Baer Sec
          ---------------------------------------------------------
          ---------------------------------------------------------
          Advest                        KeyBanc Capital Markets
          ---------------------------------------------------------
          ---------------------------------------------------------
          AG Edwards                    Leerink Swan
          ---------------------------------------------------------
          ---------------------------------------------------------
          American Technology Research  Legg Mason
          ---------------------------------------------------------
          ---------------------------------------------------------
          Auerbach Grayson              Lehman
          ---------------------------------------------------------
          ---------------------------------------------------------
          Banc of America Securities    Lehman Brothers
          ---------------------------------------------------------
          ---------------------------------------------------------
          Barclays                      Lipper
          ---------------------------------------------------------
          ---------------------------------------------------------
          Baseline                      Loop Capital Markets
          ---------------------------------------------------------
          ---------------------------------------------------------
          Bear Stearns                  MainFirst Bank AG
          ---------------------------------------------------------
          ---------------------------------------------------------
          Belle Haven                   Makinson Cowell US Ltd
          ---------------------------------------------------------
          ---------------------------------------------------------
          Bloomberg                     Maxcor Financial
          ---------------------------------------------------------
          ---------------------------------------------------------
          BNP Paribas                   Merrill
          ---------------------------------------------------------
          ---------------------------------------------------------
          BS Financial Services         Merrill Lynch
          ---------------------------------------------------------
          ---------------------------------------------------------
          Buckingham Research Group     Midwest Research
          ---------------------------------------------------------
          ---------------------------------------------------------
          Caris & Co.                   Mizuho Securities
          ---------------------------------------------------------
          ---------------------------------------------------------
          CIBC World Markets            Morgan Stanley
          ---------------------------------------------------------
          ---------------------------------------------------------
          Citigroup                     Morningstar
          ---------------------------------------------------------
          ---------------------------------------------------------
          Citigroup Global Markets      Natexis Bleichroeder
          ---------------------------------------------------------
          ---------------------------------------------------------
          Collins Stewart               Ned Davis Research Group
          ---------------------------------------------------------
          ---------------------------------------------------------
          Craig-Hallum Capital Group LLCNomura Securities
          ---------------------------------------------------------
          ---------------------------------------------------------
          Credit Agricole Cheuvreux     Pacific Crest
          N.A. Inc.
          ---------------------------------------------------------
          ---------------------------------------------------------
          Credit Suisse First Boston    Pacific Crest Securities
          ---------------------------------------------------------
          ---------------------------------------------------------
          Daiwa Securities              Pacific Growth Equities
          ---------------------------------------------------------
          ---------------------------------------------------------
          Davy                          Petrie Parkman
          ---------------------------------------------------------
          ---------------------------------------------------------
          Deutsche Bank                 Pictet
          ---------------------------------------------------------
          ---------------------------------------------------------
          Deutsche Bank Securities      Piper Jaffray Inc.
          ---------------------------------------------------------
          ---------------------------------------------------------
          Dresdner Kleinwort WassersteinPlexus
          ---------------------------------------------------------
          ---------------------------------------------------------
          Emmet & Co                    Prager Sealy & Co.
          ---------------------------------------------------------
          ---------------------------------------------------------
          Empirical Research            Prudential Securities
          ---------------------------------------------------------
          ---------------------------------------------------------
          Enskilda Securities           Ramirez & Co.
          ---------------------------------------------------------
          ---------------------------------------------------------
          Essex Capital Markets         Raymond James
          ---------------------------------------------------------
          ---------------------------------------------------------
          Exane BNP Paribas             RBC Capital Markets
          ---------------------------------------------------------
          ---------------------------------------------------------
          Factset                       RBC Dain Rauscher
          ---------------------------------------------------------
          ---------------------------------------------------------
          Fidelity Capital Markets      Research Direct
          ---------------------------------------------------------
          ---------------------------------------------------------
          Fimat USA Inc.                Robert W. Baird
          ---------------------------------------------------------
          ---------------------------------------------------------
          First Albany                  Roosevelt & Cross
          ---------------------------------------------------------
          ---------------------------------------------------------
          First Albany Corporation      Russell Mellon
          ---------------------------------------------------------
          ---------------------------------------------------------
          Fixed Income Securities       Ryan Beck & Co.
          ---------------------------------------------------------
          ---------------------------------------------------------
          Fortis Securities             Sanford C. Bernstein
          ---------------------------------------------------------
          ---------------------------------------------------------
          Fox-Pitt, Kelton              Scotia Capital Markets
          ---------------------------------------------------------
          ---------------------------------------------------------
          Friedman, Billing, Ramsey     SG Cowen & Co.
          ---------------------------------------------------------
          ---------------------------------------------------------
          Fulcrum Global Partners       SG Cowen Securities
          ---------------------------------------------------------
          ---------------------------------------------------------
          Garp Research                 Soleil Securities Group
          ---------------------------------------------------------
          ---------------------------------------------------------
          George K Baum & Co.           Standard & Poors
          ---------------------------------------------------------
          ---------------------------------------------------------
          Goldman                       Stone & Youngberg
          ---------------------------------------------------------
          ---------------------------------------------------------
          Goldman Sachs                 SWS Group
          ---------------------------------------------------------
          ---------------------------------------------------------
          HSBC                          Taylor Rafferty
          ---------------------------------------------------------
          ---------------------------------------------------------
          HSBC Securities Inc           Think Equity Partners
          ---------------------------------------------------------
          ---------------------------------------------------------
          ING Barings                   Thomas Weisel Partners
          ---------------------------------------------------------
          ---------------------------------------------------------
          ISI Group                     UBS
          ---------------------------------------------------------
          ---------------------------------------------------------
          Janney Montgomery             Wachovia
          ---------------------------------------------------------
          ---------------------------------------------------------
          Jefferies                     Wachovia Corp
          ---------------------------------------------------------
          ---------------------------------------------------------
          Jeffries & Co.                Wachovia Securities
          ---------------------------------------------------------
          ---------------------------------------------------------
          JP Morgan                     Wescott Financial
          ---------------------------------------------------------
          ---------------------------------------------------------
          JP Morgan Securities          William Blair
          ---------------------------------------------------------
          ---------------------------------------------------------
          JPP Eurosecurities            Yieldbook
          ---------------------------------------------------------
          ---------------------------------------------------------
          Keefe, Bruyette & Woods
          ---------------------------------------------------------

How the Fund is Managed

Organization and History. The Fund is a closed-end, diversified management investment company with an unlimited number of authorized shares of beneficial interest. The Fund was organized as a Massachusetts business trust in June 1999.

      The Fund is governed by a Board of Trustees, which is responsible for protecting the interests of shareholders under Massachusetts law. The Trustees meet periodically throughout the year to oversee the Fund's activities, review its performance, and review the actions of the Manager.

|X|   Classes  of  Shares.  The  Trustees  are  authorized,  without  shareholder approval,  to create new series and  classes of shares,  to  reclassify  unissued shares into  additional  series or classes and to divide or combine the shares of a  class  into a  greater  or  lesser  number  of  shares  without  changing  the proportionate  beneficial  interest of a shareholder  in the Fund.  Shares do not have cumulative  voting rights or preemptive or subscription  rights.  Shares may be voted in person or by proxy at shareholder meetings.

      The Fund currently has four classes of shares: Class A, Class B, Class C and Class Y.  All classes invest in the same investment portfolio.  Each class of shares:
o     has its own dividends and distributions,

o     pays certain expenses which may be different for the different classes, will generally have a different net asset value,
      will generally have separate voting rights on matters in which interests of one class are different from interests of another class, and
o     votes as a class on matters that affect that class alone.

      Shares are freely transferable, and each share of each class has one vote at shareholder meetings, with fractional shares voting proportionally on matters submitted to a vote of shareholders.  Each share of the Fund represents an interest in the Fund proportionately equal to the interest of each other share of the same class.

Meetings of Shareholders.  As a Massachusetts business trust, the Fund is not required to hold, and does not plan to hold, regular annual meetings of shareholders, but may hold shareholder meetings from time to time on important matters or when required to do so by the Investment Company Act or other applicable law. Shareholders have the right, upon a vote or declaration in writing of two-thirds of the outstanding shares of the Fund, to remove a
Trustee or to take other action described in the Fund's Declaration of Trust.

      The Trustees will call a meeting of shareholders to vote on the removal of a Trustee upon the written request of the record holders of 10% of its outstanding shares, whichever is less. If the Trustees receive a request from at least 10 shareholders stating that they wish to communicate with other shareholders to request a meeting to remove a Trustee, the Trustees will then either make the Fund's shareholder list available to the applicants or mail their communication to all other shareholders at the applicants' expense. The shareholders making the request must have been shareholders for at least six months and must hold shares of the Fund valued at $25,000 or more or constituting at least 1% of the Fund's outstanding shares. The Trustees may also take other action as permitted by the Investment Company Act.

|X|   Shareholder and Trustee Liability.  The Fund's Declaration of Trust
contains an express disclaimer of shareholder or Trustee liability for the
Fund's obligations. It also provides for indemnification and reimbursement of expenses out of the Fund's property for any shareholder held personally liable for its obligations. The Declaration of Trust also states that upon request, the Fund shall assume the defense of any claim made against a shareholder for any act or obligation of the Fund and shall satisfy any judgment on that claim.
Massachusetts law permits a shareholder of a business trust (such as the Fund)
to be held personally liable as a "partner" under certain circumstances.
However, the risk that a Fund shareholder will incur financial loss from being held liable as a "partner" of the Fund is limited to the relatively remote circumstances in which the Fund would be unable to meet its obligations.

      The Fund's contractual arrangements state that any person doing business with the Fund (and each shareholder of the Fund) agrees under its Declaration of Trust to look solely to the assets of the Fund for satisfaction of any claim or demand that may arise out of any dealings with the Fund. The Trustees shall also have no personal liability to any such person, to the extent permitted by law.

Board of Trustees and Oversight Committees. The Fund is governed by a Board of
Trustees, which is responsible for protecting the interests of shareholders under Massachusetts law. The Trustees meet periodically throughout the year to oversee the Fund's activities, review its performance, and review the actions of the Manager.

      The Board of Trustees has an Audit Committee, a Review Committee and a
Governance Committee. Each committee is comprised solely of Trustees who are not "interested persons" under the Investment Company Act (the "Independent
Trustees"). The members of the Audit Committee are Edward L. Cameron
(Chairman), George C. Bowen, Robert J. Malone and F. William Marshall, Jr. The
Audit Committee held 8 meetings during the Fund's fiscal year ended July 31,
2006. The Audit Committee furnishes the Board with recommendations regarding the selection of the Fund's independent registered public accounting firm (also referred to as the "independent Auditors"). Other main functions of the Audit
Committee outlined in the Audit Committee Charter, include, but are not limited to: (i) reviewing the scope and results of financial statement audits and the audit fees charged; (ii) reviewing reports from the Fund's independent Auditors regarding the Fund's internal accounting procedures and controls;
(iii) reviewing reports from the Manager's Internal Audit Department; (iv)
reviewing certain reports from and meet periodically with the Fund's Chief
Compliance Officer; (v) maintaining a separate line of communication between the Fund's independent Auditors and the Independent Trustees; (vi) reviewing the independence of the Fund's independent Auditors; and (vii) pre-approving the provision of any audit or non-audit services by the Fund's independent
Auditors, including tax services, that are not prohibited by the Sarbanes-Oxley
Act, to the Fund, the Manager and certain affiliates of the Manager .

      The Review Committee is comprised solely of Independent Trustees. The members of the Review Committee are Jon S. Fossel (Chairman), Robert G. Avis,
Sam Freedman and Beverly Hamilton. The Review Committee held 6 meetings during the Fund's fiscal year ended July 31, 2006. Among other duties, as set forth in the Review Committee's Charter, the Review Committee reports and makes recommendations to the Board concerning the fees paid to the Fund's transfer agent and the Manager and the services provided to the Fund by the transfer agent and the Manager. The Review Committee also reviews the Fund's investment performance as well as the policies and procedures adopted by the Fund to comply with the Investment Company Act and other applicable law.

      The Governance Committee is comprised solely of Independent Trustees. The members of the Governance Committee are, Robert J. Malone (Chairman), William
L. Armstrong, Beverly L. Hamilton and F. William Marshall, Jr. The Governance
Committee held 5 meetings during the Fund's fiscal year ended July 31, 2006.
The Governance Committee has adopted a charter setting forth its duties and responsibilities. Among other duties, the Governance Committee reviews and oversees the Fund's governance guidelines, the adequacy of the Fund's Codes of
Ethics and the nomination of Trustees, including Independent Trustees. The
Governance Committee has adopted a process for shareholder submission of nominees for board positions. Shareholders may submit names of individuals, accompanied by complete and properly supported resumes, for the Governance
Committee's consideration by mailing such information to the Governance
Committee in care of the Fund. The Governance Committee may consider such persons at such time as it meets to consider possible nominees. The Governance
Committee, however, reserves sole discretion to determine which candidates for
Trustees and Independent Trustees it will recommend to the Board and/or shareholders and it may identify candidates other than those submitted by
Shareholders.  The Governance Committee may, but need not, consider the advice and recommendation of the Manager and/or its affiliates in selecting nominees.
The full Board elects new Trustees except for those instances when a shareholder vote is required.

      Shareholders who desire to communicate with the Board should address correspondence to the Board or an individual Board member and may submit their correspondence electronically at www.oppenheimerfunds.com under the caption
"contact us" or by mail to the Fund at the address below.

Trustees and Officers of the Trust. Except for Mr. Murphy, each of the Trustees is an Independent Trustee. All of the Trustees are also trustees or directors of the following Oppenheimer/Centennial funds (referred to as "Board II Funds"):

Oppenheimer Cash Reserves                  Oppenheimer   Principal   Protected
                                           Trust II
                                           Oppenheimer   Principal   Protected
Oppenheimer Capital Income Fund            Trust III
Oppenheimer Champion Income Fund           Oppenheimer Real Asset Fund
                                           Oppenheimer  Senior  Floating  Rate
Oppenheimer Equity Fund, Inc.              Fund
Oppenheimer High Yield Fund                Oppenheimer Strategic Income Fund
Oppenheimer Integrity Funds                Oppenheimer Variable Account Funds
Oppenheimer International Bond Fund        Panorama Series Fund, Inc.
Oppenheimer Limited-Term Government Fund
                                           Centennial  California  Tax  Exempt
Oppenheimer Main Street Funds, Inc.        Trust
Oppenheimer Main Street Opportunity Fund   Centennial Government Trust
Oppenheimer Main Street Small Cap Fund     Centennial Money Market Trust
                                           Centennial   New  York  Tax  Exempt
Oppenheimer Municipal Fund                 Trust
Oppenheimer Principal Protected Trust      Centennial Tax Exempt Trust

      Present or former officers, directors, trustees and employees (and their immediate family members) of the Fund, the Manager and its affiliates, and retirement plans established by them for their employees are permitted to purchase Class A shares of the Fund and the other Oppenheimer funds at net asset value without sales charge. The sales charge on Class A shares is waived for that group because of the reduced sales efforts realized by the Distributor.

      Messrs. Zimmer, Welsh, Gillespie, Murphy, Petersen, Szilagyi, Vandehey,
Wixted, and Zack and Mss. Hui, Bloomberg and Ives who are officers of the Fund, hold the same offices with one or more of the other Board II Funds. As of
September 1, 2006, the Trustees and officers of the Fund, as a group, owned of record or beneficially less than 1% of each class of shares of the Fund.  The foregoing statement does not reflect ownership of shares held of record by an employee benefit plan for employees of the Manager, other than the shares beneficially owned under that plan by the officers of the Board II Funds. In addition, none of the Independent Trustees (nor any of their immediate family members) owns securities of either the Manager or the Distributor or of any entity directly or indirectly controlling, controlled by or under common control with the Manager or the Distributor of the Board II Funds.

Biographical Information. The Trustees and officers, their positions with the
Fund, length of service in such position(s), and principal occupations and business affiliations during at least the past five years are listed in the charts below. The charts also include information about each Trustee's beneficial share ownership in the Fund and in all of the registered investment companies that the Trustee oversees in the Oppenheimer family of funds
("Supervised Funds"). The address of each Trustee in the chart below is 6803 S.
Tucson Way, Centennial, Colorado 80112-3924. Each Trustee serves for an indefinite term, or until his or her resignation, retirement, death or removal.

-------------------------------------------------------------------------------------
                                Independent Trustees
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Name,               Principal Occupation(s) During Past 5     Dollar     Aggregate
                                                                         Dollar
                                                                         Range Of
                                                                         Shares
                                                                         Beneficially
                                                                         Owned in
                    Years;                                    Range of   Any of the
Position(s) Held    Other Trusteeships/Directorships Held by  Shares     Oppenheimer
with Fund,          Trustee;                                  BeneficiallFunds
Length of Service,  Number of Portfolios in Fund Complex      Owned in   Overseen
Age                 Currently Overseen by Trustee             the Fund   by Trustee
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
                                                                As of December 31,

                                                                       2005

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

William L.          President, Colorado Christian University  None       Over
Armstrong,          (since 2006); Chairman of the following              $100,000
Chairman of the     private mortgage banking companies:
Board since 2003    Cherry Creek Mortgage Company (since
and Trustee since   1991), Centennial State Mortgage Company
1999                (since 1994), and The El Paso Mortgage
Age: 69             Company (since 1993); Chairman of the
                    following private companies: Ambassador
                    Media Corporation (since 1984) and
                    Broadway Ventures (since 1984); Director
                    of the following: Helmerich & Payne,
                    Inc. (oil and gas drilling/production
                    company) (since 1992), Campus Crusade
                    for Christ (since 1991) and The Lynde
                    and Harry Bradley Foundation, Inc.
                    (non-profit organization) (since 2002);
                    former Chairman of the following:
                    Transland Financial Services, Inc.
                    (private mortgage banking company)
                    (1997-2003), Great Frontier Insurance
                    (insurance agency) (1995-2000), Frontier
                    Real Estate, Inc. (residential real
                    estate brokerage) (1994-2000), and
                    Frontier Title (title insurance agency)
                    (1995-2000); former Director of the
                    following: UNUMProvident (insurance
                    company) (1991-2004), Storage Technology
                    Corporation (computer equipment company)
                    (1991-2003) and International Family
                    Entertainment (television channel)
                    (1992-1997); U.S. Senator (January
                    1979-January 1991). Oversees 38
                    portfolios in the OppenheimerFunds
                    complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Robert G. Avis,     Director and President of A.G. Edwards    None       Over
Trustee since 1999  Capital, Inc. (General Partner of                    $100,000
Age: 75             private equity funds) (until February

                    2001); Chairman, President and Chief
                    Executive Officer of A.G. Edwards
                    Capital, Inc. (until March 2000);
                    Director of A.G. Edwards & Sons, Inc.
                    (brokerage company) (until 2000) and
                    A.G. Edwards Trust Company (investment
                    adviser) (until 2000); Vice Chairman and
                    Director of A.G. Edwards, Inc. (until
                    March 1999); Vice Chairman of A.G.
                    Edwards & Sons, Inc. (until March 1999);
                    Chairman of A.G. Edwards Trust Company
                    (until March 1999) and A.G.E. Asset
                    Management (investment adviser) (until
                    March 1999). Oversees 38 portfolios in
                    the OppenheimerFunds complex.
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
George C. Bowen,    Assistant Secretary and Director of       None       Over
Trustee since 1999  Centennial Asset Management Corporation              $100,000
Age: 69             (December 1991-April 1999); President,
                    Treasurer and Director of Centennial
                    Capital Corporation (June 1989-April
                    1999); Chief Executive Officer and
                    Director of MultiSource Services, Inc.
                    (March 1996-April 1999); Mr. Bowen held
                    several positions with the Manager and
                    with subsidiary or affiliated companies
                    of the Manager (September 1987-April
                    1999). Oversees    portfolios in the
                    OppenheimerFunds complex.
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Edward L. Cameron,  Member of The Life Guard of Mount Vernon  None       Over
Trustee since 1999  (George Washington historical site)                  $100,000
Age: 68             (since June 2000); Director of Genetic
                    ID, Inc. (biotech company) (March
                    2001-May 2002); Partner at
                    PricewaterhouseCoopers LLP (accounting
                    firm) (July 1974-June 1999); Chairman of
                    Price Waterhouse LLP Global Investment
                    Management Industry Services Group
                    (accounting firm) (July 1994-June 1998).
                    Oversees    portfolios in the
                    OppenheimerFunds complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Jon S. Fossel,      Director of UNUMProvident (insurance      Over       Over
Trustee since 1999  company) (since June 2002); Director of   $100,000   $100,000
Age: 64             Northwestern Energy Corp. (public
                    utility corporation) (since November
                    2004); Director of P.R. Pharmaceuticals
                    (October 1999-October 2003); Director of
                    Rocky Mountain Elk Foundation
                    (non-profit organization) (February
                    1998-February 2003 and since February
                    2005); Chairman and Director (until
                    October 1996) and President and Chief
                    Executive Officer (until October 1995)
                    of the Manager; President, Chief
                    Executive Officer and Director of the
                    following: Oppenheimer Acquisition Corp.
                    ("OAC") (parent holding company of the
                    Manager), Shareholders Services, Inc.
                    and Shareholder Financial Services, Inc.
                    (until October 1995). Oversees
                    portfolios in the OppenheimerFunds
                    complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Sam Freedman,       Director of Colorado Uplift (charitable   None       Over
Trustee since 1999  organization) (since September 1984).                $100,000
Age: 65             Mr. Freedman held several positions with
                    the Manager and with subsidiary or
                    affiliated companies of the Manager
                    (until October 1994). Oversees
                    portfolios in the OppenheimerFunds
                    complex.
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Beverly L.          Trustee of Monterey Institute for         None       Over
Hamilton,           International Studies (educational                   $100,000
Trustee since 2005  organization) (since February 2000);

Age: 59             Board Member of Middlebury College
                    (educational organization) (since
                    December 2005); Director of The
                    California Endowment (philanthropic
                    organization) (since April 2002);
                    Director (February 2002-2005) and
                    Chairman of Trustees (since 2006) of the
                    Community Hospital of Monterey
                    Peninsula; Director (October 1991-2005)
                    and Vice Chairman (since 2006) of
                    American Funds' Emerging Markets Growth
                    Fund, Inc. (mutual fund); President of
                    ARCO Investment Management Company
                    (February 1991-April 2000); Member of
                    the investment committees of The
                    Rockefeller Foundation (since 2001) and
                    The University of Michigan (since 2000);
                    Advisor at Credit Suisse First Boston's
                    Sprout venture capital unit (venture
                    capital fund) (1994-January 2005);
                    Trustee of MassMutual Institutional
                    Funds (investment company) (1996-June
                    2004); Trustee of MML Series Investment
                    Fund (investment company) (April
                    1989-June 2004); Member of the
                    investment committee of Hartford
                    Hospital (2000-2003); and Advisor to
                    Unilever (Holland) pension fund
                    (2000-2003). Oversees    portfolios in
                    the OppenheimerFunds complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Robert J. Malone,   Director of Jones International           None       Over
Trustee since 2005  University (educational organization)                $100,000
Age: 62             (since August 2005); Chairman, Chief

                    Executive Officer and Director of Steele
                    Street State Bank (commercial banking)
                    (since August 2003); Director of
                    Colorado UpLIFT (charitable
                    organization) (since 1986); Trustee of
                    the Gallagher Family Foundation
                    (non-profit organization) (since 2000);
                    Former Chairman of U.S. Bank-Colorado
                    (subsidiary of U.S. Bancorp and formerly
                    Colorado National Bank) (July 1996-April
                    1999); Director of Commercial Assets,
                    Inc. (real estate investment trust)
                    (1993-2000); Director of Jones
                    Knowledge, Inc. (2001-July 2004); and
                    Director of U.S. Exploration, Inc. (oil
                    and gas exploration) (1997-February
                    2004). Oversees    portfolios in the
                    OppenheimerFunds complex.
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

F. William          Trustee of MassMutual Select Funds        None       Over
Marshall, Jr.,      (formerly MassMutual Institutional                   $100,000
Trustee since 2000  Funds) (investment company) (since 1996)
Age: 64             and MML Series Investment Fund
                    (investment company) (since 1996);
                    Trustee (since 1987) and Chairman
                    (1994-2005) of the Investment Committee

                    of the Worcester Polytech Institute
                    (private university); President and
                    Treasurer of the SIS Funds (private
                    charitable fund) (since January 1999);
                    Chairman of SIS & Family Bank, F.S.B.
                    (formerly SIS Bank) (commercial bank)
                    (January 1999-July 1999); and Executive
                    Vice President of Peoples Heritage
                    Financial Group, Inc. (commercial bank)
                    (January 1999-July 1999). Oversees
                    portfolios in the OppenheimerFunds
                    complex.*
-------------------------------------------------------------------------------------

*  Includes two open-end investment companies: MassMutual Select Funds and MML
   Series Investment Fund. In accordance with the instructions for SEC Form
   N-1A, for purposes of this section only, MassMutual Select Funds and MML
   Series Investment Fund are included in the "Fund Complex." The Manager does not consider MassMutual Select Funds and MML Series Investment Fund to be
   part of the OppenheimerFunds' "Fund Complex" as that term may be otherwise interpreted.

      The address of Mr. Murphy is Two World Financial Center, 225 Liberty
Street, 11th Floor, New York, New York 10281-1008. Mr. Murphy serves as a
Trustee for an indefinite term and as an officer for an annual term, or until his resignation, retirement, death or removal. Mr. Murphy is an "Interested
Trustee" because he is affiliated with the Manager by virtue of his positions as an officer and director of the Manager, and as a shareholder of its parent company. Mr. Murphy was elected as a Trustee of the Fund with the understanding that in the event he ceases to be the Chief Executive Officer of the Manager, he will resign as a Trustee of the Fund and the other Board II Funds (defined above) for which he is a director or trustee.

-------------------------------------------------------------------------------------
                           Interested Trustee and Officer
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Name,              Principal Occupation(s) During Past 5      Dollar     Aggregate
                                                                         Dollar
                                                                         Range Of
                                                                         Shares
                   Years;                                     Range of   Beneficially
Position(s) Held   Other Trusteeships/Directorships Held by   Shares     Owned in
with Fund,         Trustee;                                   BeneficiallAny of the
Length of Service, Number of Portfolios in Fund Complex       Owned in   Oppenheimer
Age                Currently Overseen by Trustee              the Fund   Funds
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
                                                                As of December 31,

                                                                       2005

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

John V. Murphy,    Chairman, Chief Executive Officer and      None       Over
President and      Director (since June 2001) and President              $100,000
Trustee since 2001 (since September 2000) of the Manager;
Age: 57            President and director or trustee of
                   other Oppenheimer funds; President and
                   Director of OAC and of Oppenheimer
                   Partnership Holdings, Inc. (holding
                   company subsidiary of the Manager) (since
                   July 2001); Director of OppenheimerFunds
                   Distributor, Inc. (subsidiary of the
                   Manager) (since November 2001); Chairman
                   and Director of Shareholder Services,
                   Inc. and of Shareholder Financial
                   Services, Inc. (transfer agent
                   subsidiaries of the Manager) (since July
                   2001); President and Director of
                   OppenheimerFunds Legacy Program
                   (charitable trust program established by
                   the Manager) (since July 2001); Director
                   of the following investment advisory
                   subsidiaries of the Manager: OFI
                   Institutional Asset Management, Inc.,
                   Centennial Asset Management Corporation,
                   Trinity Investment Management Corporation
                   and Tremont Capital Management, Inc.
                   (since November 2001), HarbourView Asset
                   Management Corporation and OFI Private
                   Investments, Inc. (since July 2001);
                   President (since November 2001) and
                   Director (since July 2001) of Oppenheimer
                   Real Asset Management, Inc.; Executive
                   Vice President of Massachusetts Mutual
                   Life Insurance Company (OAC's parent
                   company) (since February 1997); Director
                   of DLB Acquisition Corporation (holding
                   company parent of Babson Capital
                   Management LLC) (since June 1995); Member
                   of the Investment Company Institute's
                   Board of Governors (since October 3,
                   2003); Chief Operating Officer of the
                   Manager (September 2000-June 2001);
                   President and Trustee of MML Series
                   Investment Fund and MassMutual Select
                   Funds (open-end investment companies)
                   (November 1999-November 2001); Director
                   of C.M. Life Insurance Company (September
                   1999-August 2000); President, Chief
                   Executive Officer and Director of MML Bay
                   State Life Insurance Company (September
                   1999-August 2000); Director of Emerald
                   Isle Bancorp and Hibernia Savings Bank
                   (wholly-owned subsidiary of Emerald Isle
                   Bancorp) (June 1989-June 1998). Oversees
                      portfolios in the OppenheimerFunds
                   complex.

-------------------------------------------------------------------------------------

      The address of the officers in the chart below is as follows: for Mr.
Gillespie and  Zack and Ms. Bloomberg, Two World Financial Center, 225 Liberty
Street, 11th Floor, New York, New York 10281-1008, for Messrs. Petersen,
Szilagyi, Vandehey, Welsh, Wixted and Zimmer and Mss. Hui and Ives, 6803 S.
Tucson Way, Centennial, Colorado 80112-3924. Each Officer serves for an annual term or until his or her earlier resignation, retirement, death or removal.

-------------------------------------------------------------------------------------
                                Officers of the Fund
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Name,                   Principal Occupation(s) During Past 5 Years
Position(s) Held with
Fund,
Length of Service,
Age
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Arthur Zimmer,          Senior Vice President of the Manager (since June 1997) and
Vice President and      of HarbourView Asset Management Corporation (since April
Portfolio Manager       1999); an officer of 1 portfolio in the OppenheimerFunds
since 1999              complex; formerly Vice President of the Manager (October
Age:  60                1990 - June 1997); Vice President of Centennial Asset

                        Management Corporation (June 1997 - November 2001).
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Joseph Welsh,           Vice President of the Manager (since December 2000); a high
Vice President and      yield bond analyst for the Manager (since January 1995);
Portfolio Manager       Vice President of Harbour View Asset Management Corporation
since 1999              (since 2002); an officer of 1 portfolio in the
Age:  42                OppenheimerFunds complex; formerly, Assistant Vice

                        President of the Manager (December 1996-November 2000).
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Margaret Hui,           Assistant Vice President of the Manager (since October
Assistant Vice
President and
Associate Portfolio     1999); an officer of 1 portfolio in the OppenheimerFunds
Manager                 complex; before joining the Manager, she was Vice President

since 1999              - Syndications of Sanwa Bank California (January 1998 -
Age:  48                September 1999).

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Mark S. Vandehey,       Senior Vice President and Chief Compliance Officer of the

Chief Compliance        Manager (since March 2004); Vice President of
Officer since 2004      OppenheimerFunds Distributor, Inc., Centennial Asset
Age: 56                 Management Corporation and Shareholder Services, Inc.
                        (since June 1983); Vice President and Director of Internal
                        Audit of the Manager (1997-February 2004). An officer of
                        portfolios in the OppenheimerFunds complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Brian W. Wixted,        Senior Vice President and Treasurer of the Manager (since
Treasurer and           March 1999); Treasurer of the following: HarbourView Asset
Principal Financial &   Management Corporation, Shareholder Financial Services,
Accounting Officer      Inc., Shareholder Services, Inc., Oppenheimer Real Asset
since 1999              Management Corporation, and Oppenheimer Partnership
Age: 46                 Holdings, Inc. (since March 1999), OFI Private Investments,
                        Inc. (since March 2000), OppenheimerFunds International
                        Ltd. and OppenheimerFunds plc (since May 2000), OFI
                        Institutional Asset Management, Inc. (since November 2000), and OppenheimerFunds Legacy Program (since June 2003);
                        Treasurer and Chief Financial Officer of OFI Trust Company
                        (trust company subsidiary of the Manager) (since May 2000);
                        Assistant Treasurer of the following: OAC (since March
                        1999), Centennial Asset Management Corporation (March
                        1999-October 2003) and OppenheimerFunds Legacy Program
                        (April 2000-June 2003); Principal and Chief Operating
                        Officer of Bankers Trust Company-Mutual Fund Services
                        Division (March 1995-March 1999). An officer of
                        portfolios in the OppenheimerFunds complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Brian Petersen,         Assistant Vice President of the Manager (since August
Assistant Treasurer     2002); Manager/Financial Product Accounting of the Manager

since 2004              (November 1998-July 2002). An officer of    portfolios in
Age: 36                 the OppenheimerFunds complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Brian C. Szilagyi,      Assistant Vice President of the Manager (since July 2004);
Assistant Treasurer     Director of Financial Reporting and Compliance of First
since 2005              Data Corporation (April 2003-July 2004); Manager of
Age: 36                 Compliance of Berger Financial Group LLC (May 2001-March
                        2003); Director of Mutual Fund Operations at American Data
                        Services, Inc. (September 2000-May 2001). An officer of
                        portfolios in the OppenheimerFunds complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Robert G. Zack,         Executive Vice President (since January 2004) and General

Vice President &        Counsel (since March 2002) of the Manager; General Counsel
Secretary since 2001    and Director of the Distributor (since December 2001);
Age: 58                 General Counsel of Centennial Asset Management Corporation
                        (since December 2001); Senior Vice President and General
                        Counsel of HarbourView Asset Management Corporation (since
                        December 2001); Secretary and General Counsel of OAC (since
                        November 2001); Assistant Secretary (since September 1997)
                        and Director (since November 2001) of OppenheimerFunds
                        International Ltd. and OppenheimerFunds plc; Vice President
                        and Director of Oppenheimer Partnership Holdings, Inc.
                        (since December 2002); Director of Oppenheimer Real Asset
                        Management, Inc. (since November 2001); Senior Vice
                        President, General Counsel and Director of Shareholder
                        Financial Services, Inc. and Shareholder Services, Inc.
                        (since December 2001); Senior Vice President, General
                        Counsel and Director of OFI Private Investments, Inc. and
                        OFI Trust Company (since November 2001); Vice President of
                        OppenheimerFunds Legacy Program (since June 2003); Senior
                        Vice President and General Counsel of OFI Institutional
                        Asset Management, Inc. (since November 2001); Director of
                        OppenheimerFunds (Asia) Limited (since December 2003);
                        Senior Vice President (May 1985-December 2003), Acting
                        General Counsel (November 2001-February 2002) and Associate
                        General Counsel (May 1981-October 2001) of the Manager;
                        Assistant Secretary of the following: Shareholder Services,
                        Inc. (May 1985-November 2001), Shareholder Financial
                        Services, Inc. (November 1989-November 2001), and
                        OppenheimerFunds International Ltd. (September
                        1997-November 2001). An officer of    portfolios in the
                        OppenheimerFunds complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Lisa I. Bloomberg,      Vice President and Associate Counsel of the Manager (since
Assistant Secretary     May 2004); First Vice President (April 2001-April 2004),
since 2004              Associate General Counsel (December 2000-April 2004),
Age: 38                 Corporate Vice President (May 1999-April 2001) and
                        Assistant General Counsel (May 1999-December 2000) of UBS
                        Financial Services Inc. (formerly, PaineWebber
                        Incorporated). An officer of    portfolios in the
                        OppenheimerFunds complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Kathleen T. Ives,       Vice President (since June 1998) and Senior Counsel and
Assistant Secretary     Assistant Secretary (since October 2003) of the Manager;
since 2001              Vice President (since 1999) and Assistant Secretary (since
Age: 40                 October 2003) of the Distributor; Assistant Secretary of

                        Centennial Asset Management Corporation (since October
                        2003); Vice President and Assistant Secretary of
                        Shareholder Services, Inc. (since 1999); Assistant
                        Secretary of OppenheimerFunds Legacy Program and
                        Shareholder Financial Services, Inc. (since December 2001);
                        Assistant Counsel of the Manager (August 1994-October
                        2003). An officer of    portfolios in the OppenheimerFunds
                        complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Phillip S. Gillespie,   Senior Vice President and Deputy General Counsel of the

Assistant Secretary     Manager (since September 2004); First Vice President
since 2004              (2000-September 2004), Director (2000-September 2004) and
Age: 42                 Vice President (1998-2000) of Merrill Lynch Investment
                        Management. An officer of    portfolios in the
                        OppenheimerFunds complex.

-------------------------------------------------------------------------------------

|X|      Remuneration of the Officers and Trustees. The officers and the interested Trustee of the Fund, who are affiliated with the Manager, receive no salary or fee from the Fund. The Independent Trustees received the compensation shown below from the Fund for serving as a Trustee and member of a committee
(if applicable), with respect to the Fund's fiscal year ended July 31, 2006.
The total compensation, including accrued retirement benefits, from the Fund and fund complex represents compensation received for serving as a Trustee and member of a committee (if applicable) of the boards of the Fund and other funds in the OppenheimerFunds complex during the calendar year ended December 31,
2005 (including the Boards of certain MassMutual funds as is indicated below.

-------------------------------------------------------------------------------

Name of Trustee and Other Fund        Aggregate          Total Compensation
                                                       From the Fund and Fund
                                Compensation From the        Complex(2)
                                 Fund(1) Fiscal year         Year ended
Position(s) (as applicable)      ended July 31, 2006      December 31, 2005

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

William L. Armstrong                    $8,538                $178,000

Chairman of the Board and
Governance  Committee Member
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Robert G. Avis                          $5,689                $118,500

Review Committee Member
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

George C. Bowen                         $5,689                $118,500

Audit Committee Member
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Edward L. Cameron                       $6,726                $136,000

Audit Committee Chairman
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Jon S. Fossel                           $6,051                $124,100

Review Committee Chairman
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Sam Freedman                            $5,689                $118,500

Review Committee Member
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Beverly Hamilton

Review Committee Member and           $5,970(3)               $107,175
Governance Committee Member

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Robert J. Malone
Governance Committee Chairman

and                                   $7,348(4)               $134,868
Audit Committee Member

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

F. William Marshall, Jr.                $5,689               $169,500(5)

Audit Committee Member and
Governance Committee Member
-------------------------------------------------------------------------------

1.    "Aggregate Compensation From the Fund" includes fees and deferred compensation, if any.

2.    In accordance with SEC regulations, for purposes of this section only,
   "Fund Complex" includes the Oppenheimer funds, the MassMutual Select Funds and the MML Series Investment Fund, the investment adviser for which is the indirect parent company of the Fund's Manager. The Manager does not consider
   MassMutual Institutional Funds, MassMutual Select Funds and MML Series
   Investment Fund to be part of the OppenheimerFunds' "Fund Complex" as that term may be otherwise interpreted. The Manager also serves as the
   Sub-Advisor to the following: MassMutual Premier International Equity Fund,
   MassMutual Premier Main Street Fund, MassMutual Premier Strategic Income
   Fund, MassMutual Premier Capital Appreciation Fund, and MassMutual Premier
   Global Fund.
3.    Includes $5,970 deferred by Ms. Hamilton under the "Deferred Compensation
   Plan" described below.
1.    Includes $3,019 deferred by Mr. Malone under the "Deferred Compensation
   Plan" described below.
5. Includes $51,000 compensation paid to Mr. Marshall for serving as a Trustee for MassMutual Select Funds and MML Series Investment Fund.

      |X|  Deferred Compensation Plan for Trustees.  The Board of Trustees has
adopted a Deferred Compensation Plan for Independent Trustees that enables them to elect to defer receipt of all or a portion of the annual fees they are entitled to receive from the Fund. Under the plan, the compensation deferred by a Trustee is periodically adjusted as though an equivalent amount had been invested in shares of one or more Oppenheimer funds selected by the Trustees.
The amount paid to the Trustees under the plan will be determined based upon the performance of the selected funds.

      Deferral of Trustees' fees under the plan will not materially affect the
Fund's assets, liabilities and net income per share. The plan will not obligate the Fund to retain the services of any Trustees or to pay any particular level of compensation to any Trustees. Pursuant to an Order
issued by the SEC, the Fund may invest in the funds selected by the Trustee under the plan without shareholder approval for the limited purpose of determining the value of the Trustees' deferred fee account.

|X|   Major Shareholders.  As of September 1, 2006, the only person who owned of record or were known by the Fund to own beneficially 5% or more of the
Fund's outstanding securities of any class was the following:

Charles Schwab & Co. Inc. Special Custody Account for the Exclusive Benefit of
Customers, Attn Mutual Funds, 101 Montgomery St. San Francisco, CA 94104-4122,
which owned 14,995,723.402 Class A shares (8.88% of the Class A shares then outstanding).

Merrill Lynch Pierce Fenner & Smith, Inc. for the sole benefit of its customers, Attn Fund ADMN/#,  4800 Deer Lake Dr E Fl 3, Jacksonville, Fl
32246-6484, which owned 19,389,869.554 Class C shares (10.50% of the Class C shares then outstanding).

OppenheimerFunds, Inc, 6803 S. Tucson Way, Centennial, CO 80112-3924, which owned 104.822 Class Y shares (100.00% of the Class Y shares then outstanding).

The Manager.  The Manager is wholly-owned by Oppenheimer Acquisition Corp., a holding company controlled by Massachusetts Mutual Life Insurance Company, a global, diversified insurance and financial services organization.

|X|   Code of Ethics. The Fund, the Manager and the Distributor have a Code of
Ethics.  It is designed to detect and prevent improper personal trading by certain employees, including portfolio managers, that would compete with or take advantage of the Fund's portfolio transactions.  Covered persons include persons with knowledge of the investments and investment intentions of the Fund and other funds advised by the Manager.  The Code of Ethics does permit personnel subject to the Code to invest in securities, including securities that may be purchased or held by the Fund, subject to a number of restrictions and controls.  Compliance with the Code of Ethics is carefully monitored and enforced by the Manager.

      The Code of Ethics is an exhibit to the Fund's registration statement filed with the SEC and can be reviewed and copied at the SEC's Public Reference
Room in Washington, D.C. You can obtain information about the hours of operation of the Public Reference Room by calling the SEC at 1.202.942.8090.
The Code of Ethics can also be viewed as part of the Fund's registration statement on the SEC's EDGAR database at the SEC's Internet website at
http://www.sec.gov. Copies may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov., or by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102.

|X|   Portfolio Proxy Voting.  The Fund has adopted Portfolio Proxy Voting
Policies and Procedures under which the Fund votes proxies relating to securities ("portfolio proxies") held by the Fund.  The Fund's primary consideration in voting portfolio proxies is the financial interests of the
Fund and its shareholders. The Fund has retained an unaffiliated third-party as its agent to vote portfolio proxies in accordance with the Fund's Portfolio
Proxy Voting Guidelines and to maintain records of such portfolio proxy voting.
The Fund has delegated to the Manager the authority to vote proxies pursuant to the Fund's policies and procedures. The Portfolio Proxy Voting Policies and
Procedures include provisions to address conflicts of interest that may arise between the Fund and the Manager or the Manager's affiliates or business relationships.  Such a conflict of interest may arise, for example, where the
Manager or an affiliate of the Manager manages or administers the assets of a pension plan or other investment account of the portfolio company soliciting the proxy or seeks to serve in that capacity.  The Manager and its affiliates generally seek to avoid such conflicts by maintaining separate investment decision making processes to prevent the sharing of business objectives with respect to proposed or actual actions regarding portfolio proxy voting decisions.  Additionally, the Manager employs the following two procedures:
(1) if the proposal that gives rise to the conflict is specifically addressed in the Guidelines, the Manager will vote the portfolio proxy in accordance with the Guidelines, provided that they do not provide discretion to the Manager on how to vote on the matter; and (2) if such proposal is not specifically addressed in the Guidelines or the Guidelines provide discretion to the Manager on how to vote, the Manager will vote in accordance with the third-party proxy voting agent's general recommended guidelines on the proposal provided that the
Manager has reasonably determined that there is no conflict of interest on the part of the proxy voting agent.  If neither of the previous two procedures provides an appropriate voting recommendation, the Manager may retain an independent fiduciary to advise the Manager on how to vote the proposal or may abstain from voting.  The Guidelines' provisions with respect to certain routine and non-routine proxy proposals are summarized below:

o     The Fund generally votes with the recommendation of the issuer's management on routine matters, including ratification of the independent registered public accounting firm, unless circumstances indicate otherwise.
o     The Manager evaluates nominees for director nominated by management on a case-by-case basis, examining the following factors, among others:
      Composition of the board and key board committees, attendance at board meetings, corporate governance provisions and takeover activity, long-term company performance and the nominee's investment in the company.
o     In general, the Fund opposes anti-takeover proposals and supports the elimination, or the ability of shareholders to vote on the preservation or elimination, of anti-takeover proposals, absent unusual circumstances.

o     The Fund supports shareholder proposals to reduce a super-majority vote requirement, and opposes management proposals to add a super-majority vote requirement.

o     The Fund opposes proposals to classify the board of directors.
o     The Fund supports proposals to eliminate cumulative voting.
o     The Fund opposes re-pricing of stock options without shareholder approval
o     The Fund generally considers executive compensation questions such as stock option plans and bonus plans to be ordinary business activity.  The
      Fund analyzes stock option plans, paying particular attention to their dilutive effect. While the Fund generally supports management proposals, the Fund opposes plans it considers to be excessive.

      The Fund is required to file Form N-PX, with its complete proxy voting record for the 12 months ended June 30th, no later than August 31st of each year.  The Fund's Form N-PX filing is available (i) without charge, upon request, by calling the Fund toll-free at 1.800.525.7048, and (ii) on the SEC's website at www.sec.gov.

      |X|  The Investment Advisory Agreement.   The Manager provides investment
advisory and management services to the Fund under an investment advisory agreement between the Manager and the Fund. The Manager selects investments for the Fund's portfolio and handles its day-to-day business. That agreement requires the Manager, at its expense, to provide the Fund with adequate office space, facilities and equipment. It also requires the Manager to provide and supervise the activities of all administrative and clerical personnel required to provide effective corporate administration for the Fund. Those responsibilities include the compilation and maintenance of records with respect to the Fund's operations, the preparation and filing of specified reports, and the composition of proxy materials and registration statements for continuous public sale of shares of the Fund.

        The Fund pays expenses not expressly assumed by the Manager under the advisory agreement or by the Distributor under the general distributor agreement. The advisory agreement lists examples of expenses paid by the Fund.
The major categories relate to interest, taxes, brokerage commissions, fees to certain Trustees, legal and audit expenses, custodian and transfer agent expenses, share issuance costs, certain printing and registration costs and non-recurring expenses, including litigation costs.  The management fees paid by the Fund to the Manager are calculated at the rates described in the
Prospectus, which are applied to the assets of the Fund as a whole. The fees are allocated to each class of shares based upon the relative proportion of the
Fund's net assets represented by that class. Under its voluntary expense limitation undertaking, for the period from March 1, 2000, to March 31, 2000, the Manager waived 0.50% of the management fee.  From April 1, 2000 to January
1, 2006 the Manager waived 0.20% of its fee. Beginning January 1, 2006, the
Manager reduced the waiver to 0.10% of its management fee. The waiver can be amended or terminated at any time.

-------------------------------------------------------------------------------
  Fiscal Year Ended 7/31:     Management Fees Paid to OppenheimerFunds, Inc.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

           2004                               $4,877,584(1)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

           2005                               $13,819,083(2)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

           2006                               $19,842,853(3)

-------------------------------------------------------------------------------
1. Amount is without considering a voluntary waiver in the amount of $1,384,053.
2.    Amount is without considering a voluntary waiver in the amount of
   $4,326,710.

3.    Amount is without considering a voluntary waiver in the amount of
   $4,400,068.

      The investment advisory agreement states that in the absence of willful misfeasance, bad faith, gross negligence in the performance of its duties or reckless disregard of its obligations and duties under the investment advisory agreement, the Manager is not liable for any loss resulting from a good faith error or omission on its part with respect to any of its duties under the agreement.

      The agreement permits the Manager to act as investment advisor for any other person, firm or corporation and to use the name "Oppenheimer" in connection with other investment companies for which it may act as investment advisor or general distributor. If the Manager shall no longer act as investment advisor to the Fund, the Manager may withdraw the right of the Fund to use the name "Oppenheimer" as part of its name.

Portfolio Managers. The Fund's portfolio is managed by Arthur Zimmer, Joseph
Welsh and Margaret Hui (each is referred to as a "Portfolio Manager" and collectively they are referred to as the "Portfolio Managers"). They are the persons who are responsible for the day-to-day management of the Fund's investments.

              Other Accounts Managed.  In addition to managing the Fund's investment portfolio, each Portfolio Manager also manages other investment portfolios and other accounts on behalf of the Manager or its affiliates.  The following table provides information regarding the other portfolios and accounts managed by each Portfolio Manager as of July 31, 2006. No account has a performance-based advisory fee:

     Portfolio                 Total                   Total           Total
                                                     Assets in
                               Assets in  Other        Other
                      RegistereRegistered Pooled      Pooled            Assets
                      InvestmenInvestment InvestmentInvestment  Other  in Other
                      CompaniesCompanies  Vehicles   Vehicles   AccountAccounts

     Manager          Managed  Managed(1)  Managed   Managed*   ManagedManaged(2)

     ----------------------------------------------------------------------------
     ----------------------------------------------------------------------------

                         1                  None                 None
      Arthur J.                  $3,775.8               None              None
      Zimmer

     ----------------------------------------------------------------------------
     ----------------------------------------------------------------------------

                         1                  None                 None
      Joseph Welsh               $3,775.8               None              None

     ----------------------------------------------------------------------------
     ----------------------------------------------------------------------------

                         1                  None                 None
      Margaret Hui               $3,775.8               None              None

     -----------------

     1.  In millions.
     2.  Does not include personal accounts of portfolio managers and their families, which are subject to the Code of Ethics.

           As indicated above, the Portfolio Managers also manage other funds and accounts.  Potentially, at times, those responsibilities could conflict with the interests of the Fund.  That may occur whether the investment strategies of the other fund or account are the same as, or different from, the Fund's investment objectives and strategies.  For example, the Portfolio Managers may need to allocate investment opportunities between the Fund and another fund or account having similar objectives or strategies, or he may need to execute transactions for another fund or account that could have a negative impact on the value of securities held by the Fund.  Not all funds and accounts advised by the
      Manager have the same management fee.  If the management fee structure of another fund or account is more advantageous to the Manager than the fee structure of the Fund, the Manager could have an incentive to favor the other fund or account.  However, the Manager's compliance procedures and
      Code of Ethics recognize the Manager's fiduciary obligations to treat all of its clients, including the Fund, fairly and equitably, and are designed to preclude the Portfolio Managers from favoring one client over another. It is possible, of course, that those compliance procedures and the Code of Ethics may not always be adequate to do so.  At different times, the Fund's Portfolio Managers may manage other funds or accounts with investment objectives and strategies that are similar to those of the Fund, or may manage funds or accounts with investment objectives and strategies that are different from those of the Fund.

      Compensation of the Portfolio Manager.  The Fund's Portfolio Managers are
      employed and compensated by the Manager, not the Fund. Under the
      Manager's compensation program for its portfolio managers and portfolio analysts, their compensation is based primarily on the investment performance results of the funds and accounts they manage, rather than on the financial success of the Manager. This is intended to align the portfolio managers and analysts interests with the success of the funds and accounts and their shareholders. The Manager's compensation structure is designed to attract and retain highly qualified investment management professionals and to reward individual and team contributions toward creating shareholder value. As of July 31, 2006 the Portfolio Managers'
      compensation consisted of three elements: a base salary, an annual discretionary bonus and eligibility to participate in long-term awards of options and appreciation rights in regard to the common stock of the
      Manager's holding company parent. Senior portfolio managers may also be eligible to participate in the Manager's deferred compensation plan.

            To help the Manager attract and retain talent, the base pay component of each portfolio manager is reviewed regularly to ensure that it reflects the performance of the individual, is commensurate with the requirements of the particular portfolio, reflects any specific competence or specialty of the individual manager, and is competitive with other comparable positions. The annual discretionary bonus is determined by senior management of the Manager and is based on a number of factors, including a fund's pre-tax performance for periods of up to five years, measured against an appropriate Lipper benchmark selected by management. The Lipper benchmark with respect to the Fund is Lipper -
      Loan Participation Funds. Other factors considered include management quality (such as style consistency, risk management, sector coverage, team leadership and coaching) and organizational development. The
      Portfolio Managers' compensation is not based on the total value of the
      Fund's portfolio assets, although the Fund's investment performance may increase those assets. The compensation structure is also intended to be internally equitable and serve to reduce potential conflicts of interest between the Fund and other funds and accounts managed by the Portfolio
      Managers. The compensation structure of the other funds and accounts managed by the Portfolio Managers is the same as the compensation structure of the Fund, described above.

                  Ownership of Fund Shares.  As of July 31, 2006, the
      Portfolio Managers did not beneficially own any shares of the Fund.

Brokerage Policies of the Fund

Brokerage Provisions of the Investment Advisory Agreement.  One of the duties of the Manager under the investment advisory agreement is to arrange the loans and other portfolio transactions for the Fund.  The advisory agreement contains provisions relating to the employment of broker-dealers to effect the Fund's portfolio transactions.  The Manager is authorized by the advisory agreement to employ broker-dealers, including "affiliated brokers,", as that term is defined in the Investment Company Act, that the Manager thinks, in its best judgment based on all relevant factors, will implement the policy of the Fund to obtain, at reasonable expense, the "best execution" of the Fund's portfolio transactions. "Best execution" means prompt and reliable execution at the most favorable price obtainable. The Manager need not seek competitive commission bidding. However, it is expected to be aware of the current rates of eligible brokers and to minimize the commissions paid to the extent consistent with the interests and policies of the Fund as established by its Board of Trustees.

      Under the investment advisory agreement, in choosing brokers to execute portfolio transactions for the Fund, the Manager may select brokers (other than affiliates) that provide brokerage and research services to the Fund.
The commissions paid to those brokers may be higher than another qualified broker would charge, if the Manager makes a good faith determination that the commission is fair and reasonable in relation to the services provided.

Brokerage Practices Followed by the Manager.  The Manager allocates brokerage for the Fund subject to the provisions of the investment advisory agreement and the procedures and rules described above.

    The Manager's portfolio traders allocate brokerage based upon recommendations from the Manager's portfolio managers, together with the portfolio traders' judgment as to the execution capability of the broker or dealer.  In certain instances, portfolio managers may directly place trades and allocate brokerage. In either case, the Manager's executive officers supervise the allocation of brokerage.

      Transactions in securities other than those for which an exchange is the primary market are generally done with principals or market makers.  In transactions on foreign exchanges, the Fund may be required to pay fixed brokerage commissions and therefore would not have the benefit of negotiated commissions that are available in U.S. markets.  Brokerage commissions are paid primarily for transactions in listed securities or for certain fixed-income agency transactions in the secondary market. Otherwise brokerage commissions are paid only if it appears likely that a better price or execution can be obtained by doing so.  In an option transaction, the Fund ordinarily uses the same broker for the purchase or sale of the option and any transaction in the securities to which the option relates.

      Other funds advised by the Manager may purchase or sell the same securities as the Fund at the same time as the Fund, which could affect the supply and price of the securities.  If two or more funds advised by the
Manager purchase the same security on the same day from the same dealer, the transactions under those combined orders are averaged as to price and allocated in accordance with the purchase or sale orders actually placed for each account.

      Most purchases of debt obligations, including Senior Loans, are principal transactions at net prices.  Instead of using a broker for those transactions, the Fund normally deals directly with the selling or purchasing principal or market maker unless the Manager determines that a better price or execution can be obtained by using the services of a broker.  Purchases of portfolio securities from underwriters include a commission or concession paid by the issuer to the underwriter.  Purchases from dealers include a spread between the bid and asked prices.  The Fund seeks to obtain prompt execution of these orders at the most favorable net price.

      The investment advisory agreement permits the Manager to allocate brokerage for research services. The investment research services provided by a particular broker may be useful only to one or more of the advisory accounts of the Manager and its affiliates. The investment research received for the commissions of those other accounts may be useful both to the Fund and one or more of the Manager's other accounts.  Investment research may be supplied to the Manager by a third party at the instance of a broker through which trades are placed.

      Investment research services include information and analysis on particular companies and industries as well as market or economic trends and portfolio strategy, market quotations for portfolio evaluations, analytical software and similar products and services. If a research service also assists the Manager in a non-research capacity (such as bookkeeping or other administrative functions), then only the percentage or component that provides assistance to the Manager in the investment decision-making process may be paid in commission dollars.

      Although the Manager currently does not do so, the Board of Trustees may permit the Manager to use stated commissions on secondary fixed-income agency trades to obtain research if the broker represents to the Manager that: (i) the trade is not from or for the broker's own inventory, (ii) the trade was executed by the broker on an agency basis at the stated commission, and (iii)
the trade is not a riskless principal transaction. The Board of Trustees permits the Manager to use commissions on fixed-price offerings to obtain research, in the same manner as is permitted for agency transactions.

      The research services provided by brokers broadens the scope and supplements the research activities of the Manager. That research provides additional views and comparisons for consideration, and helps the Manager to obtain market information for the valuation of securities that are either held in the Fund's portfolio or are being considered for purchase.  The Manager provides information to the Board about the commissions paid to brokers furnishing such services, together with the Manager's representation that the amount of such commissions was reasonably related to the value or benefit of such services.

-------------------------------------------------------------------------------
 Fiscal Year Ended 7/31:     Total Brokerage Commissions Paid by the Fund(1)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
           2004                                 $197,684
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
           2005                                 $108,390
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

           2006                                  $44,980

-------------------------------------------------------------------------------
1.    Amounts do not include  spreads or  commissions  on principal  transactions on a net trade basis.

Distribution and Service Plans

The Distributor.  Under its General Distributor's Agreement with the Fund, the
Distributor acts as the Fund's principal underwriter in the continuous public offering of the different classes of shares of the Fund.  The Distributor bears the expenses normally attributable to sales, including advertising and the cost of printing and mailing prospectuses, other than those furnished to existing shareholders.  The Distributor is not obligated to sell a specific number of shares.  Expenses normally attributable to sales are borne by the Distributor.

      The sales charges and concessions paid to, or retained by, the
Distributor from the sale of shares or on the repurchase of shares during the two most recent Fiscal years and the Early Withdrawal Charges retained by the
Distributor on the repurchased shares for the most recent Fiscal year are shown in the table below.

--------------------------------------------------------------------------------
   Fiscal Year    Concessions on Class B Shares  Concessions on Class C Shares
   Ended 7/31:    Advanced by the Distributor(1) Advanced by the Distributor(1)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
      2004                  $1,965,548                     $3,615,881
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
      2005                  $2,338,864                     $8,573,506
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      2006                  $1,133,251                     $5,965,954

--------------------------------------------------------------------------------
1.    The Distributor advances concessions to dealers for sales of Class B and
   Class C shares from its own resources at the time of sale.  1.
---------------------------------------------------------------------------------
                     Class A Early        Class B Early        Class C Early
   Fiscal Year     Withdrawal Charges   Withdrawal Charges   Withdrawal Charges
   Ended 7/31:        Retained by          Retained by          Retained by
                      Distributor          Distributor          Distributor
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
      2004               $2,355              $261,669             $51,818
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
      2005              $18,971              $332,290             $461,976
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

      2006              $33,188              $324,197             $362,328

---------------------------------------------------------------------------------

Distribution and Service Plans.  The Fund has adopted a Service Plan for Class
A shares and Distribution and Service Plans for Class B and Class C shares.
Under those plans the Fund pays the Distributor for all or a portion of its costs incurred in connection with the distribution and/or servicing of the shares of the particular class.

      Because the Fund is a closed-end fund and is not able to rely on the provisions of Rule 12b-1 under the Investment Company Act that apply to open-end funds, the Fund has requested and obtained from the SEC exemptive relief from certain provisions of the Investment Company Act, to permit the
Fund to adopt Distribution and Service Plans and to make payments under those plans to the Distributor. The operation of those plans is contingent upon the continued availability of that exemptive relief from the SEC. That exemptive order also permits the Fund to impose early withdrawal charges on its Class B and Class C shares, under the circumstances described in the Prospectus and elsewhere in this SAI.

      Each plan has been approved by a vote of the Board of Trustees, including a majority of the Independent Trustees(1), cast in person at a meeting called for the purpose of voting on that plan. Each plan has also been approved by the holders of a "majority" (as defined in the Investment Company Act) of the shares of the applicable class.  The shareholder votes were cast by the Manager as the sole initial shareholder of each class of shares of the Fund.

    Under the Plans, the Manager and the Distributor may make payments to affiliates.  In their sole discretion, they may also from time to time make substantial payments from their own resources, which include the profits the
Manager derives from the advisory fees it receives from the Fund, to compensate brokers, dealers, financial institutions and other intermediaries for providing distribution assistance and/or administrative services or that otherwise promote sales of the Fund's shares.  These payments, some of which may be referred to as "revenue sharing," may relate to the Fund's inclusion on a financial intermediary's preferred list of funds offered to its clients.

    Unless a plan is terminated as described below, the plan continues in effect from year to year but only if the Fund's Board of Trustees and its
Independent Trustees specifically vote annually to approve its continuance.
Approval must be by a vote cast in person at a meeting called for the purpose of voting on continuing the plan.  A plan may be terminated at any time by the vote of a majority of the Independent Trustees or by the vote of the holders of a "majority" (as defined in the Investment Company Act) of the outstanding shares of that class.

    The Board of Trustees and the Independent Trustees must approve all material amendments to a plan. An amendment to increase materially the amount of payments to be made under a plan must be approved by shareholders of the class affected by the amendment. Because Class B shares of the Fund automatically convert into Class A shares 72 months after purchase, the Fund must obtain the approval of both Class A and Class B shareholders for a proposed material amendment to the Class A Plan that would materially increase payments under the Plan.  That approval must be by a "majority" (as defined in the Investment Company Act) of the shares of each Class, voting separately by class.

      While the Plans are in effect, the Treasurer of the Fund shall provide separate written reports on the plans to the Board of Trustees at least quarterly for its review. The reports shall detail the amount of all payments made under a plan and the purpose for which the payments were made.  Those reports are subject to the review and approval of the Independent Trustees.

      Each plan states that while it is in effect, the selection and nomination of those Trustees of the Fund who are not "interested persons" of the Fund is committed to the discretion of the Independent Trustees.  This does not prevent the involvement of others in the selection and nomination process as long as the final decision as to selection or nomination is approved by a majority of the Independent Trustees.

    Under the plans for a class, no payment will be made to any recipient in any period in which the aggregate net asset value of all Fund shares of that class held by the recipient for itself and its customers does not exceed a minimum amount, if any, that may be set from time to time by a majority of the
Independent Trustees.

      |X|  Class A Service Plan.  Under the Class A service plan, the
Distributor currently uses the fees it receives from the Fund to pay brokers, dealers and other financial institutions (they are referred to as "recipients")
for personal services and account maintenance services they provide for their customers who hold Class A shares. The services include, among others, answering customer inquiries about the Fund, assisting in establishing and maintaining accounts in the Fund, making the Fund's investment plans available and providing other services at the request of the Fund or the Distributor. The
Class A service plan permits reimbursements to the Distributor of up to 0.25%
of the average annual net assets of Class A shares. The Board has set the rate at that level. While the plan permits the Board to authorize payments to the
Distributor to reimburse itself for services under the plan, the Board has not yet done so, except in the case of the special arrangement described below. The
Distributor makes payments to plan recipients periodically at an annual rate not to exceed 0.25% of the average annual net assets consisting of Class A shares held in the accounts of the recipients or their customers.

      For the fiscal year ended July 31, 2006 payments under the Class A plan totaled $3,192,059, of which $325 was retained by the Distributor under the arrangement described above, and included $91,428 paid to an affiliate of the
Distributor's parent company.  Any unreimbursed expenses the Distributor incurs with respect to Class A shares in any fiscal year cannot be recovered in subsequent years. The Distributor may not use payments received under the Class
A Plan to pay any of its interest expenses, carrying charges, or other financial costs, or allocation of overhead.

      |X|  Class B and Class C Distribution and Service Plans. Under each plan, distribution and service fees are computed on the average of the net asset value of shares in the respective class, determined as of the close of each regular business day during the period. Each plan provides for the Distributor to be compensated at a flat rate for its services, whether the Distributor's distribution expenses are more or less than the amounts paid by the Fund under the plan during the period for which the fee is paid.  The types of services that recipients provide are similar to the services provided under the Class A service plan, described above.

            Each plan permits the Distributor to retain both the asset-based sales charges and the service fee on shares or to pay recipients the service fee on a periodic basis, without payment in advance. However, the Distributor currently intends to pay the service fee to recipients in advance for the first year after Class B and Class C shares are purchased. After the first year shares are outstanding, after their purchase, the Distributor makes service fee payments periodically on those shares. The advance payment is based on the net asset value of shares sold. Shares purchased by exchange do not qualify for the advance service fee payment. If Class B or Class C shares are repurchased by the Fund during the first year after their purchase, the recipient of the service fees on those shares will be obligated to repay the Distributor a pro rata portion of the advance payment made on those shares. Class B or Class C shares may not be purchased by a new investor directly from the Distributor without the investor designating another registered broker-dealer.  If the investor no longer has another broker-dealer of record for an existing account, the Distributor is automatically designated as the broker-dealer of record, but solely for the purpose of acting as the investor's agent to purchase the shares.  In those cases, the Distributor retains the asset-based sales charge paid on Class B and Class C shares, but does not retain any service fees as to the assets represented by that account.

    The asset-based sales charge and service fees increase Class B and Class C expenses by 1.00% of the net assets per year of the respective classes.

      The Distributor retains the asset-based sales charge on Class B shares.
The Distributor retains the asset-based sales charge on Class C shares during the first year the shares are outstanding. It pays the asset-based sales charge as an ongoing concession to the recipient on Class C shares outstanding for a year or more. If a dealer has a special agreement with the Distributor, the
Distributor will pay the Class B and/or Class C service fee and the asset-based sales charge to the dealer periodically in lieu of paying the sales concessions and service fee in advance at the time of purchase.

      The asset-based sales charges on Class B and Class C shares allow investors to buy shares without a front-end sales charge while allowing the
Distributor to compensate dealers that sell those shares. The Fund pays the asset-based sales charges to the Distributor for its services rendered in distributing Class B and Class C shares. The payments are made to the
Distributor in recognition that the Distributor:
o     pays sales concessions to authorized brokers and dealers at the time of sale and pays service fees as described above,
o     may finance payment of sales concessions and/or the advance of the service fee payment to recipients under the plans, or may provide such financing from its own resources or from the resources of an affiliate,
o     employs personnel to support distribution of Class B and Class C shares,
o     bears the costs of sales literature, advertising and prospectuses (other than those furnished to current shareholders) and state "blue sky"
          registration fees and certain other distribution expenses,
o     may not be able to adequately compensate dealers that sell Class B and
          Class C shares without receiving payment under the plans and therefore may not be able to offer such Classes for sale absent the plans,
o     receives payments under the plans consistent with the service fees and asset-based sales charges paid by other non-proprietary funds that charge 12b-1 fees,
o     may use the payments under the plan to include the Fund in various third-party distribution programs that may increase sales of Fund shares,
o     may experience increased difficulty selling the Fund's shares if payments under the plan are discontinued because most competitor funds have plans that pay dealers for rendering distribution services as much or more than the amounts currently being paid by the Fund, and
o     may not be able to continue providing, at the same or at a lesser cost, the same quality distribution sales efforts and services, or to obtain such services from brokers and dealers, if the plan payments were to be discontinued.

      The Distributor's actual expenses in selling Class B and Class C shares may be more than the payments it receives from the early withdrawal charges collected on repurchased shares and from the Fund under the plans.  If either the Class B or the Class C plan is terminated by the Fund, the Board of
Trustees may allow the Fund to continue payments of the asset-based sales charge to the Distributor for distributing shares before the plan was terminated.

---------------------------------------------------------------------------------

     Distribution Fees Paid to the Distributor for the Year Ended 7/31/06*

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Class:        Total          Amount         Distributor's       Distributor's
                                                                Unreimbursed
                                            Aggregate           Expenses as %
              Payments       Retained by    Unreimbursed        of Net Assets
              Under Plan     Distributor    Expenses Under Plan of Class
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Class B Plan  $2,511,459(1)    $1,816,472       $7,522,593           2.36%

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Class C Plan  $11,556,037(2)   $4,950,952       $30,840,896          1.83%

---------------------------------------------------------------------------------

1.    Includes $31,852 paid to an affiliate of the Distributor's parent company.
2.    Includes $167,206 paid to an affiliate of the Distributor's parent company.

      Under the exemptive order granted to the Fund by the SEC that allows the
Fund to establish the Distribution and Service Plans and to pay fees to the
Distributor under those plans, all payments under the Class B and the Class C plans are subject to the limitations imposed by the Conduct Rules of the NASD on payments of asset-based sales charges and service fees.

Payments to Fund Intermediaries

      Financial intermediaries may receive various forms of compensation or reimbursement from the Fund in the form of 12b-1 plan payments as described in the preceding section of this SAI. They may also receive payments or concessions from the Distributor, derived from sales charges paid by the clients of the financial intermediary, also as described in this SAI. Additionally, the
Manager and/or the Distributor (including their affiliates) may make payments to financial intermediaries in connection with their offering and selling shares of the Fund and other Oppenheimer funds, providing marketing or promotional support, transaction processing and/or administrative services.
Among the financial intermediaries that may receive these payments are brokers and dealers who sell and/or hold shares of the Fund, banks (including bank trust departments), registered investment advisers, insurance companies, retirement plan and qualified tuition program administrators, third party administrators, and other institutions that have selling, servicing or similar arrangements with the Manager or Distributor. The payments to intermediaries vary by the types of product sold, the features of the Fund share class and the role played by the intermediary.

      Possible types of payments to financial intermediaries include, without limitation, those discussed below.

o     Payments made by the Fund, or by an investor buying or selling shares of the Fund may include:

o     depending on the share class that the investor selects, contingent deferred sales charges or initial front-end sales charges, all or a portion of which front-end sales charges are payable by the
            Distributor to financial intermediaries (see "About Your Account"
            in the Prospectus);
o     ongoing asset-based payments attributable to the share class selected, including fees payable under the Fund's distribution and/or service plans adopted under Rule 12b-1 under the Investment Company Act, which are paid from the Fund's assets and allocated to the class of shares to which the plan relates (see "About the Fund --
            Distribution and Service Plans" above);
o     shareholder servicing payments for providing omnibus accounting, recordkeeping, networking, sub-transfer agency or other
            administrative or shareholder services, including retirement plan and 529 plan administrative services fees, which are paid from the assets of a Fund as reimbursement to the Manager or Distributor for expenses they incur on behalf of the Fund.

o     Payments made by the Manager or Distributor out of their respective resources and assets, which may include profits the Manager derives from investment advisory fees paid by the Fund. These payments are made at the discretion of the Manager and/or the Distributor. These payments, often referred to as "revenue sharing" payments, may be in addition to the payments by the Fund listed above.

o     These types of payments may reflect compensation for marketing support, support provided in offering the Fund or other Oppenheimer funds through certain trading platforms and programs, transaction processing or other services;
o     The Manager and Distributor each may also pay other compensation to the extent the payment is not prohibited by law or by any
              self-regulatory agency, such as the NASD. Payments are made based on the guidelines established by the Manager and Distributor, subject to applicable law.

      These payments may provide an incentive to financial intermediaries to actively market or promote the sale of shares of the Fund or other Oppenheimer funds, or to support the marketing or promotional efforts of the Distributor in offering shares of the Fund or other Oppenheimer funds. In addition, some types of payments may provide a financial intermediary with an incentive to recommend the Fund or a particular share class. Financial intermediaries may earn profits on these payments, since the amount of the payment may exceed the cost of providing the service. Certain of these payments are subject to limitations under applicable law. Financial intermediaries may categorize and disclose these arrangements to their clients and to members of the public in a manner different from the disclosures in the Fund's Prospectus and this SAI. You should ask your financial intermediary for information about any payments it receives from the Fund, the Manager or the Distributor and any services it provides, as well as the fees and commissions it charges.

      Although brokers or dealers that sell Fund shares may also act as a broker or dealer in connection with the execution of the purchase or sale of portfolio securities by the Fund or other Oppenheimer funds, a financial intermediary's sales of shares of the Fund or such other Oppenheimer funds is not a consideration for the Manager when choosing brokers or dealers to effect portfolio transactions for the Fund or such other Oppenheimer funds.

      Revenue sharing payments can pay for distribution-related or asset retention items including, without limitation,

o     transactional support, one-time charges for setting up access for the
         Fund or other Oppenheimer funds on particular trading systems, and paying the intermediary's networking fees;
o     program support, such as expenses related to including the Oppenheimer funds in retirement plans, college savings plans, fee-based advisory or wrap fee programs, fund "supermarkets", bank or trust company products or insurance companies' variable annuity or variable life insurance products;
o     placement on the dealer's list of offered funds and providing representatives of the Distributor with access to a financial intermediary's sales meetings, sales representatives and management representatives.

      Additionally, the Manager or Distributor may make payments for firm support, such as business planning assistance, advertising, and educating a financial intermediary's sales personnel about the Oppenheimer funds and shareholder financial planning needs.

      For the year ended December 31, 2005, the following financial intermediaries that are broker-dealers offering shares of the Oppenheimer funds, and/or their respective affiliates, received revenue sharing or similar distribution-related payments from the Manager or Distributor for marketing or program support:

Advantage Capital Corp./Financial       Advest, Inc.
Services Corp.
Aegon USA                               Aetna Retirement Services, Inc.
A.G. Edwards & Sons, Inc.               AIG Life
Allianz Life Insurance Company          Allmerica Financial Life Insurance
                                        and Annuity Co.
Allstate Financial Advisors             American Enterprise Life Insurance
American General Securities, Inc.       American General Annuity
Ameriprise Financial Services, Inc.     American Portfolio Financial
                                        Services, Inc.
Ameritas Life Insurance Corporation     Annuity Investors Life
Associated Securities                   AXA Advisors
Banc One Securities Corp.               BNY Investment Center, Inc.
Cadaret Grant & Co. Inc.                Charles Schwab - Great West Life
Chase Investment Services Corp.         CitiCorp Investment Services, Inc.
Citigroup Global Markets, Inc. (SSB)    CitiStreet
Citizens Bank of Rhode Island           CJM Planning Corp.
Columbus Life Insurance Company         Commonwealth Financial Network
CUNA Brokerage Services, Inc.           CUSO Financial Services, L.P.
Federal Kemper Life Assurance Company   Financial Network (ING)
First Global Capital                    GE Financial Assurance - GE Life &
                                        Annuity
Glenbrook Life and Annuity Co.          Hartford
HD Vest                                 HSBC Brokerage (USA) Inc.
ING Financial Advisers                  ING Financial Partners
Jefferson Pilot Life Insurance Company  Jefferson Pilot Securities Corp.
John Hancock Life Insurance Co.         Kemper Investors Life Insurance Co.
Legend Equities Corp.                   Legg Mason
Lincoln Benefit Life                    Lincoln Financial
Lincoln Investment Planning, Inc.       Lincoln National Life
Linsco Private Ledger                   MassMutual Financial Group and
                                        affiliates
McDonald Investments, Inc.              Merrill Lynch & Co. and affiliates
MetLife and affiliates                  Minnesota Life Insurance Company
Mony Life Insurance Co.                 Morgan Stanley Dean Witter, Inc.
Multi-Financial (ING)                   Mutual Service Corporation
National Planning Holdings, Inc.        Nationwide and affiliates
NFP                                     New York Life Securities, Inc.
Park Avenue Securities LLC              PFS Investments, Inc.
Prime Capital Services, Inc.            Primevest Financial Services, Inc.
                                        (ING)
Protective Life Insurance Co.           Prudential Investment Management
                                        Services LLC
Raymond James & Associates              Raymond James Financial Services
RBC Dain Rauscher Inc.                  Royal Alliance
Securities America Inc.                 Security Benefit Life Insurance Co.
Sentra Securities                       Signator Investments
Sun Life Assurance Company of Canada    SunAmerica Securities, Inc.
SunTrust Securities                     Thrivent
Travelers Life & Annuity Co., Inc.      UBS Financial Services Inc.
Union Central Life Insurance Company    United Planners
Valic Financial Advisors, Inc.          Wachovia Securities LLC
Walnut Street Securities (Met Life      Waterstone Financial Group
Network)
Wells Fargo Investments, LLC

      For the year ended December 31, 2005, the following firms, which in some cases are broker-dealers, received payments from the Manager or Distributor for administrative or other services provided (other than revenue sharing arrangements), as described above:

ABN AMRO Financial Services Inc.        ACS HR Solutions LLC
Administrative Management Group         ADP Broker/Dealer Inc.
Aetna Financial Services                Alliance Benefit Group
American Stock Transfer & Trust Co      Ameriprise Financial Services, Inc.
Baden Retirement Plan Services LLC      Banc One Securities Corp.
BCG Securities                          Benefit Administration Company LLC
Benefit Administration Inc.             Benefit Plans Administrative
                                        Services
Benetech Inc.                           Bisys Retirement Services
Boston Financial Data Services Inc.     Ceridian Retirement Plan Services
Charles Schwab & Co Inc.                Charles Schwab Trust Company
Circle Trust Company                    Citigroup Global Markets Inc.
CitiStreet                              City National Bank
Columbia Funds Distributor Inc.         CPI Qualified Plan Consultants Inc.
Daily Access.Com Inc.                   Digital Retirement Solutions
DST Systems Inc.                        Dyatech LLC
Edgewood/Federated Investments          ERISA Administrative Services Inc.
Expert Plan Inc.                        FASCorp
FBD Consulting Inc.                     Fidelity Institutional Operations
                                        Co.
Fidelity Investments                    First National Bank of Omaha
First Trust Corp.                       First Trust-Datalynx
Franklin Templeton                      Geller Group LTD
GoldK Inc.                              Great West Life & Annuity Ins Co.
Hartford Life Insurance Co              Hewitt Associates LLC
ICMA-RC Services LLC                    Independent Plan Coordinators Inc.
ING                                     Ingham Group
Interactive Retirement Systems          Invesco Retirement Plans
Invesmart                               InWest Pension Management
John Hancock Life Insurance Co.         JPMorgan Chase & Co
JPMorgan Chase Bank                     July Business Services
Kaufman & Goble                         Leggette & Company Inc.
Lincoln National Life                   MassMutual Financial Group and
                                        affiliates
Matrix Settlement & Clearance Services  Mellon HR Solutions
Mercer HR Services                      Merrill Lynch & Co., Inc.
Metavante 401(k) Services               Metlife Securities Inc.
MFS Investment Management               Mid Atlantic Capital Corp.
Milliman Inc.                           Morgan Stanley Dean Witter Inc.
National City Bank                      National Financial Services Corp.
Nationwide Investment Service Corp.     New York Life Investment Management
Northeast Retirement Services           Northwest Plan Services Inc.
Pension Administration and Consulting   PFPC Inc.
Plan Administrators Inc.                PlanMember Services Corporation
Princeton Retirement Group Inc.         Principal Life Insurance Co
Programs for Benefit Plans Inc.         Prudential Retirement Insurance &
                                        Annuity Co.
Prudential Retirement Services          PSMI Group
Putnam Investments                      Quads Trust Company
RSM McGladrey Retirement Resources      SAFECO
Standard Insurance Co                   Stanley Hunt DuPree Rhine
Stanton Group Inc.                      State Street Bank & Trust
Strong Capital Management Inc.          Symetra Investment Services Inc.
T Rowe Price Associates                 Taylor Perky & Parker LLC
Texas Pension Consultants               The 401(K) Company
The Chicago Trust Company               The Retirement Plan Company LLC
The Vanguard Group                      TruSource
Unified Fund Services Inc.              Union Bank & Trust Co. (Nebraska)
USI Consulting Group (CT)               Valic Retirement Services Co
Wachovia Bank NA                        Web401k.com
Wells Fargo Bank NA                     Wilmington Trust Company
WySTAR Global Retirement Solutions

Performance of the Fund

Explanation of Performance Terminology. The Fund uses a variety of terms to illustrate its performance. These terms include "dividend yield," "average annual total return," and "cumulative total return."  An explanation of how yields and total returns are calculated is set forth below. You can obtain current performance information by calling the Fund's Transfer Agent at
1.800.225.5677 or by visiting the OppenheimerFunds Internet website at
www.oppenheimerfunds.com.

      The Fund's illustrations of its performance data in advertisements must comply with rules of the SEC.  Advertisement by the Fund of its performance data may include the average annual total returns for the advertised class of shares of the Fund.  Those returns may be shown for the 1-, 5- and 10-year periods (or the life of the class, if less) ending as of the most recently ended calendar quarter prior to the publication of the advertisement (or its submission for publication) and/or cumulative total returns over a stated
period.  Dividend yields may also be shown for a class of shares.

      Use of standardized performance calculations enables an investor to compare the Fund's performance to the performance of other funds for the same periods.  However, a number of factors should be considered before using the
Fund's performance information as a basis for comparison with other investments:

o     Yields and total returns measure the performance of a hypothetical account in the Fund over various periods and do not show the performance of each shareholder's account.  Your account's performance will vary from the model performance data if your dividends are received in cash, or you buy or sell shares during the period, or you bought your shares at a different time and price than the shares used in the model.

o     The Fund's performance returns may not reflect the effect of taxes on dividends and capital gains distributions.

o     An investment in the Fund is not insured by the FDIC or any other government agency.
o     The principal value of the Fund's shares, and its yields and total returns, are not guaranteed and normally will fluctuate on a daily basis.
o     When you sell your shares, they may be worth more or less than their original cost.
o     Yields and total returns for any given past period represent historical performance information and are not, and should not be considered, a prediction of future yields or returns.

o     Yields and Total returns for any given past period represent historical performance information and are not, and should not be considered, a prediction of future returns.

      The performance of each class of shares is shown separately, because the performance of each class of shares will usually be different. That is because of the different kinds of expenses each class bears.  The yields and total returns of each class of shares of the Fund are affected by market conditions, the quality of the Fund's investments, the maturity of debt investments, the types of investments the Fund holds, and its operating expenses that are allocated to the particular class.

      Unlike open-end mutual funds, closed-end funds are not required to calculate or depict performance in a standardized manner. However, the Fund may choose to follow the performance calculation methodology used by open-end funds.

      |X| Dividend Yield. Each class of shares calculates its dividend yield separately because of the different expenses that affect each class. Dividend yield is a distribution return based on the dividends paid on a class of shares during the actual dividend period.  To calculate dividend yield, the dividends of a class declared during a stated period are added together, and the sum is multiplied by 12 (to annualize the yield) and divided by the maximum offering price on the last day of the dividend period.  The formula is shown below:

---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
      Dividend Yield = (dividends paid / No. of days in period x No. of days in calendar year)
---------------------------------------------------------------------------------
                              Maximum Offering Price (payment date)
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------

      The maximum offering price for Class A shares includes the current maximum initial sales charge.  The maximum offering price for Class B and Class
C shares is the net asset value per share, without considering the effect of
Early Withdrawal Charges. There is no sales charge on Class Y shares. The Class
A dividend yield may also be quoted without deducting the maximum initial sales charge.

        -----------------------------------------------------------------

         The Fund's Dividend Yields for the 30-Day Period Ended 7/31/06

        -----------------------------------------------------------------
        -----------------------------------------------------------------
              Class of Shares                  Dividend Yield
        -----------------------------------------------------------------
        -----------------------------------------------------------------

                                          Without            After
                                       Sales Charge      Sales Charge

        -----------------------------------------------------------------
        -----------------------------------------------------------------

        Class A                            7.43%             7.16%

        -----------------------------------------------------------------
        -----------------------------------------------------------------

        Class B                            6.90%              N/A

        -----------------------------------------------------------------
        -----------------------------------------------------------------

        Class C                            6.93%              N/A

        -----------------------------------------------------------------

      |X|  Total Return Information.  There are different types of "total returns" to measure the Fund's performance.  Total return is the change in value of a hypothetical investment in the Fund over a given period, assuming that all dividends and capital gains distributions are reinvested in additional shares and that the investment is repurchased at the end of the period. Because of differences in expenses for each class of shares, the total returns for each class are separately measured. The cumulative total return measures the change in value over the entire period (for example, 10 years).  An average annual total return shows the average rate of return for each year in a period that would produce the cumulative total return over the entire period. However, average annual total returns do not show actual year-by-year performance. The
Fund uses standardized calculations for its total returns as prescribed by the
SEC for open-end funds. The methodology is discussed below.

      In calculating total returns for Class A shares, the current maximum sales charge of 3.50% (as a percentage of the offering price) is deducted from the initial investment ("P") (unless the return is shown without sales charge, as described below). For Class B shares, the applicable early withdrawal charge is applied, depending on the period for which the return is shown: 3.0% in the first year, 2.0% in the second year, 1.5% in the third and fourth years, 1.0%
in the fifth year, and none thereafter.  For Class C shares, the 1% early withdrawal charge is deducted for returns for the 1-year period. There is no sales charge on Class Y shares.

o     Average Annual Total Return.  The "average annual total return" of each class is an average annual compounded rate of return for each year in a specified number of years.  It is the rate of return based on the change in value of a hypothetical initial investment of $1,000 ("P" in the formula below)
held for a number of years ("n" in the formula) to achieve an Ending Redeemable
Value ("ERV" in the formula) of that investment, according to the following formula:

ERV    l/n - 1 = Average Annual Total
               Return
  P

o     Average Annual Total Return (After Taxes on Distributions). The "average annual total return (after taxes on distributions)" of Class A shares is an average annual compounded rate of return for each year in a specified number of years, adjusted to show the effect of federal taxes (calculated using the highest individual marginal federal income tax rates
in effect on any reinvestment date) on any distributions made by the Fund during the specified period. It is the rate of return based on the change in value of a hypothetical initial investment of $1,000 ("P" in the formula below)
held for a number of years ("n" in the formula) to achieve an ending value
("ATVD" in the formula) of that investment, after taking into account the effect of taxes on Fund distributions, but not on the redemption of Fund shares, according to the following formula:

ATVD        - 1=  Average Annual Total Return (After Taxes on
1/n         Distributions)
  P

Average Annual Total Return (After Taxes on Distributions and Redemptions).
The "average annual total return (after taxes on distributions and redemptions)" of Class A shares is an average annual compounded rate of return for each year in a specified number of years, adjusted to show the effect of federal taxes (calculated using the highest individual marginal federal income tax rates in effect on any reinvestment date) on any distributions made by the
Fund during the specified period and the effect of capital gains taxes or capital loss tax benefits (each calculated using the highest federal individual capital gains tax rate in effect on the redemption date) resulting from the redemption of the shares at the end of the period. It is the rate of return based on the change in value of a hypothetical initial investment of $1,000
("P" in the formula below) held for a number of years ("n" in the formula) to achieve an ending value ("ATVDR" in the formula) of that investment, after taking into account the effect of taxes on fund distributions and on the redemption of Fund shares, according to the following formula:

ATVDR       - 1=  Average Annual Total Return (After Taxes on
1/n         Distributions and Redemptions)
  P

o     Cumulative Total Return.  The "cumulative total return" calculation measures the change in value of a hypothetical investment of $1,000 over an entire period of years.  Its calculation uses some of the same factors as average annual total return, but it does not average the rate of return on an annual basis.  Cumulative total return is determined as follows:

 ERV - P   = Total Return
-----------
    P

|X|   Total Returns at Net Asset Value.  From time to time the Fund may also quote a cumulative or an average annual total return "at net asset value"
(without deducting sales charges) for Class B or Class C shares. There is no sales charge on Class Y shares.  Each is based on the difference in net asset value per share at the beginning and the end of the period for a hypothetical investment in that class of shares (without considering front-end or early withdrawal charges) and takes into consideration the reinvestment of dividends and capital gains distributions.

----------------------------------------------------------------------------------------------

                   The Fund's Total Returns for the Periods Ended 7/31/06

----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Class of    Cumulative Total   --------------------------------------------------------------
                Returns
              (10 Years or
           life-of-class, if
Shares           less)                          Average Annual Total Returns

----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

                                      1-Year               5-Year           Life of Class

----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

          After     Without    After     Without    After     Without    After     Without
          Early     Early      Early     Early      Early     Early      Early     Early
          WithdrawalWithdrawal WithdrawalWithdrawal WithdrawalWithdrawal WithdrawalWithdrawal
           Charges    Charge    Charges    Charge    Charges    Charge    Charges    Charge

----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Class      42.23%     47.39%     3.35%     7.10%      5.14%     5.89%      5.24%     5.78%
A(1)

----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Class      43.04%     43.04%     3.49%     6.49%      5.15%     5.32%      5.33%     5.33%
B(2)

----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Class      42.49%     42.49%     5.56%     6.56%      5.38%     5.38%      5.27%     5.27%
C(3)

----------------------------------------------------------------------------------------------
1. Inception of Class A:      9/8/99.
---------------------------------------------------------------------------------
2. Inception of Class B:      9/8/99.  Because Class B shares  convert to Class A
   shares 72 months after  purchase,  Class B  "life-of-class"  performance  does not include any Early Withdrawal Charges.
3.    Inception of Class C:   9/8/99.

---------------------------------------------------------------------------

   Average Annual Total Returns for Class A Shares (After Sales Charge)
                      For the Periods Ended 7/31/06

---------------------------------------------------------------------------
---------------------------------------------------------------------------

                                1-Year         5-Year       Life of Class

---------------------------------------------------------------------------
---------------------------------------------------------------------------

After Taxes on Distributions     0.91%          3.02%         2.80%(1)

---------------------------------------------------------------------------
---------------------------------------------------------------------------

After Taxes on                   2.14%          3.10%         2.95%(1)
Distributions and
Redemption of Fund Shares

---------------------------------------------------------------------------
-------------------------------------------------------------------------

1. Inception date of Class A: 9/8/99.Oppenheimer Limited Term Government Fund

Other Performance Comparisons.  The Fund compares
annually to that of an appropriate broadly-based
Annual Report of shareholders. You can obtain tha
contacting the Transfer Agent at the address or t its performance on the cover of this SAI The Fund may also comparmarket index in its that of other investments, including other mutualt information by or rankings of its performance by independent ranelephone numbers shown
Examples of these performance comparisons are sete its performance to funds,  or use  ratings

|X| Lipper  Rankings.  From time to time the Fund may publish the ranking of the performance  of its classes of shares by Lipper,  Inc.  ("Lipper").  Lipper is a widely-recognized  independent mutual fund monitoring  service.  Lipper monitors the performance of regulated  investment  companies and ranks their  performance for  various  periods  in  categories  based on  investment  styles.  The Lipper performance rankings are based on total returns that include the reinvestment of capital gain distributions and income dividends but do not take sales charges or taxes into consideration,.  The Fund is ranked in the "Loan Participation Funds"
category.  Lipper publishes "peer-group" indices of the performance of all funds in a category that it monitorsand  averages of the  perforemance of the funds in particular categories.

|X| Morningstar Ratings.  From time to time the Fund may publish the star rating of the performance of its classes of shares by Morningstar,  nc., an independent mutual  fund  monitoring  service.  Morningstar  rates  mutual  funds  in  their specialized market sector. The Fund is rated among ultrashort bond funds.

     Morningstar  proprietary  star ratings  reflect  historiecal  risk-adjusted total  investment  return.  For each  fund with at least a  three-year  history,
Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted
Return  measure that  accounts for  variation  in a fund's  monthly  performance
(including the effects of sales charges,  loads, and redemption  fees),  placing more emphasis on downward variations and rewarding consistent  performance.  The top 10% of funds in each  category  receive 5 stars,  the next  22.5%  receive 4 stars,  the next 35% receive 3 stars, the next 22.5% receive 2 stars, and bottom
10%  receive 1 star.  (Each  share  class is counted  as a fraction  of one fund within this scale and rated separately, which may cause slight variations in the distribution  percentages.) The Overall Morningstar Rating for a fund is derived from a weighted average of the performance  figures  associated with its three-, five-and ten-year (if applicable) Morningstar Rating metrics.

|X|  Performance  Rankings and  Comparisons by Other Entities and  Publications.
From  time  to time  the  Fund  may  include  in its  advertisements  and  sales literature performance  information about the Fund cited in newspapers and other periodicals  such as The New York Times, The Wall Street Journal,  Barron's,  or
similar publications.  That information may include performance  quotations from other sources,  including Lipper and Morningwtar.  The Performance of the Fund's
classes of shares may be compared in  publications to the performance of various market indices or other investments, and averages, performance rankings or other benchmarks prepared by recognized mutual fund statistical services.

     Investors  may also wish to compare the returns on the Fund's share classes to the  return on  fixed-income  investments  available  from  banks and  thrift institutions.  Those include  certificates of deposit,  ordinary  interestpaying checking  and  savings  accounts,  and  other  form of  fixed or  variable  time deposits,  and various other  struments  such as Treasury  bills.  However,  the
Fund's  returns and share price are not guaranteed or insured by the FDIC or any other agency and will fluctuate daily, while bank depository  obligations may be insured  by the  FDIC  and may  provide  fixed  rates of  return.  Repayment  of principal  and payment of interest on Treasury  securities is backed by the full faith and credit of the U.S. governhment.

     From time to time, the Fund may publish rankings of the Manager or Transfer
Agent,  and of the investor  services  provided by them to  shareholders  of the
Oppenheimer  funds,  other than  performance  rankings of the Oppenheimer  funds themselves.  Those ratings or rankings of shareholder  and investor  services by third parties may include  comparisons  of their  services to those  provided by other mutual fund families selected by the rating or ranking services.  They may be based upon the opinions of the rating or ranking  service  itself,  using its research or judgment, or based upon surveys of investors,  brokers, shareholders or others.

     From time to time,  the Fund may  include in its  advertisements  and sales literature the total return  performance of a  hypothetical  investment  account that  includes  shares of the fund and other  Oppenheimer  funds.  The  combined account may be part of an illustration of an asset  allocation  model or similar presentation. The accout performance may combine total return performance of the fund and the total return performance of other Oppenheimer funds included in the account.  Additionally,  from time to time, the Fund's  advertisements and sales literature may include,  for illustrative or comparative  purposes,  statistical data or  other  information  about  general  or  specific  market  and  economic conditions that may include, for example:

o    information  about the  performance  of comparative  purposes,  commodities markets or segments of thoseal or specific market

o    information about the performance of the economies of particular  countries or regions,

o    the earnings of companies  included in segments of  particular  industries, sectors, securities markets, countries or regions,

o     the  availability of different types of securities or offerings of securities,

o    information relating to the gross national or gross domestic product of the
     United States or other countries or regions,

o    comparisons   of  various   market   sectors  or  indices  to   demonstrate
     performance, risk, or other characteristics of the Fund.

ABOUT YOUR ACCOUNT

How to Buy Shares

Additional  information is presented below about the methods that can be used to buy shares of the Fund.  Appendix B contains more information  about the special early  withdrawal  arrangements  and  waivers  offered  by  the  Fund,  and  the circumstances  in which  early  withdrawal  charges may be reduced or waived for certain classes of investors.

When you purchase shares of the Fund, your ownership interest in the shares of the Fund will be recorded aa a book entry on the records of the Fund.  The Fund will not issue or re-register physical share certificates.

AccountLink.  When shares are purchased through AccountLink,  each purchase must be at least  $50 and  sharholders  must  invest  at least  $500  before an Asset
Builder Plan  (described  below) can be established  on a new account.  Accounts established  prior  to  November  1,  2002  will  remain  at $25 for  additional purchases.  Shares will be purchased on the regular business day the Distributor is instructed to initiate the Automated  Clearing House ("ACH")  transfer to buy the shares. Dividends will begin to accrue on shares purchased with the proceeds of ACH  transfers on the business day the Fund  receives  Federal  Funds for the purchase  through the ACH system before the close of the New York Stock Exchange
("the NYSE").  The NYSE normally  closes at 4:00 p.m.,  but may close earlier on certain days. If Federal Funds are received on a business day after the close of the NYSE, the shares will be purchased and dividends will begin to accrue on the next regular business day. The proceeds of ACH transfer are normally received by the Fund three days after the  transfers are  initiated.  If the proceeds of the
ACH transfer are not received on a timely basis,  the  Distributor  reserves the right  to  cancel  the  purchase  order.  The  Distributor  and the Fund are not responsible  for any delays in purchasing  shares  resulting  from delays in ACH transmissions.

Reduced Sales Charges.  As discussed in the  Prospectus,  a reduced sales charge rate may be obtained for Class A shares under Right of Accumulation  and Letters of Intent  because of the  economies of sales  efferts and reduction in expenses realized by the  Distributor,  dealers and brokers  making such sales.  No sales charge is imposed in certain other circumstances described in Appendix B to this
SAI  because the  Distributor  or dealer or broker  incurs  little or no selling expenses.

     A fiduciary  can count all shares  purchased  for a trust,  estate or other fiduciary  account  (including  one or more  employee  benefit plans of the same employer) that has multiple  accounts.  The  Distributor  will add the value, at current offering price, of the shares you previously purchased and currently own to the value of  current  purchases  to  determine  the sales  charge  rate that applies. The reduced sales charge will apply only to current purchases. You must request it when you buy shares.

The Oppenheimer  Funds.  The Oppenheimer  funds are those mutual funds for which the Distributor acts as the distributor and currently include the following:

Oppenheimer AMT-Free Municipals
-------------------------------------------------------------------------

Oppenheimer AMT-Free New York Municipals  Oppenheimer Main Street Opportunity Fund
Oppenheimer Balanced Fund                 Oppenheimer Main Street Small Cap Fund
Oppenheimer California Municipal Fund     Oppenheimer MidCap Fund
Oppenheimer Capital Appreciation Fund     Oppenheimer New Jersey Municipal Fund
                                          Oppenheimer Principal Protected Main
Oppenheimer Capital Income Fund           Street Fund
                                          Oppenheimer Principal Protected Main
Oppenheimer Champion Income Fund          Street Fund II
                                          Oppenheimer Principal Protected Main
Oppenheimer Convertible Securities Fund   Street Fund III
Oppenheimer Core Bond Fund                Oppenheimer Pennsylvania Municipal Fund
Oppenheimer Developing Markets Fund       Oppenheimer Quest Balanced Fund
                                          Oppenheimer Quest Capital Value Fund,
Oppenheimer Discovery Fund                Inc.
Oppenheimer Dividend Growth Fund          Oppenheimer Quest Opportunity Value Fund
Oppenheimer Emerging Growth Fund          Oppenheimer Quest Value Fund, Inc.
Oppenheimer Emerging Technologies Fund    Oppenheimer Main Street Fund
Oppenheimer Enterprise Fund               Oppenheimer Real Asset Fund
Oppenheimer Discovery Fund                Oppenheimer Real Estate Fund
                                          Oppenheimer Rochester Massachusetts
Oppenheimer Equity Fund, Inc.             Municipal Fund
                                          Oppenheimer Rochester Michigan
Oppenheimer Global Fund                   Municipal Fund
                                          Oppenheimer Rochester National
Oppenheimer Global Opportunities Fund     Municipals
                                          Oppenheimer Rochester Ohio Municipal
Oppenheimer Gold & Special Minerals Fund  Fund
                                          Oppenheimer Rochester Virginia
Oppenheimer Growth Fund                   Municipal Fund
Oppenheimer High Yield Fund               Oppenheimer Select Value Fund
Oppenheimer International Bond Fund       Oppenheimer Senior Floating Rate Fund
Oppenheimer International Diversified
Fund                                      Oppenheimer Small- & Mid- Cap Value Fund
Oppenheimer International Growth Fund     Oppenheimer Strategic Income Fund
Oppenheimer International Small Company
Fund                                      Oppenheimer U.S. Government Trust
Oppenheimer International Value Fund      Oppenheimer Value Fund
Oppenheimer Limited Term California
Municipal Fund                            Limited Term New York Municipal Fund
Oppenheimer Limited Term Municipal Fund   Rochester Fund Municipals
Oppenheimer Main Street Fund              Oppenheimer Portfolio Series
                                             Active Allocation Fund
                                             Aggressive Investor Fund
                                             Conservative Investor Fund
                                             Moderate Investor Fund

And the following money market funds:
Oppenheimer Cash Reserves                 Centennial Money Market Trust
Oppenheimer Money Market Fund, Inc.       Centennial New York Tax Exempt Trust
Centennial California Tax Exempt Trust    Centennial Tax Exempt Trust
Centennial Government Trust

      There is an initial sales charge on the purchase of Class A shares of each of the Oppenheimer funds described above except the money market funds.
Under certain circumstances described in this SAI, redemption proceeds of certain money market fund shares may be subject to a contingent deferred sales charge.

Letters of Intent.  Under a Letter of Intent ("Letter"), you can reduce the sales charge rate that applies to your purchases of Class A shares if you purchase Class A, Class B or Class C shares of the Fund or other Oppenheimer funds during a 13-month period. The total amount of your purchases of Class A,
Class B and Class C shares will determine the sales charge rate that applies to your Class A share purchases during that period. You can choose to include purchases that you made up to 90 days before the date of the Letter. Class A shares of Oppenheimer Money Market Fund, Inc. and Oppenheimer Cash Reserves on
which you have not paid a sales charge and any Class N shares you purchase, or may have purchased, will not be counted towards satisfying the purchases specified in a Letter.

      A Letter is an investor's statement in writing to the Distributor of his or her intention to purchase a specified value of Class A, Class B and Class C shares of the Fund and other Oppenheimer funds during a 13-month period (the
"Letter period"). At the investor's request, this may include purchases made up to 90 days prior to the date of the Letter. The Letter states the investor's intention to make the aggregate amount of purchases of shares which will equal or exceed the amount specified in the Letter. Purchases made by reinvestment of dividends or capital gains distributions and purchases made at net asset value
(i.e. without a sales charge) do not count toward satisfying the amount of the
Letter.

      Each purchase of Class A shares under the Letter will be made at the offering price (including the sales charge) that would apply to a single lump-sum purchase of shares in the amount intended to be purchased under the
Letter.

      In submitting a Letter, the investor makes no commitment to purchase shares. However, if the investor's purchases of shares within the Letter period, when added to the value (at offering price) of the investor's holdings of shares on the last day of that period, do not equal or exceed the intended purchase amount, the investor agrees to pay the additional amount of sales charge applicable to such purchases. That amount is described in "Terms of
Escrow," below (those terms may be amended by the Distributor from time to time). The investor agrees that shares equal in value to 5% of the intended purchase amount will be held in escrow by the Transfer Agent subject to the
Terms of Escrow. Also, the investor agrees to be bound by the terms of the
Prospectus, this SAI and the application used for a Letter. If those terms are amended, as they may be from time to time by the Fund, the investor agrees to be bound by the amended terms and that those amendments will apply automatically to existing Letters.

      If the total eligible purchases made during the Letter period do not equal or exceed the intended purchase amount, the concessions previously paid to the dealer of record for the account and the amount of sales charge retained by the Distributor will be adjusted to the rates applicable to actual total purchases. If total eligible purchases during the Letter period exceed the intended purchase amount and exceed the amount needed to qualify for the next sales charge rate reduction set forth in the Prospectus, the sales charges paid will be adjusted to the lower rate. That adjustment will be made only if and when the dealer returns to the Distributor the excess of the amount of concessions allowed or paid to the dealer over the amount of concessions that apply to the actual amount of purchases. The excess concessions returned to the
Distributor will be used to purchase additional shares for the investor's account at the net asset value per share in effect on the date of such purchase, promptly after the Distributor's receipt thereof.

      The Transfer  Agent will not hold shares in escrow for  purchases of shares of the Fund and other  Oppenheimer  funds by  OppenheimerFunds  prototype  401(k)
plans under a Letter.  If the intended  purchase  amount  under a Letter  entered into by an  OppenheimerFunds  prototype  401(k) plan is not purchased by the plan by the end of the Letter  period,  there  will be no  adjustment  of  concessions paid to the  broker-dealer  or financial  institution of record for accounts held in the name of that plan.

      In determining the total amount of purchases made under a Letter, shares redeemed by the investor prior to the termination of the Letter period will be deducted. It is the responsibility of the dealer of record and/or the investor to advise the Distributor about the Letter when placing any purchase orders for the investor during the Letter period. All of such purchases must be made through the Distributor.

      |X|   Terms of Escrow That Apply to Letters of Intent.

      1. Out of the initial purchase (or subsequent purchases if necessary)
made pursuant to a Letter, shares of the Fund equal in value up to 5% of the intended purchase amount specified in the Letter shall be held in escrow by the
Transfer Agent.  For example, if the intended purchase amount is $50,000, the escrow shall be shares valued in the amount of $2,500 (computed at the offering price adjusted for a $50,000 purchase).  Any dividends and capital gains distributions on the escrowed shares will be credited to the investor's account.

      2. If the total minimum investment specified under the Letter is completed within the 13-month Letter period, the escrowed shares will be promptly released to the investor.

      3. If, at the end of the 13-month Letter period the total purchases pursuant to the Letter are less than the intended purchase amount specified in the Letter, the investor must remit to the Distributor an amount equal to the difference between the dollar amount of sales charges actually paid and the amount of sales charges which would have been paid if the total amount purchased had been made at a single time.  That sales charge adjustment will apply to any shares redeemed prior to the completion of the Letter.  If the difference in sales charges is not paid within twenty days after a request from the Distributor or the dealer, the Distributor will, within sixty days of the expiration of the Letter, redeem the number of escrowed shares necessary to realize such difference in sales charges.  Full and fractional shares remaining after such redemption will be released from escrow.  If a request is received to redeem escrowed shares prior to the payment of such additional sales charge, the sales charge will be withheld from the redemption proceeds.

      4. By signing the Letter, the investor irrevocably constitutes and appoints the Transfer Agent as attorney-in-fact to surrender for redemption any or all escrowed shares.

5.    The shares eligible for purchase under the Letter (or the holding of which may be counted toward completion of a Letter) include:
(a)   Class A shares sold with a front-end sales charge or subject to a Class A contingent deferred sales charge,

(b)   Class B and Class C shares of other Oppenheimer funds acquired subject to a contingent deferred sales charge, and
(c)   Class A, Class B or Class C shares acquired by exchange of either (1)
            Class A shares of one of the other Oppenheimer funds that were acquired subject to a Class A initial or contingent deferred sales charge or (2) Class B or Class C shares of one of the other
            Oppenheimer funds that were acquired subject to a contingent deferred sales charge.

      6.  Shares held in escrow hereunder will automatically be exchanged for shares of another fund to which an exchange is requested, as described in the section of the Prospectus entitled "How to Exchange Shares" and the escrow will be transferred to that other fund.

Asset Builder Plans. As explained in the Prospectus, you must initially establish your account with $500. Subsequently, you can establish an Asset
Builder Plan to automatically purchase additional shares directly from a bank account for as little as $50. For those accounts established prior to November
1, 2002 and which have previously established Asset Builder Plans, additional purchases will remain at $25.  Shares purchased by Asset Builder Plan payments from bank accounts are subject to the redemption restrictions for recent purchases described in the Prospectus.  Asset Builder Plans are available only if your bank is an ACH member.  Asset Builder Plans may not be used to buy shares for OppenheimerFunds employer-sponsored qualified retirement accounts.

      If you make payments from your bank account to purchase shares of the
Fund, your bank account will be debited automatically.  Normally the debit will be made two business days prior to the investment dates you selected on your application.  Neither the Distributor, the Transfer Agent nor the Fund shall be responsible for any delays in purchasing shares that result from delays in ACH transmissions.

      Before you establish Asset Builder payments, you should obtain a prospectus of the selected fund(s) from your financial advisor (or the
Distributor) and request an application from the Distributor.  Complete the application and return it.  You may change the amount of your Asset Builder payment or you can terminate these automatic investments at any time by writing to the Transfer Agent.  The Transfer Agent requires a reasonable period
(approximately 10 days) after receipt of your instructions to implement them.
The Fund reserves the right to amend, suspend, or discontinue offering Asset
Builder plans at any time without prior notice.

Retirement Plans.  As stated in the Prospectus, the Fund does not offer to redeem its shares daily, and the quarterly repurchase offers cannot guarantee that the entire number of shares tendered by a shareholder will be repurchased by the Fund in a particular repurchase offer. Therefore, the Fund may not be an appropriate investment for retirement plans, especially if the investor must take regular periodic distributions of a specific amount from the plan to satisfy the minimum distribution requirements of the Internal Revenue Code that apply to plans after the investor reaches age 701/2.  The same limitations apply to plans that would otherwise wish to offer the Fund as part of a
"multi-manager" product, because investments in the Fund could not be readily liquidated to fund investments in other plan investment choices. Additionally, because exchanges of Fund shares for shares of other Oppenheimer funds are limited to quarterly repurchase offers, the Fund may not be appropriate for plans that need to offer their participants the ability to make more frequent exchanges.

Cancellation of Purchase Orders.  Cancellation of purchase orders for the
Fund's shares (for example, when a purchase check is returned to the Fund unpaid) causes a loss to be incurred when the net asset values of the Fund's shares on the cancellation date is less than on the purchase date.  That loss is equal to the amount of the decline in the net asset value per share multiplied by the number of shares in the purchase order.  The investor is responsible for that loss.  If the investor fails to compensate the Fund for the loss, the Distributor will do so.  The Fund may reimburse the Distributor for that amount by repurchasing shares from any account registered in that investor's name, or the Fund or the Distributor may seek other redress.

Classes of Shares.  The Fund's multiple class structure is available because the Fund has obtained from the SEC an exemptive order (discussed in
"Distribution Plans") permitting it to offer more than one class of shares.  The availability of the Fund's share classes is contingent upon the continued
availability of the relief under that order.

      Each class of shares of the Fund represents an interest in the same portfolio of investments of the Fund.  However, each class has different shareholder privileges and features. The net income attributable to Class B or
Class C shares and the dividends payable on Class B or Class C shares will be reduced by incremental expenses borne solely by that class.  Those expenses include the asset-based sales charges to which Class B and Class C shares are subject.

      The availability of different classes of shares permits an investor to choose the method of purchasing shares that is more appropriate for the investor.  That may depend on the amount of the purchase, the length of time the investor expects to hold shares, and other relevant circumstances.  Class A shares normally are sold subject to an initial sales charge.  While Class B and
Class C shares have no initial sales charge, the purpose of the early withdrawal charge and asset-based sales charge on Class B and Class C shares is the same as that of the initial sales charge on Class A shares -to compensate the Distributor and brokers, dealers and financial institutions that sell shares of the Fund.  A salesperson who is entitled to receive compensation from his or her firm for selling Fund shares may receive different levels of compensation for selling one class of shares rather than another.

      The Distributor will not accept a purchase order of more than $100,000 for Class B shares or a purchase order of $1 million or more to purchase Class
C shares on behalf of a single investor (not including dealer "street name" or omnibus accounts).

      Class B or Class C shares may not be purchased by a new investor directly from the Distributor without the investor designating another registered broker-dealer

|X|   Class A Shares Subject to an Early Withdrawal Charge. For purchases of
Class A shares at net asset value whether or not subject to an Early Withdrawal
Charge as described in the Prospectus, no sales concessions will be paid to the broker-dealer of record, as described in the Prospectus, on sales of Class A shares purchased with the redemption proceeds of shares of another mutual fund offered as an investment option in a retirement plan in which Oppenheimer funds are also offered as investment options under a special arrangement with the
Distributor, if the purchase occurs more than 30 days after the Oppenheimer funds are added as an investment option under that plan. Additionally, that concession will not be paid on purchases of Class A shares by a retirement plan made with the redemption proceeds of Class N shares of one or more Oppenheimer funds held by the plan for more than 18 months.

|X|   Class B Conversion. Under current interpretations of applicable federal income tax law by the Internal Revenue Service, the conversion of Class B shares to Class A shares 72 months after purchase is not treated as a taxable event for the shareholder. If those laws or the IRS interpretation of those laws should change, the automatic conversion feature may be suspended. In that event, no further conversions of Class B shares would occur while that suspension remained in effect. Although Class B shares could then be exchanged for Class A shares on the basis of relative net asset value of the two classes, without the imposition of a sales charge or fee, such exchange could constitute a taxable event for the shareholder, and absent an exchange, Class B shares might continue to be subject to the asset-based sales charge for longer than six years.

|X|   Allocation of Expenses.  The Fund pays expenses related to its daily operations, such as custodian fees, Trustees' fees, transfer agency fees, legal fees and auditing costs.  Those expenses are paid out of the Fund's assets and are not paid directly by shareholders.  However, those expenses reduce the net asset values of shares, and therefore are indirectly borne by shareholders through their investment.

      The methodology for calculating the net asset value, dividends and distributions of the Fund's share classes recognizes two types of expenses.
General expenses that do not pertain specifically to any one class are allocated pro rata to the shares of all classes. The allocation is based on the percentage of the Fund's total assets that is represented by the assets of each class, and then equally to each outstanding share within a given class.  Such general expenses include management fees, legal, bookkeeping and audit fees, printing and mailing costs of shareholder reports, Prospectuses, Statements of
Additional Information and other materials for current shareholders, fees to unaffiliated Trustees, custodian expenses, share issuance costs, organization and start-up costs, interest, taxes and brokerage commissions, and non-recurring expenses, such as litigation costs.

      Other expenses that are directly attributable to a particular class are allocated equally to each outstanding share within that class.  Examples of such expenses include distribution and  service plan (12b-1) fees, transfer and shareholder servicing agent fees and expenses and shareholder meeting expenses
(to the extent that such expenses pertain only to a specific class).

Fund Account Fees. As stated in the Prospectus, a $12 annual "Minimum Balance
Fee" is assessed on each Fund account with a share balance valued under $500.
The Minimum Balance Fee is automatically deducted from each such Fund account in September.

      Listed below are certain cases in which the Fund has elected, in its discretion, not to assess the Fund Account Fees.  These exceptions are subject to change:
o     A fund account whose shares were acquired after September 30th of the prior year;
o     A fund account that has a balance below $500 due to the automatic conversion of shares from Class B to Class A shares. However, once all Class B shares held in the account have been converted to Class A shares the new account balance may become subject to the Minimum Balance Fee;
o     Accounts of shareholders who elect to access their account documents electronically via eDoc Direct;
o     A fund account that has only certificated shares and, has a balance below
               $500 and is being escheated;
o     Accounts of shareholders that are held by broker-dealers under the NSCC
               Fund/SERV system;
o     Accounts held under the Oppenheimer Legacy Program and/or holding certain
               Oppenheimer Variable Account Funds;
o     Omnibus accounts holding shares pursuant to the Pinnacle, Ascender,
               Custom Plus, Recordkeeper Pro and Pension Alliance Retirement
               Plan programs; and
o     A fund account that falls below the $500 minimum solely due to market fluctuations within the 12-month period preceding the date the fee is deducted.

      To access account documents electronically via eDocs Direct, please visit the Service Center on our website at www.oppenheimerfunds.com or call
      1.888.470.0862 for instructions.

      The Fund reserves the authority to modify Fund Account Fees in its discretion.

Determination of Net Asset Values Per Share. The net asset values per share of each class of shares of the Fund are determined as of the close of business of the NYSE on each day that the NYSE is open. The calculation is done by dividing the value of the Fund's net assets attributable to a class by the number of shares of that class that are outstanding.  The NYSE normally closes at 4:00
p.m., Eastern time, but may close earlier on some other days (for example, in case of weather emergencies or on days falling before a U.S. holiday).  All references to time in this SAI mean "Eastern time." The NYSE's most recent annual announcement (which is subject to change) states that it will close on
New year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday,
Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.
It may also close on other days.

      Dealers other than NYSE members may conduct trading in certain securities on days on which the NYSE is closed (including weekends and U.S. holidays) or after 4:00 p.m. on a regular business day. Because the Fund's net asset values will not be calculated on those days, the Fund's net asset values per share may be significantly affected on such days when shareholders may not purchase or redeem shares.  Additionally, trading on European and Asian stock exchanges and over-the-counter markets normally is completed before the close of the
Exchange.

      Changes in the values of securities traded on foreign exchanges or markets as a result of events that occur after the prices of those securities are determined, but before the close of the NYSE, will not be reflected in the
Fund's calculation of its net asset values that day unless the Manager determines that the event is likely to effect a material change in the value of the security. The Manager, or an internal valuation committee established by the Manager, as applicable, may establish a valuation, under procedures established by the Board and subject to the approval, ratification and confirmation by the Board at its next ensuing meeting.

      |X|  Securities Valuation.  The Fund's Board of Trustees has established procedures for the valuation of the Fund's securities.  In general those procedures are as follows:

      Equity securities traded on a U.S. securities exchange or on NASDAQ(R)are valued as follows:
1.    if last sale information is regularly reported, they are valued at the last reported sale price on the principal exchange on which they are traded or on NASDAQ(R), as applicable, on that day, or

2.    if last sale information is not available on a valuation date, they are valued at the last reported sale price preceding the valuation date if it is within the spread of the closing "bid" and "asked" prices on the valuation date or, if not,  at the closing "bid" price on the valuation date.

      Equity securities traded on a foreign securities exchange generally are valued in one of the following ways:
1.    at the last sale price available to the pricing service approved by the
         Board of Trustees, or
2.    at the last sale price obtained by the Manager from the report of the principal exchange on which the security is traded at its last trading session on or immediately before the valuation date, or
3.    at the mean between the "bid" and "asked" prices obtained from the principal exchange on which the security is traded or, on the basis of reasonable inquiry, from two market makers in the security.

      Long-term debt securities having a remaining maturity in excess of 60 days are valued based on the mean between the "bid" and "asked" prices determined by a portfolio pricing service approved by the Fund's Board of
Trustees or obtained by the Manager from two active market makers in the security on the basis of reasonable inquiry, to the extent such prices are available for the debt security.

      The following securities are valued at the mean between the "bid" and
"asked" prices determined by a pricing service approved by the Fund's Board of
Trustees or obtained by the Manager from two active market makers in the security on the basis of reasonable inquiry:
1.    debt instruments that have a maturity of more than 397 days when issued,
2.    debt instruments that had a maturity of 397 days or less when issued and have a remaining maturity of more than 60 days, and
3.    non-money market debt instruments that had a maturity of 397 days or less when issued and which have a remaining maturity of 60 days or less.

      The following securities are valued at cost, adjusted for amortization of premiums and accretion of discounts:
1.    money market debt securities held by a non-money market fund that had a maturity of less than 397 days when issued that have a remaining maturity of 60 days or less, and
2.    debt instruments held by a money market fund that have a remaining maturity of 397 days or less.

      In the case of Senior Loans and other loan obligations, U.S. government securities, mortgage-backed securities, corporate bonds and foreign government securities, when last sale information is not generally available, the Manager may use pricing services approved by the Board of Trustees.  The pricing services may use "matrix" comparisons to the prices for comparable instruments on the basis of quality, yield and maturity. Other special factors may be involved (such as the tax-exempt status of the interest paid by municipal securities).  The Manager will monitor the accuracy of the pricing services.
That monitoring may include comparing prices used for portfolio valuation to actual sales prices of selected securities.

      Securities (including Senior Loans and other loans for which reliable bids are not available from dealers or pricing services, and other restricted securities) not having readily-available market quotations are valued at fair value determined under the Board's procedures.  If the Manager is unable to locate two market makers willing to give quotes, a security may be priced at the mean between the "bid" and "asked" prices provided by a single active market maker (which in certain cases may be the "bid" price if no "asked" price is available). The special factors used by the Manager to derive a fair value for Senior Loans for which reliable market prices are not available are discussed in the Prospectus.

      The closing prices in the London foreign exchange market on a particular business day that are provided to the Manager by a bank, dealer or pricing service that the Manager has determined to be reliable are used to value foreign currency, including forward contracts, and to convert to U.S. dollars securities that are denominated in foreign currency.

      Puts, calls, and futures are valued at the last sale price on the principal exchange on which they are traded or on NASDAQ(R), as applicable, as determined by a pricing service approved by the Board of Trustees or by the
Manager.  If there were no sales that day, they shall be valued at the last sale price on the preceding trading day if it is within the spread of the closing "bid" and "asked" prices on the principal exchange or on NASDAQ(R)on the valuation date. If not, the value shall be the closing bid price on the principal exchange or on NASDAQ(R)on the valuation date.  If the put, call or future is not traded on an exchange or on NASDAQ(R), it shall be valued by the mean between "bid" and "asked" prices obtained by the Manager from two active market makers. In certain cases that may be at the "bid" price if no "asked"
price is available.

      When the Fund writes an option, an amount equal to the premium received is included in the Fund's Statement of Assets and Liabilities as an asset. An equivalent credit is included in the liability section.  The credit is adjusted
("marked-to-market") to reflect the current market value of the option. In determining the Fund's gain on investments, if a call or put written by the
Fund is exercised, the proceeds are increased by the premium received.  If a call or put written by the Fund expires, the Fund has a gain in the amount of the premium. If the Fund enters into a closing purchase transaction, it will have a gain or loss, depending on whether the premium received was more or less than the cost of the closing transaction.  If the Fund exercises a put it holds, the amount the Fund receives on its sale of the underlying investment is reduced by the amount of premium paid by the Fund.

Periodic Offers to Repurchase Shares

Information about the Fund's periodic offers to repurchase shares ("Repurchase
Offers") is stated in the Prospectus. The information below supplements the procedures and conditions for selling shares in a Repurchase Offer set forth in the Prospectus.

Reinvestment Privilege.  Within six months after the Fund repurchases Class A or Class B shares as part of a Repurchase offer, a shareholder may reinvest all or part of the proceeds of:
o     Class A shares purchased subject to an initial sales charge or Class A shares on which an Early Withdrawal Charge was paid, or
o     Class B shares that were subject to the Class B Early Withdrawal Charge at the time of repurchase.

      The reinvestment may be made without a sales charge but only in Class A shares of the Fund or any of the other Oppenheimer funds into which shares of the Fund are exchangeable as described in "How to Exchange Shares" below.
Reinvestment will be at the net asset value next computed after the Transfer
Agent receives the reinvestment order.  The shareholder must ask the Transfer
Agent for that privilege at the time of reinvestment.  This privilege does not apply to Class C or Class Y shares.  The Fund may amend, suspend or cease offering this reinvestment privilege at any time as to shares redeemed after the date of such amendment, suspension or cessation.

      Any capital gain that was realized when the shares were redeemed is taxable, and reinvestment will not alter any capital gains tax payable on that gain.  If there has been a capital loss on the repurchase, some or all of the loss may not be tax deductible, depending on the timing and amount of the reinvestment.  Under the Internal Revenue Code, if the repurchase proceeds of
Fund shares on which a sales charge was paid are reinvested in shares of the
Fund or another of the Oppenheimer funds within 90 days of payment of the sales charge, the shareholder's basis in the shares of the Fund that were repurchased may not include the amount of the sales charge paid.  That would reduce the loss or increase the gain recognized from the repurchase.  However, in that case the sales charge would be added to the basis of the shares acquired by the reinvestment of the repurchase proceeds.

Involuntary Repurchases. The Fund's Board of Trustees has the right to cause the involuntary repurchase of the shares held in any account if the aggregate net asset value of those shares is less than $200 or such lesser amount as the
Board may fix.  The Board will not cause the involuntary repurchase of shares in an account if the aggregate net asset value of such shares has fallen below the stated minimum solely as a result of market fluctuations.  If the Board exercises this right, it may also fix the requirements for any notice to be given to the shareholders in question (not less than 30 days). The Board may alternatively set requirements for the shareholder to increase the investment, or set other terms and conditions so that the shares would not be involuntarily repurchased.

Transfers of Shares.  A transfer of shares to a different registration is not an event that triggers the payment of early withdrawal charges. Therefore, shares are not subject to the payment of an early withdrawal charge of any class at the time of transfer to the name of another person or entity. It does not matter whether the transfer occurs by absolute assignment, gift or bequest, as long as it does not involve, directly or indirectly, a public sale of the shares.  When shares subject to an early withdrawal charge are transferred, the transferred shares will remain subject to the early withdrawal charge. It will be calculated as if the transferee shareholder had acquired the transferred shares in the same manner and at the same time as the transferring shareholder.

      If less than all shares held in an account are transferred, and some but not all shares in the account would be subject to an early withdrawal charge if sold in a Repurchase Offer at the time of transfer, the priorities described in the Prospectus under "How to Buy Shares" for the imposition of the Class A,
Class B or Class C early withdrawal charge will be followed in determining the order in which shares are transferred.

Distributions From Retirement Plans.  Distributions from Retirement plans holding shares of the Fund may be made only in conjunction with quarterly
Repurchase offers by the Fund. Requests for distributions from
OppenheimerFunds-sponsored IRAs, 403(b)(7) custodial plans, 401(k) plans or pension or profit-sharing plans should accompany Repurchase Requests, and should be sent to the Transfer Agent in the manner described in the Notice to
Shareholders of the Repurchase Offer.  The request for distributions must:
1.    state the reason for the distribution;
2.    state the owner's awareness of tax penalties if the distribution is premature; and
3.    conform to the requirements of the plan and the Fund's other Repurchase
         Offer requirements.

      Participants (other than self-employed plan sponsors) in
OppenheimerFunds-sponsored pension or profit-sharing plans with shares of the
Fund held in the name of the plan or its fiduciary may not directly request the
Fund to repurchase shares for their accounts.  The plan administrator or fiduciary must sign the request.  Distributions from pension and profit sharing plans are subject to special requirements under the Internal Revenue Code and certain documents (available from the Transfer Agent) must be completed and submitted to the Transfer Agent before the distribution may be made.

      Distributions from retirement plans are subject to withholding requirements under the Internal Revenue Code, and IRS Form W-4P (available from the Transfer Agent) must be submitted to the Transfer Agent with the distribution request, or the distribution may be delayed.  Unless the shareholder has provided the Transfer Agent with a certified tax identification number, the Internal Revenue Code requires that tax be withheld from any distribution even if the shareholder elects not to have tax withheld.  The
Fund, the Manager, the Distributor, and the Transfer Agent assume no responsibility to determine whether a distribution satisfies the conditions of applicable tax laws and will not be responsible for any tax penalties assessed in connection with a distribution.

How to Exchange Shares

As stated in the Prospectus, shares of a particular class of Oppenheimer funds having more than one class of shares may be exchanged only for shares of the same class of other Oppenheimer funds.  Shares of Oppenheimer funds that have a single class without a class designation are deemed "Class A" shares for this purpose.  You can obtain a current list showing which funds offer which classes of shares by calling the Distributor at 1.800.225.5677.

o     You may exchange your shares of the Fund only in connection with a
         Repurchase Offer. You may not be able to exchange all of the shares you wish to exchange if a Repurchase is oversubscribed.
o     If any Class A shares of another Oppenheimer fund that are exchanged for shares of the Fund are subject to the Class A contingent deferred sales charge of the other Oppenheimer fund at the time of exchange, the holding period for that Class A contingent deferred sales charge will carry over to the Fund. The Fund shares acquired by exchange will be subject to the Fund's Class A Early Withdrawal Charge if they are repurchased before the expiration of that holding period.
o     All of the Oppenheimer funds currently offer Class A, B, C, N and Y shares with the following exceptions:

      The following funds only offer Class A shares:
      Centennial California Tax Exempt Trust  Centennial New York Tax Exempt
                                              Trust
      Centennial Government Trust             Centennial Tax Exempt Trust
      Centennial Money Market Trust

      The following funds do not offer Class N shares:

Limited Term New York Municipal Fund         Oppenheimer Pennsylvania Municipal Fund
Oppenheimer AMT-Free Municipals              Oppenheimer Rochester Massachusetts
                                             Municipal Fund
Oppenheimer AMT-Free New York Municipals     Oppenheimer Rochester Michigan Municipal
                                             Fund
Oppenheimer California Municipal Fund        Oppenheimer Rochester National Municipals
Oppenheimer International Value Fund         Oppenheimer Rochester Ohio Municipal Fund
Oppenheimer Limited Term California          Oppenheimer Rochester Virginia Municipal
Municipal Fund                               Fund
Oppenheimer Limited Term Municipal Fund      Oppenheimer Senior Floating Rate Fund
Oppenheimer Money Market Fund, Inc.          Rochester Fund Municipals
Oppenheimer New Jersey Municipal Fund

      The following funds do not offer Class Y shares:

Limited Term New York Municipal Fund      Oppenheimer New Jersey Municipal Fund
Oppenheimer AMT-Free Municipals           Oppenheimer Pennsylvania Municipal Fund
Oppenheimer AMT-Free New York Municipals  Oppenheimer Principal Protected Main
                                          Street Fund
Oppenheimer Balanced Fund                 Oppenheimer Principal Protected Main
                                          Street Fund II
Oppenheimer California Municipal Fund     Oppenheimer Principal Protected Main
                                          Street Fund III
Oppenheimer Capital Income Fund           Oppenheimer Quest Capital Value Fund, Inc.
Oppenheimer Cash Reserves                 Oppenheimer Quest International Value
                                          Fund, Inc.
Oppenheimer Champion Income Fund          Oppenheimer Rochester Massachusetts
                                          Municipal Fund
Oppenheimer Convertible Securities Fund   Oppenheimer Rochester Michigan Municipal
                                          Fund
Oppenheimer Gold & Special Minerals Fund  Oppenheimer Rochester National Municipals
Oppenheimer Limited Term California       Oppenheimer Rochester Ohio Municipal Fund
Municipal Fund
Oppenheimer Limited Term Municipal Fund   Oppenheimer Rochester Virginia Municipal
                                          Fund

o     This Fund does not offer Class N.
o     Oppenheimer Money Market Fund, Inc. only offers Class A and Class Y shares.
o     Class Y shares of Oppenheimer Real Asset Fund may not be exchanged for shares of any other fund.
o     Class B, Class C and Class N shares of Oppenheimer Cash Reserves are generally available only by exchange from the same class of shares of other Oppenheimer funds or through OppenheimerFunds-sponsored 401(k)
         plans.

o     Class M shares of Oppenheimer Convertible Securities Fund may be exchanged only for Class A shares of other Oppenheimer funds. They may not be acquired by exchange of shares of any class of any other
         Oppenheimer funds except Class A shares of Oppenheimer Money Market
         Fund, Inc. or Oppenheimer Cash Reserves acquired by exchange of Class
         M shares.

o     Class A shares of Oppenheimer funds may be exchanged at net asset value for shares of any money market fund offered by the Distributor. Shares of any money market fund purchased without a sales charge may be exchanged for shares of Oppenheimer funds offered with a sales charge upon payment of the sales charge. They may also be used to purchase shares of Oppenheimer funds subject to an early withdrawal charge or contingent deferred sales charge.
o     Shares of the Fund acquired by reinvestment of dividends or distributions from any of the other Oppenheimer funds or from any unit investment trust for which reinvestment arrangements have been made with the
         Distributor may be exchanged at net asset value for shares of any of the Oppenheimer funds.

o     Shares of Oppenheimer Principal Protected Main Street Fund may be
         exchanged at net asset value for shares of the same class of any of the other Oppenheimer funds into which you may exchange shares.
         However, shareholders are not permitted to exchange shares of other
         Oppenheimer funds for shares of Oppenheimer Principal Protected Main
         Street Fund until after the expiration of the warranty period
         (8/5/2010).
o     Shares of Oppenheimer Principal Protected Main Street Fund II may be
         exchanged at net asset value for shares of the same class of any of the other Oppenheimer funds into which you may exchange shares.
         However, shareholders are not permitted to exchange shares of other
         Oppenheimer funds for shares of Oppenheimer Principal Protected Main
         Street Fund II until after the expiration of the warranty period
         (2/4/2011).
o     Shares of Oppenheimer Principal Protected Main Street Fund III may be
         exchanged at net asset value for shares of the same class of any of the other Oppenheimer funds into which you may exchange shares.
         However, shareholders are not permitted to exchange shares of other
         Oppenheimer funds for shares of Oppenheimer Principal Protected Main
         Street Fund III until after the expiration of the warranty period
         (12/16/2011).
o     Class A, Class B, Class C and Class N shares of each of Oppenheimer
         Developing Markets Fund and Oppenheimer International Small Company
         Fund may be acquired by exchange only with a minimum initial investment of $50,000.  An existing shareholder of each fund may make additional exchanges into that fund with as little as $50.
o     Shares of Oppenheimer Real Asset Fund may not be acquired by an exchange of shares from any other Oppenheimer fund.

      The Fund may amend, suspend or terminate the exchange privilege at any time. Although the Fund may impose these changes at any time, it will provide you with notice of those changes whenever it is required to do so by applicable law.  It may be required to provide 60 days' notice prior to materially amending or terminating the exchange privilege.  That 60 day notice is not required in extraordinary circumstances.

|X|   How Exchanges Affect Early Withdrawal Charges.  No contingent deferred sales charge or early withdrawal charge is imposed on exchanges of shares of any class purchased subject to a contingent deferred sales charge or an early withdrawal charge with the following exceptions:

o     When Class A shares of any Oppenheimer fund (other than Oppenheimer
   Rochester National Municipals and Rochester Fund Municipals) acquired by exchange of Class A shares of any Oppenheimer fund purchased subject to a
   Class A contingent deferred sales charge are redeemed within 18 months measured from the beginning of the calendar month of the initial purchase of the exchanged Class A shares, the Class A contingent deferred sales charge is imposed on the redeemed shares.

o     When Class A shares of Oppenheimer Rochester National Municipals and
   Rochester Fund Municipals acquired by exchange of Class A shares of any
   Oppenheimer fund purchased subject to a Class A contingent deferred sales charge are redeemed within 24 months of the beginning of the calendar month of the initial purchase of the exchanged Class A shares, the Class A contingent deferred sales charge is imposed on the redeemed shares.

o     If any Class A shares of another Oppenheimer fund that are exchanged for
   Class A shares of Oppenheimer Senior Floating Rate Fund are subject to the
   Class A contingent deferred sales charge of the other Oppenheimer fund at the time of exchange, the holding period for that Class A contingent deferred sales charge will carry over to the Class A shares of Oppenheimer
   Senior Floating Rate Fund acquired in the exchange. The Class A shares of
   Oppenheimer Senior Floating Rate Fund acquired in that exchange will be subject to the Class A Early Withdrawal Charge of Oppenheimer Senior
   Floating Rate Fund if they are repurchased before the expiration of the holding period.

o     With respect to Class B shares (other than Oppenheimer Limited Term
   California Municipal Fund, Oppenheimer Limited-Term Government Fund,
   Oppenheimer Limited Term Municipal Fund, Limited Term New York Municipal
   Fund, and Oppenheimer Senior Floating Rate Fund), the Class B contingent deferred sales charge is imposed on Class B shares acquired by exchange if they are redeemed within six years of the initial purchase of the exchanged
   Class B shares.

o     With respect to Class B shares of Oppenheimer Limited Term California
   Municipal Fund, Oppenheimer Limited-Term Government Fund, Oppenheimer
   Limited Term Municipal Fund, Limited Term New York Municipal Fund, and
   Oppenheimer Senior Floating Rate Fund, the Class B contingent deferred sales charge is imposed on Class B shares acquired by exchange if they are redeemed within 5 years of the initial purchase of the exchanged Class B shares.

o     When Class A shares of Oppenheimer Cash Reserves and Oppenheimer Money
   Market Fund, Inc. acquired by exchange of Class A shares of any Oppenheimer fund purchased subject to a Class A contingent deferred sales charge are redeemed within the Class A holding period of the fund from which the shares were exchanged, the Class A contingent deferred sales charge of the fund from which the shares were exchanged is imposed on the redeemed shares. The
   Class B contingent deferred sales charge is imposed on Class B shares acquired by exchange if they are redeemed within six years of the initial purchase of the exchanged Class B shares. The Class C contingent deferred sales charge is imposed on Class C shares acquired by exchange if they are redeemed within 12 months of the initial purchase of the exchanged Class C shares.

o     When Class B or Class C shares are redeemed to effect an exchange, the priorities described in "How To Buy Shares" in the Prospectus for the imposition of the Class B or the Class C contingent deferred sales charge or early withdrawal charge will be followed in determining the order in which the shares are exchanged. Before exchanging shares, shareholders should take into account how the exchange may affect any contingent deferred sales charge or early withdrawal charge that might be imposed in the subsequent redemption of remaining shares.

      However, if Class A, Class B or Class C shares of the Fund acquired by exchange are subsequently repurchased by the Fund in a Repurchase Offer, this
Fund's applicable early withdrawal charge will be applied based on the holding period of the shares measured from their initial purchase in the original
Oppenheimer fund. The Fund's Class A early withdrawal charge is imposed on
Class A shares of the Fund acquired by exchange from another Oppenheimer fund if they were subject to the Class A contingent deferred sales charge of that other fund at the time of exchange and are subsequently repurchased by the Fund in a Repurchase Offer within 18 months of the initial purchase of the exchanged
Class A shares. The Fund's Class B early withdrawal charge is imposed on Class
B shares of the Fund acquired by exchange if they are repurchased within five years of the initial purchase of the exchanged Class B shares.  The Fund's
Class C early withdrawal sales charge is imposed on Class C shares of the Fund acquired by exchange if they are repurchased within 12 months of the initial purchase of the exchanged Class C shares.

      When Class B or Class C shares are repurchased by the Fund to effect an exchange to another Oppenheimer fund in a Repurchase Offer, the priorities described in "How To Buy Shares" in the Prospectus for the imposition of the
Class B or the Class C early withdrawal  charge will be followed in determining the order in which the shares are exchanged. Before exchanging shares, shareholders should take into account how the exchange may affect any early withdrawal charge that might be imposed in the subsequent repurchase of remaining shares.  Shareholders owning shares of more than one class must specify which class of shares they wish to exchange.

      If Class B shares of another Oppenheimer fund are exchanged for shares of the Fund and those shares acquired by exchanged are subsequently repurchased, they will be subject to the applicable Early Withdrawal Charge for the holding period since the shares were purchased.

|X|   Telephone Exchange Requests.  When exchanging shares by telephone, a shareholder must have an existing account in the fund to which the exchange is to be made. Otherwise, the investors must obtain a prospectus of that fund before the exchange request may be submitted. If all telephone lines are busy
(which might occur, for example, during periods of substantial market fluctuations), shareholders might not be able to request exchanges by telephone and would have to submit written exchange requests.

|X|   Processing Exchange Requests. You may exchange your shares of the Fund only in connection with a Repurchase Offer.  Shares to be exchanged are governed by the terms of the Repurchase Offers described in the Prospectus.
The Transfer Agent must receive your exchange request no later than the close of business (normally 4:00 p.m. Eastern time) on the Repurchase Request
Deadline.  Normally, shares of the fund to be acquired are purchased on the
Repurchase Pricing Date, but such purchases may be delayed by either fund up to five business days if it determines that it would be disadvantaged by an immediate transfer of the exchange proceeds.

      In connection with any exchange request, the number of shares exchanged may be less than the number requested if the exchange or the number requested would include shares subject to a restriction cited in the Prospectus or this
SAI, or would include shares covered by a share certificate that is not tendered with the request.  Additionally, shares of the Fund tendered for exchange in a Repurchase Offer are subject to possible pro-ration of the exchange request if the Repurchase Offer is oversubscribed. In those cases, only the shares available for exchange without restriction will be exchanged.

      The different Oppenheimer funds available for exchange have different investment objectives, policies and risks. A shareholder should consult a financial advisor to assure that the fund selected is appropriate for his or her investment portfolio and should be aware of the tax consequences of an exchange.  For federal income tax purposes, an exchange transaction is treated as a redemption of shares of one fund and a purchase of shares of another.
"Reinvestment Privilege" above, discusses some of the tax consequences of reinvestment of repurchase proceeds in such cases. However, a different tax treatment may apply to exchanges of less than all of a shareholder's shares of the Fund, to the extent that the repurchase of Fund shares to effect the exchange is not treated as a "sale" for tax purposes (please refer to "Taxes"
in the Prospectus). The Fund, the Distributor, and the Transfer Agent are
unable to provide investment, tax or legal advice to a shareholder in connection with an exchange request or any other investment transaction.

      When you exchange some or all of your shares from one fund to another, any special account features such as Asset Builder Plans or Automatic
Withdrawal Plans will be switched to the new fund account unless you tell the
Transfer Agent not to do so. However, special redemption features such as
Automatic Exchange Plans and Automatic Withdrawal Plans cannot be switched to an account in the Fund.

Dividends, Capital Gains and Taxes

Dividends and Distributions. If the Fund pays dividends, they will be payable on shares held of record at the time of the previous determination of net asset value, or as otherwise described in "How to Buy Shares." Daily dividends will not be declared or paid on newly purchased shares until such time as Federal
Funds (funds credited to a member bank's account at the Federal Reserve Bank)
are available from the purchase payment for such shares.  Normally, purchase checks received from investors are converted to Federal Funds on the next business day.  Shares purchased through dealers or brokers normally are paid for by the third business day following the placement of the purchase order.

      Shares that the Fund repurchases in a Repurchase Offer will be paid dividends through and including the Repurchase Pricing Date.  If the Fund repurchases all shares in an account, all dividends accrued on shares of the same class in the account will be paid together with the repurchase proceeds.

      The Fund has no fixed dividend rate and there can be no assurance as to the payment of any dividends or the realization of any capital gains. The dividends and distributions paid by a class of shares will vary from time to time depending on market conditions, the composition of the Fund's portfolio, and expenses borne by the Fund or borne separately by a class.  Dividends are calculated in the same manner, at the same time, and on the same day for each class of shares. However, dividends on Class B and Class C shares are expected to be lower than dividends on Class A and Class Y shares. That is because of the effect of the asset-based sales charge on Class B and Class C shares. Those dividends will also differ in amount as a consequence of any difference in the net asset values of the different classes of shares.

      Dividends, distributions and proceeds of the purchases of shares by the
Fund represented by checks returned to the Transfer Agent by the Postal Service as undeliverable will be invested in shares of Oppenheimer Money Market Fund,
Inc.  Reinvestment will be made as promptly as possible after the return of such checks to the Transfer Agent, to enable the investor to earn a return on otherwise idle funds. Unclaimed accounts may be subject to state escheatment laws, and the Fund and the Transfer Agent will not be liable to shareholders or their representatives for compliance with those laws in good faith.

Tax Status of the Fund's Dividends, Distributions and Repurchases.  The federal tax treatment of the Fund's dividends and capital gains distributions is briefly highlighted in the Prospectus. The following is only a summary of certain additional tax considerations generally affecting the Fund and its shareholders.

      The tax discussion in the Prospectus and this SAI is based on tax law in effect on the date of the Prospectus and this SAI. Those laws and regulations may be changed by legislative, judicial, or administrative action, sometimes with retroactive effect. State and local tax treatment of ordinary income dividends and capital gain dividends from regulated investment companies may differ from the treatment under the Internal Revenue Code described below.
Potential purchasers of shares of the Fund are urged to consult their tax advisers with specific reference to their own tax circumstances as well as the consequences of federal, state and local tax rules affecting an investment in the Fund.

      |X|  Qualification as a Regulated Investment Company.  The Fund has
elected to be taxed as a regulated investment company under Subchapter M of the
Internal Revenue Code of 1986, as amended. As a regulated investment company, the Fund is not subject to federal income tax on the portion of its net investment income (that is, taxable interest, dividends, and other taxable ordinary income net of expenses) and capital gain net income (that is, the excess of net long-term capital gains over net short-term capital losses) that it distributes to shareholders. That qualification enables the Fund to "pass through" its income and realized capital gains to shareholders without having to pay tax on them. This avoids a "double tax" on that income and capital gains, since shareholders normally will be taxed on the dividends and capital gains they receive from the Fund (unless their Fund shares are held in a retirement account or the shareholder is otherwise exempt from tax). The
Internal Revenue Code contains a number of complex tests relating to qualification that the Fund might not meet in a particular year. If it did not qualify as a regulated investment company, the Fund would be treated for tax purposes as an ordinary corporation and would receive no tax deduction for payments made to shareholders.

      To qualify as a regulated investment company, the Fund must distribute at least 90% of its investment company taxable income (in brief, net investment income and the excess of net short-term capital gain over net long-term capital loss) for the taxable year. The Fund must also satisfy certain other requirements of the Internal Revenue Code, some of which are described below.
Distributions by the Fund made during the taxable year or, under specified circumstances, within 12 months after the close of the taxable year, will be considered distributions of income and gains for the taxable year and will therefore count toward satisfaction of the above-mentioned requirement.

      To qualify as a regulated investment company, the Fund must derive at least 90% of its gross income from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies (to the extent such currency gains are directly related to the regulated investment company's principal business of investing in stock or securities) and certain other income.

      In addition to satisfying the requirements described above, the Fund must satisfy an asset diversification test in order to qualify as a regulated investment company.  Under that test, at the close of each quarter of the
Fund's taxable year, at least 50% of the value of the Fund's assets must consist of cash and cash items (including receivables), U.S. government securities, securities of other regulated investment companies, and securities of other issuers. As to each of those issuers, the Fund must not have invested more than
5% of the value of the Fund's total assets in securities of each such issuer and the Fund must not hold more than 10% of the outstanding voting securities of each such issuer. No more than 25% of the value of its total assets may be invested in the securities of any one issuer (other than U.S. government securities and securities of other regulated investment companies), or in two or more issuers which the Fund controls and which are engaged in the same or similar trades or businesses. For purposes of this test, obligations issued or guaranteed by certain agencies or instrumentalities of the U.S. government are treated as U.S. government securities.

      |X|  Excise Tax on Regulated Investment Companies. Under the Internal
Revenue Code, by December 31 each year, the Fund must distribute 98% of its taxable investment income earned from January 1 through December 31 of that year and 98% of its capital gains realized in the period from November 1 of the prior year through October 31 of the current year. If it does not, the Fund must pay an excise tax on the amounts not distributed. It is presently anticipated that the Fund will meet those requirements. To meet this requirement, in certain circumstances the Fund might be required to liquidate portfolio investments to make sufficient distributions to avoid excise tax liability. However, the Board of Trustees and the Manager might determine in a particular year that it would be in the best interests of shareholders for the
Fund not to make such distributions at the required levels and to pay the excise tax on the undistributed amounts. That would reduce the amount of income or capital gains available for distribution to shareholders.

|X|   Taxation of Fund Distributions.  The Fund anticipates distributing substantially all of its investment company taxable income for each taxable year.  Those distributions will be taxable to shareholders as ordinary income and treated as dividends for federal income tax purposes.

      Special provisions of the Internal Revenue Code govern the eligibility of the Fund's dividends for the dividends-received deduction for corporate shareholders.  Long-term capital gains distributions are not eligible for the deduction.  The amount of dividends paid by the Fund that may qualify for the deduction is limited to the aggregate amount of qualifying dividends that the
Fund derives from portfolio investments that the Fund has held for a minimum period, usually 46 days. A corporate shareholder will not be eligible for the deduction on dividends paid on Fund shares held for 45 days or less.  To the extent the Fund's dividends are derived from gross income from option premiums, interest income or short-term gains from the sale of securities or dividends from foreign corporations, those dividends will not qualify for the deduction.
Since it is anticipated that most of the Fund's income will be derived from interest it receives on its investments, the Fund does not anticipate that its distributions will qualify for this deduction.

      The Fund may either retain or distribute to shareholders its net capital gain for each taxable year.  The Fund currently intends to distribute any such amounts.  If net long term capital gains are distributed and designated as a capital gain distribution, it will be taxable to shareholders as a long-term capital gain and will be properly identified in reports sent to shareholders in
January of each year. Such treatment will apply no matter how long the shareholder has held his or her shares or whether that gain was recognized by the Fund before the shareholder acquired his or her shares.

      If the Fund elects to retain its net capital gain, the Fund will be subject to tax on it at the 35% corporate tax rate.  If the Fund elects to retain its net capital gain, the Fund will treat its shareholders of record on the last day of its taxable year as if each received a distribution of their pro rata share of such gain. As a result, each shareholder will be required to report his or her pro rata share of such gain on their tax return as long-term capital gain, will receive a refundable tax credit for his/her pro rata share of tax paid by the Fund on the gain, and will increase the tax basis for his/her shares by an amount equal to the deemed distribution less the tax credit.

      Investment income that may be received by the Fund from sources within foreign countries may be subject to foreign taxes withheld at the source.  The
United States has entered into tax treaties with many foreign countries which entitle the Fund to a reduced rate of, or exemption from, taxes on such income.

      Distributions by the Fund that do not constitute ordinary income dividends or capital gain distributions will be treated as a return of capital to the extent of the shareholder's tax basis in their shares. Any excess will be treated as gain from the sale of those shares, as discussed below.
Shareholders will be advised annually as to the U.S. federal income tax consequences of distributions made (or deemed made) during the year. If prior distributions made by the Fund must be re-characterized as a non-taxable return of capital at the end of the fiscal year as a result of the effect of the
Fund's investment policies, they will be identified as such in notices sent to shareholders.

      Distributions by the Fund will be treated in the manner described above regardless of whether the distributions are paid in cash or reinvested in additional shares of the Fund (or of another fund).  Shareholders receiving a distribution in the form of additional shares will be treated as receiving a distribution in an amount equal to the fair market value of the shares received, determined as of the reinvestment date.

      The Fund will be required in certain cases to withhold 28% of ordinary income dividends, capital gains distributions and the proceeds of the repurchase of shares, paid to any shareholder (1) who has failed to provide a correct taxpayer identification number or to properly certify that number when required, (2) who is subject to backup withholding for failure to report the receipt of interest or dividend income properly, or (3) who has failed to certify to the Fund that the shareholder is not subject to backup withholding or is an "exempt recipient" (such as a corporation).  Any tax withheld by the
Fund is remitted by the Fund to the U.S. Treasury and is identified in reports mailed to shareholders in January of each year with a copy sent to the IRS.

      |X|  Tax Effects of Repurchases of Shares.  If a shareholder tenders all of his or her shares during a Repurchase Offer and they are repurchased by the
Fund, and as a result the shareholder is not considered to own any shares of the Fund under the attribution rules under the Internal Revenue Code, the shareholder will recognize a gain or loss on the repurchased shares in an amount equal to the difference between the proceeds of the repurchased shares and the shareholder's adjusted tax basis in the shares.  All or a portion of any loss recognized in that manner may be disallowed if the shareholder purchases other shares of the Fund within 30 days before or after the repurchase.

      In general, any gain or loss arising from the repurchase of shares of the
Fund will be considered capital gain or loss, if the shares were held as a capital asset. It will be long-term capital gain or loss if the shares were held for more than one year.  However, any capital loss arising from the repurchase of shares held for six months or less will be treated as a long-term capital loss to the extent of the amount of capital gain dividends received on those shares. Special holding period rules under the Internal Revenue Code apply in this case to determine the holding period of shares and there are limits on the deductibility of capital losses in any year.

      Different tax effects may apply to tendering and non-tendering shareholders in connection with a Repurchase Offer by the Fund, and these consequences will be disclosed in the related offering documents. For example, if a tendering shareholder tenders less than all shares owned by or attributed to that shareholder, and if the payment to that shareholder does not otherwise qualify under the Internal Revenue Code as a sale or exchange, the proceeds received would be treated as a taxable dividend, a return of capital or capital gain, depending on the Fund's earnings and profits and the shareholder's basis in the repurchased shares. Additionally, there is a risk that non-tendering shareholders might be deemed to have received a distribution that may be a taxable dividend in whole or in part.

      |X|  Foreign Shareholders. Under U.S. tax law, taxation of a shareholder who is a foreign person (including, but not limited to, a nonresident alien individual, a foreign trust, a foreign estate, a foreign corporation, or a foreign partnership) primarily depends on whether the foreign person's income from the Fund is effectively connected with the conduct of a U.S. trade or business. Typically, ordinary income dividends paid from a mutual fund are not considered "effectively connected" income.

      Ordinary income dividends that are paid by the Fund (and are deemed not
"effectively connected income") to foreign persons will be subject to a U.S.
tax withheld by the Fund at a rate of 30%, provided the Fund obtains a properly completed and signed Certificate of Foreign Status. The tax rate may be reduced if the foreign person's country of residence has a tax treaty with the U.S.
allowing for a reduced tax rate on ordinary income dividends paid by the Fund.
Any tax withheld by the Fund is remitted by the Fund to the U.S. Treasury and is identified in reports mailed to shareholders in March of each year with a copy sent to the IRS.

      If the ordinary income dividends from the Fund are effectively connected with the conduct of a U.S. trade or business, then the foreign person may claim an exemption from the U.S. tax described above provided the Fund obtains a properly completed and signed Certificate of Foreign Status.  If the foreign person fails to provide a certification of his/her foreign status, the Fund will be required to withhold U.S. tax at a rate of 28% on ordinary income dividends, capital gains distributions and the proceeds of the redemption of shares, paid to any foreign person. Any tax withheld (in this situation) by the
Fund is remitted by the Fund to the U.S. Treasury and is identified in reports mailed to shareholders in January of each year with a copy sent to the IRS.

      The tax consequences to foreign persons entitled to claim the benefits of an applicable tax treaty may be different from those described herein.  Foreign shareholders are urged to consult their own tax advisors or the U.S. Internal
Revenue Service with respect to the particular tax consequences to them of an investment in the Fund, including the applicability of the U.S. withholding taxes described above.

Dividend Reinvestment in Another Fund.  Shareholders of the Fund may elect to reinvest all dividends and/or capital gains distributions in shares of the same class of any of the other Oppenheimer funds listed above. Reinvestment will be made without sales charge at the net asset value per share in effect at the close of business on the payable date of the dividend or distribution. To elect this option, the shareholder must notify the Transfer Agent in writing and must have an existing account in the fund selected for reinvestment. Otherwise the shareholder first must obtain a prospectus for that fund and an application from the Distributor to establish an account. Dividends and/or distributions from Class B and Class C shares of certain other Oppenheimer funds may be invested in shares of this Fund on the same basis.

Additional Information About the Fund

The Distributor.  The Fund's shares are sold through dealers, brokers and other financial institutions that have a sales agreement with OppenheimerFunds
Distributor, Inc., a subsidiary of the Manager that acts as the Fund's
Distributor.  The Distributor also distributes shares of the other Oppenheimer funds and is the sub-distributor for funds managed by a subsidiary of the
Manager.

The Transfer Agent.  OppenheimerFunds Services, the Fund's Transfer Agent, is a
division of the Manager. It is responsible for maintaining the Fund's shareholder registry and shareholder accounting records, and for paying dividends and distributions to shareholders. It also handles shareholder servicing and administrative functions. It serves as the Transfer Agent for an annual per account fee.  It also acts as shareholder servicing agent for the other Oppenheimer funds.  Shareholders should direct inquiries about their accounts to the Transfer Agent at the address and toll-free numbers shown on the back cover.

The Custodian. The Deutsche Bank Trust Company of Americas is the custodian of the Fund's assets. The custodian's responsibilities include safeguarding and controlling the Fund's portfolio securities and handling the delivery of such securities to and from the Fund.  It is the practice of the Fund to deal with the custodian in a manner uninfluenced by any banking relationship the custodian may have with the Manager and its affiliates.  The Fund's cash balances with the custodian in excess of $100,000 are not protected by federal deposit insurance.  Those uninsured balances at times may be substantial.

Independent Registered Public Accounting Firm.  Deloitte & Touche LLP serves as the independent registered public accounting firm of the Fund. Deloitte &
Touche LLP audits the Fund's financial statements and perform other related audit services.  Deloitte & Touche LLP also act as independent registered public accounting firm for certain other funds advised by the Manager and its affiliates. Audit and non-audit services provided by Deloitte & Touche LLP to the Fund must be pre-approved by the Audit Committee.

                   52 | OPPENHEIMER SENIOR FLOATING RATE FUND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TO THE BOARD OF TRUSTEES AND SHAREHOLDERS OF OPPENHEIMER SENIOR FLOATING RATE
FUND:

We have audited the accompanying statement of assets and liabilities of
Oppenheimer Senior Floating Rate Fund, including the statement of investments, as of July 31, 2006, and the related statement of operations and cash flows for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

      We conducted our audits in accordance with the standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement.
The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of July 31, 2006, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of
Oppenheimer Senior Floating Rate Fund as of July 31, 2006, the results of its operations and cash flows for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Denver, Colorado
September 14, 2006

                   13 | OPPENHEIMER SENIOR FLOATING RATE FUND

STATEMENT OF INVESTMENTS  July 31, 2006
--------------------------------------------------------------------------------
                                                                                           PRINCIPAL              VALUE
                                                                                              AMOUNT         SEE NOTE 1
------------------------------------------------------------------------------------------------------------------------
CORPORATE LOANS--101.5%
------------------------------------------------------------------------------------------------------------------------
CONSUMER DISCRETIONARY--32.7%
------------------------------------------------------------------------------------------------------------------------
AUTO COMPONENTS--6.4%
Collins & Aikman Corp., Sr. Sec. Credit Facilities Revolving Credit Loan,
Debtor in Possession, 8.438%-10.11%, 8/31/07 1,2                                        $  3,998,739     $    4,021,232
------------------------------------------------------------------------------------------------------------------------
Collins & Aikman Corp., Sr. Sec. Credit Facilities Term Loan, Debtor
in Possession, Tranche B, 8.375%-10.11%, 8/31/07 1                                        17,135,420         17,188,968
------------------------------------------------------------------------------------------------------------------------
Delphi Corp., Sr. Sec. Credit Facilities Revolving Credit Loan, 6/18/09 1,2,3              5,000,000          5,141,250
------------------------------------------------------------------------------------------------------------------------
Delphi Corp., Sr. Sec. Credit Facilities Revolving Credit Loan, 12.082%,
6/18/09 1                                                                                 26,475,249         27,223,175
------------------------------------------------------------------------------------------------------------------------
Federal Mogul Corp., Sr. Sec. Credit Facilities Pre-Petition Revolving
Credit Loan, Tranche B, 1.75%-7.15%, 12/30/06 1                                            9,829,076          9,589,571
------------------------------------------------------------------------------------------------------------------------
Federal Mogul Corp., Sr. Sec. Credit Facilities Term Loan, Debtor in
Possession, 7.50%, 12/9/06 1,2                                                             7,000,000          7,026,250
------------------------------------------------------------------------------------------------------------------------
Goodyear Tire & Rubber Co. (The), Sr. Sec. Credit Facilities 2nd Lien
Term Loan, 7.954%, 4/30/10 1                                                              25,000,000         25,143,225
------------------------------------------------------------------------------------------------------------------------
Hayes Lemmerz International, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 8.46%-9.06%, 6/3/09 1                                                          23,259,305         23,579,121
------------------------------------------------------------------------------------------------------------------------
Key Plastics LLC, Sr. Sec. Credit Facilities Term Loan, Tranche B,
8.48%-8.59%, 6/25/10 1,2                                                                  13,728,101         13,839,641
------------------------------------------------------------------------------------------------------------------------
Mark IV Industries, Inc., Sr. Sec. Credit Facilities 1st Lien Term Loan,
7.81%-8.06%, 6/21/11 1                                                                    23,000,001         23,196,467
------------------------------------------------------------------------------------------------------------------------
Mark IV Industries, Inc., Sr. Sec. Credit Facilities 2nd Lien Term Loan,
11.13%-11.35%, 12/23/11 1                                                                  3,500,000          3,574,376
------------------------------------------------------------------------------------------------------------------------
Plastech Engineered Products, Inc., Sr. Sec. Credit Facilities Term Loan:
Tranche A, 9.749%, 2/12/09 1,2                                                             4,246,906          4,204,437
Tranche B, 10.249%, 2/12/10 1,2                                                           14,463,629         14,422,957
------------------------------------------------------------------------------------------------------------------------
RJ Tower Corp., Sr. Sec. Credit Facilities Term Loan, Debtor
in Possession, 8.25%, 2/2/07 1,2                                                          26,000,000         26,333,138
------------------------------------------------------------------------------------------------------------------------
TI Automotive Ltd., Sr. Sec. Credit Facilities Term Loan, Tranche C,
8.869%, 6/7/11 1,2                                                                        22,018,837         21,771,125
                                                                                                         ---------------
                                                                                                            226,254,933

------------------------------------------------------------------------------------------------------------------------
HOTELS, RESTAURANTS & LEISURE--6.8%
Aladdin/OpBiz Gaming LLC, Sr. Sec. Credit Facilities Term Loan:
Tranche A, 8.508%, 8/31/10 1                                                              15,935,423         15,429,473
Tranche B, 9.22%, 8/31/10 1                                                                   41,730             40,478
------------------------------------------------------------------------------------------------------------------------
AMF Bowling Worldwide, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 8.13%-8.619%, 8/27/09 1,2                                                       1,581,004          1,594,346
------------------------------------------------------------------------------------------------------------------------
Arby's LLC, Sr. Sec. Credit Facilities Term Loan:
Tranche B, 7/25/12 1,3                                                                     2,000,000          2,001,250
Tranche B, 7.735%-7.749%, 7/25/12 1                                                       11,138,497         11,145,459
------------------------------------------------------------------------------------------------------------------------
Buffets, Inc., Sr. Sec. Credit Facilities Term Loan, Tranche B,
8.90%-8.999%, 6/28/09 1,2                                                                 10,612,433         10,652,230

                   14 | OPPENHEIMER SENIOR FLOATING RATE FUND

                                                                                           PRINCIPAL              VALUE
                                                                                              AMOUNT         SEE NOTE 1
------------------------------------------------------------------------------------------------------------------------
HOTELS, RESTAURANTS & LEISURE Continued
Cedar Fair LP, Sr. Sec. Credit Facilities Term Loan, 6/13/12 1,3                        $ 21,000,000     $   21,083,118
------------------------------------------------------------------------------------------------------------------------
Cracker Barrel Group, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 4/27/13 1,3                                                                     7,000,000          6,967,625
------------------------------------------------------------------------------------------------------------------------
Del Taco Restaurants, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 7.75%, 3/2/13 1,2                                                              12,867,750         12,851,665
------------------------------------------------------------------------------------------------------------------------
Denny's Corp., Sr. Sec. Credit Facilities 1st Lien Term Loan,
5.16%-8.75%, 9/30/09 1                                                                     9,367,820          9,410,752
------------------------------------------------------------------------------------------------------------------------
Denny's Corp., Sr. Sec. Credit Facilities 2nd Lien Term Loan,
10.065%-10.75%, 8/31/10 1                                                                  4,999,998          5,072,916
------------------------------------------------------------------------------------------------------------------------
Garden Fresh Restaurant Corp., Sr. Sec. Credit Facilities 1st Lien
Term Loan, Tranche B, 8.758%, 6/20/11 1,2                                                  6,912,500          6,929,781
------------------------------------------------------------------------------------------------------------------------
Ginn Clubs & Resorts, Sr. Sec. Credit Facilities 1st Lien Term Loan,
8.345%, 6/15/11 1,2                                                                        6,857,143          6,754,286
------------------------------------------------------------------------------------------------------------------------
Ginn Clubs & Resorts, Sr. Sec. Credit Facilities 2nd Lien Term Loan,
12.345%, 6/15/12 1,2                                                                       4,000,000          3,980,000
------------------------------------------------------------------------------------------------------------------------
Harmon Koval Partners LLC, Sr. Sec. Credit Facilities 1st Lien
Term Loan, 8.439%, 12/31/06 1,2                                                            4,000,000          4,017,500
------------------------------------------------------------------------------------------------------------------------
MotorCity Casino LLC, Sr. Sec. Credit Facilities Term Loan, Tranche B,
7.214%-7.49%, 7/21/12 1                                                                   17,902,323         17,864,280
------------------------------------------------------------------------------------------------------------------------
Penn National Gaming, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 6.91%-7.25%, 10/3/12 1                                                          4,456,275          4,472,429
------------------------------------------------------------------------------------------------------------------------
Quiznos Corp., Sr. Sec. Credit Facilities 1st Lien Term Loan,
7.438%, 5/5/13 1,2                                                                        15,000,000         14,979,691
------------------------------------------------------------------------------------------------------------------------
Quiznos Corp., Sr. Sec. Credit Facilities 2nd Lien Term Loan,
11.249%, 11/5/13 1                                                                        12,000,000         12,187,500
------------------------------------------------------------------------------------------------------------------------
Resorts International Hotel & Casino, Inc., Sr. Sec. Credit Facilities
1st Lien Term Loan, Tranche B, 9.50%, 3/22/12 1                                           17,217,521         17,353,108
------------------------------------------------------------------------------------------------------------------------
Resorts International Hotel & Casino, Inc., Sr. Sec. Credit Facilities
2nd Lien Term Loan, 16.499%, 3/22/13 1,4                                                   8,109,447          8,445,648
------------------------------------------------------------------------------------------------------------------------
Trump Entertainment Resorts, Inc., Sr. Sec. Credit Facilities Term Loan:
Tranche B1, 7.92%-8.03%, 5/20/12 1                                                         3,960,000          3,987,225
Tranche B2, 2%, 5/20/12 1                                                                  3,960,000          3,987,225
------------------------------------------------------------------------------------------------------------------------
Turtle Bay Resort, Sr. Sec. Credit Facilities 1st Lien Term Loan,
Tranche B, 8.15%, 9/13/10 1,2                                                              1,945,101          1,925,650
------------------------------------------------------------------------------------------------------------------------
Venetian Macao Ltd., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 8.20%, 5/25/13 1                                                               10,667,026         10,717,033
------------------------------------------------------------------------------------------------------------------------
Venetian Macao Ltd., Sr. Sec. Credit Facilities Term Loan,
Delayed Draw, 1.375%, 5/25/11 1                                                            8,333,315          8,322,899
------------------------------------------------------------------------------------------------------------------------
Wembley plc, Sr. Sec. Credit Facilities 1st Lien Term Loan, 6.99%, 7/25/12 1               2,970,000          2,971,856
------------------------------------------------------------------------------------------------------------------------
Wembley plc, Sr. Sec. Credit Facilities 2nd Lien Term Loan, 8.74%, 7/25/13 1               4,000,000          4,000,000
------------------------------------------------------------------------------------------------------------------------
Yonkers Racing Corp., Sr. Sec. Credit Facilities Term Loan,
2.25%-8.894%, 7/25/11 1,2                                                                  8,500,000          8,574,375
                                                                                                         ---------------
                                                                                                            237,719,798

                   15 | OPPENHEIMER SENIOR FLOATING RATE FUND

STATEMENT OF INVESTMENTS  Continued
--------------------------------------------------------------------------------
                                                                                           PRINCIPAL              VALUE
                                                                                              AMOUNT         SEE NOTE 1
------------------------------------------------------------------------------------------------------------------------
HOUSEHOLD DURABLES--0.3%
Springs Window Fashions Division, Inc., Sr. Sec. Credit Facilities
Term Loan, Tranche B, 8.25%, 12/18/12 1,2                                               $  9,950,000     $    9,974,875
------------------------------------------------------------------------------------------------------------------------
INTERNET & CATALOG RETAIL--0.2%
Tire Rack, Inc. (The), Sr. Sec. Credit Facilities Term Loan, Tranche B,
7.10%-7.25%, 6/24/12 1,2                                                                   8,826,065          8,826,065
------------------------------------------------------------------------------------------------------------------------
LEISURE EQUIPMENT & PRODUCTS--0.8%
24 Hour Fitness, Inc., Sr. Sec. Credit Facilities Term Loan, Tranche B,
7.99%-8.12%, 6/18/12 1                                                                    15,950,000         16,049,687
------------------------------------------------------------------------------------------------------------------------
Latham Manufacturing Co., Sr. Sec. Credit Facilities Term Loan, 6/30/12 1,3                1,000,000          1,000,625
------------------------------------------------------------------------------------------------------------------------
Latham Manufacturing Co., Sr. Sec. Credit Facilities Term Loan,
8.74%-8.90%, 6/30/12 1                                                                    11,471,365         11,478,535
                                                                                                         ---------------
                                                                                                             28,528,847

------------------------------------------------------------------------------------------------------------------------
MEDIA--14.4%
ALM Properties, Inc., Sr. Sec. Credit Facilities 1st Lien Term Loan,
7.999%, 3/4/10 1                                                                          10,367,521         10,363,198
------------------------------------------------------------------------------------------------------------------------
AMC Entertainment, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 7.525%, 1/26/13 1                                                              17,505,586         17,581,175
------------------------------------------------------------------------------------------------------------------------
Bragg Communications, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 7.227%, 8/31/11 1,2                                                             9,924,242          9,949,053
------------------------------------------------------------------------------------------------------------------------
Cebridge Connections Holding LLC, Sr. Sec. Credit Facilities 1st Lien
Term Loan, 7.739%, 2/23/09 1,2                                                            17,000,000         16,910,444
------------------------------------------------------------------------------------------------------------------------
Century Theatres, Inc., Sr. Sec. Credit Facilities Term Loan, Tranche B,
7.106%, 3/1/13 1                                                                          17,500,000         17,537,188
------------------------------------------------------------------------------------------------------------------------
Charter Communications Operation LLC, Sr. Sec. Credit Facilities
Term Loan, 8.125%, 4/27/13 1                                                              45,000,000         45,120,780
------------------------------------------------------------------------------------------------------------------------
Cinram International, Inc., Sr. Sec. Credit Facilities Term Loan,
7.084%, 4/12/11 1,2                                                                       14,000,000         13,986,882
------------------------------------------------------------------------------------------------------------------------
CSC Holdings, Inc. (Cablevision), Sr. Sec. Credit Facilities Term Loan,
Tranche B, 6.88%-7.258%, 3/30/13 1                                                        50,872,501         50,629,126
------------------------------------------------------------------------------------------------------------------------
Cygnus Business Media, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 10.007%, 12/31/08 1,2                                                           9,924,242          9,874,621
------------------------------------------------------------------------------------------------------------------------
Deluxe Entertainment Services, Inc., Sr. Sec. Credit Facilities Term Loan,
9.249%, 1/13/10 1,2                                                                        9,610,358          9,702,454
------------------------------------------------------------------------------------------------------------------------
DoubleClick, Inc., Sr. Sec. Credit Facilities Term Loan, Tranche B,
7.79%-9.17%, 7/13/12 1                                                                    25,335,397         25,683,759
------------------------------------------------------------------------------------------------------------------------
Frontiervision Operating Partners LP, Sr. Sec. Credit Facilities
Revolving Credit Loan, 9.65%, 9/30/06 1,2                                                  9,363,636          9,222,011
------------------------------------------------------------------------------------------------------------------------
Frontiervision Operating Partners LP, Sr. Sec. Credit Facilities
Term Loan, Tranche B, 9.775%, 9/30/06 1                                                    4,477,144          4,415,583
------------------------------------------------------------------------------------------------------------------------
GateHouse Media, Inc., Sr. Sec. Credit Facilities 1st Lien Term Loan, 12/7/13 1,3          2,000,000          1,998,126
------------------------------------------------------------------------------------------------------------------------
GateHouse Media, Inc., Sr. Sec. Credit Facilities 1st Lien Term Loan,
7.59%, 12/7/13 1                                                                          20,000,000         19,981,260

                   16 | OPPENHEIMER SENIOR FLOATING RATE FUND

                                                                                           PRINCIPAL              VALUE
                                                                                              AMOUNT         SEE NOTE 1
------------------------------------------------------------------------------------------------------------------------
MEDIA Continued
Gray Television, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 7.01%, 11/22/12 1                                                            $ 17,424,968     $   17,439,484
------------------------------------------------------------------------------------------------------------------------
Hit Entertainment, Inc., Sr. Sec. Credit Facilities 1st Lien
Term Loan, 7.70%, 8/5/12 1,2                                                              14,845,025         14,919,251
------------------------------------------------------------------------------------------------------------------------
Mediacom Broadband LLC, Sr. Sec. Credit Facilities Term Loan,
Delayed Draw, 7.38%, 12/31/12 1                                                           10,562,500         10,529,492
------------------------------------------------------------------------------------------------------------------------
Metro-Goldwyn-Mayer Studios, Inc., Sr. Sec. Credit Facilities Term Loan:
Tranche A, 7.749%, 4/8/11 1                                                                3,904,762          3,909,889
Tranche B, 7.749%, 4/8/12 1                                                                5,985,000          6,002,147
------------------------------------------------------------------------------------------------------------------------
Paxson Communications Corp., Sr. Sec. Credit Facilities 1st Lien
Term Loan, 8.757%, 1/15/12 1                                                              15,000,000         15,318,750
------------------------------------------------------------------------------------------------------------------------
PBI Media LLC, Sr. Sec. Credit Facilities 1st Lien Term Loan, Tranche B,
6.114%-7.749%, 9/30/12 1                                                                  27,310,982         27,402,010
------------------------------------------------------------------------------------------------------------------------
Quebecor Media, Inc., Sr. Sec. Credit Facilities Term Loan, Tranche B,
7.507%, 1/17/13 1,4                                                                       17,418,734         17,530,319
------------------------------------------------------------------------------------------------------------------------
Regal Cinemas, Inc., Sr. Sec. Credit Facilities Term Loan, Tranche B,
7.069%-7.249%, 11/10/10 1                                                                 34,965,640         34,820,603
------------------------------------------------------------------------------------------------------------------------
San Juan Cable & Construction, Sr. Sec. Credit Facilities 1st Lien
Term Loan, Tranche B, 7.27%, 10/31/12 1                                                   17,425,000         17,476,735
------------------------------------------------------------------------------------------------------------------------
SFX Entertainment, Inc., Sr. Sec. Credit Facilities Term Loan,
7.75%, 7/31/13 1,2                                                                        17,425,000         17,443,157
------------------------------------------------------------------------------------------------------------------------
UPC Financing Partnership, Sr. Sec. Credit Facilities Term Loan:
Tranche J2, 7.64%, 3/27/13 1                                                              17,500,000         17,483,743
Tranche K2, 7.64%, 12/27/13 1                                                             17,500,000         17,483,743
------------------------------------------------------------------------------------------------------------------------
Wide Open West LLC, Sr. Sec. Credit Facilities 1st Lien Term Loan,
7.421%-7.758%, 5/5/13 1                                                                    9,999,999         10,022,319
------------------------------------------------------------------------------------------------------------------------
Young Broadcasting, Inc., Sr. Sec. Credit Facilities Term Loan,
7.688%-7.75%, 11/3/12 1                                                                   14,874,874         14,830,711
                                                                                                         ---------------
                                                                                                            505,568,013

------------------------------------------------------------------------------------------------------------------------
MULTILINE RETAIL--1.0%
Dollarama Group LP, Sr. Sec. Credit Facilities Term Loan,
Tranche B, 7.485%, 2/12/12 1,2                                                             6,895,219          6,918,925
------------------------------------------------------------------------------------------------------------------------
General Growth Properties, Inc., Sr. Sec. Credit Facilities Term Loan:
Tranche A, 2/24/10 1,3                                                                    12,000,000         11,864,316
Tranche A, 6.65%, 2/24/10 1                                                               12,500,000         12,358,663
------------------------------------------------------------------------------------------------------------------------
Neiman Marcus Group, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 7.77%, 4/6/13 1                                                                 2,898,734          2,925,669
                                                                                                         ---------------
                                                                                                             34,067,573

------------------------------------------------------------------------------------------------------------------------
SPECIALTY RETAIL--2.6%
BCBG Max Azria Group, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 8.25%-8.813%, 8/10/11 1,2                                                      13,999,999         13,999,999

                   17 | OPPENHEIMER SENIOR FLOATING RATE FUND

STATEMENT OF INVESTMENTS  Continued
--------------------------------------------------------------------------------
                                                                                           PRINCIPAL              VALUE
                                                                                              AMOUNT         SEE NOTE 1
------------------------------------------------------------------------------------------------------------------------
SPECIALTY RETAIL Continued
Burlington Coat Factory Warehouse Corp., Sr. Sec. Credit Facilities
Term Loan, 7.43%-7.53%, 5/28/13 1                                                       $ 16,957,500     $   16,513,689
------------------------------------------------------------------------------------------------------------------------
Eye Care Centers of America, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 7.98%-8.55%, 3/1/12 1,2                                                         7,900,001          7,917,285
------------------------------------------------------------------------------------------------------------------------
Harbor Freight Tools, Sr. Sec. Credit Facilities Term Loan,
Tranche C, 6.921%, 7/15/10 1                                                              10,761,386         10,766,434
------------------------------------------------------------------------------------------------------------------------
J. Crew Operating Corp., Sr. Sec. Credit Facilities Term Loan,
7.74%, 5/15/13 1,2                                                                         4,385,965          4,386,877
------------------------------------------------------------------------------------------------------------------------
Movie Gallery, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 10.75%, 4/27/11 1,4                                                            26,139,687         25,529,090
------------------------------------------------------------------------------------------------------------------------
Savers, Inc., Sr. Sec. Credit Facilities 1st Lien Term Loan,
Tranche B, 8.596%, 7/30/09 1,2                                                             8,021,535          8,041,589
------------------------------------------------------------------------------------------------------------------------
Toys R Us Delaware, Inc., Sr. Sec. Credit Facilities Term Loan,
9.62%, 7/19/12 1                                                                           3,000,000          3,033,750
                                                                                                         ---------------
                                                                                                             90,188,713

------------------------------------------------------------------------------------------------------------------------
TEXTILES, APPAREL & LUXURY GOODS--0.2%
Maidenform, Inc., Sr. Sec. Credit Facilities Term Loan,
6.921%-7.15%, 6/7/10 1,2                                                                   8,333,333          8,312,500
------------------------------------------------------------------------------------------------------------------------
CONSUMER STAPLES--6.8%
------------------------------------------------------------------------------------------------------------------------
BEVERAGES--0.3%
Sunny Delight Beverages Co., Sr. Sec. Credit Facilities 1st Lien
Term Loan, 11.19%-11.52%, 8/3/10 1                                                         8,563,830          8,483,544
------------------------------------------------------------------------------------------------------------------------
Sunny Delight Beverages Co., Sr. Sec. Credit Facilities Revolving
Credit Loan, 11.15%, 8/23/09 1,2                                                           2,827,083          2,742,271
                                                                                                         ---------------
                                                                                                             11,225,815

------------------------------------------------------------------------------------------------------------------------
FOOD & STAPLES RETAILING--1.3%
Bi-Lo Holdings LLC, Sr. Sec. Credit Facilities Term Loan,
Tranche B, 9.16%-9.50%, 7/29/11 1                                                         39,514,493         40,024,901
------------------------------------------------------------------------------------------------------------------------
MAPCO, Inc., Sr. Sec. Credit Facilities Term Loan, 8.20%, 4/28/11 1,2                      6,271,711          6,306,989
                                                                                                         ---------------
                                                                                                             46,331,890

------------------------------------------------------------------------------------------------------------------------
FOOD PRODUCTS--1.1%
American Seafoods Group LLC, Sr. Sec. Credit Facilities Term Loan,
Delayed Draw, Tranche B2, 7.25%, 9/30/12 1,2                                               8,266,208          8,266,208
------------------------------------------------------------------------------------------------------------------------
Chiquita Brands International, Inc., Sr. Sec. Credit Facilities Term Loan:
Tranche B, 7.65%, 6/28/12 1,2                                                              1,877,791          1,879,356
Tranche C, 7.65%, 6/28/12 1,2                                                             12,864,988         12,899,826
------------------------------------------------------------------------------------------------------------------------
Dole Food Co., Sr. Sec. Credit Facilities Prefunded Letter of
Credit Term Loan, 7.25%, 4/17/13 1                                                         1,069,768          1,049,227
------------------------------------------------------------------------------------------------------------------------
Dole Food Co., Sr. Sec. Credit Facilities Term Loan, 4/11/13 1,3                             113,969            111,781

                   18 | OPPENHEIMER SENIOR FLOATING RATE FUND

                                                                                           PRINCIPAL              VALUE
                                                                                              AMOUNT         SEE NOTE 1
------------------------------------------------------------------------------------------------------------------------
FOOD PRODUCTS Continued
Dole Food Co., Sr. Sec. Credit Facilities Term Loan, 7%-9%, 4/11/13 1                   $  1,251,125     $    1,227,101
------------------------------------------------------------------------------------------------------------------------
Solvest Ltd., Sr. Sec. Credit Facilities Term Loan, 4/17/13 1,3                              379,897            372,603
------------------------------------------------------------------------------------------------------------------------
Solvest Ltd., Sr. Sec. Credit Facilities Term Loan, 7%-9%, 4/17/13 1                       7,661,666          7,514,554
------------------------------------------------------------------------------------------------------------------------
Windsor Quality Food Co., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 8.25%, 12/10/10 1,2                                                             5,932,500          5,947,331
                                                                                                         ---------------
                                                                                                             39,267,987

------------------------------------------------------------------------------------------------------------------------
HOUSEHOLD PRODUCTS--1.1%
Amscan Holdings, Inc., Sr. Sec. Credit Facilities 1st Lien Term Loan,
Tranche B, 8.194%-8.30%, 12/22/12 1                                                       16,957,500         17,014,019
------------------------------------------------------------------------------------------------------------------------
Jarden Corp., Sr. Sec. Credit Facilities Term Loan, 7.499%, 1/24/12 1,4                    9,204,382          9,210,134
------------------------------------------------------------------------------------------------------------------------
Playpower, Inc., Sr. Sec. Credit Facilities Term Loan, 8.50%, 2/1/10 1,2                   9,794,872          9,868,333
                                                                                                         ---------------
                                                                                                             36,092,486

------------------------------------------------------------------------------------------------------------------------
PERSONAL PRODUCTS--2.1%
Cosmetic Essence, Inc., Sr. Sec. Credit Facilities 1st Lien Term Loan,
8.875%-10.356%, 12/3/10 1,2                                                               11,438,735         11,467,333
------------------------------------------------------------------------------------------------------------------------
FGX International, Sr. Sec. Credit Facilities 1st Lien Term Loan,
9.396%, 12/14/12 1,2                                                                      18,000,000         18,045,000
------------------------------------------------------------------------------------------------------------------------
Mega Bloks, Inc., Sr. Sec. Credit Facilities Term Loan, Tranche B,
6.938%-7.25%, 7/26/12 1                                                                    5,955,461          5,953,603
------------------------------------------------------------------------------------------------------------------------
Natural Products Group, Sr. Sec. Credit Facilities 1st Lien Term Loan,
8.40%, 6/19/13 1,2                                                                        12,000,000         12,045,000
------------------------------------------------------------------------------------------------------------------------
Natural Products Group, Sr. Sec. Credit Facilities 2nd Lien Term Loan,
11.96%, 12/19/13 1,2                                                                       2,000,000          2,012,500
------------------------------------------------------------------------------------------------------------------------
Nice-Pak Products, Inc., Sr. Sec. Credit Facilities Term Loan, Tranche B,
9.144%-10.356%, 6/18/10 1,2                                                                2,305,042          2,309,363
------------------------------------------------------------------------------------------------------------------------
Pure Fishing, Inc., Sr. Sec. Credit Facilities Term Loan, Tranche B,
8.50%-8.61%, 3/23/10 1                                                                    14,703,072         14,730,640
------------------------------------------------------------------------------------------------------------------------
VJCS Acquisition, Inc., Sr. Sec. Credit Facilities Term Loan, Tranche B,
7.69%-7.81%, 5/10/13 1,2                                                                   7,000,000          7,000,000
                                                                                                         ---------------
                                                                                                             73,563,439

------------------------------------------------------------------------------------------------------------------------
TOBACCO--0.9%
Commonwealth Brands, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 7.75%, 12/22/12 1,4                                                            14,058,750         14,146,617
------------------------------------------------------------------------------------------------------------------------
Reynolds American, Inc., Sr. Sec. Credit Facilities Term Loan,
7.188%-7.313%, 5/31/12 1                                                                  17,475,200         17,580,331
                                                                                                         ---------------
                                                                                                             31,726,948

                   19 | OPPENHEIMER SENIOR FLOATING RATE FUND

STATEMENT OF INVESTMENTS  Continued
--------------------------------------------------------------------------------
                                                                                           PRINCIPAL              VALUE
                                                                                              AMOUNT         SEE NOTE 1
------------------------------------------------------------------------------------------------------------------------
ENERGY--6.7%
------------------------------------------------------------------------------------------------------------------------
ENERGY EQUIPMENT & SERVICES--1.5%
Coldren Resource LP, Sr. Sec. Credit Facilities 1st Lien
Term Loan, 7/14/11 1,3                                                                  $ 17,229,917     $   17,316,066
------------------------------------------------------------------------------------------------------------------------
Coldren Resource LP, Sr. Sec. Credit Facilities Letter of
Credit Term Loan, 7/14/11 1,3                                                              2,770,083          2,783,934
------------------------------------------------------------------------------------------------------------------------
Helix Energy Solutions, Inc., Sr. Sec. Credit Facilities Term Loan, 5/9/13 1,3            11,000,000         11,004,587
------------------------------------------------------------------------------------------------------------------------
Helix Energy Solutions, Inc., Sr. Sec. Credit Facilities Term Loan,
7.346%-7.64%, 5/9/13 1                                                                     9,000,000          9,003,754
------------------------------------------------------------------------------------------------------------------------
Northern Star Generation LLC, Sr. Sec. Credit Facilities Term Loan,
Tranche B, 8.35%, 12/17/11 1,2                                                            12,304,425         12,469,772
                                                                                                         ---------------
                                                                                                             52,578,113

------------------------------------------------------------------------------------------------------------------------
OIL & GAS--5.2%
Astoria Generating Co., Sr. Sec. Credit Facilities 1st Lien Term Loan,
Tranche B, 7.38%-7.45%, 2/25/13 1                                                         11,686,147         11,714,323
------------------------------------------------------------------------------------------------------------------------
Astoria Generating Co., Sr. Sec. Credit Facilities 2nd Lien Term Loan,
Tranche B, 9.20%, 8/25/13 1                                                               18,500,000         18,770,563
------------------------------------------------------------------------------------------------------------------------
ATP Oil & Gas Corp., Sr. Sec. Credit Facilities Term Loan, Tranche B,
8.36%-8.859%, 4/14/10 1                                                                   18,000,000         18,112,500
------------------------------------------------------------------------------------------------------------------------
Cheniere Energy, Inc., Sr. Sec. Credit Facilities Term Loan,
6.45%-8.249%, 8/31/12 1                                                                   17,865,075         18,026,986
------------------------------------------------------------------------------------------------------------------------
Coleto Creek Power LP, Sr. Sec. Credit Facilities Term Loan, Tranche B,
8.195%, 7/7/13 1                                                                          25,000,000         24,875,000
------------------------------------------------------------------------------------------------------------------------
Hawkeye Renewables LLC, Sr. Sec. Credit Facilities 1st Lien Term Loan,
9.40%-9.543%, 6/27/12 1                                                                   16,000,000         15,910,000
------------------------------------------------------------------------------------------------------------------------
Hercules Offshore LLC, Sr. Sec. Credit Facilities Term Loan, Tranche B,
8.76%, 6/29/10 1,2                                                                         8,357,143          8,435,491
------------------------------------------------------------------------------------------------------------------------
LS Power General Finance LLC, Sr. Sec. Credit Facilities 1st Lien
Term Loan, Delayed Draw, 0.875%, 3/15/13 1                                                   989,899            987,424
------------------------------------------------------------------------------------------------------------------------
LS Power General Finance LLC, Sr. Sec. Credit Facilities 1st Lien
Term Loan, 7.249%, 3/15/13 1                                                              23,510,101         23,451,326
------------------------------------------------------------------------------------------------------------------------
MEG Energy Corp., Sr. Sec. Credit Facilities Term Loan, Tranche B,
7.50%, 3/30/13 1                                                                          12,468,750         12,497,690
------------------------------------------------------------------------------------------------------------------------
Pine Prairie, Sr. Sec. Credit Facilities Term Loan, Delayed Draw,
1.25%, 12/31/13 1,2                                                                        2,800,000          2,789,500
------------------------------------------------------------------------------------------------------------------------
Pine Prairie, Sr. Sec. Credit Facilities Term Loan, Delayed Draw,
1.25%, 12/31/13 1,2                                                                          772,727            769,830
------------------------------------------------------------------------------------------------------------------------
Pine Prairie, Sr. Sec. Credit Facilities Term Loan, 7.80%, 12/31/13 1,2                   10,427,273         10,479,409
------------------------------------------------------------------------------------------------------------------------
Targa Resources, Inc., Sr. Sec. Credit Facilities Bridge Term Loan,
7.477%, 10/31/07 1                                                                        16,000,000         16,023,328
                                                                                                         ---------------
                                                                                                            182,843,370

                   20 | OPPENHEIMER SENIOR FLOATING RATE FUND

                                                                                           PRINCIPAL              VALUE
                                                                                              AMOUNT         SEE NOTE 1
------------------------------------------------------------------------------------------------------------------------
FINANCIALS--2.4%
------------------------------------------------------------------------------------------------------------------------
CONSUMER FINANCE--0.3%
Buckeye Check Cashing, Inc., Sr. Sec. Credit Facilities 1st Lien
Term Loan, 8.03%-8.14%, 5/1/12 1                                                        $ 11,970,000     $   11,977,481
------------------------------------------------------------------------------------------------------------------------
DIVERSIFIED FINANCIAL SERVICES--1.0%
Ameritrade Holding Corp., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 6.90%, 12/31/12 1                                                              34,912,500         34,868,859
------------------------------------------------------------------------------------------------------------------------
INSURANCE--0.4%
Conseco, Inc., Sr. Sec. Credit Facilities Term Loan, 7.119%, 6/22/10 1,2                   8,941,825          8,962,320
------------------------------------------------------------------------------------------------------------------------
Swett & Crawford Group, Sr. Sec. Credit Facilities 1st Lien Term Loan,
Tranche B, 8.19%-8.248%, 11/16/11 1,2                                                      4,987,500          5,012,438
                                                                                                         ---------------
                                                                                                             13,974,758

------------------------------------------------------------------------------------------------------------------------
REAL ESTATE--0.7%
Capital Auto REIT, Sr. Sec. Credit Facilities Term Loan, 7.10%, 12/16/10 1,4              19,535,719         19,557,424
------------------------------------------------------------------------------------------------------------------------
LA&W Finance Group, Sr. Sec. Credit Facilities Term Loan,
8.783%, 2/15/12 1,2                                                                        2,992,500          3,018,684
                                                                                                         ---------------
                                                                                                             22,576,108

------------------------------------------------------------------------------------------------------------------------
HEALTH CARE--8.3%
------------------------------------------------------------------------------------------------------------------------
HEALTH CARE EQUIPMENT & SUPPLIES--0.7%
CCS Medical, Sr. Sec. Credit Facilities 1st Lien Term Loan,
8.75%, 9/30/12 1                                                                          21,890,000         21,088,279
------------------------------------------------------------------------------------------------------------------------
Fresenius Medical Care AG, Sr. Sec. Credit Facilities Term Loan,
Tranche B, 6.782%-6.874%, 3/31/13 1                                                        2,992,500          2,969,850
                                                                                                         ---------------
                                                                                                             24,058,129

------------------------------------------------------------------------------------------------------------------------
HEALTH CARE PROVIDERS & SERVICES--7.6%
American Medical Response/EmCare Holdings, Inc., Sr. Sec.
Credit Facilities Term Loan, Tranche B, 7.16%-7.27%, 2/10/12 1                             8,454,631          8,467,845
------------------------------------------------------------------------------------------------------------------------
Ameripath, Inc., Sr. Sec. Credit Facilities Term Loan, 7.39%, 1/25/13 1                    7,980,000          7,979,003
------------------------------------------------------------------------------------------------------------------------
Aveta Holdings, Inc., Sr. Sec. Credit Facilities Term Loan:
Tranche B, 7.75%, 7/27/11 1,2                                                              9,468,456          9,492,127
Tranche B, 7.75%, 8/22/11 1,2                                                                962,625            965,032
------------------------------------------------------------------------------------------------------------------------
Benchmark Medical, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 7.964%-8.499%, 12/27/12 1,2                                                     4,975,000          4,975,000
------------------------------------------------------------------------------------------------------------------------
CompBenefits Corp., Sr. Sec. Credit Facilities Term Loan, Tranche B
Add-On, 8.40%-8.618%, 3/31/13 1,2                                                          8,887,500          8,937,492
------------------------------------------------------------------------------------------------------------------------
Concentra Operating Corp., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 7.62%, 9/30/11 1,2                                                              6,526,915          6,545,275
------------------------------------------------------------------------------------------------------------------------
DaVita, Inc., Sr. Sec. Credit Facilities Term Loan, Tranche B,
7.11%-7.69%, 10/5/12 1                                                                     9,925,344          9,957,242

                   21 | OPPENHEIMER SENIOR FLOATING RATE FUND

STATEMENT OF INVESTMENTS  Continued
--------------------------------------------------------------------------------
                                                                                           PRINCIPAL              VALUE
                                                                                              AMOUNT         SEE NOTE 1
------------------------------------------------------------------------------------------------------------------------
HEALTH CARE PROVIDERS & SERVICES Continued
FHC Health Systems, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 11.231%, 11/15/09 1,2                                                        $  5,380,367     $    5,568,680
------------------------------------------------------------------------------------------------------------------------
FHC Health Systems, Inc., Sr. Sec. Credit Facilities Term Loan,
Delayed Draw, Tranche B, 13.231%, 11/15/09 1,2                                             2,080,196          2,153,003
------------------------------------------------------------------------------------------------------------------------
Genoa Healthcare LLC, Sr. Sec. Credit Facilities 1st Lien Term Loan,
8.609%-10.50%, 8/10/12 1,2                                                                 9,215,961          9,319,641
------------------------------------------------------------------------------------------------------------------------
Genoa Healthcare LLC, Sr. Sec. Credit Facilities 2nd Lien Term Loan,
13.109%, 2/10/13 1                                                                         1,000,000          1,009,375
------------------------------------------------------------------------------------------------------------------------
Gentiva Health Services, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 7.08%-7.89%, 3/31/13 1                                                         11,837,838         11,858,187
------------------------------------------------------------------------------------------------------------------------
GGNSC Beverly LLC, Sr. Sec. Credit Facilities 1st Lien Term Loan,
7.959%-8.249%, 4/24/13 1,2                                                                 7,231,875          7,277,074
------------------------------------------------------------------------------------------------------------------------
HealthSouth Corp., Sr. Sec. Credit Facilities Term Loan, 8.52%, 3/10/13 1                 28,000,000         27,984,432
------------------------------------------------------------------------------------------------------------------------
Matria Healthcare, Inc., Sr. Sec. Credit Facilities Term Loan:
Tranche B, 7.439%-7.749%, 1/19/12 1,2                                                     16,271,521         16,220,672
Tranche C, 7.439%, 1/19/07 1,2                                                             3,833,835          3,896,135
------------------------------------------------------------------------------------------------------------------------
MultiPlan, Inc., Sr. Sec. Credit Facilities Term Loan, Tranche B, 7.499%,
4/15/13 1                                                                                  5,356,838          5,336,750
------------------------------------------------------------------------------------------------------------------------
Per-Se Technologies, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 7.68%-7.75%, 1/6/13 1                                                          19,073,563         19,121,248
------------------------------------------------------------------------------------------------------------------------
Quintiles Transnational Corp., Sr. Sec. Credit Facilities 1st Lien
Term Loan, Tranche B, 7.50%, 3/31/13 1                                                    12,787,950         12,787,950
------------------------------------------------------------------------------------------------------------------------
Quintiles Transnational Corp., Sr. Sec. Credit Facilities 2nd Lien
Term Loan, 9.50%, 3/31/14 1                                                                4,000,000          4,057,500
------------------------------------------------------------------------------------------------------------------------
Rural/Metro Corp., Sr. Sec. Credit Facilities Letter of Credit Term Loan,
7.584%, 2/18/12 1,2                                                                        2,604,709          2,616,105
------------------------------------------------------------------------------------------------------------------------
Rural/Metro Corp., Sr. Sec. Credit Facilities Term Loan, Tranche B,
7.40%-7.502%, 2/18/12 1,2                                                                  7,962,968          7,997,805
------------------------------------------------------------------------------------------------------------------------
Sheridan Healthcare, Inc., Sr. Sec. Credit Facilities 1st Lien Term Loan,
Tranche B, 7.66%-8.007%, 11/9/10 1,2                                                      11,509,872         11,538,647
------------------------------------------------------------------------------------------------------------------------
SouthernCare, Inc., Sr. Sec. Credit Facilities Term Loan, Tranche B,
7.86%-7.999%, 12/10/10 1                                                                  12,922,613         12,946,842
------------------------------------------------------------------------------------------------------------------------
Team Health, Inc., Sr. Sec. Credit Facilities Term Loan, Tranche B,
7.694%, 11/30/12 1                                                                         9,950,000         10,001,302
------------------------------------------------------------------------------------------------------------------------
Vanguard Health Systems, Inc., Sr. Sec. Credit Facilities Acquisition
Term Loan, Tranche B, 7.749%-7.868%, 9/23/11 1                                            14,786,048         14,863,054
------------------------------------------------------------------------------------------------------------------------
Warner Chilcott plc, Sr. Sec. Credit Facilities Term Loan:
Tranche B, 7.61%, 1/4/12 1,4                                                               7,638,251          7,656,552
Tranche B, 7.63%, 1/4/12 1                                                                 8,184,084          8,203,693
Tranche C, 7.61%, 1/4/12 1                                                                 4,407,959          4,418,520
Tranche D, 7.61%, 1/4/12 1                                                                 3,021,637          3,028,877

                   22 | OPPENHEIMER SENIOR FLOATING RATE FUND

                                                                                           PRINCIPAL              VALUE
                                                                                              AMOUNT         SEE NOTE 1
------------------------------------------------------------------------------------------------------------------------
HEALTH CARE PROVIDERS & SERVICES Continued
Warner Chilcott plc, Sr. Sec. Credit Facilities Term Loan,
Delayed Draw, 7.61%-7.999%, 1/14/12 1                                                   $  2,122,924     $    2,127,569
                                                                                                         ---------------
                                                                                                            269,308,629

------------------------------------------------------------------------------------------------------------------------
INDUSTRIALS--20.3%
------------------------------------------------------------------------------------------------------------------------
AEROSPACE & DEFENSE--6.0%
AM General LLC, Sr. Sec. Credit Facilities 1st Lien Term Loan,
Tranche B, 9.829%-11.589%, 8/10/11 1                                                       9,350,000          9,461,032
------------------------------------------------------------------------------------------------------------------------
American Airlines, Inc., Sr. Sec. Credit Facilities Revolving Credit Loan,
8.95%-9.11%, 6/17/09 1,2                                                                   4,725,000          4,772,250
------------------------------------------------------------------------------------------------------------------------
American Airlines, Inc., Sr. Sec. Credit Facilities Term Loan, Tranche B,
8.33%-8.65%, 12/17/10 1                                                                    2,992,500          3,030,218
------------------------------------------------------------------------------------------------------------------------
Apptis, Inc., Sr. Sec. Credit Facilities Term Loan, 8.65%, 1/5/11 1,2                     11,605,264         11,692,304
------------------------------------------------------------------------------------------------------------------------
DeCrane Aircraft Holdings, Inc., Sr. Sec. Credit Facilities 1st Lien
Term Loan, Tranche B, 9.758%-11.343%, 3/31/08 1,2                                          8,436,232          8,488,958
------------------------------------------------------------------------------------------------------------------------
DeCrane Aircraft Holdings, Inc., Sr. Sec. Credit Facilities 2nd Lien
Term Loan, 11%, 6/30/08 2                                                                  8,000,000          8,040,000
------------------------------------------------------------------------------------------------------------------------
Delta Airlines, Inc., Sr. Sec. Credit Facilities Term Loan, Debtor
in Possession:
Tranche A, 8.023%, 3/27/08 1                                                               1,000,000          1,009,286
Tranche B, 10.023%, 3/27/08 1                                                              8,000,000          8,155,000
------------------------------------------------------------------------------------------------------------------------
DynCorp International LLC, Sr. Sec. Credit Facilities Term Loan,
Tranche C, 7.313%-7.813%, 2/11/11 1                                                       20,782,274         20,877,518
------------------------------------------------------------------------------------------------------------------------
Gencorp, Inc., Sr. Sec. Credit Facilities Prefunded Letter of
Credit Term Loan, 8.65%, 12/1/10 1,2                                                      10,577,725         10,630,614
------------------------------------------------------------------------------------------------------------------------
Gencorp, Inc., Sr. Sec. Credit Facilities Term Loan, 8.68%, 12/6/10 1,2                    9,850,507          9,899,759
------------------------------------------------------------------------------------------------------------------------
IAP Worldwide Services, Inc., Sr. Sec. Credit Facilities 1st Lien
Term Loan, 8.50%, 12/30/12 1                                                              19,900,000         19,982,923
------------------------------------------------------------------------------------------------------------------------
IAP Worldwide Services, Inc., Sr. Sec. Credit Facilities 2nd Lien
Term Loan, 13.50%, 6/30/13 1,2                                                             8,000,000          8,195,000
------------------------------------------------------------------------------------------------------------------------
Mid-Western Aircraft Systems, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 7.318%, 12/31/11 1                                                              4,950,000          4,976,606
------------------------------------------------------------------------------------------------------------------------
Northwest Airlines, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche A, 10.65%, 11/23/09 1                                                             15,000,000         15,237,495
------------------------------------------------------------------------------------------------------------------------
Overwatch Systems LLC, Sr. Sec. Credit Facilities Term Loan,
Tranche B Add-On, 7.95%-8.03%, 4/1/11 1,2                                                  1,329,417          1,339,388
------------------------------------------------------------------------------------------------------------------------
Overwatch Systems LLC, Sr. Sec. Credit Facilities Term Loan,
7.78%-8.03%, 4/1/11 1,2                                                                    9,902,412          9,976,681
------------------------------------------------------------------------------------------------------------------------
United Air Lines, Inc., Sr. Sec. Credit Facilities Term Loan, Tranche B,
8.625%, 1/9/12 1                                                                          26,250,000         26,580,855
------------------------------------------------------------------------------------------------------------------------
United Air Lines, Inc., Sr. Sec. Credit Facilities Term Loan,
Delayed Draw, 9.188%, 2/1/12 1                                                             3,750,000          3,797,265

                   23 | OPPENHEIMER SENIOR FLOATING RATE FUND

STATEMENT OF INVESTMENTS  Continued
--------------------------------------------------------------------------------
                                                                                           PRINCIPAL              VALUE
                                                                                              AMOUNT         SEE NOTE 1
------------------------------------------------------------------------------------------------------------------------
AEROSPACE & DEFENSE Continued
US Airways Group, Inc., Sr. Sec. Credit Facilities Term Loan,
8.999%, 3/31/11 1                                                                       $ 15,500,000     $   15,602,688
------------------------------------------------------------------------------------------------------------------------
Wyle Laboratories, Inc., Sr. Sec. Credit Facilities 1st Lien Term Loan,
7.88%, 1/28/11 1,2                                                                         8,091,773          8,149,937
------------------------------------------------------------------------------------------------------------------------
Wyle Laboratories, Inc., Sr. Sec. Credit Facilities 2nd Lien Term Loan,
11.63%, 7/28/11 1,2                                                                        2,000,000          2,038,750
                                                                                                         ---------------
                                                                                                            211,934,527

------------------------------------------------------------------------------------------------------------------------
BUILDING PRODUCTS--2.5%
Acoustical Material Services, Inc., Sr. Sec. Credit Facilities Term
Loan,
8.15%-8.258%, 4/13/12 1                                                                   12,627,849         12,675,203
------------------------------------------------------------------------------------------------------------------------
Custom Building Products, Sr. Sec. Credit Facilities 1st Lien Term Loan,
7.749%, 10/20/11 1,2                                                                       7,561,587          7,610,419
------------------------------------------------------------------------------------------------------------------------
Custom Building Products, Sr. Sec. Credit Facilities 2nd Lien
Term Loan, 10.618%, 4/20/12 1,2                                                            9,000,000          9,050,625
------------------------------------------------------------------------------------------------------------------------
Formica Corp., Sr. Sec. Credit Facilities Term Loan, Tranche B,
8.499%-8.618%, 3/10/13 1,2                                                                14,463,750         14,508,950
------------------------------------------------------------------------------------------------------------------------
MAAX, Inc., Sr. Sec. Credit Facilities Term Loan, Tranche B,
8.214%-8.50%, 6/4/11 1,2                                                                   8,392,840          8,350,875
------------------------------------------------------------------------------------------------------------------------
PGT Industries, Inc., Sr. Sec. Credit Facilities 1st Lien Term Loan,
8.36%, 2/14/12 1,2                                                                        16,297,835         16,389,511
------------------------------------------------------------------------------------------------------------------------
Pro Paint, Inc., Sr. Sec. Credit Facilities 1st Lien Term Loan,
7.688%-7.813%, 5/31/12 1,2                                                                 5,000,000          5,025,000
------------------------------------------------------------------------------------------------------------------------
Pro Paint, Inc., Sr. Sec. Credit Facilities 2nd Lien Term Loan,
11.375%, 5/31/13 1                                                                         1,000,000          1,010,000
------------------------------------------------------------------------------------------------------------------------
United Subcontractors, Inc., Sr. Sec. Credit Facilities 1st Lien Term Loan,
Tranche B, 8.36%, 12/27/12 1,2                                                            14,925,000         14,925,000
                                                                                                         ---------------
                                                                                                             89,545,583

------------------------------------------------------------------------------------------------------------------------
COMMERCIAL SERVICES & SUPPLIES--6.5%
Allied Security Holdings LLC, Sr. Sec. Credit Facilities Term Loan,
Tranche C, 10.11%, 7/17/12 1                                                              15,500,000         15,596,875
------------------------------------------------------------------------------------------------------------------------
Headwaters, Inc., Sr. Sec. Credit Facilities 1st Lien Term Loan,
7.38%-7.50%, 4/30/11 1                                                                    14,430,273         14,457,329
------------------------------------------------------------------------------------------------------------------------
Hertz Corp. (The), Sr. Sec. Credit Facilities Term Loan, Tranche B,
7.41%-7.69%, 12/21/12 1                                                                   31,114,358         31,285,827
------------------------------------------------------------------------------------------------------------------------
NES Rentals Holdings, Inc., Sr. Sec. Credit Facilities 2nd Lien Term Loan,
12.15%, 6/22/13 1                                                                         20,000,000         20,241,660
------------------------------------------------------------------------------------------------------------------------
NES Rentals Holdings, Inc., Sr. Sec. Credit Facilities Term Loan, 11.15%,
6/22/13 1                                                                                  5,000,000          5,060,415
------------------------------------------------------------------------------------------------------------------------
Norwood Promotional Products, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche A, 13.56%, 8/16/09 1,2                                                            16,736,238         17,070,963

                   24 | OPPENHEIMER SENIOR FLOATING RATE FUND

                                                                                           PRINCIPAL              VALUE
                                                                                              AMOUNT         SEE NOTE 1
------------------------------------------------------------------------------------------------------------------------
COMMERCIAL SERVICES & SUPPLIES Continued
Outsourcing Solutions, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 9.90%, 5/23/12 1,2                                                           $ 11,223,193     $   11,251,251
------------------------------------------------------------------------------------------------------------------------
Ozburn-Hessey Logistics, Sr. Sec. Credit Facilities Term Loan,
Tranche B, 8.695%-8.793%, 6/30/13 1                                                       15,000,000         15,000,000
------------------------------------------------------------------------------------------------------------------------
Protection One, Inc., Sr. Sec. Credit Facilities Term Loan, Tranche C,
7.70%-8%, 3/31/12 1                                                                       14,862,751         14,899,908
------------------------------------------------------------------------------------------------------------------------
Safety-Kleen Corp., Sr. Sec. Credit Facilities Term Loan, 7.938%, 8/10/13 1                6,237,288          6,256,780
------------------------------------------------------------------------------------------------------------------------
Safety-Kleen Systems, Inc., Sr. Sec. Credit Facilities Prefunded Letter
of Credit Term Loan, 12.337%, 4/6/11 1,2                                                   1,680,000          1,731,799
------------------------------------------------------------------------------------------------------------------------
Safety-Kleen Systems, Inc., Sr. Sec. Credit Facilities Term Loan,
12.17%-14.055%, 4/6/11 1,2                                                                 5,925,000          6,107,686
------------------------------------------------------------------------------------------------------------------------
Sedgwick Claims Management Services, Inc., Sr. Sec. Credit Facilities
Term Loan, Tranche B, 7.43%-7.499%, 2/28/13 1,2                                            3,925,151          3,919,428
------------------------------------------------------------------------------------------------------------------------
TransFirst Holdings, Inc., Sr. Sec. Credit Facilities 1st Lien Term Loan,
Tranche A, 8.50%, 6/16/10 1,2                                                              4,678,514          4,731,147
------------------------------------------------------------------------------------------------------------------------
TransFirst Holdings, Inc., Sr. Sec. Credit Facilities 2nd Lien Term Loan,
Tranche B, 8.50%, 6/16/10 1,2                                                              1,926,447          1,955,344
------------------------------------------------------------------------------------------------------------------------
U.S. Investigations Services, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche C, 7.92%, 12/29/12 1                                                               6,923,497          6,940,806
------------------------------------------------------------------------------------------------------------------------
U.S. Investigations Services, Inc., Sr. Sec. Credit Facilities Term Loan,
7.92%, 10/21/12 1                                                                         12,825,779         12,857,843
------------------------------------------------------------------------------------------------------------------------
Vanguard Car Rental USA, Inc., Sr. Sec. Credit Facilities Term Loan,
8.319%, 6/15/13 1                                                                         26,000,000         26,113,750
------------------------------------------------------------------------------------------------------------------------
Workflow Management, Inc., Sr. Sec. Credit Facilities 1st Lien
Term Loan, Tranche B, 9.485%, 10/17/10 1,2                                                11,700,000         11,802,375
                                                                                                         ---------------
                                                                                                            227,281,186

------------------------------------------------------------------------------------------------------------------------
CONSTRUCTION & ENGINEERING--0.3%
SunCal Master I Cos., Sr. Sec. Credit Facilities 1st Lien Term Loan,
8.70%-8.74%, 1/25/10 1,2                                                                   4,462,537          4,487,639
------------------------------------------------------------------------------------------------------------------------
Technical Olympic USA, Inc., Sr. Sec. Credit Facilities Term Loan,
7.75%, 7/29/08 1                                                                           6,000,000          5,977,500
                                                                                                         ---------------
                                                                                                             10,465,139

------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL CONGLOMERATES--4.1%
Amsted Industries, Inc., Sr. Sec. Credit Facilities Term Loan, Tranche B,
7.01%-7.50%, 4/6/13 1,2                                                                   13,910,618         13,993,220
------------------------------------------------------------------------------------------------------------------------
Axia, Inc., Sr. Sec. Credit Facilities Term Loan, Tranche B, 8.75%, 12/20/12 1,2           9,950,000          9,974,875
------------------------------------------------------------------------------------------------------------------------
Cellnet Technology, Inc., Sr. Sec. Credit Facilities 1st Lien Term Loan,
Tranche B, 8.50%, 4/26/12 1                                                               14,318,820         14,453,059
------------------------------------------------------------------------------------------------------------------------
Communications & Power Industries, Inc., Sr. Sec. Credit Facilities
Term Loan, 7.59%-7.62%, 7/23/10 1,2                                                        3,234,722          3,248,874

                   25 | OPPENHEIMER SENIOR FLOATING RATE FUND

STATEMENT OF INVESTMENTS  Continued
--------------------------------------------------------------------------------
                                                                                           PRINCIPAL              VALUE
                                                                                              AMOUNT         SEE NOTE 1
------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL CONGLOMERATES Continued
Hillman Group, Inc. (The), Sr. Sec. Credit Facilities Term Loan,
Tranche B, 8.438%, 3/31/11 1                                                            $ 17,991,146     $   18,137,324
------------------------------------------------------------------------------------------------------------------------
Mueller Group, Inc. (The), Sr. Sec. Credit Facilities Term Loan,
Tranche B, 7.36%-7.868%, 10/3/12 1                                                        13,641,353         13,726,612
------------------------------------------------------------------------------------------------------------------------
PP Acquisition Corp., Sr. Sec. Credit Facilities Term Loan, 8.40%,
11/12/11 1,2                                                                              15,677,265         15,834,038
------------------------------------------------------------------------------------------------------------------------
Sensata Technologies, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 7.148%-7.24%, 4/27/13 1                                                        10,000,000          9,958,039
------------------------------------------------------------------------------------------------------------------------
Tinnerman Palnut Engineered Products LLC, Sr. Sec. Credit Facilities
1st Lien Term Loan, 8.47%-10.50%, 11/5/09 1,2                                             12,973,419         12,973,419
------------------------------------------------------------------------------------------------------------------------
TriMas Corp., Sr. Sec. Credit Facilities Revolving Credit Loan,
8.856%-8.875%, 12/31/07 1,2                                                                1,666,667          1,625,000
------------------------------------------------------------------------------------------------------------------------
TriMas Corp., Sr. Sec. Credit Facilities Term Loan, Tranche B,
9.19%-9.248%, 12/31/09 1                                                                  16,258,400         16,426,073
------------------------------------------------------------------------------------------------------------------------
TriMas Corp., Sr. Sec. Credit Facilities Term Loan, 8.25%, 8/10/13 1                      13,812,500         13,812,500
                                                                                                         ---------------
                                                                                                            144,163,033

------------------------------------------------------------------------------------------------------------------------
MACHINERY--0.5%
Babcock & Wilcox Co., Sr. Sec. Credit Facilities Term Loan,
Delayed Draw, 1%, 12/30/10 1,2                                                            16,500,000         16,582,500
------------------------------------------------------------------------------------------------------------------------
MARINE--0.4%
Great Lakes Dredge & Dock Co., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 7.99%-8.62%, 12/22/10 1,2                                                      14,110,907         14,163,823
------------------------------------------------------------------------------------------------------------------------
INFORMATION TECHNOLOGY--3.1%
------------------------------------------------------------------------------------------------------------------------
COMPUTERS & PERIPHERALS--0.2%
Deltek Systems, Inc., Sr. Sec. Credit Facilities Incremental Term Loan,
7.749%, 3/31/11 1,2                                                                        8,478,664          8,542,254
------------------------------------------------------------------------------------------------------------------------
ELECTRONIC EQUIPMENT & INSTRUMENTS--0.4%
Amkor Technology, Inc., Sr. Sec. Credit Facilities 2nd Lien Term Loan,
Tranche B, 9.694%, 10/27/10 1,2                                                           13,000,000         13,463,125
------------------------------------------------------------------------------------------------------------------------
INTERNET SOFTWARE & SERVICES--0.7%
Open Solutions, Inc., Sr. Sec. Credit Facilities 1st Lien Term Loan,
7.78%, 3/14/11 1                                                                           8,986,748          9,037,298
------------------------------------------------------------------------------------------------------------------------
Open Solutions, Inc., Sr. Sec. Credit Facilities 2nd Lien Term Loan,
11.78%, 9/14/11 1,2                                                                        6,500,000          6,670,625
------------------------------------------------------------------------------------------------------------------------
SS&C Technologies, Inc. (Canada), Sr. Sec. Credit Facilities Term Loan,
Tranche B, 8%, 11/4/12 1,2                                                                   623,594            627,232
------------------------------------------------------------------------------------------------------------------------
SS&C Technologies, Inc. (U.S.), Sr. Sec. Credit Facilities Term Loan,
Tranche B, 8%, 11/4/12 1,2                                                                 7,336,406          7,379,199
                                                                                                         ---------------
                                                                                                             23,714,354

                   26 | OPPENHEIMER SENIOR FLOATING RATE FUND

                                                                                           PRINCIPAL              VALUE
                                                                                              AMOUNT         SEE NOTE 1
------------------------------------------------------------------------------------------------------------------------
IT SERVICES--1.2%
Stratus Technologies, Inc., Sr. Sec. Credit Facilities 1st Lien Term Loan,
8.50%, 4/7/11 1                                                                         $  8,000,000     $    8,027,504
------------------------------------------------------------------------------------------------------------------------
Stratus Technologies, Inc., Sr. Sec. Credit Facilities 2nd Lien Term Loan,
14.40%, 4/7/12 1,2                                                                         5,000,000          4,850,000
------------------------------------------------------------------------------------------------------------------------
SunGard Data Systems, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 7.66%, 1/22/13 1                                                               20,727,970         20,844,565
------------------------------------------------------------------------------------------------------------------------
Vertafore, Inc., Sr. Sec. Credit Facilities 1st Lien Term Loan,
Delayed Draw, 1.233%-7.98%, 1/31/12 1                                                        888,889            882,222
------------------------------------------------------------------------------------------------------------------------
Vertafore, Inc., Sr. Sec. Credit Facilities 1st Lien Term Loan,
7.727%-7.90%, 1/5/12 1                                                                     6,897,778          6,937,654
                                                                                                         ---------------
                                                                                                             41,541,945

------------------------------------------------------------------------------------------------------------------------
SOFTWARE--0.6%
Nuance Communications, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche B, 7.40%, 3/31/13 1                                                               21,955,000         21,718,303
------------------------------------------------------------------------------------------------------------------------
MATERIALS--8.1%
------------------------------------------------------------------------------------------------------------------------
CHEMICALS--5.3%
Bassell NV, Sr. Sec. Credit Facilities Term Loan:
Tranche B, 7.727%, 9/15/13 1                                                               3,082,514          3,121,046
Tranche C, 8.227%, 9/15/14 1                                                               3,082,514          3,121,046
------------------------------------------------------------------------------------------------------------------------
Brenntag AG, Sr. Sec. Credit Facilities 1st Lien Term Loan, Tranche B,
8.08%, 12/31/13 1                                                                         12,054,546         12,126,873
------------------------------------------------------------------------------------------------------------------------
Brenntag AG, Sr. Sec. Credit Facilities 2nd Lien Term Loan,
11.431%, 6/30/15 1,2                                                                       3,000,000          3,065,625
------------------------------------------------------------------------------------------------------------------------
Brenntag AG, Sr. Sec. Credit Facilities Term Loan, 8.08%, 12/31/13 1,2                     2,945,455          2,982,273
------------------------------------------------------------------------------------------------------------------------
Celanese Corp., Sr. Sec. Credit Facilities Term Loan, Tranche B Add-On,
7.499%, 4/6/11 1                                                                          10,763,411         10,795,927
------------------------------------------------------------------------------------------------------------------------
Cognis Deutschland GmbH & Co. KG, Sr. Sec. Credit Facilities
2nd Lien Term Loan, 10.029%, 11/13/13 1,2                                                  6,260,000          6,395,635
------------------------------------------------------------------------------------------------------------------------
Cognis Deutschland GmbH & Co. KG, Sr. Sec. Credit Facilities
Term Loan:
Tranche B1, 8.17%, 5/12/12 1                                                               3,778,582          3,803,853
Tranche B4, 8.17%, 4/21/12 1                                                               1,361,808          1,370,916
Tranche C1, 8.67%, 5/12/13 1,4                                                             8,807,397          8,899,972
------------------------------------------------------------------------------------------------------------------------
Hexion Specialty Chemicals, Inc., Sr. Sec. Credit Facilities Term Loan:
Tranche C-1, 7.563%, 4/20/13 1                                                             7,393,846          7,331,457
Tranche C-2, 7.50%, 4/20/13 1                                                              1,606,154          1,592,601
------------------------------------------------------------------------------------------------------------------------
Huntsman International LLC, Sr. Sec. Credit Facilities Term Loan,
7.15%, 8/16/12 1                                                                          28,736,139         28,637,344
------------------------------------------------------------------------------------------------------------------------
Ineos Group Ltd., Sr. Sec. Credit Facilities Term Loan:
Tranche B, 7.339%, 10/7/13 1                                                               8,800,000          8,864,170
Tranche C, 7.839%, 10/7/14 1                                                               8,800,000          8,864,170

                   27 | OPPENHEIMER SENIOR FLOATING RATE FUND

STATEMENT OF INVESTMENTS  Continued
--------------------------------------------------------------------------------
                                                                                           PRINCIPAL              VALUE
                                                                                              AMOUNT         SEE NOTE 1
------------------------------------------------------------------------------------------------------------------------
CHEMICALS Continued
Invista, Inc., Sr. Sec. Credit Facilities Term Loan:
Tranche B-1, 7%, 4/27/11 1                                                              $  3,942,767     $    3,949,339
Tranche B-2, 7%, 4/27/11 1,2                                                               3,106,536          3,111,714
------------------------------------------------------------------------------------------------------------------------
ISP Chemco, Inc., Sr. Sec. Credit Facilities Term Loan, Tranche B,
6.938%-7.375%, 2/17/13 1                                                                   8,977,500          8,987,115
------------------------------------------------------------------------------------------------------------------------
Lucite International Holdings LLC, Sr. Sec. Credit Facilities Term Loan,
Delayed Draw, 7/19/13 1,3                                                                  3,244,300          3,272,688
------------------------------------------------------------------------------------------------------------------------
Lucite International Holdings LLC, Sr. Sec. Credit Facilities Term Loan,
8.16%, 7/19/13 1                                                                           7,755,700          7,823,562
------------------------------------------------------------------------------------------------------------------------
Solutia, Inc., Sr. Sec. Credit Facilities Term Loan, Debtor in Possession,
Tranche B, 8.72%, 3/31/07 1,2                                                             22,000,000         22,385,000
------------------------------------------------------------------------------------------------------------------------
Vertellus Specialties, Inc., Sr. Sec. Credit Facilities Term Loan, 8.62%,
6/21/13 1,2                                                                               15,000,000         15,028,125
------------------------------------------------------------------------------------------------------------------------
Wellman, Inc., Sr. Sec. Credit Facilities 1st Lien Term Loan, 9.149%,
2/10/09 1,2                                                                               10,000,000         10,039,060
                                                                                                         ---------------
                                                                                                            185,569,511

------------------------------------------------------------------------------------------------------------------------
CONSTRUCTION MATERIALS--0.4%
Builders FirstSource, Inc., Sr. Sec. Credit Facilities 1st Lien Term Loan,
8.008%, 8/11/11 1,2                                                                        3,455,556          3,464,194
------------------------------------------------------------------------------------------------------------------------
Pro-Build Holdings, Inc., Sr. Sec. Credit Facilities Term Loan, Tranche B,
7.249%, 6/26/13 1,2                                                                       12,000,000         12,003,756
                                                                                                         ---------------
                                                                                                             15,467,950

------------------------------------------------------------------------------------------------------------------------
CONTAINERS & PACKAGING--0.4%
Graham Packaging Co. LP, Sr. Sec. Credit Facilities Incremental
Term Loan, 7.813%, 10/7/11 1                                                               1,246,836          1,251,770
------------------------------------------------------------------------------------------------------------------------
Graham Packaging Co. LP, Sr. Sec. Credit Facilities Term Loan:
Tranche B, 7.563%-7.875%, 9/15/11 1                                                        8,382,399          8,415,577
Tranche C, 9.75%, 4/7/12 1,2                                                               5,928,571          6,017,500
                                                                                                         ---------------
                                                                                                             15,684,847

------------------------------------------------------------------------------------------------------------------------
METALS & MINING--0.8%
International Mill Service, Inc., Sr. Sec. Credit Facilities Term Loan,
Tranche C, 8.25%, 12/31/10 1,2                                                             9,915,075          9,939,862
------------------------------------------------------------------------------------------------------------------------
Murray Energy Corp., Sr. Sec. Credit Facilities 1st Lien Term Loan,
8.40%, 1/28/10 1                                                                          17,296,174         17,469,136
                                                                                                         ---------------
                                                                                                             27,408,998

------------------------------------------------------------------------------------------------------------------------
PAPER & FOREST PRODUCTS--1.2%
Georgia-Pacific Corp., Sr. Sec. Credit Facilities 1st Lien Term Loan:
Tranche A, 7.68%-7.749%, 12/20/10 1                                                        1,950,000          1,952,573
Tranche B, 7.30%-7.499%, 12/20/12 1                                                        6,467,501          6,467,739

                   28 | OPPENHEIMER SENIOR FLOATING RATE FUND

                                                                                           PRINCIPAL              VALUE
                                                                                              AMOUNT         SEE NOTE 1
------------------------------------------------------------------------------------------------------------------------
PAPER & FOREST PRODUCTS Continued
Georgia-Pacific Corp., Sr. Sec. Credit Facilities 2nd Lien Term Loan,
Tranche C, 8.30%, 12/23/13 1                                                            $ 18,500,000     $   18,682,520
------------------------------------------------------------------------------------------------------------------------
Newpage Corp., Sr. Sec. Credit Facilities 1st Lien Term Loan,
8.499%, 5/2/11 1                                                                          13,934,079         14,038,584
                                                                                                         ---------------
                                                                                                             41,141,416

------------------------------------------------------------------------------------------------------------------------
TELECOMMUNICATION SERVICES--5.7%
------------------------------------------------------------------------------------------------------------------------
DIVERSIFIED TELECOMMUNICATION SERVICES--3.9%
Cincinnati Bell, Inc., Sr. Sec. Credit Facilities Term Loan:
Tranche B, 8/31/12 1,3                                                                     4,500,000          4,488,750
Tranche B, 6.66%-6.93%, 8/31/12 1                                                         26,867,324         26,800,156
------------------------------------------------------------------------------------------------------------------------
Level 3 Communications, Inc., Sr. Sec. Credit Facilities Term Loan,
8.125%, 12/1/11 1                                                                         30,000,000         30,050,010
------------------------------------------------------------------------------------------------------------------------
Ntelos, Inc., Sr. Sec. Credit Facilities Term Loan, Tranche B1, 7.65%,
8/24/11 1                                                                                  6,908,145          6,906,411
------------------------------------------------------------------------------------------------------------------------
Qwest Corp., Sr. Sec. Credit Facilities Term Loan, Tranche A,
7.934%-11.836%, 6/30/07 1                                                                 20,816,200         21,188,290
------------------------------------------------------------------------------------------------------------------------
Time Warner Telecom, Sr. Sec. Credit Facilities Term Loan:
Tranche B, 11/30/10 1,3                                                                    4,500,000          4,533,750
Tranche B, 7.82%-8%, 11/30/10 1                                                            7,948,778          8,008,394
------------------------------------------------------------------------------------------------------------------------
Valor Communications LLC, Sr. Sec. Credit Facilities Term Loan,
Tranche B, 5.65%, 6/26/07 1,2                                                              3,450,000          3,453,595
------------------------------------------------------------------------------------------------------------------------
WestCom Corp., Sr. Sec. Credit Facilities 1st Lien Term Loan,
Tranche B, 8.195%-8.293%, 12/17/10 1,2                                                     4,382,693          4,401,867
------------------------------------------------------------------------------------------------------------------------
Windstream Corp., Sr. Sec. Credit Facilities Term Loan, Tranche B,
7.26%, 6/30/13 1                                                                          20,000,000         20,089,280
------------------------------------------------------------------------------------------------------------------------
XO Communications, Inc., Sr. Sec. Credit Facilities Term Loan,
11.513%, 7/15/09 1,2                                                                       7,306,160          7,315,292
                                                                                                         ---------------
                                                                                                            137,235,795

------------------------------------------------------------------------------------------------------------------------
WIRELESS TELECOMMUNICATION SERVICES--1.8%
Intelsat Ltd., Sr. Sec. Credit Facilities Term Loan, Tranche B,
7.758%-8.008%, 6/30/13 1                                                                  36,785,973         36,966,430
------------------------------------------------------------------------------------------------------------------------
MetroPCS, Inc., Sr. Sec. Credit Facilities 1st Lien Term Loan, Tranche B,
10.438%, 5/31/12 1,2                                                                      24,000,000         24,660,000
                                                                                                         ---------------
                                                                                                             61,626,430

------------------------------------------------------------------------------------------------------------------------
UTILITIES--7.4%
------------------------------------------------------------------------------------------------------------------------
ELECTRIC UTILITIES--6.9%
Boston Generating LLC, Sr. Sec. Credit Facilities 1st Lien Term Loan,
Tranche B, 8.749%, 10/11/11 1                                                                 72,902             74,215
------------------------------------------------------------------------------------------------------------------------
Boston Generating LLC, Sr. Sec. Credit Facilities 1st Lien Term Loan,
8.749%, 10/11/11 1                                                                        19,034,801         19,377,427

                   29 | OPPENHEIMER SENIOR FLOATING RATE FUND

STATEMENT OF INVESTMENTS  Continued
--------------------------------------------------------------------------------
                                                                                           PRINCIPAL              VALUE
                                                                                              AMOUNT         SEE NOTE 1
------------------------------------------------------------------------------------------------------------------------
ELECTRIC UTILITIES Continued
Boston Generating LLC, Sr. Sec. Credit Facilities 2nd Lien Term Loan,
11.799%, 10/11/11 1                                                                     $  3,200,000     $    3,379,200
------------------------------------------------------------------------------------------------------------------------
Calpine Construction Finance Co. LP, Sr. Sec. Credit Facilities 1st Lien
Term Loan, 11.346%, 8/26/09 1,2                                                           18,658,480         19,583,624
------------------------------------------------------------------------------------------------------------------------
Calpine Corp., Sr. Sec. Credit Facilities 1st Lien Term Loan, Debtor
in Possession, 7.75%, 1/23/08 1                                                           16,369,558         16,476,991
------------------------------------------------------------------------------------------------------------------------
Calpine Corp., Sr. Sec. Credit Facilities 2nd Lien Term Loan, Debtor
in Possession, 9.499%, 1/23/08 1,2                                                        10,000,000         10,154,170
------------------------------------------------------------------------------------------------------------------------
Guadalupe Power Plant, Inc., Sr. Sec. Credit Facilities Term Loan,
7.375%, 12/31/09 1,2                                                                       9,330,516          9,050,600
------------------------------------------------------------------------------------------------------------------------
KGen Partners LLC, Sr. Sec. Credit Facilities 1st Lien Term Loan,
8.124%, 9/1/11 1,2                                                                        30,171,024         29,869,313
------------------------------------------------------------------------------------------------------------------------
La Paloma Generating Co. LLC, Sr. Sec. Credit Facilities 2nd Lien
Term Loan, 8.999%, 8/16/13 1,2                                                            27,000,000         26,991,576
------------------------------------------------------------------------------------------------------------------------
Midwest Generation LLC, Sr. Sec. Credit Facilities Term Loan,
6.86%-7.31%, 4/27/11 1,2                                                                   9,971,462          9,993,279
------------------------------------------------------------------------------------------------------------------------
NRG Energy, Inc., Sr. Sec. Credit Facilities Term Loan, 6.82%-7.231%,
2/5/13 1                                                                                  43,900,000         44,076,039
------------------------------------------------------------------------------------------------------------------------
Plum Point Energy Associates LLC, Sr. Sec. Credit Facilities 1st Lien
Term Loan, 8.749%, 3/14/14 1,2                                                            14,313,534         14,188,290
------------------------------------------------------------------------------------------------------------------------
Plum Point Energy Associates LLC, Sr. Sec. Credit Facilities 2nd Lien
Term Loan, 10.731%, 9/14/14 1,2                                                            4,470,594          4,431,476
------------------------------------------------------------------------------------------------------------------------
Riverside Energy Center LLC/Rocky Mountain Energy Center LLC,
Sr. Sec. Credit Facilities Term Loan, 9.735%, 6/24/11 1,2                                 35,339,451         36,311,285
                                                                                                         ---------------
                                                                                                            243,957,485

------------------------------------------------------------------------------------------------------------------------
MULTI-UTILITIES & UNREGULATED POWER--0.5%
Calpine Generating Co. LLC, Sr. Sec. Credit Facilities 1st Lien
Term Loan, Tranche B, 9.096%, 4/1/09 1                                                    17,500,000         17,965,685
                                                                                                         ---------------
Total Corporate Loans (Cost $3,561,481,314)                                                               3,569,009,218

------------------------------------------------------------------------------------------------------------------------
CORPORATE BONDS AND NOTES--2.7%
------------------------------------------------------------------------------------------------------------------------
Builders FirstSource, Inc., 9.42% Sr. Sec. Nts., 2/15/12 1                                13,000,000         13,260,000
------------------------------------------------------------------------------------------------------------------------
Calpine Generating Co. LLC, 9.096% Sec. Nts., Series 1, 4/1/09 1                           3,337,000          3,441,281
------------------------------------------------------------------------------------------------------------------------
CCO Holdings LLC/CCO Capital Corp., 9.454% Sr. Unsec. Nts., 12/15/10 1                    10,000,000         10,375,000
------------------------------------------------------------------------------------------------------------------------
FelCor Lodging LP, 9.57% Sr. Nts., 6/1/11 1                                               12,000,000         12,375,000
------------------------------------------------------------------------------------------------------------------------
Linens `N Things, Inc., 11.132% Sr. Sec. Nts., 1/15/14 1,6                                10,000,000          9,325,000
------------------------------------------------------------------------------------------------------------------------
Nova Chemicals Corp., 8.405% Sr. Unsec. Nts., 11/15/13 1                                   6,000,000          6,090,000
------------------------------------------------------------------------------------------------------------------------
Paxson Communications Corp., 11.757% Sr. Sec. Nts., 1/15/13 1,6                            5,000,000          5,087,500
------------------------------------------------------------------------------------------------------------------------
SMART Modular Technologies, Inc., 11.008% Sr. Sec. Nts., 4/1/12 1                          6,500,000          6,857,500
------------------------------------------------------------------------------------------------------------------------
SunGard Data Systems, Inc., 9.431% Sr. Unsec. Nts., 8/15/13 1,6                           17,000,000         17,765,000

                   30 | OPPENHEIMER SENIOR FLOATING RATE FUND

                                                                                           PRINCIPAL              VALUE
                                                                                              AMOUNT         SEE NOTE 1
------------------------------------------------------------------------------------------------------------------------
CORPORATE BONDS AND NOTES Continued
------------------------------------------------------------------------------------------------------------------------
XM Satellite Radio, Inc., 9.649% Sr. Nts., 5/1/13 1,6                                   $ 10,000,000     $    9,275,000
                                                                                                         ---------------
Total Corporate Bonds and Notes (Cost $93,169,545)                                                           93,851,281

                                                                                               UNITS
------------------------------------------------------------------------------------------------------------------------
RIGHTS, WARRANTS AND CERTIFICATES--0.0%
------------------------------------------------------------------------------------------------------------------------
Aladdin/OpBiz Gaming LLC Wts., Exp. 12/31/49 2,5 (Cost $0)                                    32,265                 --

                                                                                           PRINCIPAL
                                                                                              AMOUNT
------------------------------------------------------------------------------------------------------------------------
REPURCHASE AGREEMENTS--5.6%
------------------------------------------------------------------------------------------------------------------------
Repurchase agreement (Principal Amount/Value $198,392,000, with a maturity value of $198,420,712) with DB Alex Brown LLC, 5.21%, dated 7/31/06, to be repurchased at $198,420,712 on 8/1/06, collateralized by U.S. Treasury Nts.,
4.75%, 3/31/11, with a value of $202,406,258 (Cost $198,392,000)                        $198,392,000        198,392,000
------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS, AT VALUE (COST $3,853,042,859)                                              109.8%     3,861,252,499
------------------------------------------------------------------------------------------------------------------------
LIABILITIES IN EXCESS OF OTHER ASSETS                                                           (9.8)      (343,631,042)
                                                                                        --------------------------------
NET ASSETS                                                                                     100.0%    $3,517,621,457
                                                                                        ================================

FOOTNOTES TO STATEMENT OF INVESTMENTS

1.    Represents the current interest rate for a variable or increasing rate security.

2.    Illiquid security. The aggregate value of illiquid securities as of July
      31, 2006 was $1,236,542,132, which represents 35.15% of the Fund's net assets. See Note 6 of accompanying Notes.

3.    This Senior Loan will settle after August 31, 2006, at which time the interest rate will be determined.

4.    All or a portion of the security has been segregated for collateral to cover borrowings. See Note 8 of accompanying Notes.

5.    Non-income producing security.

6.    Represents securities sold under Rule 144A, which are exempt from registration under the Securities Act of 1933, as amended. These securities have been determined to be liquid under guidelines established by the Board of Trustees. These securities amount to $41,452,500 or 1.18%
      of the Fund's net assets as of July 31, 2006.

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                   31 | OPPENHEIMER SENIOR FLOATING RATE FUND

STATEMENT OF ASSETS AND LIABILITIES
--------------------------------------------------------------------------------

JULY 31, 2006
----------------------------------------------------------------------------------------------------------
ASSETS
----------------------------------------------------------------------------------------------------------
Investments, at value (cost $3,853,042,859)--see accompanying statement of investments    $ 3,861,252,499
----------------------------------------------------------------------------------------------------------
Cash                                                                                           17,402,501
----------------------------------------------------------------------------------------------------------
Unrealized appreciation on unfunded loan commitments                                               40,769
----------------------------------------------------------------------------------------------------------
Receivables and other assets:
Investments sold                                                                              103,147,125
Interest, dividends and principal paydowns                                                     74,130,722
Shares of beneficial interest sold                                                              7,271,010
Other                                                                                              16,824
                                                                                          ----------------
Total assets                                                                                4,063,261,450

----------------------------------------------------------------------------------------------------------
LIABILITIES
----------------------------------------------------------------------------------------------------------
Unrealized depreciation on swap contracts                                                          42,519
----------------------------------------------------------------------------------------------------------
Unrealized depreciation on unfunded loan commitments                                              112,309
----------------------------------------------------------------------------------------------------------
Payables and other liabilities:
Investments purchased                                                                         311,639,403
Shares of beneficial interest redeemed                                                        231,434,160
Distribution and service plan fees                                                                773,867
Dividends                                                                                         704,976
Shareholder communications                                                                        236,366
Transfer and shareholder servicing agent fees                                                     235,168
Interest expense                                                                                    1,519
Other                                                                                             459,706
                                                                                          ----------------
Total liabilities                                                                             545,639,993

----------------------------------------------------------------------------------------------------------
NET ASSETS                                                                                $ 3,517,621,457
                                                                                          ================

----------------------------------------------------------------------------------------------------------
COMPOSITION OF NET ASSETS
----------------------------------------------------------------------------------------------------------
Par value of shares of beneficial interest                                                $       368,550
----------------------------------------------------------------------------------------------------------
Additional paid-in capital                                                                  3,556,716,148
----------------------------------------------------------------------------------------------------------
Accumulated net investment loss                                                                   (71,369)
----------------------------------------------------------------------------------------------------------
Accumulated net realized loss on investments                                                  (47,487,453)
----------------------------------------------------------------------------------------------------------
Net unrealized appreciation on investments                                                      8,095,581
                                                                                          ----------------
NET ASSETS                                                                                $ 3,517,621,457
                                                                                          ================

                   32 | OPPENHEIMER SENIOR FLOATING RATE FUND

--------------------------------------------------------------------------------------------------------
NET ASSET VALUE PER SHARE
--------------------------------------------------------------------------------------------------------
Class A Shares:
Net asset value and redemption price per share (based on net assets of $1,513,036,596 and
158,617,895 shares of beneficial interest outstanding)                                             $9.54
Maximum offering price per share (net asset value plus sales charge of 3.50% of offering price)    $9.89
--------------------------------------------------------------------------------------------------------
Class B Shares:
Net asset value, redemption price (excludes applicable contingent deferred sales charge)
and offering price per share (based on net assets of $318,311,612 and 33,356,928 shares
of beneficial interest outstanding)                                                                $9.54
--------------------------------------------------------------------------------------------------------
Class C Shares:
Net asset value, redemption price (excludes applicable contingent deferred sales charge)
and offering price per share (based on net assets of $1,686,272,247 and 176,574,823 shares
of beneficial interest outstanding)                                                                $9.55
--------------------------------------------------------------------------------------------------------
Class Y Shares:
Net asset value, redemption price and offering price per share (based on net assets
of $1,002 and 105 shares of beneficial interest outstanding)                                       $9.54

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                   33 | OPPENHEIMER SENIOR FLOATING RATE FUND

STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------

FOR THE YEAR ENDED JULY 31, 2006
--------------------------------------------------------------------------------
INVESTMENT INCOME
--------------------------------------------------------------------------------
Interest                                                          $ 245,862,983
--------------------------------------------------------------------------------
Other income                                                          2,681,070
--------------------------------------------------------------------------------
Dividends                                                                 5,730
--------------------------------------------------------------------------------
Total investment income                                             248,549,783

--------------------------------------------------------------------------------
EXPENSES
--------------------------------------------------------------------------------
Management fees                                                      19,842,453
--------------------------------------------------------------------------------
Distribution and service plan fees:
Class A                                                               3,192,059
Class B                                                               2,511,459
Class C                                                              11,556,037
--------------------------------------------------------------------------------
Transfer and shareholder servicing agent fees:
Class A                                                                 889,632
Class B                                                                 429,014
Class C                                                               1,104,403
--------------------------------------------------------------------------------
Shareholder communications:
Class A                                                                 227,646
Class B                                                                 117,982
Class C                                                                 281,836
Class Y                                                                       2
--------------------------------------------------------------------------------
Interest expense                                                      2,366,605
--------------------------------------------------------------------------------
Custodian fees and expenses                                             685,256
--------------------------------------------------------------------------------
Trustees' compensation                                                   46,664
--------------------------------------------------------------------------------
Administration service fees                                               1,500
--------------------------------------------------------------------------------
Other                                                                 1,621,665
                                                                  --------------
Total expenses                                                       44,874,213
Less waivers and reimbursements of expenses                          (4,400,068)
                                                                  --------------
Net expenses                                                         40,474,145

--------------------------------------------------------------------------------
NET INVESTMENT INCOME                                               208,075,638

--------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS)
--------------------------------------------------------------------------------
Net realized gain (loss) on:
Investments                                                           2,122,188
Swap contracts                                                          (28,058)
                                                                  --------------
Net realized gain                                                     2,094,130
--------------------------------------------------------------------------------
Net change in unrealized appreciation (depreciation) on:
Investments                                                          (3,852,898)
Swap contracts                                                          (42,519)
Unfunded loan commitments                                               (92,018)
                                                                  --------------
Net change in unrealized appreciation                                (3,987,435)

--------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS              $ 206,182,333
                                                                  ==============

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                   34 | OPPENHEIMER SENIOR FLOATING RATE FUND

STATEMENTS OF CHANGES IN NET ASSETS

YEAR ENDED JULY 31,                                                           2006                2005
-------------------------------------------------------------------------------------------------------
OPERATIONS
-------------------------------------------------------------------------------------------------------
Net investment income                                              $   208,075,638     $   114,764,840
-------------------------------------------------------------------------------------------------------
Net realized gain (loss)                                                 2,094,130         (10,412,104)
-------------------------------------------------------------------------------------------------------
Net change in unrealized appreciation                                   (3,987,435)            443,530
                                                                   ------------------------------------
Net increase in net assets resulting from operations                   206,182,333         104,796,266

-------------------------------------------------------------------------------------------------------
Dividends and/or Distributions to Shareholders
-------------------------------------------------------------------------------------------------------
Dividends from net investment income:
Class A                                                                (89,147,228)        (43,089,683)
Class B                                                                (21,052,892)        (16,346,208)
Class C                                                                (98,356,356)        (53,708,395)
Class Y                                                                        (49)                 --

-------------------------------------------------------------------------------------------------------
BENEFICIAL INTEREST TRANSACTIONS
-------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from beneficial interest transactions:
Class A                                                                475,757,742         666,081,728
Class B                                                                (26,085,861)         68,117,677
Class C                                                                336,583,363         739,099,855
Class Y                                                                      1,000                  --

-------------------------------------------------------------------------------------------------------
NET ASSETS
-------------------------------------------------------------------------------------------------------
Total increase                                                         783,882,052       1,464,951,240
-------------------------------------------------------------------------------------------------------
Beginning of period                                                  2,733,739,405       1,268,788,165
                                                                   ------------------------------------
End of period (including accumulated net investment loss
of $71,369 and $44,205, respectively)                              $ 3,517,621,457     $ 2,733,739,405
                                                                   ====================================

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                   35 | OPPENHEIMER SENIOR FLOATING RATE FUND

STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

FOR THE YEAR ENDED JULY 31, 2006
---------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
---------------------------------------------------------------------------------------
Net increase in net assets from operations                             $   206,182,333
---------------------------------------------------------------------------------------
Adjustments to reconcile net increase in net assets from operations to net cash used in operating activities:
Purchase of investment securities                                       (4,052,612,928)
Proceeds from disposition of investment securities                       3,415,106,258
Short term investment securities, net                                      (76,076,599)
Premium amortization                                                         3,485,053
Discount accretion                                                          (1,445,184)
Net realized gain on investments                                            (2,094,130)
Net change in unrealized appreciation on investments                         3,852,898
Net change in unrealized depreciation on unfunded loan commitments              92,018
Net change in unrealized depreciation on swaps                                  42,519
Decrease in receivable for securities sold                                  27,808,507
Increase in interest receivable                                            (55,889,271)
Increase in other assets                                                       (10,309)
Decrease in payable for securities purchased                               (29,206,079)
Increase in payable for accrued expenses                                       448,060
                                                                       ----------------
Net cash used in operating activities                                     (560,316,854)

---------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
---------------------------------------------------------------------------------------
Proceeds from bank borrowing                                             1,421,500,000
Payments on bank borrowing                                              (1,421,500,000)
Proceeds from shares sold                                                1,558,123,349
Payment on shares redeemed                                                (910,299,014)
Cash distributions paid                                                    (73,959,213)
                                                                       ----------------
Net cash provided by financing activities                                  573,865,122
---------------------------------------------------------------------------------------
Net increase in cash                                                        13,548,268
---------------------------------------------------------------------------------------
Cash, beginning balance                                                      3,854,233
                                                                       ----------------
Cash, ending balance                                                   $    17,402,501
                                                                       ================

Supplemental disclosure of cash flow information:

Noncash financing activities not included herein consist of reinvestment of dividends and distributions of $135,226,159.

Cash paid for interest on bank borrowings--$2,365,086.

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                   36 | OPPENHEIMER SENIOR FLOATING RATE FUND

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

CLASS A         YEAR ENDED JULY 31,                     2006            2005            2004           2003             2002
-----------------------------------------------------------------------------------------------------------------------------
PER SHARE OPERATING DATA
-----------------------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period              $     9.54      $     9.56      $     9.24     $     9.03       $     9.51
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) from investment operations:
Net investment income                                    .66 1           .53 1           .49            .55              .54
Net realized and unrealized gain (loss)                   --            (.02)            .30            .14             (.50)
                                                  ---------------------------------------------------------------------------
Total from investment operations                         .66             .51             .79            .69              .04
-----------------------------------------------------------------------------------------------------------------------------
Dividends and/or distributions to shareholders:
Dividends from net investment income                    (.66)           (.53)           (.47)          (.48)            (.52)
-----------------------------------------------------------------------------------------------------------------------------
Net asset value, end of period                    $     9.54      $     9.54      $     9.56     $     9.24       $     9.03
                                                  ===========================================================================

-----------------------------------------------------------------------------------------------------------------------------
TOTAL RETURN, AT NET ASSET VALUE 2                      7.10%           5.45%           8.78%          7.91%            0.44%
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA
-----------------------------------------------------------------------------------------------------------------------------
Net assets, end of period (in thousands)          $1,513,036      $1,038,746      $  376,001     $   44,028       $   33,905
-----------------------------------------------------------------------------------------------------------------------------
Average net assets (in thousands)                 $1,292,028      $  776,029      $  146,224     $   35,298       $   41,195
-----------------------------------------------------------------------------------------------------------------------------
Ratios to average net assets: 3
Net investment income                                   6.88%           5.63%           5.56%          6.23%            5.84%
Total expenses                                          1.11%           1.09%           1.19%          1.39%            1.42%
Expenses after payments and waivers and
reduction to custodian expenses                         0.97%           0.89%           0.99%          1.19%            1.22%
-----------------------------------------------------------------------------------------------------------------------------
Portfolio turnover rate                                  104%            114%            155%           121% 4            92%

1.    Per share amounts calculated based on the average shares outstanding during the period.

2.    Assumes an investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and repurchase at the net asset value calculated on the last business day of the fiscal period.
      Total returns are not annualized for periods of less than one full year.
      Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

3.    Annualized for periods of less than one full year.

4.    The previously reported portfolio turnover rate of 9% has been restated
      based upon a calculation methodology that is consistent with the other periods presented herein. This methodology includes certain loans that were previously considered short-term, and therefore excluded from the calculation, due to an interest rate reset feature.

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                   37 | OPPENHEIMER SENIOR FLOATING RATE FUND

FINANCIAL HIGHLIGHTS  Continued
--------------------------------------------------------------------------------
CLASS B         YEAR ENDED JULY 31,                   2006          2005          2004         2003           2002
-------------------------------------------------------------------------------------------------------------------
PER SHARE OPERATING DATA
-------------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period              $   9.54      $   9.56      $   9.24     $   9.04       $   9.51
-------------------------------------------------------------------------------------------------------------------
Income (loss) from investment operations:
Net investment income                                  .60 1         .48 1         .46          .52            .49
Net realized and unrealized gain (loss)                 --          (.02)          .28          .11           (.49)
                                                  ------------------------------------------------------------------
Total from investment operations                       .60           .46           .74          .63             --
-------------------------------------------------------------------------------------------------------------------
Dividends and/or distributions to shareholders:
Dividends from net investment income                  (.60)         (.48)         (.42)        (.43)          (.47)
-------------------------------------------------------------------------------------------------------------------
Net asset value, end of period                    $   9.54      $   9.54      $   9.56     $   9.24       $   9.04
                                                  =================================================================

-------------------------------------------------------------------------------------------------------------------
TOTAL RETURN, AT NET ASSET VALUE 2                    6.49%         4.86%         8.18%        7.21%          0.05%
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA
-------------------------------------------------------------------------------------------------------------------
Net assets, end of period (in thousands)          $318,312      $344,337      $277,043     $157,057       $176,760
-------------------------------------------------------------------------------------------------------------------
Average net assets (in thousands)                 $334,997      $327,996      $201,260     $163,238       $206,869
-------------------------------------------------------------------------------------------------------------------
Ratios to average net assets: 3
Net investment income                                 6.27%         5.06%         5.04%        5.70%          5.33%
Total expenses                                        1.68%         1.66%         1.76%        1.93%          1.92%
Expenses after payments and waivers and
reduction to custodian expenses                       1.54%         1.46%         1.56%        1.73%          1.72%
-------------------------------------------------------------------------------------------------------------------
Portfolio turnover rate                                104%          114%          155%         121% 4          92%

1.    Per share amounts calculated based on the average shares outstanding during the period.

2.    Assumes an investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and repurchase at the net asset value calculated on the last business day of the fiscal period.
      Total returns are not annualized for periods of less than one full year.
      Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

3.    Annualized for periods of less than one full year.

4.    The previously reported portfolio turnover rate of 9% has been restated
      based upon a calculation methodology that is consistent with the other periods presented herein. This methodology includes certain loans that were previously considered short-term, and therefore excluded from the calculation, due to an interest rate reset feature.

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                   38 | OPPENHEIMER SENIOR FLOATING RATE FUND

CLASS C         YEAR ENDED JULY 31,                     2006            2005            2004           2003             2002
-----------------------------------------------------------------------------------------------------------------------------
PER SHARE OPERATING DATA
-----------------------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period              $     9.55      $     9.57      $     9.25     $     9.04       $     9.51
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) from investment operations:
Net investment income                                    .61 1           .48 1           .45            .52              .50
Net realized and unrealized gain (loss)                   --            (.02)            .29            .12             (.50)
                                                  ---------------------------------------------------------------------------
Total from investment operations                         .61             .46             .74            .64               --
-----------------------------------------------------------------------------------------------------------------------------
Dividends and/or distributions to shareholders:
Dividends from net investment income                    (.61)           (.48)           (.42)          (.43)            (.47)
-----------------------------------------------------------------------------------------------------------------------------
Net asset value, end of period                    $     9.55      $     9.55      $     9.57     $     9.25       $     9.04
                                                  ===========================================================================

-----------------------------------------------------------------------------------------------------------------------------
TOTAL RETURN, AT NET ASSET VALUE 2                      6.56%           4.92%           8.21%          7.35%            0.05%
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA
-----------------------------------------------------------------------------------------------------------------------------
Net assets, end of period (in thousands)          $1,686,272      $1,350,656      $  615,744     $  207,433       $  236,111
-----------------------------------------------------------------------------------------------------------------------------
Average net assets (in thousands)                 $1,542,199      $1,065,783      $  346,347     $  210,987       $  303,123
-----------------------------------------------------------------------------------------------------------------------------
Ratios to average net assets: 3
Net investment income                                   6.36%           5.11%           5.05%          5.73%            5.37%
Total expenses                                          1.61%           1.60%           1.71%          1.91%            1.92%
Expenses after payments and waivers and
reduction to custodian expenses                         1.47%           1.40%           1.51%          1.71%            1.72%
-----------------------------------------------------------------------------------------------------------------------------
Portfolio turnover rate                                  104%            114%            155%           121% 4            92%

1.    Per share amounts calculated based on the average shares outstanding during the period.

2.    Assumes an investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and repurchase at the net asset value calculated on the last business day of the fiscal period.
      Total returns are not annualized for periods of less than one full year.
      Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

3.    Annualized for periods of less than one full year.

4.    The previously reported portfolio turnover rate of 9% has been restated
      based upon a calculation methodology that is consistent with the other periods presented herein. This methodology includes certain loans that were previously considered short-term, and therefore excluded from the calculation, due to an interest rate reset feature.

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                   39 | OPPENHEIMER SENIOR FLOATING RATE FUND

FINANCIAL HIGHLIGHTS Continued
--------------------------------------------------------------------------------

CLASS Y         PERIOD ENDED JULY 31,                                    2006 1
--------------------------------------------------------------------------------
PER SHARE OPERATING DATA
--------------------------------------------------------------------------------
Net asset value, beginning of period                                      $9.54
--------------------------------------------------------------------------------
Income from investment operations:
Net investment income 2                                                     .47
Net realized and unrealized gain                                             --
                                                                          ------
Total from investment operations                                            .47
--------------------------------------------------------------------------------
Dividends and/or distributions to shareholders:
Dividends from net investment income                                       (.47)
--------------------------------------------------------------------------------
Net asset value, end of period                                            $9.54
                                                                          ======

--------------------------------------------------------------------------------
TOTAL RETURN, AT NET ASSET VALUE 3                                         5.04%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA
--------------------------------------------------------------------------------
Net assets, end of period (in thousands)                                  $   1
--------------------------------------------------------------------------------
Average net assets (in thousands)                                         $   1
--------------------------------------------------------------------------------
Ratios to average net assets: 4
Net investment income                                                      7.33%
Total expenses                                                             0.96%
Expenses after payments and waivers and
reduction to custodian expenses                                            0.85%
--------------------------------------------------------------------------------
Portfolio turnover rate                                                     104%

1.    For the period from November 28, 2005 (inception of offering) to July 31,
      2006.

2.    Per share amounts calculated based on the average shares outstanding during the period.

3.    Assumes an investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and repurchase at the net asset value calculated on the last business day of the fiscal period.
      Total returns are not annualized for periods of less than one full year.
      Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

4.    Annualized for periods of less than one full year.

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                   40 | OPPENHEIMER SENIOR FLOATING RATE FUND

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES

Oppenheimer Senior Floating Rate Fund (the Fund) is registered under the
Investment Company Act of 1940, as amended, as a closed-end management investment company. The Fund seeks as high a level of current income and preservation of capital as is consistent with investing primarily in senior floating rate loans and other debt securities. The Fund's investment advisor is
OppenheimerFunds, Inc. (the Manager).

      The Fund offers Class A, Class B, Class C and Class Y shares. Class A shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without an initial sales charge but may be subject to an early withdrawal charge (EWC). Class Y shares are sold to certain institutional investors without either a front-end sales charge or a EWC, however, the institutional investor may impose charges on those accounts. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Earnings, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer and shareholder servicing agent fees and shareholder communications, directly attributable to that class. Class A, B and C shares have separate distribution and/or service plans. No such plan has been adopted for Class Y shares. Class B shares will automatically convert to Class A shares 72 months after the end of the month in which you purchase them.

      The following is a summary of significant accounting policies consistently followed by the Fund.

--------------------------------------------------------------------------------
SECURITIES VALUATION. The Fund calculates the net asset value of its shares as of the close of the New York Stock Exchange (the "Exchange"), normally 4:00 P.M.
Eastern time, on each day the Exchange is open for business. Securities may be valued primarily using dealer-supplied valuations or a portfolio pricing service authorized by the Board of Trustees. Securities listed or traded on National
Stock Exchanges or other domestic exchanges are valued based on the last sale price of the security traded on that exchange prior to the time when the Fund's assets are valued. Securities traded on NASDAQ are valued based on the closing price provided by NASDAQ prior to the time when the Fund's assets are valued. In the absence of a sale, the security is valued at the last sale price on the prior trading day, if it is within the spread of the closing "bid" and "asked"
prices, and if not, at the closing bid price. Securities traded on foreign exchanges are valued based on the last sale price on the principal exchange on which the security is traded, as identified by the portfolio pricing service, prior to the time when the Fund's assets are valued. In the absence of a sale, the security is valued at the official closing price on the principal exchange.
Corporate, government and municipal debt instruments having a remaining maturity in excess of sixty days and all mortgage-backed securities will be valued at the mean between the "bid" and "asked" prices. Futures contracts traded on a commodities or futures exchange will be valued at the final settlement price or official closing price on the principal exchange as reported by such principal exchange at its trading session ending at, or most recently prior to, the time when the Fund's assets are

                   41 | OPPENHEIMER SENIOR FLOATING RATE FUND

NOTES TO FINANCIAL STATEMENTS Continued
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. SIGNIFICANT ACCOUNTING POLICIES Continued valued. Securities (including restricted securities) for which market quotations are not readily available are valued at their fair value. Foreign and domestic securities whose values have been materially affected by what the Manager identifies as a significant event occurring before the Fund's assets are valued but after the close of their respective exchanges will be fair valued. Fair value is determined in good faith using consistently applied procedures under the supervision of the Board of
Trustees. Short-term "money market type" debt securities with remaining maturities of sixty days or less are valued at amortized cost (which approximates market value).

--------------------------------------------------------------------------------
WHEN-ISSUED AND DELAYED DELIVERY SECURITY TRANSACTIONS. The Fund purchases and sells interests in Senior Loans and other portfolio securities on a "when issued" and "delayed delivery" basis. No income accrues to the Fund on such interests or securities in connection with such purchase transactions prior to the date the Fund actually takes delivery of such interest or securities. These transactions are subject to market fluctuation; the value of the interests in
Senior Loans and other portfolio debt securities at delivery may be more or less than their purchase prices, and yields generally available on such interests or securities when delivery occurs may be higher or lower than yields on the interest or securities obtained pursuant to such transactions. Because the Fund relies on the buyer or seller to consummate the transaction, failure by the other party to complete the transaction may result in the Fund missing the opportunity of obtaining a price or yield considered to be advantageous. When the Fund is the buyer in such a transaction, it will maintain, in a segregated account with its custodian, cash or liquid securities having an aggregate value equal to the amount of such purchase commitments until payment is made. To the extent the Fund engages in "when issued" and "delayed delivery" purchases, it will do so for the purpose of acquiring interest or securities for the Fund's portfolio consistent with the Fund's investment objective and policies and not for the purpose of investment leverage.

--------------------------------------------------------------------------------
SENIOR LOANS. Under normal market conditions, the Fund will invest at least 80%
of its net assets (plus borrowings for investment purposes) in floating rate
Senior Loans made to U.S. and foreign borrowers that are corporations, partnerships or other business entities. The Fund will do so either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. While most of these loans will be collateralized, the Fund can also under normal market conditions invest up to 10% of its net assets (plus borrowings for investment purposes) in uncollateralized floating rate Senior
Loans. Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active trading market exists for many
Senior Loans. As a result, many Senior Loans are illiquid, meaning the Fund may not be able to value them accurately or to sell them quickly at a fair price. To the extent that a secondary market does exist for certain Senior Loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.

                   42 | OPPENHEIMER SENIOR FLOATING RATE FUND

      As of July 31, 2006, securities with an aggregate market value of
$3,569,009,218, representing 101.46% of the Fund's net assets were comprised of
Senior Loans, of which $1,236,542,132 representing 35.15% of the Fund's net assets, were illiquid.

--------------------------------------------------------------------------------
REPURCHASE AGREEMENTS. The Fund requires its custodian bank to take possession, to have legally segregated in the Federal Reserve Book Entry System or to have segregated within the custodian's vault, all securities held as collateral for repurchase agreements. The market value of the underlying securities is required to be at least 102% of the resale price at the time of purchase. If the seller of the agreement defaults and the value of the collateral declines, or if the seller enters an insolvency proceeding, realization of the value of the collateral by the Fund may be delayed or limited.

--------------------------------------------------------------------------------
ALLOCATION OF INCOME, EXPENSES, GAINS AND LOSSES. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

--------------------------------------------------------------------------------
FEDERAL TAXES. The Fund intends to comply with provisions of the Internal
Revenue Code applicable to regulated investment companies and to distribute substantially all of its investment company taxable income, including any net realized gain on investments not offset by capital loss carryforwards, if any, to shareholders, therefore, no federal income or excise tax provision is required.

The tax components of capital shown in the table below represent distribution requirements the Fund must satisfy under the income tax regulations, losses the
Fund may be able to offset against income and gains realized in future years and unrealized appreciation or depreciation of securities and other investments for federal income tax purposes.

                                                                                NET UNREALIZED
                                                                                  APPRECIATION
                                                                              BASED ON COST OF
                                                                                SECURITIES AND
             UNDISTRIBUTED     UNDISTRIBUTED                ACCUMULATED      OTHER INVESTMENTS
             NET INVESTMENT        LONG-TERM                       LOSS     FOR FEDERAL INCOME
             INCOME                     GAIN     CARRYFORWARD 1,2,3,4,5           TAX PURPOSES
            ----------------------------------------------------------------------------------
            $607,440                     $--                $46,886,443             $7,499,014

1.    As of July 31, 2006, the Fund had $41,447,704 of net capital loss carryforwards available to offset future realized capital gains, if any, and thereby reduce future taxable gain distributions. As of July 31, 2006, details of the capital loss carryforwards were as follows:

                        EXPIRING
                        ------------------------------
                        2010              $ 10,765,372
                        2011                26,003,298
                        2014                 4,679,034
                                          ------------
                        TOTAL             $ 41,447,704
                                          ============

                   43 | OPPENHEIMER SENIOR FLOATING RATE FUND

NOTES TO FINANCIAL STATEMENTS  Continued
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    SIGNIFICANT ACCOUNTING POLICIES Continued

2.    As of July 31, 2006, the Fund had $5,438,726 of post-October losses available to offset future realized capital gains, if any. Such losses, if unutilized, will expire in 2015.

3.    The Fund had $13 of post-October foreign currency losses which were deferred.

4.    During the fiscal year ended July 31, 2006, the Fund did not utilize any capital loss carryforward.

5.    During the fiscal year ended July 31, 2005, the Fund utilized $3,066,072 of capital loss carryforward to offset capital gains realized in that fiscal year.

Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Fund. Accordingly, the following amounts have been reclassified for July 31, 2006. Net assets of the
Fund were unaffected by the reclassifications.

                                                   INCREASE TO
            REDUCTION TO                       ACCUMULATED NET
            ACCUMULATED NET                   REALIZED LOSS ON
            INVESTMENT LOSS                        INVESTMENTS
            --------------------------------------------------
            $453,723                                  $453,723

The tax character of distributions paid during the years ended July 31, 2006 and
July 31, 2005 was as follows:

                                                    YEAR ENDED        YEAR ENDED
                                                 JULY 31, 2006     JULY 31, 2005
            --------------------------------------------------------------------
            Distributions paid from:
            Ordinary income                       $208,556,525      $113,144,286

The aggregate cost of securities and other investments and the composition of unrealized appreciation and depreciation of securities and other investments for federal income tax purposes as of July 31, 2006 are noted below. The primary difference between book and tax appreciation or depreciation of securities and other investments, if applicable, is attributable to the tax deferral of losses or tax realization of financial statement unrealized gain or loss.

            Federal tax cost of securities            $ 3,853,643,868
            Federal tax cost of other investments          21,659,176
                                                      ----------------
            Total federal tax cost                    $ 3,875,303,044
                                                      ================
            Gross unrealized appreciation             $    17,585,283
            Gross unrealized depreciation                 (10,086,269)
                                                      ----------------
            Net unrealized appreciation               $     7,499,014
                                                      ================

--------------------------------------------------------------------------------
TRUSTEES' COMPENSATION. The Board of Trustees has adopted a deferred compensation plan for independent trustees that enables trustees to elect to defer receipt of all or a portion of the annual compensation they are entitled to receive from the Fund. For purposes of determining the amount owed to the
Trustee under the plan, deferred amounts are

                   44 | OPPENHEIMER SENIOR FLOATING RATE FUND

treated as though equal dollar amounts had been invested in shares of the Fund or in other Oppenheimer funds selected by the Trustee. The Fund purchases shares of the funds selected for deferral by the Trustee in amounts equal to his or her deemed investment, resulting in a Fund asset equal to the deferred compensation liability. Such assets are included as a component of "Other" within the asset section of the Statement of Assets and Liabilities. Deferral of trustees' fees under the plan will not affect the net assets of the Fund, and will not materially affect the Fund's assets, liabilities or net investment income per share. Amounts will be deferred until distributed in accordance to the Plan.

--------------------------------------------------------------------------------
DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS. Dividends and distributions to shareholders, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date. Income distributions, if any, are declared daily and paid monthly. Capital gain distributions, if any, are declared and paid annually.

--------------------------------------------------------------------------------
INVESTMENT INCOME. Dividend income is recorded on the ex-dividend date or upon ex-dividend notification in the case of certain foreign dividends where the ex-dividend date may have passed. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Interest income, which includes accretion of discount and amortization of premium, is accrued as earned.

--------------------------------------------------------------------------------
SECURITY TRANSACTIONS. Security transactions are recorded on the trade date.
Realized gains and losses on securities sold are determined on the basis of identified cost.

--------------------------------------------------------------------------------
INDEMNIFICATIONS. The Fund's organizational documents provide current and former trustees and officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Fund. In the normal course of business, the Fund may also enter into contracts that provide general indemnifications. The Fund's maximum exposure under these arrangements is unknown as this would be dependent on future claims that may be made against the
Fund. The risk of material loss from such claims is considered remote.

--------------------------------------------------------------------------------
OTHER. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

--------------------------------------------------------------------------------
2. SHARES OF BENEFICIAL INTEREST

The Fund has adopted the following fundamental policies concerning periodic repurchase offers:

                   45 | OPPENHEIMER SENIOR FLOATING RATE FUND

NOTES TO FINANCIAL STATEMENTS  Continued
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
2. SHARES OF BENEFICIAL INTEREST Continued

      o     The Fund will make periodic Repurchase Offers, pursuant to Rule
            23c-3 under the Investment Company Act of 1940 (as that rule may be amended from time to time).

      o     Repurchase offers shall be made at periodic intervals of three months between Repurchase Request Deadlines. The Deadlines will be at the time on a regular busi- ness day (normally the last regular business day) in the months of January, April, July and October to be determined by the Fund's Board of Trustees.

      o     The Repurchase Pricing Date is normally expected to be the regular business day that is the Repurchase Request Deadline. If that day is not a normal business day, then the Repurchase Pricing Date will be the following regular business day. The Repurchase Pricing Date for a particular Repurchase Offer shall be not more than 14 days after the Repurchase Request Deadline for the Repurchase Offer.

      Each quarter, the Fund's Board will determine the number of shares that the Fund will offer to repurchase in a particular Repurchase Offer. The
Repurchase Offer Amount will be at least 5% but not more than 25% of the total number of shares of all classes of the Fund (in the aggregate) outstanding on the Repurchase Request Deadline. If shareholders tender more than the Repurchase
Offer Amount for a particular Repurchase Offer, the Fund may repurchase up to an additional 2% of the shares outstanding on the Repurchase Request Deadline.

For the year ended July 31, 2006, the Fund extended four Repurchase Offers:

                                      PERCENTAGE OF            AMOUNT OF
            REPURCHASE           OUTSTANDING SHARES           SHARES THE           NUMBER OF
            REQUEST                THE FUND OFFERED         FUND OFFERED     SHARES TENDERED
            DEADLINES                 TO REPURCHASE        TO REPURCHASE       (ALL CLASSES)
            --------------------------------------------------------------------------------
            October 31, 2005                     20%          60,858,912          19,544,730
            January 31, 2006                     20           63,273,202          21,224,327
            April 30, 2006                       20           67,532,931          21,455,241
            July 31, 2006                        20           73,709,951          26,440,700

The Fund is authorized to issue an unlimited number of shares of each class and at the date of this report has registered 903,615,584 shares, par value $0.001 each. Transactions in shares of beneficial interest were as follows:

                               YEAR ENDED JULY 31, 2006 1          YEAR ENDED JULY 31, 2005
                                  SHARES           AMOUNT           SHARES           AMOUNT
--------------------------------------------------------------------------------------------
CLASS A
Sold                          87,342,048    $ 835,414,302       88,829,120    $ 850,199,762
Dividends and/or
distributions reinvested       5,802,314       55,477,939        3,041,815       29,063,026
Repurchased                  (43,432,974)    (415,134,499)     (22,302,293)    (213,181,060)
                             ---------------------------------------------------------------
Net increase                  49,711,388    $ 475,757,742       69,568,642    $ 666,081,728
                             ===============================================================

--------------------------------------------------------------------------------------------
CLASS B
Sold                           7,041,024    $  67,345,651       12,098,323    $ 115,828,765
Dividends and/or
distributions reinvested       1,509,521       14,439,712        1,132,369       10,829,378
Repurchased                  (11,279,063)    (107,871,224)      (6,120,311)     (58,540,466)
                             ---------------------------------------------------------------
Net increase (decrease)       (2,728,518)   $ (26,085,861)       7,110,381    $  68,117,677
                             ===============================================================

                   46 | OPPENHEIMER SENIOR FLOATING RATE FUND

                               YEAR ENDED JULY 31, 2006 1          YEAR ENDED JULY 31, 2005
                                  SHARES           AMOUNT           SHARES           AMOUNT
--------------------------------------------------------------------------------------------
CLASS C
Sold                          69,208,872    $ 662,633,406       92,843,309    $ 889,756,237
Dividends and/or
distributions reinvested       6,822,645       65,308,508        3,736,525       35,751,426
Repurchased                  (40,899,600)    (391,358,551)     (19,487,048)    (186,407,808)
                           -----------------------------------------------------------------
Net increase                  35,131,917    $ 336,583,363       77,092,786    $ 739,099,855
                           =================================================================

--------------------------------------------------------------------------------------------
CLASS Y
Sold                                 105    $       1,000               --    $          --
Dividends and/or
distributions reinvested              --               --               --               --
Repurchased                           --               --               --               --
                           -----------------------------------------------------------------
Net increase                         105    $       1,000               --    $          --
                           =================================================================

1.    For the year ended July 31, 2006, for Class A, Class B and Class C and for
      the period from November 28, 2005 (inception of offering) to July 31, 2006 for Class Y.

--------------------------------------------------------------------------------
3. PURCHASES AND SALES OF SECURITIES

The aggregate cost of purchases and proceeds from sales of securities, other than short-term obligations, for the year ended July 31, 2006, were as follows:

                                                   PURCHASES               SALES
            --------------------------------------------------------------------
            Investment securities             $4,052,612,928      $3,415,106,258

--------------------------------------------------------------------------------
4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES

MANAGEMENT FEES. Management fees paid to the Manager were in accordance with the investment advisory agreement with the Fund which provides for a fee at an average annual rate as shown in the following table:

            FEE SCHEDULE
            ------------------------------------------------
            Up to $200 million of net assets           0.75%
            Next $200 million of net assets            0.72
            Next $200 million of net assets            0.69
            Next $200 million of net assets            0.66
            Over $800 million of net assets            0.60

--------------------------------------------------------------------------------
ADMINISTRATION SERVICE FEES. The Fund pays the Manager a fee of $1,500 per year for preparing and filing the Fund's tax returns.

--------------------------------------------------------------------------------
TRANSFER AGENT FEES. OppenheimerFunds Services (OFS), a division of the Manager, acts as the transfer and shareholder servicing agent for the Fund. The Fund pays
OFS a per account fee. For the year ended July 31, 2006, the Fund paid
$2,380,819 to OFS for services to the Fund.

                   47 | OPPENHEIMER SENIOR FLOATING RATE FUND

NOTES TO FINANCIAL STATEMENTS Continued

--------------------------------------------------------------------------------
4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES Continued

      Additionally, Class Y shares are subject to minimum fees of $10,000 per annum for assets of $10 million or more. The Class Y shares are subject to the minimum fees in the event that the per account fee does not equal or exceed the applicable minimum fees. OFS may voluntarily waive the minimum fees.

--------------------------------------------------------------------------------
DISTRIBUTION AND SERVICE PLAN (12B-1) FEES. Under its General Distributor's
Agreement with the Fund, OppenheimerFunds Distributor, Inc. (the Distributor)
acts as the Fund's principal underwriter in the continuous public offering of the Fund's classes of shares.

--------------------------------------------------------------------------------
SERVICE PLAN FOR CLASS A SHARES. The Fund has adopted a Service Plan for Class A shares. It reimburses the Distributor for a portion of its costs incurred for services provided to accounts that hold Class A shares. Reimbursement is made periodically at an annual rate of up to 0.25% of the average annual net assets of Class A shares of the Fund. The Distributor currently uses all of those fees to pay dealers, brokers, banks and other financial institutions periodically for providing personal services and maintenance of accounts of their customers that hold Class A shares. Any unreimbursed expenses the Distributor incurs with respect to Class A shares in any fiscal year cannot be recovered in subsequent periods. Fees incurred by the Fund under the Plan are detailed in the Statement of Operations.

--------------------------------------------------------------------------------
DISTRIBUTION AND SERVICE PLANS FOR CLASS B AND CLASS C SHARES. The Fund has
adopted Distribution and Service Plans for Class B and Class C shares to compensate the Distributor for its services in connection with the distribution of those shares and servicing accounts. Under the plans, the Fund pays the
Distributor an annual asset-based sales charge of 0.75% on Class B and Class C shares. The Board of Trustees has currently set that fee at 0.50% of average annual net assets of the respective class per year under each plan but may increase it up to 0.75% in the future. The Distributor also receives a service fee of up to 0.25% under each plan. If either the Class B or Class C plan is terminated by the Fund or by the shareholders of a class, the Board of Trustees and its independent trustees must determine whether the Distributor shall be entitled to payment from the Fund of all or a portion of the service fee and/or asset-based sales charge in respect to shares sold prior to the effective date of such termination. The Distributor's aggregate uncompensated expenses under the plan at July 31, 2006 for Class B and Class C shares were $7,522,593 and
$30,840,896, respectively. Fees incurred by the Fund under the plans are detailed in the Statement of Operations.

--------------------------------------------------------------------------------
SALES CHARGES. Front-end sales charges and contingent deferred sales charges
(CDSC) do not represent expenses of the Fund. They are deducted from the proceeds of sales of Fund shares prior to investment or from redemption proceeds prior to remittance, as applicable. The sales charges retained by the
Distributor from the sale of shares and the CDSC retained by the Distributor on the redemption of shares is shown in the following table for the period indicated.

                   48 | OPPENHEIMER SENIOR FLOATING RATE FUND

                                         CLASS A         CLASS B         CLASS C
                         CLASS A      CONTINGENT      CONTINGENT      CONTINGENT
                       FRONT-END        DEFERRED        DEFERRED        DEFERRED
                   SALES CHARGES   SALES CHARGES   SALES CHARGES   SALES CHARGES
                     RETAINED BY     RETAINED BY     RETAINED BY     RETAINED BY
YEAR ENDED           DISTRIBUTOR     DISTRIBUTOR     DISTRIBUTOR     DISTRIBUTOR
--------------------------------------------------------------------------------
July 31, 2006           $874,206         $33,188        $324,197        $362,328

--------------------------------------------------------------------------------
WAIVERS AND REIMBURSEMENTS OF EXPENSES. Effective January 1, 2006, the Manager
reduced its voluntary waiver of management fees from 0.20% of average annual net assets to 0.10% of average annual net assets. As a result of this agreement, the
Fund was reimbursed $4,400,068 for the year ended July 31, 2006. The Manager may amend or terminate this voluntary waiver at any time.

      OFS has voluntarily agreed to limit transfer and shareholder servicing agent fees for all classes to 0.35% of average annual net assets per class. This undertaking may be amended or withdrawn at any time.

--------------------------------------------------------------------------------
5. CREDIT DEFAULT SWAP CONTRACTS

The Fund may enter into a credit default swap contract to seek to maintain a total return on a particular investment or portion of its portfolio, or for other non-speculative purposes. Credit default swap contracts are subject to credit risks (for example if the counterparty fails to meet its obligations).

      As a purchaser of a credit default swap contract, the Fund pays a periodic interest fee on the notional amount to the counterparty. This interest fee is accrued daily as a component of unrealized appreciation (depreciation) and is recorded as realized loss upon payment. The Fund also records an increase or decrease to unrealized gain (loss) in an amount equal to the daily valuation.
Upon occurrence of a specific credit event with respect to the underlying referenced debt obligation, the Fund is obligated to deliver that security to the counterparty in exchange for receipt of the notional amount from the counterparty. The difference between the value of the security delivered and the notional amount received is recorded as realized gain.

Information regarding such credit default swaps as of July 31, 2006 is as follows:

                                                            NOTIONAL        ANNUAL
                                                              AMOUNT      INTEREST
                                         REFERENCE       RECEIVED BY     RATE PAID
                                              DEBT     THE FUND UPON        BY THE        UNREALIZED
COUNTERPARTY                            OBLIGATION      CREDIT EVENT          FUND      DEPRECIATION
----------------------------------------------------------------------------------------------------
Credit Suisse
First Boston, Inc.
(Nassau Branch)          Neiman-Marcus Group, Inc.        $2,000,000          1.95%          $42,519

As a seller of a credit default swap contract, the Fund receives a periodic interest fee on the notional amount from the counterparty. This interest fee is accrued daily as a component of unrealized appreciation (depreciation) and is recorded as realized gain upon receipt. The

                   49 | OPPENHEIMER SENIOR FLOATING RATE FUND

NOTES TO FINANCIAL STATEMENTS  Continued
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
5. CREDIT DEFAULT SWAP CONTRACTS Continued

Fund also records an increase or decrease to unrealized gain (loss) in an amount equal to the daily valuation. Upon occurrence of a specific credit event with respect to the underlying referenced debt obligation, the Fund receives that security from the counterparty in exchange for payment of the notional amount to the counterparty. The difference between the value of the security received and the notional amount paid is recorded as realized loss. As of July 31, 2006, there were no such credit default swaps outstanding.

--------------------------------------------------------------------------------
6. ILLIQUID SECURITIES

As of July 31, 2006, investments in securities included issues that are illiquid. A security may be considered illiquid if it lacks a readily available market or if its valuation has not changed for a certain period of time. Many
Senior Loans and many of the Fund's other investments are illiquid.

--------------------------------------------------------------------------------
7. LOAN COMMITMENTS

Pursuant to the terms of certain credit agreements, the Fund has unfunded loan commitments of $57,990,846 at July 31, 2006. The Fund generally will maintain with its custodian, liquid investments having an aggregate value at least equal to the amount of unfunded loan commitments. Commitments of $36,398,769 are contractually obligated to fund by a specified date and have been included as
Corporate Loans in the Statement of Investments. The following commitments are subject to funding based on the borrower's discretion. The Fund is obligated to fund these commitments at the time of the request by the borrower. These commitments have been excluded from the Statement of Investments. The unrealized appreciation/depreciation on these commitments is recorded as an asset/liability on the Statement of Assets and Liabilities.

                                                      COMMITMENT
                                        INTEREST     TERMINATION        UNFUNDED      UNREALIZED       UNREALIZED
                                            RATE            DATE          AMOUNT    APPRECIATION     DEPRECIATION
-----------------------------------------------------------------------------------------------------------------
Collins & Aikman Corp.,
Sr. Sec. Credit Facilities
Revolving Credit Loan,
Debtor in Possession                        0.50%        8/31/07     $ 3,363,829        $     --         $  8,764
-----------------------------------------------------------------------------------------------------------------
Delphi Corp., Sr. Sec. Credit
Facilities Revolving Credit Loan            5.00         6/18/09         373,609           8,677               --
-----------------------------------------------------------------------------------------------------------------
Federal Mogul Corp., Sr. Sec
Credit Facilities Pre-Petition
Revolving Credit Loan,
Tranche B                                   1.75        12/30/06         468,160           3,231               --
-----------------------------------------------------------------------------------------------------------------
Pinnacle Foods Group, Inc.,
Sr. Sec. Credit Facilities Revolving
Credit Loan                                 0.73         1/25/09       9,725,000              --           39,766

                   50 | OPPENHEIMER SENIOR FLOATING RATE FUND

                                                       COMMITMENT
                                        INTEREST      TERMINATION       UNFUNDED      UNREALIZED       UNREALIZED
                                            RATE             DATE         AMOUNT    APPRECIATION     DEPRECIATION
-----------------------------------------------------------------------------------------------------------------
Sunny Delight Beverages Co.,
Sr. Sec. Credit Facilities
Revolving Credit Loan                       0.50         8/23/09     $ 4,411,479        $ 28,861         $  5,789
-----------------------------------------------------------------------------------------------------------------
TriMas Corp., Sr. Sec. Credit
Facilities Revolving Credit Loan            3.50        12/31/07       3,250,000              --           57,990
                                                                     --------------------------------------------
                                                                     $21,592,077        $ 40,769         $112,309
                                                                     ============================================

--------------------------------------------------------------------------------
8. BORROWINGS

The Fund can borrow money in an amount up to 33 1/3% of its total assets (after counting the assets purchased with the amount borrowed). The Fund may borrow if necessary to obtain short-term credit to allow it to repurchase shares during
Repurchase Offers, to manage cash flows, and to fund additional purchase commitments under Senior Loans.

      The Fund may also borrow to acquire additional investments (a technique known as "leverage"). Effective January 21, 2005, the Fund entered into a
Revolving Credit and Security Agreement (the "Agreement") with a conduit lender and a bank which enables it to participate with certain other Oppenheimer funds in a committed, secured borrowing facility that permits borrowings of up to $900 million, collectively. To secure the loan, the Fund pledges investment securities in accordance with the terms of the Agreement. Interest is charged to the Fund, based on its borrowings, at current commercial paper issuance rates.
The Fund pays additional fees of 0.30% per annum on its outstanding borrowings to manage and administer the facility and is allocated its pro-rata share of a
0.13% per annum commitment fee for a liquidity backstop facility with respect to the $900 million facility size.

      For the year ended July 31, 2006, the average daily loan balance was
$52,055,616 at an average daily interest rate of 4.374%. The Fund had no borrowings outstanding at July 31, 2006. The Fund had gross borrowings and gross loan repayments of $1,421,500,000 and $1,421,500,000, respectively, during the year ended July 31, 2006. The maximum amount of borrowings outstanding at any month-end during the year ended July 31, 2006 was $77,900,000. The Fund paid
$419,063 in fees and $2,365,086 in interest during the year ended July 31, 2006.

--------------------------------------------------------------------------------
9. RECENT ACCOUNTING PRONOUNCEMENT

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB
Interpretation No. 48 ("FIN 48"), ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES.
FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109,
Accounting for Income Taxes. FIN 48 requires the evaluation of tax positions taken in the course of preparing the Fund's tax returns to determine whether it is "more-likely-than-not" that tax positions taken in the Fund's tax return will be ultimately sustained. A tax liability and expense must be recorded in respect of any tax position that, in Management's judgment, will not

                   51 | OPPENHEIMER SENIOR FLOATING RATE FUND

NOTES TO FINANCIAL STATEMENTS  Continued
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
9. RECENT ACCOUNTING PRONOUNCEMENT Continued

be fully realized. FIN 48 is effective for fiscal years beginning after December
15, 2006. As of July 31, 2006, the Manager is evaluating the implications of FIN
48. Its impact in the Fund's financial statements has not yet been determined.

--------------------------------------------------------------------------------
10. LITIGATION

A consolidated amended complaint was filed as a putative class action against the Manager and the Transfer Agent and other defendants (including 51 of the
Oppenheimer funds including the Fund) in the U.S. District Court for the
Southern District of New York on January 10, 2005 and was amended on March 4,
2005. The complaint alleged, among other things, that the Manager charged excessive fees for distribution and other costs, and that by permitting and/or participating in those actions, the Directors/Trustees and the Officers of the funds breached their fiduciary duties to fund shareholders under the Investment
Company Act of 1940 and at common law. The plaintiffs sought unspecified damages, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses.

      In response to the defendants' motions to dismiss the suit, seven of the eight counts in the complaint, including the claims against certain of the
Oppenheimer funds, as nominal defendants, and against certain present and former
Directors, Trustees and Officers of the funds, and the Distributor, as defendants, were dismissed with prejudice, by court order dated March 10, 2006, and the remaining count against the Manager and the Transfer Agent was dismissed with prejudice by court order dated April 5, 2006. The plaintiffs filed an appeal of those dismissals on May 11, 2006.

      The Manager believes that the allegations contained in the complaint are without merit and that there are substantial grounds to sustain the district court's rulings. The Manager also believes that it is premature to render any opinion as to the likelihood of an outcome unfavorable to it, the funds, the
Directors/Trustees or the Officers on the appeal of the decisions of the district court, and that no estimate can yet be made with any degree of certainty as to the amount or range of any potential loss.

                                       A-1
                                   Appendix A

---------------------------------------------------------------------------------
                           Industry Classifications
---------------------------------------------------------------------------------

Aerospace & Defense                Household Products
Air Freight & Couriers             Industrial Conglomerates
Airlines                           Insurance
Auto Components                    Internet & Catalog Retail
Automobiles                        Internet Software & Services
Beverages                          IT Services
Biotechnology                      Leisure Equipment & Products
Building Products                  Machinery
Chemicals                          Marine
Consumer Finance                   Media
Commercial Banks                   Metals & Mining
Commercial Services & Supplies     Multiline Retail
Communications Equipment           Multi-Utilities
Computers & Peripherals            Office Electronics
Construction & Engineering         Oil & Gas
Construction Materials             Paper & Forest Products
Containers & Packaging             Personal Products
Distributors                       Pharmaceuticals
Diversified Financial Services     Real Estate
Diversified Telecommunication      Road & Rail
Services
Electric Utilities                 Semiconductors and Semiconductor
                                   Equipment
Electrical Equipment               Software
Electronic Equipment & Instruments Specialty Retail
Energy Equipment & Services        Textiles, Apparel & Luxury Goods
Food & Staples Retailing           Thrifts & Mortgage Finance
Food Products                      Tobacco
Gas Utilities                      Trading Companies & Distributors
Health Care Equipment & Supplies   Transportation Infrastructure
Health Care Providers & Services   Water Utilities
Hotels Restaurants & Leisure       Wireless Telecommunication Services

o

                                      B-12

                                   Appendix B
         OppenheimerFunds Special Sales Charge Arrangements and Waivers

In certain cases, the initial sales charge that applies to purchases of Class A shares(1) of the Oppenheimer funds or the contingent deferred sales charge that may apply to Class A, Class B or Class C shares may be waived.(2)  That is because of the economies of sales efforts realized by OppenheimerFunds
Distributor, Inc., (referred to in this document as the "Distributor"), or by dealers or other financial institutions that offer those shares to certain classes of investors.

Not all waivers apply to all funds. For example, waivers relating to Retirement
Plans do not apply to Oppenheimer municipal funds, because shares of those funds are not available for purchase by or on behalf of retirement plans. Other waivers apply only to shareholders of certain funds.

For the purposes of some of the waivers described below and in the Prospectus and SAI of the applicable Oppenheimer funds, the term "Retirement Plan" refers to the following types of plans:

         1) plans created or qualified under Sections 401(a) or 401(k) of the
            Internal Revenue Code,
         2) non-qualified deferred compensation plans,
         3) employee benefit plans(3)
         4) Group Retirement Plans(4)
         5) 403(b)(7) custodial plan accounts
         6) Individual Retirement Accounts ("IRAs"), including traditional
            IRAs, Roth IRAs, SEP-IRAs, SARSEPs or SIMPLE plans

The interpretation of these provisions as to the applicability of a special arrangement or waiver in a particular case is in the sole discretion of the
Distributor or the transfer agent (referred to in this document as the
"Transfer Agent") of the particular Oppenheimer fund. These waivers and special arrangements may be amended or terminated at any time by a particular fund, the
Distributor, and/or OppenheimerFunds, Inc. (referred to in this document as the
"Manager").

Waivers that apply at the time shares are redeemed must be requested by the shareholder and/or dealer in the redemption request.
I.

   Applicability of Class A Contingent Deferred Sales Charges in Certain Cases
---------------------------------------------------------------------------------

Purchases of Class A Shares of Oppenheimer Funds That Are Not Subject to
Initial Sales Charge but May Be Subject to the Class A Contingent Deferred
Sales Charge (unless a waiver applies).

      There is no initial sales charge on purchases of Class A shares of any of the Oppenheimer funds in the cases listed below. However, these purchases may be subject to the Class A contingent deferred sales charge if redeemed within
18 months (24 months in the case of Oppenheimer Rochester National Municipals and Rochester Fund Municipals) of the beginning of the calendar month of their purchase, as described in the Prospectus (unless a waiver described elsewhere in this Appendix applies to the redemption). Additionally, on shares purchased under these waivers that are subject to the Class A contingent deferred sales charge, the Distributor will pay the applicable concession described in the
Prospectus under "Class A Contingent Deferred Sales Charge."(5) This waiver provision applies to:
|_|   Purchases of Class A shares aggregating $1 million or more.
|_|   Purchases of Class A shares by a Retirement Plan that was permitted to purchase such shares at net asset value but subject to a contingent deferred sales charge prior to March 1, 2001. That included plans
         (other than IRA or 403(b)(7) Custodial Plans) that: 1) bought shares costing $500,000 or more, 2) had at the time of purchase 100 or more eligible employees or total plan assets of $500,000 or more, or 3)
         certified to the Distributor that it projects to have annual plan purchases of $200,000 or more.
|_|   Purchases by an OppenheimerFunds-sponsored Rollover IRA, if the purchases are made:
         1) through a broker, dealer, bank or registered investment adviser that has made special arrangements with the Distributor for those purchases, or
         2) by a direct rollover of a distribution from a qualified Retirement
            Plan if the administrator of that Plan has made special
            arrangements with the Distributor for those purchases.
|_|   Purchases of Class A shares by Retirement Plans that have any of the following record-keeping arrangements:
         1) The record keeping is performed by Merrill Lynch Pierce Fenner &
            Smith, Inc. ("Merrill Lynch") on a daily valuation basis for the
            Retirement Plan. On the date the plan sponsor signs the
            record-keeping service agreement with Merrill Lynch, the Plan must have $3 million or more of its assets invested in (a) mutual funds, other than those advised or managed by Merrill Lynch Investment
            Management, L.P. ("MLIM"), that are made available under a Service
            Agreement between Merrill Lynch and the mutual fund's principal underwriter or distributor, and  (b)  funds advised or managed by
            MLIM (the funds described in (a) and (b) are referred to as
            "Applicable Investments").
         2) The record keeping for the Retirement Plan is performed on a daily valuation basis by a record keeper whose services are provided under a contract or arrangement between the Retirement Plan and
            Merrill Lynch. On the date the plan sponsor signs the record keeping service agreement with Merrill Lynch, the Plan must have $5 million or more of its assets (excluding assets invested in money market funds) invested in Applicable Investments.
         3) The record keeping for a Retirement Plan is handled under a service agreement with Merrill Lynch and on the date the plan sponsor signs that agreement, the Plan has 500 or more eligible employees (as determined by the Merrill Lynch plan conversion manager).
II.

              Waivers of Class A Sales Charges of Oppenheimer Funds
---------------------------------------------------------------------------------

A. Waivers of Initial and Contingent Deferred Sales Charges for Certain
Purchasers.

Class A shares purchased by the following investors are not subject to any
Class A sales charges (and no concessions are paid by the Distributor on such purchases):
|_|   The Manager or its affiliates.
|_|   Present or former officers, directors, trustees and employees (and their
         "immediate families") of the Fund, the Manager and its affiliates, and retirement plans established by them for their employees. The term
         "immediate family" refers to one's spouse, children, grandchildren, grandparents, parents, parents-in-law, brothers and sisters, sons- and daughters-in-law, a sibling's spouse, a spouse's siblings, aunts, uncles, nieces and nephews; relatives by virtue of a remarriage
         (step-children, step-parents, etc.) are included.
|_|   Registered management investment companies, or separate accounts of insurance companies having an agreement with the Manager or the
         Distributor for that purpose.
|_|   Dealers or brokers that have a sales agreement with the Distributor, if they purchase shares for their own accounts or for retirement plans for their employees.
|_|   Employees and registered representatives (and their spouses) of dealers or brokers described above or financial institutions that have entered into sales arrangements with such dealers or brokers (and which are identified as such to the Distributor) or with the Distributor. The purchaser must certify to the Distributor at the time of purchase that the purchase is for the purchaser's own account (or for the benefit of such employee's spouse or minor children).
|_|   Dealers, brokers, banks or registered investment advisors that have entered into an agreement with the Distributor providing specifically for the use of shares of the Fund in particular investment products made available to their clients. Those clients may be charged a transaction fee by their dealer, broker, bank or advisor for the purchase or sale of Fund shares.
|_|   Investment advisors and financial planners who have entered into an agreement for this purpose with the Distributor and who charge an advisory, consulting or other fee for their services and buy shares for their own accounts or the accounts of their clients.
|_|   "Rabbi trusts" that buy shares for their own accounts, if the purchases are made through a broker or agent or other financial intermediary that has made special arrangements with the Distributor for those purchases.
|_|   Clients of investment advisors or financial planners (that have entered into an agreement for this purpose with the Distributor) who buy shares for their own accounts may also purchase shares without sales charge but only if their accounts are linked to a master account of their investment advisor or financial planner on the books and records of the broker, agent or financial intermediary with which the
         Distributor has made such special arrangements . Each of these investors may be charged a fee by the broker, agent or financial intermediary for purchasing shares.
|_|   Directors, trustees, officers or full-time employees of OpCap Advisors or its affiliates, their relatives or any trust, pension, profit sharing or other benefit plan which beneficially owns shares for those persons.
|_|   Accounts for which Oppenheimer Capital (or its successor) is the investment advisor (the Distributor must be advised of this arrangement) and persons who are directors or trustees of the company or trust which is the beneficial owner of such accounts.
|_|   A unit investment trust that has entered into an appropriate agreement with the Distributor.
|_|   Dealers, brokers, banks, or registered investment advisers that have entered into an agreement with the Distributor to sell shares to defined contribution employee retirement plans for which the dealer, broker or investment adviser provides administration services.
|_|   Retirement Plans and deferred compensation plans and trusts used to fund those plans (including, for example, plans qualified or created under sections 401(a), 401(k), 403(b) or 457 of the Internal Revenue Code),
         in each case if those purchases are made through a broker, agent or other financial intermediary that has made special arrangements with the Distributor for those purchases. Effective October 1, 2005, taxable accounts established with proceeds of Required Minimum
         Distributions from Retirement Plans that have purchased Class N shares.
|_|   A TRAC-2000 401(k) plan (sponsored by the former Quest for Value
         Advisors) whose Class B or Class C shares of a Former Quest for Value
         Fund were exchanged for Class A shares of that Fund due to the termination of the Class B and Class C TRAC-2000 program on November
         24, 1995.
|_|   A qualified Retirement Plan that had agreed with the former Quest for
         Value Advisors to purchase shares of any of the Former Quest for Value
         Funds at net asset value, with such shares to be held through
         DCXchange, a sub-transfer agency mutual fund clearinghouse, if that arrangement was consummated and share purchases commenced by December
         31, 1996.

|_|   Effective October 1, 2005, taxable accounts established with the proceeds of Required Minimum Distributions from Retirement Plans.

B. Waivers of the Class A Initial and Contingent Deferred Sales Charges in
Certain Transactions.

   1. Class A shares issued or purchased in the following transactions are not subject to sales charges (and no concessions are paid by the Distributor on such purchases):
|_|   Shares issued in plans of reorganization, such as mergers, asset acquisitions and exchange offers, to which the Fund is a party.
|_|   Shares purchased by the reinvestment of dividends or other distributions reinvested from the Fund or other Oppenheimer funds (other than
         Oppenheimer Cash Reserves) or unit investment trusts for which reinvestment arrangements have been made with the Distributor.

|_|   Shares purchased by certain Retirement Plans that are part of a retirement plan or platform offered by banks, broker-dealers, financial advisors or insurance companies, or serviced by
         recordkeepers.

|_|   Shares purchased by the reinvestment of loan repayments by a participant in a Retirement Plan for which the Manager or an affiliate acts as sponsor.
|_|   Shares purchased in amounts of less than $5.

2. Class A shares issued and purchased in the following transactions are not subject to sales charges (a dealer concession at the annual rate of 0.25% is paid by the Distributor on purchases made within the first 6 months of plan establishment):
|_|   Retirement Plans that have $5 million or more in plan assets.
|_|   Retirement Plans with a single plan sponsor that have $5 million or more in aggregate assets invested in Oppenheimer funds.

C. Waivers of the Class A Contingent Deferred Sales Charge for Certain
Redemptions.

The Class A contingent deferred sales charge is also waived if shares that would otherwise be subject to the contingent deferred sales charge are redeemed in the following cases:
|_|   To make Automatic Withdrawal Plan payments that are limited annually to no more than 12% of the account value adjusted annually.
|_|   Involuntary redemptions of shares by operation of law or involuntary redemptions of small accounts (please refer to "Shareholder Account
         Rules and Policies," in the applicable fund Prospectus).
|_|   For distributions from Retirement Plans, deferred compensation plans or other employee benefit plans for any of the following purposes:
         1) Following the death or disability (as defined in the Internal
            Revenue Code) of the participant or beneficiary. The death or disability must occur after the participant's account was
            established.
         2) To return excess contributions.
         3) To return contributions made due to a mistake of fact.
4)    Hardship withdrawals, as defined in the plan.(6)
         5) Under a Qualified Domestic Relations Order, as defined in the
            Internal Revenue Code, or, in the case of an IRA, a divorce or separation agreement described in Section 71(b) of the Internal
            Revenue Code.
         6) To meet the minimum distribution requirements of the Internal
            Revenue Code.
         7) To make "substantially equal periodic payments" as described in
            Section 72(t) of the Internal Revenue Code.
         8) For loans to participants or beneficiaries.
         9) Separation from service.(7)
         10)      Participant-directed redemptions to purchase shares of a
            mutual fund (other than a fund managed by the Manager or a subsidiary of the Manager) if the plan has made special
            arrangements with the Distributor.
         11)      Plan termination or "in-service distributions," if the
            redemption proceeds are rolled over directly to an
            OppenheimerFunds-sponsored IRA.
|_|   For distributions from 401(k) plans sponsored by broker-dealers that have entered into a special agreement with the Distributor allowing this waiver.
|_|   For distributions from retirement plans that have $10 million or more in plan assets and that have entered into a special agreement with the
         Distributor.
|_|   For distributions from retirement plans which are part of a retirement plan product or platform offered by certain banks, broker-dealers, financial advisors, insurance companies or record keepers which have entered into a special agreement with the Distributor.
III.  Waivers of Class B, Class C and Class N Sales Charges of Oppenheimer Funds
---------------------------------------------------------------------------------

The Class B, Class C and Class N contingent deferred sales charges will not be applied to shares purchased in certain types of transactions or redeemed in certain circumstances described below.

A. Waivers for Redemptions in Certain Cases.

The Class B, Class C and Class N contingent deferred sales charges will be waived for redemptions of shares in the following cases:
|_|   Shares redeemed involuntarily, as described in "Shareholder Account Rules and Policies," in the applicable Prospectus.
|_|   Redemptions from accounts other than Retirement Plans following the death or disability of the last surviving shareholder. The death or disability must have occurred after the account was established, and for disability you must provide evidence of a determination of disability by the Social Security Administration.
|_|   The contingent deferred sales charges are generally not waived following the death or disability of a grantor or trustee for a trust account.
         The contingent deferred sales charges will only be waived in the limited case of the death of the trustee of a grantor trust or revocable living trust for which the trustee is also the sole beneficiary. The death or disability must have occurred after the account was established, and for disability you must provide evidence of a determination of disability (as defined in the Internal Revenue
         Code).
|_|   Distributions from accounts for which the broker-dealer of record has entered into a special agreement with the Distributor allowing this waiver.
|_|   Redemptions of Class B shares held by Retirement Plans whose records are maintained on a daily valuation basis by Merrill Lynch or an independent record keeper under a contract with Merrill Lynch.
|_|   Redemptions of Class C shares of Oppenheimer U.S. Government Trust from accounts of clients of financial institutions that have entered into a special arrangement with the Distributor for this purpose.
|_|   Redemptions of Class C shares of an Oppenheimer fund in amounts of $1 million or more requested in writing by a Retirement Plan sponsor and submitted more than 12 months after the Retirement Plan's first purchase of Class C shares, if the redemption proceeds are invested to purchase Class N shares of one or more Oppenheimer funds.
|_|   Distributions(8) from Retirement Plans or other employee benefit plans for any of the following purposes:
         1) Following the death or disability (as defined in the Internal
            Revenue Code) of the participant or beneficiary. The death or disability must occur after the participant's account was
            established in an Oppenheimer fund.
         2) To return excess contributions made to a participant's account.
         3) To return contributions made due to a mistake of fact.
         4) To make hardship withdrawals, as defined in the plan.(9)
         5) To make distributions required under a Qualified Domestic Relations
            Order or, in the case of an IRA, a divorce or separation agreement described in Section 71(b) of the Internal Revenue Code.
         6) To meet the minimum distribution requirements of the Internal
            Revenue Code.
         7) To make "substantially equal periodic payments" as described in
            Section 72(t) of the Internal Revenue Code.
         8) For loans to participants or beneficiaries.(10)
         9) On account of the participant's separation from service.(11)
         10)      Participant-directed redemptions to purchase shares of a
            mutual fund (other than a fund managed by the Manager or a subsidiary of the Manager) offered as an investment option in a
            Retirement Plan if the plan has made special arrangements with the
            Distributor.
         11)      Distributions made on account of a plan termination or
            "in-service" distributions, if the redemption proceeds are rolled over directly to an OppenheimerFunds-sponsored IRA.
         12)      For distributions from a participant's account under an
            Automatic Withdrawal Plan after the participant reaches age 59 1/2, as long as the aggregate value of the distributions does not exceed
            10% of the account's value, adjusted annually.
         13)      Redemptions of Class B shares under an Automatic Withdrawal
            Plan for an account other than a Retirement Plan, if the aggregate value of the redeemed shares does not exceed 10% of the account's value, adjusted annually.
         14)      For distributions from 401(k) plans sponsored by
            broker-dealers that have entered into a special arrangement with the Distributor allowing this waiver.
|_|   Redemptions of Class B shares or Class C shares under an Automatic
         Withdrawal Plan from an account other than a Retirement Plan if the aggregate value of the redeemed shares does not exceed 10% of the account's value annually.

B. Waivers for Shares Sold or Issued in Certain Transactions.

The contingent deferred sales charge is also waived on Class B and Class C shares sold or issued in the following cases:
|_|   Shares sold to the Manager or its affiliates.
|_|   Shares sold to registered management investment companies or separate accounts of insurance companies having an agreement with the Manager or the Distributor for that purpose.
|_|   Shares issued in plans of reorganization to which the Fund is a party.
|_|   Shares sold to present or former officers, directors, trustees or employees (and their "immediate families" as defined above in Section
         I.A.) of the Fund, the Manager and its affiliates and retirement plans established by them for their employees.

 Special Sales Charge Arrangements for Shareholders of Certain Oppenheimer Funds
                Who Were Shareholders of Former Quest for Value Funds
----------------------------------------------------------------------------------

The initial and contingent deferred sales charge rates and waivers for Class A,
Class B and Class C shares described in the Prospectus or SAI of the
Oppenheimer funds are modified as described below for certain persons who were shareholders of the former Quest for Value Funds.  To be eligible, those persons must have been shareholders on November 24, 1995, when
OppenheimerFunds, Inc. became the investment advisor to those former Quest for
Value Funds.  Those funds include:
   Oppenheimer Quest Value Fund, Inc.           Oppenheimer Small- & Mid- Cap
   Value Fund
   Oppenheimer Quest Balanced Fund              Oppenheimer Quest International
   Value Fund, Inc.

   Oppenheimer Quest Opportunity Value Fund

      These arrangements also apply to shareholders of the following funds when they merged (were reorganized) into various Oppenheimer funds on November 24,
1995:

   Quest for Value U.S. Government Income Fund  Quest for Value New York
   Tax-Exempt Fund
   Quest for Value Investment Quality Income Fund     Quest for Value National
   Tax-Exempt Fund
   Quest for Value Global Income Fund     Quest for Value California Tax-Exempt
   Fund

      All of the funds listed above are referred to in this Appendix as the
"Former Quest for Value Funds."  The waivers of initial and contingent deferred sales charges described in this Appendix apply to shares of an Oppenheimer fund that are either:
|_|   acquired by such shareholder pursuant to an exchange of shares of an
         Oppenheimer fund that was one of the Former Quest for Value Funds, or
|_|   purchased by such shareholder by exchange of shares of another
         Oppenheimer fund that were acquired pursuant to the merger of any of the Former Quest for Value Funds into that other Oppenheimer fund on
         November 24, 1995.

A. Reductions or Waivers of Class A Sales Charges.

|X|   Reduced Class A Initial Sales Charge Rates for Certain Former Quest for
Value Funds Shareholders.

Purchases by Groups and Associations.  The following table sets forth the initial sales charge rates for Class A shares purchased by members of
"Associations" formed for any purpose other than the purchase of securities. The rates in the table apply if that Association purchased shares of any of the
Former Quest for Value Funds or received a proposal to purchase such shares from OCC Distributors prior to November 24, 1995.

--------------------------------------------------------------------------------
                      Initial Sales       Initial Sales Charge   Concession as
Number of Eligible    Charge as a % of    as a % of Net Amount   % of Offering
Employees or Members  Offering Price      Invested               Price
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
9 or Fewer                   2.50%                2.56%              2.00%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
At  least  10 but not        2.00%                2.04%              1.60%
more than 49
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------
      For purchases by Associations having 50 or more eligible employees or members, there is no initial sales charge on purchases of Class A shares, but those shares are subject to the Class A contingent deferred sales charge described in the applicable fund's Prospectus.

      Purchases made under this arrangement qualify for the lower of either the sales charge rate in the table based on the number of members of an
Association, or the sales charge rate that applies under the Right of
Accumulation described in the applicable fund's Prospectus and SAI. Individuals who qualify under this arrangement for reduced sales charge rates as members of
Associations also may purchase shares for their individual or custodial accounts at these reduced sales charge rates, upon request to the Distributor.

|X|   Waiver of Class A Sales Charges for Certain Shareholders.  Class A shares purchased by the following investors are not subject to any Class A initial or contingent deferred sales charges:
o     Shareholders who were shareholders of the AMA Family of Funds on February
            28, 1991 and who acquired shares of any of the Former Quest for
            Value Funds by merger of a portfolio of the AMA Family of Funds.
o     Shareholders who acquired shares of any Former Quest for Value Fund by merger of any of the portfolios of the Unified Funds.

|X|   Waiver of Class A Contingent Deferred Sales Charge in Certain
Transactions.  The Class A contingent deferred sales charge will not apply to redemptions of Class A shares purchased by the following investors who were shareholders of any Former Quest for Value Fund:

      Investors who purchased Class A shares from a dealer that is or was not permitted to receive a sales load or redemption fee imposed on a shareholder with whom that dealer has a fiduciary relationship, under the Employee
Retirement Income Security Act of 1974 and regulations adopted under that law.

B. Class A, Class B and Class C Contingent Deferred Sales Charge Waivers.

|X|   Waivers for Redemptions of Shares Purchased Prior to March 6, 1995.  In
the following cases, the contingent deferred sales charge will be waived for redemptions of Class A, Class B or Class C shares of an Oppenheimer fund. The shares must have been acquired by the merger of a Former Quest for Value Fund into the fund or by exchange from an Oppenheimer fund that was a Former Quest for Value Fund or into which such fund merged. Those shares must have been purchased prior to March 6, 1995 in connection with:
o     withdrawals under an automatic withdrawal plan holding only either Class
            B or Class C shares if the annual withdrawal does not exceed 10% of the initial value of the account value, adjusted annually, and
o     liquidation of a shareholder's account if the aggregate net asset value of shares held in the account is less than the required minimum value of such accounts.

|X|   Waivers for Redemptions of Shares Purchased on or After March 6, 1995 but
Prior to November 24, 1995. In the following cases, the contingent deferred sales charge will be waived for redemptions of Class A, Class B or Class C shares of an Oppenheimer fund. The shares must have been acquired by the merger of a Former Quest for Value Fund into the fund or by exchange from an
Oppenheimer fund that was a Former Quest For Value Fund or into which such
Former Quest for Value Fund merged. Those shares must have been purchased on or after March 6, 1995, but prior to November 24, 1995:
o     redemptions following the death or disability of the shareholder(s) (as evidenced by a determination of total disability by the U.S. Social
            Security Administration);
o     withdrawals under an automatic withdrawal plan (but only for Class B or
            Class C shares) where the annual withdrawals do not exceed 10% of the initial value of the account value; adjusted annually, and
o     liquidation of a shareholder's account if the aggregate net asset value of shares held in the account is less than the required minimum account value.
      A shareholder's account will be credited with the amount of any contingent deferred sales charge paid on the redemption of any Class A, Class B or Class C shares of the Oppenheimer fund described in this section if the proceeds are invested in the same Class of shares in that fund or another
Oppenheimer fund within 90 days after redemption.
V.     Special Sales Charge Arrangements for Shareholders of Certain Oppenheimer
       Funds Who Were Shareholders of Connecticut Mutual Investment Accounts,
                                        Inc.
------------------------------------------------------------------------------

The initial and contingent deferred sale charge rates and waivers for Class A and Class B shares described in the respective Prospectus (or this Appendix) of the following Oppenheimer funds (each is referred to as a "Fund" in this section):

   Oppenheimer U. S. Government Trust,
   Oppenheimer Core Bond Fund,
   Oppenheimer Value Fund and
   Oppenheimer Disciplined Allocation Fund

are modified as described below for those Fund shareholders who were shareholders of the following funds (referred to as the "Former Connecticut
Mutual Funds") on March 1, 1996, when OppenheimerFunds, Inc. became the investment adviser to the Former Connecticut Mutual Funds:
   Connecticut Mutual Liquid Account         Connecticut Mutual Total Return
   Account
   Connecticut Mutual Government Securities Account   CMIA LifeSpan Capital
   Appreciation Account
   Connecticut Mutual Income Account         CMIA LifeSpan Balanced Account
   Connecticut Mutual Growth Account         CMIA Diversified Income Account

A. Prior Class A CDSC and Class A Sales Charge Waivers.

|X|   Class A Contingent Deferred Sales Charge. Certain shareholders of a Fund and the other Former Connecticut Mutual Funds are entitled to continue to make additional purchases of Class A shares at net asset value without a Class A initial sales charge, but subject to the Class A contingent deferred sales charge that was in effect prior to March 18, 1996 (the "prior Class A CDSC").
Under the prior Class A CDSC, if any of those shares are redeemed within one year of purchase, they will be assessed a 1% contingent deferred sales charge on an amount equal to the current market value or the original purchase price of the shares sold, whichever is smaller (in such redemptions, any shares not subject to the prior Class A CDSC will be redeemed first).

      Those shareholders who are eligible for the prior Class A CDSC are:
         1) persons whose purchases of Class A shares of a Fund and other
            Former Connecticut Mutual Funds were $500,000 prior to March 18,
            1996, as a result of direct purchases or purchases pursuant to the
            Fund's policies on Combined Purchases or Rights of Accumulation, who still hold those shares in that Fund or other Former
            Connecticut Mutual Funds, and
         2) persons whose intended purchases under a Statement of Intention entered into prior to March 18, 1996, with the former general distributor of the Former Connecticut Mutual Funds to purchase shares valued at $500,000 or more over a 13-month period entitled those persons to purchase shares at net asset value without being subject to the Class A initial sales charge

      Any of the Class A shares of a Fund and the other Former Connecticut
Mutual Funds that were purchased at net asset value prior to March 18, 1996, remain subject to the prior Class A CDSC, or if any additional shares are purchased by those shareholders at net asset value pursuant to this arrangement they will be subject to the prior Class A CDSC.

|X|   Class A Sales Charge Waivers. Additional Class A shares of a Fund may be purchased without a sales charge, by a person who was in one (or more) of the categories below and acquired Class A shares prior to March 18, 1996, and still holds Class A shares:
         1) any purchaser, provided the total initial amount invested in the
            Fund or any one or more of the Former Connecticut Mutual Funds totaled $500,000 or more, including investments made pursuant to the Combined Purchases, Statement of Intention and Rights of
            Accumulation features available at the time of the initial purchase and such investment is still held in one or more of the Former
            Connecticut Mutual Funds or a Fund into which such Fund merged;
         2) any participant in a qualified plan, provided that the total initial amount invested by the plan in the Fund or any one or more of the Former Connecticut Mutual Funds totaled $500,000 or more;
         3) Directors of the Fund or any one or more of the Former Connecticut
            Mutual Funds and members of their immediate families;
         4) employee benefit plans sponsored by Connecticut Mutual Financial
            Services, L.L.C. ("CMFS"), the prior distributor of the Former
            Connecticut Mutual Funds, and its affiliated companies;
         5) one or more members of a group of at least 1,000 persons (and persons who are retirees from such group) engaged in a common business, profession, civic or charitable endeavor or other activity, and the spouses and minor dependent children of such persons, pursuant to a marketing program between CMFS and such group; and
         6) an institution acting as a fiduciary on behalf of an individual or individuals, if such institution was directly compensated by the individual(s) for recommending the purchase of the shares of the
            Fund or any one or more of the Former Connecticut Mutual Funds, provided the institution had an agreement with CMFS.

      Purchases of Class A shares made pursuant to (1) and (2) above may be subject to the Class A CDSC of the Former Connecticut Mutual Funds described above.

      Additionally, Class A shares of a Fund may be purchased without a sales charge by any holder of a variable annuity contract issued in New York State by
Connecticut Mutual Life Insurance Company through the Panorama Separate Account which is beyond the applicable surrender charge period and which was used to fund a qualified plan, if that holder exchanges the variable annuity contract proceeds to buy Class A shares of the Fund.

B. Class A and Class B Contingent Deferred Sales Charge Waivers.

In addition to the waivers set forth in the Prospectus and in this Appendix, above, the contingent deferred sales charge will be waived for redemptions of
Class A and Class B shares of a Fund and exchanges of Class A or Class B shares of a Fund into Class A or Class B shares of a Former Connecticut Mutual Fund provided that the Class A or Class B shares of the Fund to be redeemed or exchanged were (i) acquired prior to March 18, 1996 or (ii) were acquired by exchange from an Oppenheimer fund that was a Former Connecticut Mutual Fund.
Additionally, the shares of such Former Connecticut Mutual Fund must have been purchased prior to March 18, 1996:
   1) by the estate of a deceased shareholder;
   2) upon the disability of a shareholder, as defined in Section 72(m)(7) of the Internal Revenue Code;
   3) for retirement distributions (or loans) to participants or beneficiaries from retirement plans qualified under Sections 401(a) or 403(b)(7)of the
      Code, or from IRAs, deferred compensation plans created under Section 457 of the Code, or other employee benefit plans;
4)    as tax-free returns of excess contributions to such retirement or employee benefit plans;
   5) in whole or in part, in connection with shares sold to any state, county, or city, or any instrumentality, department, authority, or agency thereof, that is prohibited by applicable investment laws from paying a sales charge or concession in connection with the purchase of shares of any registered investment management company;
   6) in connection with the redemption of shares of the Fund due to a combination with another investment company by virtue of a merger, acquisition or similar reorganization transaction;
   7) in connection with the Fund's right to involuntarily redeem or liquidate the Fund;
   8) in connection with automatic redemptions of Class A shares and Class B shares in certain retirement plan accounts pursuant to an Automatic
      Withdrawal Plan but limited to no more than 12% of the original value annually; or
   9) as involuntary redemptions of shares by operation of law, or under procedures set forth in the Fund's Articles of Incorporation, or as adopted by the Board of Directors of the Fund.
VI.         Special Reduced Sales Charge for Former Shareholders of Advance
                                  America Funds, Inc.
---------------------------------------------------------------------------------

Shareholders of Oppenheimer AMT-Free Municipals, Oppenheimer U.S. Government
Trust, Oppenheimer Strategic Income Fund and Oppenheimer Capital Income Fund
who acquired (and still hold) shares of those funds as a result of the reorganization of series of Advance America Funds, Inc. into those Oppenheimer funds on October 18, 1991, and who held shares of Advance America Funds, Inc.
on March 30, 1990, may purchase Class A shares of those four Oppenheimer funds at a maximum sales charge rate of 4.50%.
VII.      Sales Charge Waivers on Purchases of Class M Shares of Oppenheimer
                              Convertible Securities Fund
---------------------------------------------------------------------------------

Oppenheimer Convertible Securities Fund (referred to as the "Fund" in this section) may sell Class M shares at net asset value without any initial sales charge to the classes of investors listed below who, prior to March 11, 1996, owned shares of the Fund's then-existing Class A and were permitted to purchase those shares at net asset value without sales charge:
|_|   the Manager and its affiliates,

|_|   present or former officers, directors, trustees and employees (and their
         "immediate families" as defined in the Fund's SAI) of the Fund, the
         Manager and its affiliates, and retirement plans established by them or the prior investment advisor of the Fund for their employees,

|_|   registered management investment companies or separate accounts of insurance companies that had an agreement with the Fund's prior investment advisor or distributor for that purpose,
|_|   dealers or brokers that have a sales agreement with the Distributor, if they purchase shares for their own accounts or for retirement plans for their employees,
|_|   employees and registered representatives (and their spouses) of dealers or brokers described in the preceding section or financial institutions that have entered into sales arrangements with those dealers or brokers (and whose identity is made known to the
         Distributor) or with the Distributor, but only if the purchaser certifies to the Distributor at the time of purchase that the purchaser meets these qualifications,
|_|   dealers, brokers, or registered investment advisors that had entered into an agreement with the Distributor or the prior distributor of the Fund specifically providing for the use of Class M shares of the Fund in specific investment products made available to their clients, and
|_|   dealers, brokers or registered investment advisors that had entered into an agreement with the Distributor or prior distributor of the Fund's shares to sell shares to defined contribution employee retirement plans for which the dealer, broker, or investment advisor provides administrative services.

Oppenheimer Senior Floating Rate Fund

Internet Website:
      www.oppenheimerfunds.com

Investment Advisor
      OppenheimerFunds, Inc.
      Two World Financial Center
      225 Liberty Street, 11th Floor
      New York, NY 10281-1008

Distributor
      OppenheimerFunds Distributor, Inc.
      Two World Financial Center
      225 Liberty Street, 11th Floor
      New York, NY 10281-1008

Transfer Agent
      OppenheimerFunds Services
      P.O. Box 5270
      Denver, Colorado 80217
      1.800.CALL OPP (225.5677)

Custodian Bank
      The Deutsche Bank Trust Company of Americas
      60 Wall Street, 17th floor
      NYC60-1701
      New York, NY  10005-2848

Independent Registered Public Accounting Firm
      Deloitte & Touche LLP
      555 Seventeenth Street
      Denver, Colorado 80202

Counsel to the Funds
      Myer, Swanson, Adams & Wolf, P.C.
      1600 Broadway
      Denver, Colorado 80202

Counsel to the Independent Trustees
      Bell, Boyd & Lloyd, LLC
      Three First National Plaza
      70 West Madison Street, Suite 3300
      Chicago, Illinois 60602-42079

1234
PX291.001.0906

(1). The term "Independent Trustees" in this SAI refers to those Trustees who are not "interested persons" of the Fund and who do not have any direct or indirect financial interest in the operation of the distribution plan or any agreement under the plan.

(1) Certain waivers also apply to Class M shares of Oppenheimer Convertible
Securities Fund.
(2) In the case of Oppenheimer Senior Floating Rate Fund, a
continuously-offered closed-end fund, references to contingent deferred sales charges mean the Fund's Early Withdrawal Charges and references to
"redemptions" mean "repurchases" of shares.
(3) An "employee benefit plan" means any plan or arrangement, whether or not it is "qualified" under the Internal Revenue Code, under which Class N shares of an Oppenheimer fund or funds are purchased by a fiduciary or other administrator for the account of participants who are employees of a single employer or of affiliated employers. These may include, for example, medical savings accounts, payroll deduction plans or similar plans. The fund accounts must be registered in the name of the fiduciary or administrator purchasing the shares for the benefit of participants in the plan.
(4) The term "Group Retirement Plan" means any qualified or non-qualified retirement plan for employees of a corporation or sole proprietorship, members and employees of a partnership or association or other organized group of persons (the members of which may include other groups), if the group has made special arrangements with the Distributor and all members of the group participating in (or who are eligible to participate in) the plan purchase shares of an Oppenheimer fund or funds through a single investment dealer, broker or other financial institution designated by the group. Such plans include 457 plans, SEP-IRAs, SARSEPs, SIMPLE plans and 403(b) plans other than plans for public school employees. The term "Group Retirement Plan" also includes qualified retirement plans and non-qualified deferred compensation plans and IRAs that purchase shares of an Oppenheimer fund or funds through a single investment dealer, broker or other financial institution that has made special arrangements with the Distributor.
(5) However, that concession will not be paid on purchases of shares in amounts of $1 million or more (including any right of accumulation) by a Retirement
Plan that pays for the purchase with the redemption proceeds of Class C shares of one or more Oppenheimer funds held by the Plan for more than one year.
(6) This provision does not apply to IRAs.
(7) This provision only applies to qualified retirement plans and 403(b)(7)
custodial plans after your separation from service in or after the year you reached age 55.
(8) The distribution must be requested prior to Plan termination or the elimination of the Oppenheimer funds as an investment option under the Plan.
(9) This provision does not apply to IRAs.
(10) This provision does not apply to loans from 403(b)(7) custodial plans and loans from the OppenheimerFunds-sponsored Single K retirement plan.
(11) This provision does not apply to 403(b)(7) custodial plans if the participant is less than age 55, nor to IRAs.

                                    PART C

                              OTHER INFORMATION

ITEM 25.  FINANCIAL STATEMENTS AND EXHIBITS

      1.    Financial Statements: Not Applicable.

      2.    Exhibits

(a)   (1)         Amended and Restated  Declaration  of Trust dated August 13,
                  1999 of     Registrant.*
(2)   Amendment  Number 1 dated  August 27, 2002 to the  Amended and  Restated
                        Declaration   of  Trust   dated   August   13,   1999.
                        Previously  filed  with  Registrant's  Post  Effective
                        Amendment No. 9, 09/24/02 and  incorporated  herein by
                        reference.
(3)   Amendment  Number 2 dated September 22, 2005 to the Amended and Restated
                        Declaration   of  Trust   dated   August   13,   1999:
                        Previously filed with the Registrant's  Post-Effective
                        Amendment No. 16, 10/06/05 and incorporated  herein by
                        reference.

(b)   By-Laws of Registrant as amended and restated  through October 23, 2001:
                  Previously filed with Registrant's Post Effective  Amendment
                  No. 10, 09/17/03 and incorporated herein by reference.

            (c)   Not Applicable.

            (d)   Articles Fourth,  Fifth and Seventh of Registrant's  Amended
                  and  Restated  Declaration  of Trust  define  the  rights of holders of the securities being registered hereby.

            (e)   Not Applicable.

            (f)   Not Applicable.

            (g)   Form of Investment  Advisory Agreement dated 8/24/99 between
                  Registrant and OppenheimerFunds, Inc.*

            (h)   (1)   Form of General Distributor's  Agreement dated 8/24/99
                        between Registrant and OppenheimerFunds  Distributors,
                        Inc.*
                  (2)   Form   of   Dealer   Agreement   of   OppenheimerFunds
                        Distributor,     Inc.:     Previously    filed    with
                        Post-Effective  Amendment  No. 45 to the  Registration
                        Statement  of  Oppenheimer  High Yield Fund (Reg.  No.
                        2-62076),   10/26/01,   and  incorporated   herein  by
                        reference.
                  (3)   Form   of   Broker   Agreement   of   OppenheimerFunds
                        Distributor,     Inc.:     Previously    filed    with
                        Post-Effective  Amendment  No. 45 to the  Registration
                        Statement  of  Oppenheimer  High Yield Fund (Reg.  No.
                        2-62076),   10/26/01,   and  incorporated   herein  by
                        reference.
(4)   Form  of  Agency  Agreement  of  OppenheimerFunds   Distributor,   Inc.:
                        Previously filed with Post-Effective  Amendment No. 45
                        to the  Registration  Statement  of  Oppenheimer  High
                        Yield  Fund  (Reg.   No.   2-62076),   10/26/01,   and
                        incorporated herein by reference.
(5)   Form of Trust Company Fund/SERV Purchase  Agreement of  OppenheimerFunds
                        Distributor,     Inc.:     Previously    filed    with
                        Post-Effective  Amendment  No. 45 to the  Registration
                        Statement  of  Oppenheimer  High Yield Fund (Reg.  No.
                        2-62076),   10/26/01,   and  incorporated   herein  by
                        reference.
(6)   Form of Trust Company Agency Agreement of OppenheimerFunds  Distributor,
                        Inc.:  Previously filed with Post-Effective  Amendment
                        No. 45 to the  Registration  Statement of  Oppenheimer
                        High Yield  Fund (Reg.  No.  2-62076),  10/26/01,  and
                        incorporated herein by reference.

(i)   Form of Deferred  Compensation  Plan for Disinterested  Trustees:  Filed
                  with  Post-Effective  Amendment  No. 40 to the  Registration
                  Statement  of   Oppenheimer   High  Yield  Fund  (Reg.   No.
                  2-62076), 10/27/98, and incorporated herein by reference.

            (j)   (1)   Custodian  Agreement dated 5/13/02.  Previously  filed
                  with  Registrant's Post Effective  Amendment No. 9, 09/24/02
                  and   incorporated herein by reference.
(2)   Amended and Restated  Foreign  Custody  Manager  Agreement dated 4/3/01:
                        Previously filed with Post-Effective  Amendment No. 34
                        to the  Registration  Statement of Oppenheimer  Gold &
                        Special  Minerals Fund (Reg. No.  2-82590),  10/25/01,
                        and incorporated herein by reference.

            (k)   (1)   Amended and Restated  Service Plan and Agreement dated
                        10/28/05 for Class A Shares: Filed herewith.
                  (2)   Amended and  Restated  Distribution  and Service  Plan
                        dated 10/28/05 for Class B shares: Filed herewith.
                  (3)   Amended and  Restated  Distribution  and Service  Plan
                        for Class C Shares dated 10/28/05: Filed herewith.

                              (4)   Oppenheimer   Funds  Multiple  Class  Plan
                        under Rule 18f-3 updated through 08/11/05:  Previously
                        filed  with  Post-Effective  Amendment  No.  5 to  the
                        Registration  Statement  of  Oppenheimer  Main  Street
                        Opportunity Fund (Reg. No. 333-40186),  09/27/05,  and
                        incorporated herein by reference.

            (l)   (1)   Opinion of Myer, Swanson,  Adams & Wolf, P.C., counsel
                        to  Registrant,  as to  the  legality  of  the  Fund's
                        shares:    Previously    filed    with    Registrant's
                        Post-Effective   Amendment   No.   18,   7/14/06   and
                        incorporated herein by reference.

                  (2)   Opinion   of   Goodwin,   Procter   &  Hoar,   special
                        Massachusetts   counsel  to  Registrant,   as  to  the
                        legality of the Fund's shares dated 8/26/99.*

            (m)   Not Applicable.

            (n)   Independent  Registered  Public  Accounting  Firm's Consent:
                  Filed herewith.

            (o)   Not Applicable.

            (p)   Subscription Agreement for Initial Capital dated 8/24/99.*

            (q)   Not Applicable.

(r)   Amended  and  Restated  Code of Ethics of the  Oppenheimer  Funds  dated
                  March 31,  2006 under Rule 17j-1 of the  Investment  Company
                  Act of 1940: Previously filed with Post-Effective  Amendment
                  No. 13 to the Registration  Statement of Oppenheimer  MidCap
                  Fund (Reg. No. 333-31533),  4/07/06, and incorporated herein by reference.

            --    Powers  of   Attorneys   dated   August  29,  2006  for  all
                  Trustees/Directors  and Officers  with the exception of John
                  S. Fossel : Previously filed with  Post-Effective  Amendment
                  No.  27  the  Registration  Statement  of  Oppenheimer  Cash
                  Reserves  (Reg. No.  33-23223),  9/25/06,  and  incorporated herein by reference.

            --    Power  of  Attorney  dated  September  22,  2006 for John S.
                  Fossel:  Previously filed with Post-Effective  Amendment No.
                  27 the  Registration  Statement of Oppenheimer Cash Reserves
                  (Reg. No.  33-23223),  9/25/06,  and incorporated  herein by reference.

                  --    Power of  Attorney  dated  August 22, 2005 for John V.
                  Murphy for Form N-PX:  Previously filed with  Post-Effective
                  Amendment  No.  2 of  Oppenheimer  Limited  Term  California
                  Municipal  Fund  (Reg.  No.   333-111230),   09/29/05,   and
                  incorporated herein by reference.

ITEM 26. MARKETING ARRANGEMENTS

      See Form of  General  Distributor's  Agreement  filed  by  pre-effective amendment Number 1 as Exhibit (h) to this Registration Statement.

* Filed with  pre-effective  amendment  Number 1 to Registrant's  registration statement on Form N-2, 8/31/99 (Reg. No. 333-82579),  and incorporated  herein by reference.

ITEM  27.   OTHER   EXPENSES  OF  ISSUANCE  AND   DISTRIBUTION:   All  of  the
Registrant's  initial organization and offering expenses have been absorbed by
OppenheimerFunds,  Inc. The additional  registration fees for the Registrant's securities are detailed in Part A, Prospectus cover page.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

            Not applicable.
------------------------------------------------------------------------------

ITEM 29. NUMBER OF HOLDERS OF SECURITIES

------------------------------------------------------------------------------

------------------------------------------------------------------------------

Title of Class                    Number of Record Holders as of July 14, 2006

------------------------------------------------------------------------------
Class A Shares of Beneficial Interest     37,157
Class B Shares of Beneficial Interest           17,967
Class C Shares of Beneficial Interest           43,422
Class Y Shares of Beneficial Interest    1

ITEM 30. INDEMNIFICATION

      Reference is made to the  provisions  of Article  Seven of  Registrant's
Amended  and  Restated  Declaration  of Trust  filed as  Exhibit  2(a) to this
Registration Statement, and incorporated herein by reference.

      Insofar as indemnification  for liabilities arising under the Securities
Act of 1933 may be permitted to trustees,  officers and controlling persons of
Registrant pursuant to the foregoing  provisions or otherwise,  Registrant has been advised  that in the opinion of the  Securities  and Exchange  Commission such  indemnification  is against public policy as expressed in the Securities
Act of 1933 and is,  therefore,  unenforceable.  In the event that a claim for
indemnification   against  such   liabilities   (other  than  the  payment  by
Registrant of expenses  incurred or paid by a trustee,  officer or controlling person  of  Registrant  in the  successful  defense  of any  action,  suit  or proceeding)  is  asserted  by such  trustee,  officer or  controlling  person,
Registrant  will,  unless in the  opinion of its  counsel  the matter has been
settled  by   controlling   precedent,   submit  to  a  court  of  appropriate
jurisdiction  the  question  whether  such  indemnification  by it is  against public policy as expressed in the  Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 31.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

      (a) The  description  of the business of  OppenheimerFunds,  Inc. is set forth under the caption  "How the Fund is Managed" in the  Prospectus  and the
Statement  of  Additional   Information  forming  part  of  this  Registration
Statement.

      (b)   The   information   as  to   the   Directors   and   Officers   of
OppenheimerFunds,  Inc. set forth in  OppenheimerFunds,  Inc.'s Form ADV filed with the Securities and Exchange  Commission  (File No.  801-825),  as amended through the date hereof, is incorporated herein by reference.

ITEM 32.  LOCATION OF ACCOUNTS AND RECORDS

1.    Accounts  and  records  of the Fund  are  maintained  at (i) the  Fund's office at 6803 South Tucson Way,  Centennial,  Colorado  80112 and (ii) the
   offices  of  OppenheimerFunds,  Inc.  at Two World  Financial  Center,  225
   Liberty Street- 11th Floor, New York, New York  10281-1008.

2.    OppenheimerFunds   Services,  P.O.  Box  5270  Denver,  Colorado  80217,
   maintains  all the required  records in its capacity as transfer,  dividend paying and shareholder service agent of the Registrant.

ITEM 33.  MANAGEMENT SERVICES

      Not Applicable.

ITEM 34. UNDERTAKINGS

      1.    Not Applicable.

      2.    Not Applicable.

      3.    Not Applicable.

      4.    a.    To file  during  any  period  in which  offers  or sales are being made, a post-effective  amendment to this registration statement: (i) to include any prospectus  required by Section  10(a)(3) of the Securities Act of
1933;  (ii) to reflect in the Prospectus any facts or events arising after the
effective   date  of  the   registration   statement   (or  the  most   recent
post-effective  amendment  thereof)  which,  individually or in the aggregate,
represent  a  fundamental   change  in  the   information  set  forth  in  the
registration  statement;  and (iii) to include any material  information  with
respect  to  the  plan  of  distribution  not  previously   disclosed  in  the
registration  statement  or any  material  change to such  information  in the registration statement.

            b.    That,  for the purpose of  determining  any liability  under the  Securities  Act of 1933,  each  such  post-effective  amendment  shall be deemed to be a new registration  statement  relating to the securities offered therein,  and the offering of such  securities at that time shall be deemed to be the initial bona fide offering thereof.

            c.    To  remove  from  registration  by means  of  post-effective amendment any of the securities  being  registered  which remain unsold at the termination of the offering.

            5.    Not Applicable.

            6.    The  Registrant  undertakes  to send by first  class mail or other means designed to ensure equally  prompt  delivery,  within two business days of receipt of a written or oral  request,  any  Statement  of  Additional
Information.

                                  SIGNATURES

Pursuant to the  requirements  of the  Securities Act of 1933 and the Investment
Company Act of 1940, the Registrant certifies that it meets all the requirements for effectiveness of this Registration  Statement  pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned,  thereunto duly authorized, in the City of New York and State of New York, on this 25th day of September, 2006.

                              OPPENHEIMER SENIOR FLOATING RATE FUND

                                                By:   By:  /s/ John V. Murphy*
                                 ---------------------------------------------
                                                    John V. Murphy, President,
                                         Principal Executive Officer & Trustee

Pursuant to the requirements of the Securities Act of 1933, this  Registration
Statement  has been signed below by the  following  persons in the  capacities and on the date indicated:

Signatures                          Title                      Date

/s/ William L. Armstrong*    Chairman of the             September 25, 2006
---------------------------  Board of Trustees
William L. Armstrong

/s/ John V. Murphy*          President, Principal        September 25, 2006
------------------------     Executive Officer & Trustee
John V. Murphy

/s/ Brian W. Wixted*         Treasurer, Principal        September 25, 2006
-------------------------    Financial &
Brian W. Wixted              Accounting Officer

/s/ Robert G. Avis*          Trustee                     September 25, 2006

---------------------
Robert G. Avis

/s/ George Bowen*            Trustee                     September 25, 2006

----------------------
George Bowen

/s/ Edward Cameron*          Trustee                     September 25, 2006

------------------------
Edward Cameron

/s/ Jon S. Fossel*           Trustee                     September 25, 2006

--------------------
Jon S. Fossel

/s/ Sam Freedman*            Trustee                     September 25, 2006

---------------------
Sam Freedman

/s/ Beverly L. Hamilton*

-------------------------    Trustee                     September 25, 2006
Beverly L. Hamilton

/s/ Robert J. Malone*

-----------------------      Trustee                     September 25, 2006
Robert J. Malone

/s/ F. William Marshall, Jr.*                            Trustee  September

25, 2006
----------------------------
F. William Marshall, Jr.

*By: /s/ Kathleen T. Ives

        -----------------------------------------

        Kathleen T. Ives, Attorney-in-Fact

                    OPPENHEIMER SENIOR FLOATING RATE FUND

                     Registration Statement No. 333-82579

                                EXHIBITS FILED

Exhibit No.       Exhibit

(k)(1)                  Amended and Restated  Service Plan and  Agreement  for
                  Class A shares dated October 28, 2005

(k)(2)                  Amended and  Restated  Distribution  and Service  Plan
                  and Agreement for Class B shares dated October 28, 2005

(k)(3)                  Amended and  Restated  Distribution  and Service  Plan
                  and Agreement for Class C shares dated October 28, 2005

(n)               Independent Registered Public Accounting Firm's consent